
09010301


EQUITY
ONE™

Equity One, Inc. | Annual Report 2008

Our Mission Statement

"To be the leading retail real estate operator, asset manager and developer in the most supply constrained markets in the country."



Equity One...
strong, quality, value,
10 year anniversary
Now 2008
Then 1998
19 Properties
2.1 Million Sq. Ft.
160 Properties
16 Million Sq. Ft.



EQUITY ONE, INC.

Arthur L. Gallagher, Esq.
(305)947-1664
agallagher@equityone.net

April 3, 2009

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention: File Desk

Re: Equity One, Inc.
Annual Report and Proxy Statement

Ladies and Gentlemen:

Enclosed please find seven copies of Equity One, Inc.'s Annual Report and Proxy Statement, together with the Proxy Card, recently made available to the stockholders (collectively, the "Annual Reports"). The Annual Reports are being furnished to you pursuant to Rule 14a-3(c) of Regulation 14A under the Securities Exchange Act of 1934, as amended.

Please acknowledge receipt of this letter and the enclosures by so noting on the provided copy of this letter and returning such copy to the undersigned in the enclosed self-addressed and stamped envelope. Please feel free to call the undersigned with any questions or comments you may have regarding this submission.

Very truly yours,
EQUITY ONE, INC.

By: ______________________
Arthur L. Gallagher
General Counsel and Secretary

Enclosures

Letter and enclosure received:

Stamp or sign here


EQY
LISTED
NYSE

Financial Highlights

(in thousands except per share data)	2008	2007	2006	2005
Balance Sheet Data				
Total Assets	$2,036,263	$2,174,384	$2,069,775	$2,059,881
Net Real Estate Investments	1,778,733	1,957,239	1,885,711	1,896,505
Total Liabilities(3)	1,125,776	1,257,463	1,143,108	1,085,727
Shareholders' Equity	909,498	915,932	925,678	972,729
Operating Data				
Total Rental Revenues	$239,029	$246,109	$224,937	$202,322
Net Income from Continuing Operations	35,433	50,063	50,444	48,297
Net Income	35,008	69,385	176,955	92,741
Funds from Operations(1)	60,489	98,409	110,311	124,836
Cash Dividends(2)	89,612	88,599	162,704	87,272
Per Share Data				
Net Income from Continuing Operations(2)	$0.48	$0.68	$0.68	$0.65
Net Income(2)	0.47	0.95	2.38	1.24
Funds from Operations(1)(2)	.81	1.34	1.48	1.67
Cash Dividends(2)	1.20	1.20	2.20	1.17

teamwork & growth

Our Growth History



1992
Equity One, Inc. Founded
1998
Equity One, Inc. IPO on the NYSE
2001
$281M acquisition of Centrefund Realty (U.S.) (28 shopping centers)
$148M merger with United Investors Realty Trust (22 shopping centers)
2003
$763M merger with IRT Property Company (93 shopping centers)
2004
$120M asset acquisition in the Boston metropolitan area (6 shopping centers)
2006
Sold 29 Texas properties in a $388M transaction
2008
$300M - Formed new joint venture partnerships with Global Retail Investors, LLC and DRA Advisors

(1) We define Funds from Operations ("FFO") consistent with the NAREIT definition as net income computed in accordance with generally accepted accounting principles in the United States ("GAAP") excluding gains (or losses) from sales of property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures calculated to reflect funds from operations on the same basis. We believe that FFO should be considered along with, but not as an alternative to GAAP net income as a measure of our operating performance. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. For a reconciliation of FFO to GAAP, see page 26 in the attached Annual Report on Form 10-K.

(2) Net income from Continuing Operations, Net Income and Funds from Operations are per diluted share. Cash dividends are per basic share.

(3) Amounts have been reclassified to conform to the 2008 presentation.

To Our Stockholders

2008 was a dynamic year no matter what metric you use to describe it. Unprecedented change in the financial markets driven by the failure of some of the largest U.S. banks created an environment in which liquidity became the number one focus of many investors. Over two years ago, our management team put in place a strategic plan that has played a critical role in helping us maintain stability during this economic storm. In accordance with this plan, we placed a premium on the careful management of our balance sheet and have taken a series of steps to ensure that our business can operate profitably, and perhaps even thrive, in these challenging financial markets.

Our management team is focused on executing a plan that produces long-term relative stock outperformance. While I am pleased to report that we are doing well – we outperformed our peers by nearly 2,000 basis points in 2008 and over 800 basis points in 2007* - I wish I could say that our investors made money in absolute terms. This is certainly not the kind of outperformance we seek but we are confident that, in the long run, our strategy will lead to favorable returns for our stockholders.

Last year, we anticipated that we could be entering a difficult market for raising capital and we prepared ourselves in advance of this downturn. During 2008, we formed over $300 million in joint venture partnerships with First Washington/CalPERS, the largest pension fund in the country and DRA Advisors, a $10 billion institutional advisor. These transactions helped us generate capital to fund many of our strategic initiatives and allowed us to reduce our overall level of indebtedness. Also, this past fall, we completed three large financing transactions – a $55 million equity offering, a $65 million 10-year, 6.25% mortgage and a $227 million 3-year line of credit. These financings provided us with substantial liquidity at attractive terms in a relatively illiquid market. At the end of 2008, we had more than $134 million in cash and marketable securities and only $35.5 million drawn under our $227 million line of credit. We believe our balance sheet is among the strongest in our sector with available capital to take advantage of distressed opportunities.

* Peer group includes the common stocks of the following companies: Acadia Realty Trust, Saul Centers, Inc. Federal Realty Investment Trust, Kimco Realty Corp., Cedar Shopping Centers, Inc., Regency Centers Corp., Weingarten Realty Investors, Ramco-Gershenson Properties Trust, and Developers Diversified Realty Corp.


EQUITY
ONE

1600 N.E. Miami Gardens Drive
North Miami Beach, Florida 33179
(305) 947-1664

March 31, 2009

Dear stockholder:

The board of directors and officers of Equity One, Inc., a Maryland corporation, join us in extending to you a cordial invitation to attend the 2009 annual meeting of our stockholders. This meeting will be held on Wednesday, May 13, 2009, at 9:00 a.m., local time, at the Fairmont Turnberry Isle Resort & Club, 19999 West Country Club Drive, Aventura, Florida 33180.

As permitted by the rules of the Securities and Exchange Commission, we have provided access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials, or E-proxy notice, on or about March 31, 2009 to our stockholders of record on March 16, 2009. The E-proxy notice contains instructions for your use of this process, including how to access our proxy statement and annual report and how to authorize your proxy to vote online. In addition, the E-proxy notice contains instructions on how you may receive a paper copy of the proxy statement and annual report or elect to receive your proxy statement and annual report over the Internet.

If you are unable to attend the annual meeting in person, it is very important that your shares be represented and voted at the meeting. You may authorize your proxy to vote your shares over the Internet as described in the E-proxy notice. Alternatively, if you received a paper copy of the proxy card by mail, please complete, date, sign and promptly return the proxy card in the self-addressed stamped envelope provided. You may also vote by telephone as described in your proxy card. If you vote your shares over the Internet, return your proxy card by mail or vote by telephone prior to the annual meeting, you may nevertheless revoke your proxy and cast your vote personally at the meeting.

We look forward to seeing you on May 13, 2009.

Sincerely,

CHAIM KATZMAN
Chairman of the Board

JEFFREY S. OLSON
Chief Executive Officer

EQUITY ONE, INC.
1600 N.E. Miami Gardens Drive
North Miami Beach, Florida 33179

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To be held on May 13, 2009

To our stockholders:

You are cordially invited to attend the 2009 annual meeting of the stockholders of Equity One, Inc., a Maryland corporation, which will be held at The Fairmont Turnberry Isle Resort & Club, 19999 West Country Club Drive, Aventura, Florida 33180, on May 13, 2009 at 9:00 a.m., local time. At the meeting, stockholders will consider and vote on the following matters:

1. The election of Noam Ben-Ozer, James S. Cassel, Cynthia R. Cohen, Neil Flanzraich, Nathan Hetz, Chaim Katzman, Peter Linneman, Jeffrey S. Olson and Dori Segal as Directors, each to hold office until our 2010 annual meeting of stockholders and until his or her successor has been duly elected and qualifies;

2. The ratification of the appointment of Ernst & Young LLP as our independent registered certified public accounting firm for the 2009 fiscal year; and

3. Such other business as may properly come before the annual meeting, including any adjournments or postponements of the meeting.

If you own shares of our common stock as of the close of business on March 16, 2009, you can vote those shares by proxy or at the meeting.

Whether or not you plan to attend the meeting in person, please authorize your proxy to vote your shares over the Internet, as described in the Notice of Internet Availability of Proxy Materials, or E-proxy notice. Alternatively, if you received a paper copy of the proxy card by mail, please mark, sign, date and promptly return the proxy card in the self-addressed stamped envelope provided. You may also authorize your proxy to vote your shares by telephone as described in your proxy card. Stockholders who vote over the Internet, who return proxy cards by mail or vote by telephone prior to the meeting may nevertheless attend the meeting, revoke their proxies and vote their shares in person.

By Order of the Board of Directors

ARTHUR L. GALLAGHER
Executive Vice President, General Counsel and Secretary

North Miami Beach, Florida
March 31, 2009

TABLE OF CONTENTS

Page

**2009 ANNUAL MEETING
OF
STOCKHOLDERS OF EQUITY ONE, INC.**

PROXY STATEMENT

QUESTIONS AND ANSWERS

Q: Why did I receive a Notice of Internet Availability of Proxy Materials?

A: Our board of directors is soliciting proxies to be voted at our annual meeting. The annual meeting will be held at The Fairmont Turnberry Isle Resort & Club, 19999 West Country Club Drive, Aventura, Florida on Wednesday, May 13, 2009, at 9:00 a.m., local time. Pursuant to the rules of the Securities and Exchange Commission, we have provided access to our proxy materials over the Internet. Accordingly, we are sending a Notice of Internet Availability of Proxy Materials, which is referred to herein as the "E-proxy notice," on or about March 31, 2009 to our stockholders of record on March 16, 2009. The E-proxy notice and this proxy statement summarize the information you need to know to vote by proxy or in person at the annual meeting. You do not need to attend the annual meeting in person in order to vote.

Q: When was the E-proxy notice mailed?

A: The E-proxy notice was mailed to stockholders beginning on or about March 31, 2009.

Q: Who is entitled to vote?

A: All stockholders of record as of the close of business on March 16, 2009, the record date, are entitled to vote at the annual meeting.

Q: What is the quorum for the meeting?

A: A quorum at the annual meeting will consist of a majority of the votes entitled to be cast by the holders of all shares of common stock outstanding. No business may be conducted at the meeting if a quorum is not present. As of the record date, 77,138,869 shares of common stock were issued and outstanding. If less than a majority of outstanding shares entitled to vote are represented at the annual meeting, the chairman of the meeting or a majority of the shares so represented may adjourn the annual meeting to another date, time or place, not later than 120 days after the original record date of March 16, 2009. Notice need not be given of the new date, time or place if announced at the meeting before an adjournment is taken.

Q: How many votes do I have?

A: Each share of our common stock outstanding on the record date is entitled to one vote on each item submitted to you for consideration. Our stockholders do not have the right to cumulate their votes for directors.

Q: How do I vote?

A: Whether or not you plan to attend the annual meeting, we urge you to authorize your proxy to vote your shares over the Internet as described in the E-proxy notice. Alternatively, if you received a paper copy of the proxy card by mail please complete, date, sign and promptly return the proxy card in the self-addressed stamped envelope provided. You may also authorize your proxy to vote your shares by telephone as described in your proxy card. Authorizing your proxy over the Internet, by mailing a proxy card or by telephone will not limit your right to attend the annual meeting and vote your shares in person. Your proxy (one of the individuals named in your proxy card) will vote your shares per your instructions. If you fail to provide instructions on a proxy properly submitted via the Internet, mail or telephone, your proxy will vote, to elect (FOR) the director nominees listed in "Proposal 1 – Election of Directors," in favor of (FOR) "Proposal 2 – Ratification of the Appointment of Independent Registered Certified Public Accounting Firm" and in accordance with the recommendation of the board of directors as to all other matters that may properly come before the annual meeting.

Q: How do I vote my shares that are held by my broker?

A: If you have shares held by a broker, you may instruct your broker to vote your shares by following the instructions that the broker provides to you. Most brokers allow you to authorize your proxy by mail, telephone and the Internet.

Q: What am I voting on?

A: You will be voting on:

- The election of nine directors to hold office until our 2010 annual meeting of stockholders and until his or her successor has been elected and qualifies;
- The ratification of the appointment of Ernst & Young LLP to act as our independent registered certified public accounting firm for 2009; and
- Such other business as may properly come before the annual meeting, including any adjournments or postponements thereof.

Q: What vote is required to approve the proposals assuming that a quorum is present at the annual meeting?

A:		
	Proposal 1: Election of Directors	The election of the director nominees must be approved by a plurality of the votes cast.
	Proposal 2: Ratification of Independent Accounting Firm	Ratification of the appointment of the independent registered certified public accounting firm requires a majority of the votes cast.

Q: How are abstentions and broker non-votes treated?

A: Pursuant to Maryland law, abstentions and broker non-votes are counted as present for purposes of determining the presence of a quorum. For purposes of the election of directors and the vote on Proposal 2, abstentions will not be counted as votes cast and will have no effect on the result of the vote.

Under the rules of the New York Stock Exchange, brokerage firms may have the authority to vote their customers' shares on certain routine matters for which they do not receive voting instructions, including the uncontested election of directors and ratification of the independent registered certified public accounting firm. Therefore, brokerage firms may vote such shares with respect to Proposals 1 and 2.

Q: Will there be any other items of business on the agenda?

A: The board of directors does not know of any other matters that may be brought before the annual meeting nor does it foresee or have reason to believe that proxy holders will have to vote for substitute or alternate nominees for election to the board of directors. In the event that any other matter should come before the annual meeting or any nominee is not available for election, the persons named in the enclosed proxy will have discretionary authority to vote all proxies with respect to such matters in accordance with their discretion.

Q: What happens if I submit my proxy without providing voting instructions on all proposals?

A: Proxies properly submitted via the Internet, mail or telephone will be voted at the annual meeting in accordance with your directions. If the properly-submitted proxy does not provide voting instructions on a proposal, **the proxy will be voted to elect (FOR) the director nominees listed in "Proposal 1 – Election of Directors" and in favor of (FOR) "Proposal 2 – Ratification of the Appointment of Independent Registered Certified Public Accounting Firm.**"

Q: Will anyone contact me regarding this vote?

A: No arrangements or contracts have been made with any solicitors as of the date of this proxy statement, although we reserve the right to engage solicitors if we deem them necessary. Such solicitations may be made by mail, telephone, facsimile, e-mail or personal interviews.

Q: Who has paid for this proxy solicitation?

A: We have paid the entire expense of preparing, printing and mailing the E-proxy notice and, to the extent requested by our stockholders, this proxy statement and any additional materials furnished to stockholders.

Q: May stockholders ask questions at the annual meeting?

A: *Yes.* There will be time allotted at the end of the meeting when our representatives will answer questions from the floor.

Q: How do I submit a proposal for the 2010 annual meeting?

A: Our bylaws currently provide that in order for a stockholder to nominate a candidate for election as a director at an annual meeting of stockholders or propose business for consideration at such meeting, written notice generally must be delivered to our corporate secretary not later than the close of business on the 60th day, and not earlier than the close of business on the 90th day, prior to the first anniversary of the preceding year's annual meeting. Accordingly, a stockholder nomination or proposal intended to be considered at the 2010 annual meeting, but not included in our proxy statement, generally must be received by our corporate secretary after the close of business on February 12, 2010 and prior to the close of business on March 14, 2010. Proposals should be mailed to the attention of our corporate secretary at 1600 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179. A copy of the bylaws may be obtained from our corporate secretary by written request to the same address.

Our board of directors will review any stockholder proposals that are timely submitted and will determine whether such proposals meet the criteria for inclusion in the proxy solicitation materials or for consideration at the 2010 annual meeting. In addition, the persons named in the proxies retain the discretion to vote proxies on matters of which we are not properly notified at our principal executive offices on or before 60 days prior to the annual meeting and also retain such authority under certain other circumstances.

Q: What does it mean if I receive more than one E-proxy notice?

A: It means that you have multiple accounts at the transfer agent or with stockbrokers. Please submit all of your proxies over the Internet, following the instructions provided in the E-proxy notice, by mail or by telephone to ensure that all of your shares are voted.

Q: Can I change my vote after I have voted?

A: *Yes.* Proxies properly submitted over the Internet, by mail or by telephone do not preclude a stockholder from voting in person at the meeting. A stockholder may revoke a proxy at any time prior to its exercise by filing with our corporate secretary a duly executed revocation of proxy, by properly submitting, either by Internet, mail or telephone, a proxy to our corporate secretary bearing a later date or by appearing at the meeting and voting in person. Attendance at the meeting will not by itself constitute revocation of a proxy.

Q: Can I find additional information on the Company's website?

A: *Yes.* Our website is located at *www.equityone.net.* Although the information contained on our website is not part of this proxy statement, you can view additional information on the website, such as our corporate governance guidelines, our code of conduct and ethics, charters of our board committees and reports that we file with the SEC. A copy of our corporate governance guidelines, our code of conduct and ethics and each of the charters of our board committees may be obtained free of charge by writing to Equity One, Inc., 1600 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179, Attention: Investor Relations.

CORPORATE GOVERNANCE AND RELATED MATTERS

Our business, property and affairs are managed under the direction of our board of directors, except with respect to those matters reserved for our stockholders. Our board of directors establishes our overall corporate policies, reviews the performance of our senior management in executing our business strategy and managing our day-to-day operations and acts as an advisor to our senior management. Our board's mission is to further the long-term interests of our stockholders. Members of the board of directors are kept informed of our business through discussions with our management, primarily at meetings of the board of directors and its committees, and through reports and analyses presented to them. Significant communications between our directors and senior management occur apart from such meetings. The board and each of its committees – audit, compensation, executive and nominating and corporate governance – also have the authority to retain, at our expense, outside counsel, consultants or other advisors in the performance of their duties.

Charters for the audit, compensation and nominating and corporate governance committees, our corporate governance guidelines and our code of conduct and ethics may be viewed on our website at *www.equityone.net* under the "About Us" tab. These documents are also available without charge to stockholders who request them by contacting Equity One, Inc. — Investor Relations, at 1600 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179.

Independent Directors

Under the corporate governance standards of the New York Stock Exchange, or NYSE, at least a majority of our directors and all of the members of our audit committee, compensation committee and nominating and corporate governance committee must meet the test of "independence" as defined by the NYSE. The NYSE standards provide that to qualify as an "independent" director, in addition to satisfying certain bright-line criteria, the board of directors must affirmatively determine that a director has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us). The board of directors has determined that each of Messrs. Ben-Ozer, Cassel, Flanzraich, Hetz and Linneman and Ms. Cohen satisfy the bright-line criteria and that none has a relationship with us that would interfere with such person's ability to exercise independent judgment as a member of our board. Therefore, following the election of the director candidates at the annual meeting, we believe that 67% of our board members will be independent under those rules.

Nominations for Directors

The nominating and corporate governance committee will consider nominees for director suggested by stockholders in written submissions to our corporate secretary. In evaluating nominees for director, the committee does not differentiate between nominees recommended by stockholders and others. In identifying and evaluating candidates to be nominated for director, the nominating committee reviews the desired experience, mix of skills and other qualities required for appropriate board composition, taking into account the current board members and our specific needs as well as those of the board. This process is designed so that the board of directors includes members with diverse backgrounds, skills and experience, and represents appropriate financial and other expertise relevant to our business. In addition to the personal qualifications of each candidate, the committee will consider, among other things, the following:

- if the nominee will consent to being named in the proxy and serving, if elected, on the board;
- whether the candidate qualifies as "independent" under the New York Stock Exchange rules;
- the nominee's biographical data (including other boards on which the nominee serves), business experience and involvement in certain legal proceedings, including any involving our company;
- transactions and relationships between the nominee and the recommending stockholder, on the one hand, and us or our management, on the other hand;
- the nominee's trading history in our stock and his or her current stock ownership information;
- any material proceedings to which the nominee or his or her associates is a party that are adverse to our company;
- information regarding whether the recommending stockholder or nominee (or their affiliates) have any plans or proposals for us; and
- whether the nominating stockholder and nominee seek to use the nomination to redress personal

claims or grievances against us or others, or to further personal interests or special interests not shared by our stockholders at large.

The nominating committee also reserves the right to request such additional information as it deems appropriate.

Although the nominating committee's charter permits it to engage a search firm to identify director candidates, we did not pay fees to any third parties to assist in the process of identifying or evaluating director candidates to stand for election at the annual meeting.

Executive Sessions

Pursuant to our corporate governance guidelines, our non-management directors meet in separate executive sessions at least four times a year and as otherwise determined by the lead director (discussed below). The lead director may invite our chief executive officer or others, as he deems appropriate, to attend a portion of these sessions. The non-management directors met four times in executive sessions in 2008.

Lead Director

In May 2006, Neil Flanzraich was elected to serve as our lead director and has served in that capacity since that time. The lead director is an independent director who acts in a lead capacity to coordinate the other independent directors, consult with the chairman on board agendas, chair the executive sessions of the non-management directors and perform such other functions as the board may direct.

Stockholder Communications

Our board has implemented a process by which our stockholders and other interested parties may communicate with one or more members of our board, its committees, the lead director or the non-management directors or independent directors as a group in a writing addressed to Equity One, Inc., Board of Directors, c/o Corporate Secretary, 1600 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179. Such communications may be made on a anonymous or confidential basis. The board has instructed our corporate secretary to promptly forward all such communications to the specified addressees thereof.

Code of Conduct and Ethics

Our board of directors has adopted a code of conduct and ethics that applies to all of our directors, officers, employees and independent contractors. The code also has specific provisions applicable to all employees with access to, and responsibility for, matters of finance and financial management, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. The full text of the code of conduct and ethics is available at, and we intend to disclose any amendments to, or waivers from, any provision of the code that applies to our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions or any other executive officers or directors by posting such information within four business days of such amendment or waiver on our website at *www.equityone.net.*

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

Meetings

During the fiscal year ended December 31, 2008, our board of directors held a total of 10 meetings. Each of our directors attended at least 75% of the aggregate of (i) the number of the meetings of the board of directors which were held during the period that such person served on the board of directors and (ii) the number of meetings of committees of the board of directors held during the period that such person served on such committee. Although we have no specific requirement regarding the attendance at the annual meeting of stockholders by our directors, our bylaws require that a meeting of our directors be held following the annual meeting of stockholders. In 2008, all but two of our directors attended the annual meeting in person.

Committee Membership

We have four standing committees: the executive committee, the audit committee, the compensation committee and the nominating and corporate governance committee.

The current members of our committees are as follows:

Name	Audit	Compensation	Nominating and Corporate Governance	Executive
Noam Ben-Ozer	X*		X	
James Cassel		X	X*	
Cynthia Cohen	X		X	
Neil Flanzraich**		X*	X	
Nathan Hetz	X			
Chaim Katzman				X*
Peter Linneman		X	X	X
Jeffrey S. Olson				X
Dori Segal				X

* Chair
** Lead Director

Executive Committee. The executive committee is authorized to perform all functions which may be lawfully delegated by the board of directors; provided, however, that the executive committee may only approve the sale, acquisition or development of properties with a purchase price or otherwise requiring an equity investment of no more than $50 million and the acquisition of undeveloped land with a purchase price of not more than $20 million. The executive committee met or took action by consent four times during the year ended December 31, 2008.

Audit Committee. The members of the audit committee are "independent," as defined under the NYSE listing standards and the rules and regulations of the Securities and Exchange Commission, or SEC. The board has determined that each of the members qualifies as an "audit committee financial expert" as defined by the rules and regulations of the SEC. The audit committee's functions include reviewing and discussing our financial statements, including reviewing our specific disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations," with our management and independent registered certified public accounting firm, retaining and terminating the engagement of our independent registered certified public accounting firm, determining the independence of such firm and discussing with management and the independent registered certified public accounting firm the quality and adequacy of our disclosure controls and procedures and internal controls. The audit committee met 11 times during the year ended December 31, 2008.

Please refer to the audit committee report, which is set forth on page 14 of this proxy statement, for a further description of our audit committee's responsibilities and its recommendation with respect to our audited consolidated financial statements for the year ended December 31, 2008.

Compensation Committee. The members of the compensation committee are "independent," as defined under the NYSE listing standards. The compensation committee's functions consist of administering our 2000 Executive Incentive Compensation Plan, as amended, or 2000 plan, our 2004 Employee Stock Purchase Plan and our 1995 Stock Option Plan, recommending and approving grants of stock options and restricted securities under our 2000 plan, recommending, reviewing and approving our salary, bonus and fringe benefits policies, including compensation of our executive officers, and discussing with management the Compensation Discussion and Analysis and, if appropriate, recommending its inclusion in our annual report on Form 10-K and proxy statement. The compensation committee also continues to administer the IRT 1998 Long-Term Incentive Plan and the IRT 1989 Stock Option Plan which we assumed in our acquisition of IRT Property Company. The compensation committee met six times during the year ended December 31, 2008. The compensation committee has the power to create subcommittees with such powers as the compensation committee may from time to time confer to such subcommittees. For a description of the role performed by executive officers and compensation consultants in determining or recommending the amount or form of executive and director compensation, see "Compensation Discussion and Analysis – Management's and Advisor's Role in Compensation Decisions."

Please refer to the compensation committee report, which is set forth on page 15 of this proxy statement, for a further description of our compensation committee's responsibilities.

Nominating and Corporate Governance Committee. The members of the nominating and corporate governance committee are "independent," as defined under the NYSE listing standards. The committee's duties include establishing criteria for recommending candidates for election or reelection to the board, considering issues and making recommendations concerning the size, composition, organization and effectiveness of the board, including committee assignments, establishing and overseeing procedures for annual assessment of board and director performance, evaluating issues of corporate governance and making recommendations to the board regarding our governance policies and practices. The nominating and corporate governance committee met four times during the year ended December 31, 2008.

PROPOSAL 1 – ELECTION OF DIRECTORS

The board of directors proposes that the nominees described below be elected for a one-year term and until their successors are duly elected and qualify. All of the nominees are currently serving as our directors.

Nominee	Principal Occupation, Business Experience, Other Directorships Held and Age
Noam Ben-Ozer	Mr. Ben-Ozer was elected as a director in 1996. Since 2002, Mr. Ben-Ozer has served as founder and principal of Focal Advisory, a consulting and M&A firm based in Boston, Massachusetts. In 2007, Mr. Ben-Ozer also founded Focal Energy, an energy consulting firm. Prior to that, Mr. Ben-Ozer served as co-founder of iPhrase Technologies, Inc., a privately-held software company, from 1999 to 2002. Prior to founding iPhrase Technologies, Inc., Mr. Ben-Ozer was a Manager with Bain & Company. Mr. Ben-Ozer is a certified public accountant in Israel and received an M.B.A. from the Harvard Business School. Mr. Ben-Ozer is 44 years old.
James S. Cassel	Mr. Cassel was elected as a director in April 2005. Since 2006, Mr. Cassel has served as Vice Chairman, Managing Director and Co-Head of Investment Banking of Ladenburg Thalmann & Co. Inc., an investment banking company that in 2006 purchased Capitalink, L.C., a South Florida based investment banking company founded by Mr. Cassel in 1998 and where he served as its president from 1998 to 2006. From 1996 to 1998, he served as president of Catalyst Financial, an investment banking company. Mr. Cassel received a B.S. from American University and a Juris Doctorate from the University of Miami. Mr. Cassel is 53 years old.
Cynthia R. Cohen	Ms. Cohen was elected as a director in 2006. She founded Strategic Mindshare, a strategic management consulting firm serving retailers and consumer product manufacturers, in 1990 and, since that time, has served as its president. Ms. Cohen is a director of bebe stores, inc., a specialty apparel retailer, and Steiner Leisure Limited, a spa operator, both of which are public companies. Ms. Cohen also serves on the executive advisory board for the Center for Retailing Education and Research at the University of Florida. She is a graduate of Boston University. Ms. Cohen is 55 years old.
Neil Flanzraich	Mr. Flanzraich was elected as a director in April 2005. Mr. Flanzraich is currently a private investor. Prior to becoming a private investor, from May 1998 to 2006, he served as vice chairman and president of IVAX Corporation, a company specializing in the discovery, development, manufacturing and marketing of branded and generic pharmaceuticals and veterinary products. IVAX was acquired by Teva Pharmaceuticals in January 2006. From 1995 to 1998, Mr. Flanzraich was a shareholder and served as chairman of the life sciences legal practice group of Heller Ehrman White & McAuliffe, a San Francisco-based law firm. From 1981 to 1995, he served in various capacities at Syntex Corporation, a pharmaceutical company, most recently as its senior vice president, general counsel and a member of the corporate executive committee. In addition to our board of directors, he is also a director of Continucare Corporation, a healthcare company, Javelin Pharmaceuticals, Inc., a pharmaceutical company, Neurochem Inc., a biotechnology company, and Chipotle Mexican Grill, Inc., a chain of Mexican restaurants. All of these are public companies. He received an A.B. degree from Harvard College (phi beta kappa, magna cum laude) and a Juris Doctorate from Harvard Law School (magna cum laude). Mr. Flanzraich is 65 years old.
Nathan Hetz	Mr. Hetz was elected as a director in November 2000. We and several of our stockholders have agreed, pursuant to a stockholders agreement, that as long as Alony Hetz Properties & Investments, Ltd., an Israeli corporation that specializes in real estate investments in Israel, Switzerland, Great Britain, Canada and the United States, the shares of which are

Nominee	Principal Occupation, Business Experience, Other Directorships Held and Age
	publicly traded on the Tel-Aviv Stock Exchange and one of our principal, indirect stockholders, or its affiliates own at least three percent of our common stock, it may designate one nominee for election to our board of directors. Alony Hetz has chosen Mr. Hetz as its nominee pursuant to this agreement. Since November 1990, Mr. Hetz has served as the chief executive officer, director and principal shareholder of Alony Hetz. Mr. Hetz currently serves as a director of First Capital Realty Inc., a principal, indirect stockholder of ours, Amot Investments Ltd., a real estate company, the shares of which are publicly traded on the Tel-Aviv Stock Exchange, and PSP Swiss Property, a real estate company, the shares of which are publicly traded on the Swiss Stock Exchange. Mr. Hetz received a B.A. in accounting from Tel-Aviv University in Israel and is a certified public accountant in Israel. Mr. Hetz is 56 years old.
Chaim Katzman	Mr. Katzman has served as the chairman of our board since our formation in 1992 and served as our chief executive officer until December 2006 and president until November 2000. Mr. Katzman has been involved in the purchase, development and management of commercial and residential real estate in the United States since 1980. Mr. Katzman purchased the controlling interest of Gazit Inc., a publicly-traded company listed on the Tel-Aviv Stock Exchange, and one of our principal, indirect stockholders, in May 1991, has served as the chairman of its board and chief executive officer since that time, and remains its largest stockholder. Shulamit Katzman, Mr. Katzman's wife, is the vice chairman of the board of directors of Gazit Inc. Mr. Katzman has served as a director of Gazit-Globe Ltd., a publicly-traded real estate investment company listed on the Tel-Aviv Stock Exchange and one of our principal, direct and indirect stockholders, since 1994 and as its chairman since 1998. Mr. Katzman also serves as non-executive chairman of the board of First Capital Realty Inc., an Ontario real estate company, the common stock of which is listed on the Toronto Stock Exchange and which is one of our principal, indirect stockholders. In 2008, Mr. Katzman was named chairman of the board of Atrium European Real Estate Ltd., a leading real estate company that owns, operates and develops shopping centers in Central and Eastern Europe, the shares of which are listed on the Vienna Stock Exchange. Mr. Katzman received an LL.B. from Tel Aviv University Law School in 1973. Mr. Katzman is 59 years old.
Peter Linneman, Ph.D.	Dr. Linneman was elected as a director in November 2000. Since 1979, Dr. Linneman has been the Albert Sussman Professor of Real Estate, Finance and Public Policy at the University of Pennsylvania, Wharton School of Business. Dr. Linneman is currently a principal of Linneman Associates, a real estate advisory firm, and a principal of American Land Funds, a private equity firm. Dr. Linneman is currently serving as a director of JER Investors Trust, Inc., a finance company that acquires real estate debt securities and loans. Dr. Linneman holds both a masters and a doctorate degree in economics from the University of Chicago. Dr. Linneman is 58 years old.
Jeffrey S. Olson	Mr. Olson was elected to our board of directors in November 2006. He was elected chief executive officer in December 2006 and served as our President from November 2006 to March 2008. From March 2002 until joining us as consulting executive officer in September 2006, Mr. Olson served as president of the Eastern and Western shopping center regions of Kimco Realty Corporation, one of the nation's largest shopping center development and management companies. From 2000 to 2002, he served as senior vice president, co-head of real estate research for UBS Warburg. Mr. Olson has a Masters of Science in Real Estate from The Johns Hopkins University, a B.S. in accounting from the University of Maryland and was previously a certified public accountant. Mr. Olson is 41 years old.

Dori Segal Mr. Segal was elected as a director in November 2000 and our vice chairman in May 2006. Mr. Segal has served since October 1998 as president of Gazit-Globe, Ltd., one of our principal, direct and indirect stockholders. Since August 2000, Mr. Segal has served as chief executive officer, president and as vice chairman of the board of First Capital Realty Inc., a principal and indirect stockholder of ours. Mr. Segal has also served since 2004 as a Director of Citycon Oyj, a Finnish real estate company, the shares of which are publicly traded on the Helsinki Stock Exchange. Since 1995, Mr. Segal has served as the president of Gazit Israel Ltd., a real estate investment holding company. Mr. Segal is 46 years old.

Vote Required

The vote of a plurality of all votes cast at the meeting at which a quorum is present is necessary for the election of a director. For purposes of the election of directors, abstentions will not be counted as votes cast and will have no effect on the result of the vote, although they will be considered present for the purpose of determining the presence of a quorum. Since brokers are permitted to vote for the election of directors in an uncontested election, there will be no broker non-votes with respect to Proposal 1.

RECOMMENDATION – The Board of Directors Recommends a Vote FOR Each Named Nominee

EXECUTIVE OFFICERS

As of the date of this proxy statement, our executive officers are as follows:

Name	Age	Position
Jeffrey S. Olson	41	Chief Executive Officer
Thomas Caputo	61	President
Gregory Andrews	46	Executive Vice President and Chief Financial Officer
Arthur L. Gallagher	38	Executive Vice President, General Counsel and Corporate Secretary
Thomas McDonough	50	Executive Vice President and Chief Investment Officer

Mr. Olson also serves as director. His biographical information can be found in the section entitled "Proposal 1 – Election of Directors" on page 9.

Thomas Caputo has served as our president since March 2008. Prior to joining us, from December 2000 to March 2008, Mr. Caputo was executive vice president and head of the portfolio management and acquisition groups at Kimco Realty Corporation, a publicly-traded real estate investment trust. From January 2000 to December 2000, he was a principal of H&R Retail, a private real estate company specializing in development and redevelopment of real estate and located in Baltimore, Maryland. From April 1983 to December 1999, Mr. Caputo was a principal with RREEF, a pension fund advisor, where he was in charge of nationwide retail acquisitions and dispositions and a member of its investment committee. Prior to joining RREEF, from February 1976 to March 1983, Mr. Caputo was the principal in charge of retail leasing with Collier Pinkard in Baltimore, Maryland. He has a B.A. from Randolph Macon College.

Gregory Andrews has served as our executive vice president since November 2006 and assumed the position of chief financial officer in January 2007. From March 1997 to November 2006, Mr. Andrews served as a principal at Green Street Advisors, a pre-eminent REIT research and consulting firm, where he was the firm's senior equity analyst for retail and health care REITs. From 1996 to 1997, he served as vice president – corporate lending at Bank of America Asia in Hong Kong and from 1993 to 1996 as vice president – commercial real estate at Bank of America in Los Angeles and Irvine, CA. From 1988 to 1991, Mr. Andrews was a registered architect in Washington, DC. Mr. Andrews has an MBA from the UCLA Anderson School of Management and a B.A. from Princeton University.

Arthur L. Gallagher has served as our executive vice president since February 2008, as senior vice president from December 2006 to February 2008 and as our general counsel and corporate secretary since joining us in March 2003. Prior to joining us, Mr. Gallagher was with the law firms of Greenberg Traurig P.A., Miami, Florida, from 1999 to 2003, and Simpson Thacher & Bartlett, New York, New York, from 1997 to 1999. Mr. Gallagher received a B.A. from the University of North Carolina – Chapel Hill and a Juris Doctorate from Duke University School of Law.

Thomas E. McDonough has served as our executive vice president and chief investment officer since July 2007. Prior to joining us, from April 2006 to July 2007, Mr. McDonough was a partner at Kahl & Goveia, a private real estate development, acquisition and management company based in Laguna Beach, California. Prior to joining Kahl & Goveia, from November 2006 to April 2007, Mr. McDonough was the national director of acquisitions and dispositions for Regency Centers Corp., a publicly traded real estate investment trust that owns approximately 400 shopping centers in major markets located throughout the Unites States. Prior to assuming his national role at Regency Centers, from February 1997 to November 2006, Mr. McDonough developed and acquired shopping centers for Regency Centers and its predecessor, Pacific Retail Trust, in its Pacific, Mid-Atlantic, and New England regions. Prior to Regency Centers, from July 1984 to January 1997, Mr. McDonough served as an associate and development partner with Trammell Crow Company. Mr. McDonough received his B.S. degree from Stanford University and his Master of Business Administration from Harvard Business School.

******

On March 30, 2009, we announced that Mr. Andrews and Mr. McDonough will terminate their employment with us effective April 24, 2009 and April 30, 2009, respectively, and that Mark J. Langer will be promoted to serve as our Executive Vice President and Chief Financial Officer, effective on Mr. Andrews' departure, together with his current role as Chief Administrative Officer.

Mr. Langer, who is 42 years old, joined us in January 2008 and has served since then as our Senior Vice President, Chief Administrative Officer. Prior to joining us, Mr. Langer served as Chief Operating Officer of Johnson Capital Management, Inc., an investment advisory firm, from January 2000 to December 2007. From 1988 to January 2000, he worked in the assurance practice in the Washington D.C. office of KPMG, LLP. Mr. Langer was admitted as a partner of KPMG in July of 1998. Mr. Langer received his Bachelors of Business Administration degree from James Madison University.

PROPOSAL 2 – RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

The audit committee has selected and appointed the firm of Ernst & Young LLP to act as our independent registered certified public accounting firm for 2009. Ernst & Young LLP was first engaged to audit our financial records for the fiscal year ended December 31, 2005 and has served as our independent registered certified public accounting firm since that time. Ratification of the appointment of the registered certified public accounting firm requires a majority of the votes cast. Any shares not voted, whether by abstention, broker non-vote, or otherwise, have no impact on the vote.

RECOMMENDATION: The Board recommends that the stockholders vote FOR ratification of the appointment of Ernst & Young LLP.

Although stockholder ratification of the appointment of our independent registered certified public accounting firm is not required by our bylaws or otherwise, we are submitting the selection of Ernst & Young LLP to our stockholders for ratification as a matter of good corporate governance practice. Even if the selection is ratified, the audit committee in its discretion may select a different independent registered certified public accounting firm at any time if it determines that such a change would be in the best interests of us and our stockholders. If our stockholders do not ratify the audit committee's selection, the audit committee will take that fact into consideration, together with such other factors it deems relevant, in determining its next selection of independent registered certified public accounting firm.

In choosing our independent registered certified public accounting firm, our audit committee conducts a comprehensive review of the qualifications of those individuals who will lead and serve on the engagement team, the quality control procedures the firm has established, and any issue raised by the most recent quality control review of the firm. The review also includes matters required to be considered under the Securities and Exchange Commission rules on "Auditor Independence," including the nature and extent of non-audit services to ensure that they will not impair the independence of any such firm.

Representatives of Ernst & Young LLP are expected to be present at the annual meeting. These representatives will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.

Fees Paid to Independent Registered Certified Public Accounting Firm

The following table provides information of fees billed by Ernst & Young LLP to us during or in connection with the years ended December 31, 2007 and 2008 for services provided:

	2007	2008
Audit Fees	$ 844,384	$ 804,135
Audit-Related Fees	$23,853	—
Tax Fees	—	$ 174,910
All Other Fees	—	—

All audit and non-audit services were pre-approved by the audit committee, either pursuant to the audit committee's pre-approval policy described below or through a separate pre-approval by the audit committee, which concluded that the provision of such services by the independent auditors was compatible with the maintenance of that firm's independence from us.

Audit Fees. Audit fees for 2007 and 2008 were incurred for professional services in connection with the audit of our consolidated financial statements and internal control over financial reporting for the years ended December 31, 2007 and 2008, reviews of our interim condensed consolidated financial statements which are included in each of our quarterly reports on Form 10-Q for the years ended December 31, 2007 and 2008, and preparation of "comfort letters" for the issuance of our securities in both years.

Audit-Related Fees

Audit-related fees for 2007 were incurred for in connection with audits required by rule 3-14 of Regulation S-X promulgated by the Securities and Exchange Commission. In 2008, we incurred no audit-related fees.

Tax Fees

In 2008, we engaged our independent registered certified public accounting firm with respect to certain tax matters arising from our formation of and contribution of assets to our joint venture with Global Retail Investors, LLC. Our independent registered certified public accounting firm did not provide professional tax services during 2007.

All Other Fees

In 2007 and 2008, we incurred no other fees.

Pre-Approval Policies and Procedures

The audit committee's policy is to review and pre-approve any engagement of our independent registered certified public accounting firm to provide any audit or permissible non-audit service to us. The audit committee adopts an audit and non-audit services pre-approval policy which is reviewed and reassessed by the audit committee annually. This policy includes a list of specific services within certain categories of services, including audit, audit-related, tax and other services, which will be specifically pre-approved for the upcoming or current fiscal year, subject to an aggregate maximum annual fee payable by us for each category of pre-approved services. Any service that is not included in the list of pre-approved services must be separately approved by the audit committee.

REPORT OF THE AUDIT COMMITTEE

The following report of the audit committee does not constitute soliciting material and should not be deemed filed or incorporated by reference into any of our other filings under the Securities Act of 1933 or the Securities Exchange Act of 1934.

In accordance with its written charter adopted by our board of directors, the audit committee's role is to act on behalf of the board of directors in the oversight of our accounting, auditing and financial reporting practices. The audit committee currently consists of three members, each of whom is "independent" as that term is defined by the New York Stock Exchange listing standards and the rules and regulations of the Securities and Exchange Commission.

Management is responsible for our financial reporting process including our system of internal controls, and for the preparation of our consolidated financial statements in accordance with generally accepted accounting principles. Our independent accountants are responsible for auditing those financial statements. It is the audit committee's responsibility to monitor and review these processes. It is not the audit committee's duty or responsibility to conduct auditing or accounting reviews or procedures. The audit committee does not consist of our employees and it may not be, and may not represent itself to be or to serve as, accountants or accountants by profession or experts in the fields of accounting or auditing. Therefore, the audit committee has relied on management's representation that the financial statements have been prepared with integrity and objectivity and in conformity with accounting principles generally accepted in the United States and on the representations of our independent accountants included in their report on our financial statements. The audit committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the audit committee's considerations and discussions with management and with our independent accountants do not assure that our financial statements are presented in accordance with generally accepted accounting principles, that the audit of our financial statements has been carried out in accordance with generally accepted auditing standards or that our independent accountants are in fact "independent."

In fulfilling its oversight responsibilities, the audit committee reviewed the audited financial statements for the fiscal year ended December 31, 2008 with management, including a discussion of the quality of the accounting principles, the reasonableness of significant judgments, the clarity of disclosures in the financial statements and the effectiveness of our disclosure controls and procedures and internal controls over financial reporting. The audit committee reviewed the financial statements for the fiscal year ended December 31, 2008 with our independent accountants and discussed with them all of the matters required to be discussed by Statement of Auditing Standards No. 61 (Communications with Audit Committees), as amended and as adopted by the Public Company Accounting Oversight Board, including their judgments as to the quality, not just the acceptability, of our accounting principles. In addition, the audit committee has received the written disclosures and the letter from our independent accountants required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountants' communications with the audit committee concerning independence and has discussed with our independent accountants their independence from our management and from us. Upon its review, the audit committee has satisfied itself as to our independent accountants' independence.

Based on the review and discussions with management and the independent accountants, and subject to the limitations on its role and responsibilities described above, the audit committee recommended to our board of directors, and the board of directors has approved, that the audited financial statements be included in our annual report on Form 10-K for the year ended December 31, 2008, as filed with the SEC on March 2, 2009. The undersigned members of the audit committee have submitted this report to us.

Members of the Audit Committee

Noam Ben-Ozer, Chair
Cynthia Cohen
Nathan Hetz

COMPENSATION COMMITTEE REPORT

The compensation committee consists of the three directors named below, each of whom is "independent" under the New York Stock Exchange listing standards. We have overall responsibility for:

- determining the compensation of the executive officers, including setting and determining achievement of established performance goals;
- designing, with the active assistance of management and the committee's consultants, the company's executive compensation program;
- administering the company's stock-based compensation plans and programs;
- recommending any new elements of executive compensation or programs for consideration to the full board of directors; and
- discussing the Compensation Discussion and Analysis required by SEC regulations with management and, if appropriate, recommending its inclusion in the company's annual report on Form 10-K and proxy statement.

We have the authority to engage independent compensation consultants or other advisors; however, no such advisors were engaged in 2008.

We reviewed and discussed with management the Compensation Discussion and Analysis that begins on page 16 of this proxy statement. Based on our review and these discussions with management, we have recommended its inclusion in the company's annual report on Form 10-K for the fiscal year ended December 31, 2008 and proxy statement for the company's 2009 annual meeting of stockholders.

Members of the Compensation Committee

Neil Flanzraich, Chairman
James S. Cassel
Peter Linneman

Compensation Committee Interlocks and Insider Participation

No member of the compensation committee during 2008 was an officer, employee or former officer of ours or any of our subsidiaries or had any relationship that would be considered a compensation committee interlock and would require disclosure in this proxy statement pursuant to SEC regulations. None of our executive officers served as a member of a compensation committee or a director of another entity under the circumstances requiring disclosure in this proxy statement pursuant to SEC regulations.

COMPENSATION DISCUSSION AND ANALYSIS

Overview

The following discussion is intended to supplement the more detailed information concerning executive compensation that appears in the tables and the accompanying narrative that follow. It is also intended to provide both a review of our compensation policies for 2008 and describe our compensation policies with respect to our executive officers. Our goal is to provide a better understanding of our compensation practices and the decisions made concerning the compensation payable to our executive officers, including the chief executive officer, or CEO, and the other executive officers named in the "Summary Compensation Table" below. These officers are referred to herein as the "named executive officers."

The compensation committee of our board of directors, referred to in this section as the "committee," designs and administers our executive compensation program. All principal elements of compensation paid to our executive officers are subject to approval by the committee. The Compensation Committee Report appears on page 15 of this proxy statement.

Objectives

The principal objectives of our executive compensation program are to:

- attract and retain the most talented executives in our industry;
- motivate executives to achieve corporate performance objectives as well as individual goals; and
- align the interests of our executives with those of our stockholders.

Management's and Advisor's Role in Compensation Decisions

The committee evaluates the performance of our CEO, Mr. Olson, and determines his compensation based on this evaluation. Mr. Olson makes recommendations to the committee of annual compensation to be paid to all other executive officers. He also makes recommendations for equity awards to other employees throughout the company. The committee can accept or modify Mr. Olson's recommendations as it sees fit.

In the past, the committee has relied upon outside advisors to ascertain competitive pay levels, evaluate pay program design, and assess evolving compensation trends. In 2006, the committee engaged FPL Associates, or FPL, to review our executive compensation and director compensation programs. FPL's findings were relied upon in determining the compensation arrangements with our chairman and the executive officers we hired in 2006, including Mr. Olson. No compensation advisors were retained in 2007 or 2008.

Principal Elements of Compensation and Total Direct Compensation

We have designed our executive compensation program to include three major elements—base salary, annual cash bonus incentives and long-term cash and long-term equity incentives, such as stock options and restricted stock awards. The principal elements of our executive compensation program are agreed to and determined, for the most part, at the time of our entry into the applicable employment agreement with each executive officer which mandates levels and types of compensation, including certain minimum levels of compensation. These agreements are described below under the sub heading entitled "Payments upon Termination of Employment and Change of Control."

Although all three of these elements are integrated into our compensation program, the elements are intended to achieve different objectives:

- base salaries are intended to provide an appropriate level of fixed compensation that will assist in employee retention and recruitment;
- annual cash bonus incentives provide additional motivation for the achievement of specified objectives at the corporate or individual levels; and
- long-term cash and equity incentives align the interests of our executives more closely with the

interests of our stockholders because they are tied to our financial and stock performance and vest or accrue over a number of years, encouraging executives to remain our employees.

Base Salaries. In order to attract and retain the most talented executives in our industry, we must set the base salaries of executive officers at levels that are competitive with other companies engaged in the retail real estate industry and of comparable size and scope that compete with us for executive talent. We expect that the base salaries should be in the upper half of the range of base salaries for comparable positions and tenure at other large real estate companies. Although base salaries are generally targeted at these levels, the actual salary of an executive may be above or below the targets based on factors unique to that executive, such as experience, competency or the availability of meaningful peer data for the executive. In order to benchmark these levels of base salaries, the committee has in the past engaged compensation consultants, as described above, and subscribes to and reviews published relevant executive compensation surveys.

In 2008, we acquired rights to the National Association of Real Estate Investment Trust's, or NAREIT's, annual compensation survey. This survey was produced by FPL or its affiliates and had 105 participating companies, both public and private. The data was compiled for 85 positions and was broken down by property sector classification, including retail real estate, company size by capitalization and company size by number of employees. The survey results described base salary, total annual cash compensation, long term incentive values and total compensation by position.

The committee reviews base salaries of the CEO and the other executive officers annually and makes adjustments, in light of past individual performance as measured by both qualitative and quantitative facts and the potential for making significant contributions in the future. The committee generally considers individual performance factors in addition to our overall performance in a particular year in determining base salary levels. For instance, the committee may consider the completion of one or more strategic projects or transactions, direct contribution to company goals, promotions, etc. in determining base salaries of our executive officers.

In the past, the base salaries of our named executive officers increased annually by the greater of increases in the consumer price index or a fixed percentage ranging from three to six percent. However, none of the agreements with our current executive officers has automatic increases in base salary but rather leave such increases to the discretion of the committee. In addition, most of the employment agreements with our executive officers prohibit us from decreasing the base salaries during the term of the agreement.

Cash Incentives. We pay an annual cash bonus to executive officers based in part on minimum bonuses provided under the executives' agreements and in part based on the achievement of specified performance measures. We determine the specific measures and the possible bonus amounts annually. With respect to the prior performance year, the committee determines whether the bonus criteria have been achieved at a meeting in February or March and bonuses are paid by March 15th of each year. Because the committee believes strongly in our executives working together as a team, commencing in calendar year 2008, it set the same specific measures for corporate objectives for all of our executive officers. A description of these criteria and the annual cash incentives are set forth below under the subheading "2008 Compensation Decisions."

In addition, in connection with the negotiation of the initial employment agreements with Messrs. Olson, Andrews and McDonough, we agreed to pay a one-time, long-term cash bonus. The amounts of these long-term bonuses range from $0 to $2 million in the case of Mr. McDonough, $0 to $3 million in the case of Mr. Andrews, and $0 to $6 million in the case of Mr. Olson and are payable if our total stockholder return exceeds both a fixed minimum return and the average return of a group of our peers over a performance period that ends in December 2010, or sooner in the event of a change of control or an executive's termination without cause. The peers include: Acadia Realty Trust, Cedar Shopping Centers, Inc., Developers Diversified Realty Corporation, Federal Realty Investment Trust, Ramco-Gershenson Properties Trust, Regency Centers Corporation, Saul Centers, Inc. and Weingarten Realty Investors.

Equity Incentives. The committee strongly believes that providing executives with an opportunity to increase their ownership of common stock aligns their interests with the interests of our stockholders. Therefore, we offer equity incentives which generally take the form of awards under our stock-based compensation plan, the Equity One, Inc. 2000 Executive Incentive Compensation Plan, as amended, or the 2000 plan, which is administered by the committee. Although the 2000 plan authorizes a variety of equity incentive awards, the only forms of equity awards the committee has granted have been stock options and restricted stock.

Under the employment agreements with our executive officers, the committee may grant equity incentive awards on an annual basis as it may reasonably determine as fairly compensating and rewarding the executives for services rendered to us, subject in each case to minimum awards specified in the executives' employment agreements.

Total Annual Compensation. The committee considers total annual compensation, in addition to individual elements of compensation, when assessing the competitiveness of our pay practices. Once again, to gauge this competitiveness, we reviewed the NAREIT compensation survey. Total annual compensation for a given year consists of salary, annual cash bonus earned and the value of the stock options and restricted stock awards earned, paid or awarded during that year. Bonuses and equity awards with respect to performance in a given year are generally paid or granted in the following year.

Other Elements of Compensation

Retirement and Health and Welfare Benefits. We have never had a traditional or defined benefit pension plan. We do, however, maintain a 401(k) retirement plan in which all employees can participate on the same terms. Under the 401(k) retirement plan, we match 100% of the participant's contribution up to 3% of the participant's annual compensation and 50% of the contribution for the next 3% of the participant's annual compensation. Our matching contributions made prior to January 1, 2007 become vested pro rata over the first three years of service; following the third year of service, all contributions are vested. Matching contributions that are made after January 1, 2007 are 100% vested when made. Our matching contributions are subject to applicable IRS limits and regulations. The contributions we made to the 401(k) accounts of the named executive officers are shown in the All Other Compensation column of the Summary Compensation Table on page 22 and are detailed in footnote 5 to that table.

Employment, Termination and Change of Control Agreements. We have employment agreements with each of our named executive officers. A summary of these employment agreements appears in the section of this proxy statement entitled "Payments Upon Termination of Employment and Change of Control." These agreements provide for various payments and benefits to be made to the executives if their employment with us is terminated for certain reasons or if there is a change of control. The circumstances in which payments may be made and the potential amounts of those payments are described in more detail below. The payments provided for in these agreements are to ensure the ongoing commitment of these executive officers to the best interests of our stockholders in the event of a change of control or other potential termination events.

Personal Benefits. We provide certain other benefits to the executives, including the use of an automobile, reimbursement of expenses related to their automobiles, automobile allowances or other driver services.

Deferred Compensation Plan. Until February 2009, we maintained a non-qualified deferred compensation plan that permitted senior executives and key employees to defer up to 90% of their base salary and all or any portion of their cash bonuses. Although we had the discretion to contribute a matching amount or make additional incentive contributions, we did not do either under the plan. As a result, all the contributions disclosed in the Nonqualified Deferred Compensation Table on page 26 represent compensation previously earned by the executive. In February 2009, all deferred compensation accounts under the plan were distributed to participants as permitted by the regulations under the Internal Revenue Code. We do not anticipate permitting employees to defer compensation under the plan in the future.

For more information, see the Nonqualified Deferred Compensation Table and accompanying narrative on page 26.

2008 Compensation Decisions

In 2008, our executive officers included Messrs. Olson, Caputo, Andrews, Gallagher and McDonough.

Base Salaries. We have employment agreements with each of our executive officers. Therefore, the base salaries of these executives are based on amounts set forth in those agreements. During the term of these agreements, the committee has the right to increase, but not decrease, the base salaries. On February 28, 2008, the committee increased the base salaries for Messrs. Olson and Andrews by 3.5% effective January 1, 2008, consistent with the company-wide raises for most employees. In addition, the committee increased Mr. Gallagher's base salary to $300,000 also effective January 1, 2008.

Annual Bonuses. In March of 2008, the committee established three objective performance measures for annual incentive awards under the 2000 plan. These amounts, together with the contractual minimum bonuses provided under the employment agreements, provided for maximum total cash bonuses payable to the executives as set forth below:

Executive:	Maximum Bonus:
Jeffrey S. Olson	$773,663
Thomas Caputo	$360,000
Gregory R. Andrews	$416,000
Arthur L. Gallagher	$345,000
Thomas E. McDonough	$345,000

The performance measures were: Funds from operations, or FFO, per share, same property net operating income, or NOI, growth and total stockholder return, each as defined below. The committee determined that these measures were appropriate because each objective was closely monitored by the REIT industry and the success of these objectives should contribute to the long-term success of our stockholders. FFO in particular is believed to be an appropriate performance measure for REITs because it excludes various items in net income that do not relate to or are not indicative of the continuing operating performance of the ownership, management and development of real estate.

Under the annual incentive award program, the executives earned points for the achievement of performance levels. The following chart shows the maximum number of points achievable for each of the performance measures, the range of performance for which points were awarded, the actual results achieved by the company in 2008 and the number of points earned by the executives:

Measure (as defined below)	Maximum number of points	Performance Range	Actual Results	Actual Points
FFO per share	4	$1.40 - $1.47	$1.25	0
Same-property NOI growth	4	2.0% - 3.5%	(1.7)%	0
% Total stockholder return above our peer group	4	50 basis points – 300 basis points	1,970 basis points	4

As shown above, the committee determined that a total of four points, out of a possible 12 points, were earned by the executives. Under the terms of the annual incentive awards, if the executives earned six points or fewer, then they would receive the minimum bonus provided under their respective employment agreements. For seven to 12 points, each executive would be paid an amount in excess of his minimum bonus equal to the proportion of points earned above six. Therefore, based on the performance levels in 2008, no executive earned an annual incentive award. Instead, the only cash bonuses that were paid to Messrs. Olson, Caputo, Andrews, Gallagher and McDonough were their contractual minimums of $500,000; $150,000, $181,125, $100,000 and $150,000, respectively.

For the purpose of determining bonuses, the performance measures were defined as follows:

- **"FFO per share"** is defined by NAREIT generally as net income (computed in accordance with GAAP), (1) excluding real estate depreciation and amortization and gains and losses from sales of operating properties (excluding gains and losses from the sale of development properties or land), (2) after adjustment for unconsolidated partnerships and joint ventures computed on the same basis as item 1, and (3) excluding items classified by GAAP as extraordinary along with significant non-recurring events such as land sales, impairments and debt extinguishment charges. A full reconciliation of FFO to net income can be found in the financial statements appended to our annual report accompanying this proxy statement.

- **"Same property NOI growth"** refers to the percentage increase in net operating income above that of the prior year for each operating property owned for both periods and calculated by eliminating straight-line and fair market rent adjustments, prior year common area maintenance and other non-cash, GAAP adjustments.

- **"Total Stockholder Return"** refers to the total stockholder return for 2008 relative to a peer group of companies comprised of: Acadia Realty Trust, Cedar Shopping Centers, Inc., Developers Diversified Realty Corporation, Federal Realty Investment Trust, Regency Centers Corporation, Saul Centers, Inc. and Weingarten Realty Investors. Points are only awarded if our total stockholder return outperforms that of the peer group by certain amounts.

Equity Awards. For 2008, the committee awarded each of the executives either restricted stock or options, or both, in the minimum amounts and with the annual vesting required by their employment agreements. In the case of Mr. Olson, he received an option to purchase 200,000 shares of our common stock vesting over two years. Mr. Caputo received an option to purchase 100,000 shares of our common stock vesting over four years. Mr. Andrews was awarded 12,500 shares of restricted stock and an option to purchase 100,000 shares, each vesting over four years. Mr. Gallagher was awarded 7,500 shares of restricted stock and an option to purchase 150,316 shares, each vesting over three years. Mr. McDonough was awarded 10,000 shares of restricted stock and an option to purchase 75,000 shares, each vesting over a period of four years.

2009 Compensation Decisions

Base Salaries. On February 2, 2009, in connection with company cost reduction initiatives, each of the executive officers, other than Mr. Andrews, voluntarily agreed to reduce their base salaries by 10%. The voluntary reduction was intended to apply for the 2009 calendar year only and was not intended to affect the determination of other amounts owing or to be owed under the executives' respective employment agreement that were based on the base salary (e.g., termination payments, etc.).

Annual Bonuses. The committee is currently working with our CEO to determine the annual cash and long-term incentive plans for 2009.

In addition, for information regarding payments to be made to Messrs. Andrews and McDonough in connection with the termination of their employment with us, see "Payments upon Termination of Employment and Change of Control" below.

Tax Issues

Section 162(m). Section 162(m) of the Internal Revenue Code disallows a federal income tax deduction to publicly-held companies for compensation paid to certain executives to the extent their compensation exceeds $1 million in any fiscal year. The limitation applies only to compensation that is not considered "performance-based." Base salaries, minimum bonuses and awards of restricted stock that vest merely upon the passage of time do not qualify as performance-based compensation. Stock options granted by the committee under the 2000 plan are made with exercise prices equal to the fair market value of a share on the grant date and, therefore, should qualify as performance-based compensation for this purpose.

As long as we qualify as a REIT, we do not pay taxes at the corporate level. To the extent that any part of our compensation expense does not qualify for deduction under Section 162(m), a larger portion of stockholder distributions may be subject to federal income tax as ordinary income rather than return of capital.

Section 409A. On October 22, 2004, the American Jobs Creation Act of 2004 was signed into law, changing the tax rules applicable to nonqualified deferred compensation arrangements. As amended, Section 409A of the Internal Revenue Code affects the payments of certain types of deferred compensation to key employees. We believe we are operating in compliance with the statutory provisions which were effective January 1, 2005.

Other Compensation Policies

Stock Option and Equity Award Grant Practices. The committee usually makes annual equity awards at its quarterly meeting in February or March each year. In 2009, the awards were made at the committee's regularly scheduled meeting on February 23, 2009. The grant date of those awards is the date of the meeting, which date is determined without regard to current or anticipated stock price levels or the release of material non-public information and is set during the prior calendar year.

The committee may also make, and in the past has made, special grants during the course of the year, primarily for new hires, promotions to retain valued employees or to award exceptional performance. These special grants may be subject to performance or time vesting, and are issued on the date of grant approval or upon a date certain following the grant approval date, such as the date on which a new hire commences his or her employment with the company.

The exercise price for any equity award is equal to the fair market value of the company's common stock on the date of grant. Under the 2000 plan, the fair market value is equal to the closing sales price for a share of our common stock as reported on the New York Stock Exchange on the effective date of the grant as approved by the committee or the board of directors, unless otherwise approved by the committee. Under the employment agreements with several of our executives, the committee determined the fair market value of our common stock, and therefore the exercise price, by computing the average closing price of our common stock for the ten trading days immediately prior to the grant date.

Stock Ownership Guidelines. The committee has not adopted any stock ownership guidelines for our executives or directors. The committee does, however, periodically review the levels of equity ownership by its executives and the periodic sales activity by those executives.

Recovery of Performance-based Awards. We do not have a policy regarding the recovery of performance-based awards in the event of a financial statement restatement beyond the requirements of Section 302 of the Sarbanes-Oxley Act of 2002. That statute requires the chief executive and chief financial officers of a publicly-held company to repay certain amounts if the company restates its financial statements as a result of financial reporting misconduct. The amounts to be repaid consist of (1) any bonus or other incentive-based or equity-based compensation received from the company during a twelve month period following the filing of the financial document in question; and (2) any profits realized from the sale of securities of the company during that period.

SUMMARY COMPENSATION TABLE

The table below summarizes the total compensation paid or awarded to each of our named executive officers for 2008, 2007 and 2006. For a more thorough discussion of our executive compensation program, see Compensation Discussion and Analysis which begins on page 16 of this proxy statement.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(1)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation	All Other Compensation ($)(5)	Total ($)
Jeffrey S. Olson	2008	$672,750	$1,014,000	$559,452	$1,203,171	$—	$10,350	$3,459,723
Chief Executive Officer	2007	665,000	1,014,000	559,452	708,557	83,333	10,125	3,040,467
	2006	200,000	161,650	186,484	171,957	—	86,563	800,654
Thomas A. Caputo	2008	$477,308	$150,000	$203,501	$113,307	—	$21,910	$966,026
President								
Gregory R. Andrews	2008	$362,250	$181,125	$134,835	$136,540	—	$18,150	$832,900
Executive Vice President,	2007	358,077	175,000	75,130	86,520	75,000	41,781	811,508
Chief Financial Officer and	2006	37,692	21,575	13,131	12,760	--	21,621	106,779
Treasurer								
Arthur L. Gallagher	2008	$300,000	$100,000	$130,160	$63,611	—	$18,901	$612,672
Executive Vice President,	2007	279,368	200,000	127,928	37,500	41,250	15,894	660,690
General Counsel and	2006	188,160	—	64,878	—		—	294,288
Corporate Secretary								
Thomas E. McDonough	2008	$300,000	$150,000	$132,750	$90,283	—	$17,719	$690,752
Executive Vice President and	2007	128,077	62,500	46,953	31,189	—	3,350	272,069
Chief Investment Officer								

(1) Includes amounts deferred under our Non-Qualified Deferred Compensation Plan.

(2) Represents amounts paid as bonuses for performance in respect of the applicable year. These amounts were either minimum bonuses required under the executive's employment agreement or a discretionary bonus that was not performance based. Mr. Olson's 2008 and 2007 bonuses include a pro rata portion of a signing bonus of $2,056,000, which is paid in four annual installments of $514,000.

(3) Represents the dollar amount of the compensation cost recognized for financial statement purposes for restricted stock awards that were granted under the 2000 plan during 2008 and earlier periods. The amounts recognized have been determined in accordance with Financial Accounting Standards Board Statement No. 123(R) (Share-Based Payment) ("FAS 123R") except that estimated forfeitures were excluded in the determination. For this purpose, the number of shares of restricted stock is multiplied by the average of the high and low trading price of our common stock on the grant date and then is amortized over the vesting period of the award. The cost of each award included in the aggregate cost is as follows:

	Year of Award	2008 Compensation Expense
Jeffrey S. Olson	2006	$559,452
Thomas A. Caputo	2008	$203,501
Gregory R. Andrews	2008	$ 56,380
	2006	$ 78,455
Arthur L. Gallagher	2008	$ 60,139
	2007	$ 66,530
	2005	$ 3,491
Thomas E. McDonough	2008	$ 18,795
	2007	$113,955

Does not include stock awards made in 2009 for performance in 2008. Those awards include:

	Number of shares of Restricted Stock
Gregory R. Andrews	12,500
Arthur L. Gallagher	7,500
Thomas E. McDonough	10,000

(4) Represents the dollar amount recognized for financial statement purposes for stock option awards that were granted under the 2000 plan during 2008 and earlier periods. The amounts recognized have been determined in accordance with FAS 123R except that estimated forfeitures were excluded in the determination. For this purpose, the fair market value of each award is determined on the grant date and then is amortized over the vesting period of the award. The assumptions used in calculating these amounts are described in Note 13 to the Consolidated Financial Statements in our annual report on Form 10-K for the year ended December 31, 2008. There were no actual forfeitures of awards to the named executive officers. The cost of each award included in the aggregate cost is as follows:

	Year of Award	2008 Compensation Expense
Jeffrey S. Olson	2006	$516,401
	2007	$686,769
Thomas A. Caputo	2008	$113,307
Gregory R. Andrews	2006	$ 89,040
	2008	$ 47,500
Arthur L. Gallagher	2007	$ 37,500
	2008	$ 26,111
Thomas E. McDonough	2007	$ 74,854
	2008	$ 15,430

Does not include option awards made in 2009 for performance in 2008. Those awards include:

	Number of Options
Thomas Caputo	100,000
Gregory R. Andrews	100,000
Arthur L. Gallagher	150,316
Thomas E. McDonough	75,000

(5) The amounts shown in this column for the last fiscal year include the following:

Name	Company Contributions to Retirement and 401(k) Plans	Automobile Costs*	Total
Jeffrey S. Olson	$10,350	—	$ 10,350
Thomas A. Caputo	$ 6,750	$15,160	$ 21,910
Gregory R. Andrews	$10,350	$ 7,800	$ 18,150
Arthur L. Gallagher	$11,425	$ 7,476	$ 18,901
Thomas E. McDonough	$ 9,894	$ 7,825	$ 17,719

* *All amounts represent car allowances or other automobile expenses paid by us including leasing or ownership costs, insurance premiums, and/or repairs incurred in connection with the executive's automobile or, alternatively, represent driver services.*

GRANTS OF PLAN-BASED AWARDS

Name	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)(1)	All Other Option Awards: Number of Securities Underlying Options (#) (2)	Exercise or Base Price of Option Awards ($)(3)	Grant Date Fair Value of Stock and Option Awards ($) (4)
Jeffrey S. Olson	12/31/08					200,000	$17.79	$ 302,000
	03/27/08			$273,633				
Thomas A. Caputo	03/14/08				46,471			$1,006,794
	03/14/08					250,000	$21.75	$ 572,500
	03/27/08			$210,000				
Gregory R. Andrews	02/28/08				12,500			$ 270,625
	02/28/08					100,000	$22.06	$ 228,000
	03/27/08			$235,463				
Arthur L. Gallagher	02/28/08				10,000			$ 216,500
	02/28/08					40,000	$21.64	$ 94,000
	03/27/08			$245,000				
Thomas E. McDonough	02/28/08				4,167			$ 90,216
	02/28/08					31,250	$21.64	$ 76,063
	03/27/08			$195,000				

(1) Represents awards of restricted stock that vest over periods ranging from three to four years. Dividends are payable on these awards in the same amounts and in the same manner as dividends on our other outstanding shares of common stock.

(2) The option awards vest pro rata over periods ranging from two to four years.

(3) Pursuant to each of their employment agreements, the exercise prices for options granted to each of Messrs. Olson and Andrews were computed using the average closing price of our common stock for the ten trading days prior to the grant date. All other prices were based on the closing price of our common stock on the date of grant.

(4) Represents the FAS 123R grant date fair value of the equity award. For restricted stock awards, the value is calculated using the average of the high and low trading price of our common stock on the grant date. For options, the value is determined using the assumptions described in Note 13 to the Consolidated Financial Statements in our annual report on Form 10-K for the year ended December 31, 2008.

2008 OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) (1) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($) (3)
Jeffrey S. Olson	400,000	400,000(a)	$ 24.70	09/04/16	48,583	$ 859,910
	64,660	-	$ 26.41	12/31/16		
	100,000	100,000(b)	$ 23.04	12/31/17		
		200,000(a)	$ 17.79	12/31/18		
Thomas A. Caputo		250,000(c)	$ 21.75	03/13/18	46,471	$ 822,537
Gregory R. Andrews	50,000	50,000(a)	$ 25.04	11/14/16	18,750	$ 331,875
		100,000(d)	$ 22.06	02/27/18		

Name	Option Awards				Stock Awards	
	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) (1) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#) (2)	Market Value of Shares or Units of Stock That Have Not Vested ($) (3)
Arthur L. Gallagher	10,000	—	$ 17.17	12/31/13	12,500	$221,250
	10,000	—	$ 23.52	12/31/14		
	20,000	10,000(b)	$ 26.66	01/01/17		
	-	40,000(e)	$ 21.64	02/27/18		
Thomas E. McDonough	18,750	56,250(f)	$ 23.06	07/29/17	19,167	$339,256
		31,250(d)	$ 21.64	02/27/18		

(1) The options vest as follows: (a) pro rata over the two year period commencing December 31, 2009, (b) on December 31, 2009, (c) pro rata over the four year period commencing March 14, 2009, (d) pro rata over the four year period commencing February 28, 2009, (e) pro rata over the three year period commencing February 28, 2009, (f) pro rata over the two year period commencing July 29, 2009.

(2) Consists of the following restricted stock awards that have been awarded but not fully vested:

	Year of Award	Number of Shares	Note
Jeffrey S. Olson	2006	48,583	(a)
Thomas A. Caputo	2008	46,471	(b)
Gregory R. Andrews	2006	6,250	(a)
	2008	12,500	(c)
Arthur L. Gallagher	2007	2,500	(d)
	2008	10,000	(e)
Thomas E. McDonough	2007	15,000	(f)
	2008	4,167	(c)

The shares of restricted stock vest as follows: (a) pro rata over the two year period commencing December 31, 2009, (b) pro rata over the four year period commencing March 14, 2009, (c) pro rata over the four year period commencing February 28, 2009, (d) on December 31, 2009, (e) pro rata over the three year period commencing February 28, 2009, (f) pro rata over the two year period commencing July 29, 2009.

(3) The amounts in this column have been computed based on the $17.70 closing price of our common stock on December 31, 2008, the last business day of the year.

2008 OPTION EXERCISES AND STOCK VESTED

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($) (1)
Jeffrey S. Olson	—	—	24,292	$425,709
Thomas A. Caputo	—	—	—	—
Gregory R. Andrews	—	—	3,125	$ 54,766
Arthur L. Gallagher	—	—	5,500	$107,713
Thomas E. McDonough	—	—	5,000	$100,175

(1) The value realized on vesting has been computed based on the average of the high and low price of the stock on the vesting date.

2008 NONQUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in Last Fiscal Year ($) (1)	Registrant Contributions in Last Fiscal Year ($)	Aggregate Loss in Last Fiscal Year ($)(2)	Aggregate Balance at Last Fiscal Year-End ($)
Arthur L. Gallagher	$15,583	-	<11,713>	$32,505
Thomas E. McDonough	$57,500	-	<15,820>	$41,710

(1) All amounts in this column were previously reported under the "Salary" column of the Summary Compensation Table on page 22 of this proxy statement.

(2) The loss represents the decline in the investment accounts of the participant.

We did not at any time make any contribution to the accounts of our deferred compensation plan. As a result, the contributions and aggregate balances shown in the table above are composed entirely of contributions made by the executive from his base salary. The earnings do not represent above-market or preferential rates. Deferral elections were made by the executive in December of each year for amounts to be earned in the following year. Under the plan, executives could defer up to 90% of his or her base salary and all or any portion of their cash bonuses.

In February 2009, all deferred compensation accounts under the plan were distributed to participants as permitted by the regulations under the Internal Revenue Code. We do not anticipate permitting executives to defer compensation under the plan in the future.

DIRECTOR COMPENSATION

Non-employee directors are eligible to receive 2,000 shares of common stock upon their initial election to the board of directors and 2,000 shares of common stock annually on January 1 of each year of their service, which shares shall vest, in each case, half on December 31 of the year of the grant and the other half on December 31 of the following year. In addition, our lead director receives an additional 1,000 shares of common stock annually on January 1, which shares vest in the same manner as the other shares granted to directors. In addition, non-employee directors receive an annual fee in the amount of $12,000, chairmen of committees (other than the audit committee) receive an annual fee of $7,500 and committee members (other than members of the audit committee) receive an annual fee of $6,000. The audit committee chairman receives an annual fee in the amount of $15,000, and audit committee members receive an annual fee of $10,000. In addition, each non-employee director will receive a fee of $1,500 for each meeting attended in person or telephonically, plus reimbursement for reasonable expenses incurred in attending the meeting. Mr. Olson, who is also our chief executive officer, is not paid any director's fees. In addition, Mr. Katzman, our chairman of the board, is paid pursuant to the terms of a chairman compensation agreement, which is described separately below under the section entitled "Payments upon Termination of Employment and Change of Control," and is not paid any of the director fees described above.

The following table summarizes the compensation of our non-employee directors in 2008:

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(1)	Option Awards ($)(2)	Total ($)
Noam Ben-Ozer	$ 64,500	$ 49,398	--	$ 113,898
James Cassel	$ 54,000	$ 49,398	--	$ 103,398
Cynthia Cohen	$ 61,000	$ 49,398	--	$ 110,398
Neil Flanzraich	$ 49,500	$ 74,096	--	$ 123,596
Nathan Hetz	$ 47,500	$ 49,328	--	$ 96,898
Chaim Katzman	--	$2,035,087	$346,767	$2,381,854
Peter Linneman	$ 61,500	$ 49,398	--	$ 110,898
Dori Segal	$ 33,000	$ 49,398	--	$ 82,398

(1) Represents the dollar amount recognized for financial statement purposes for restricted stock awards to the non-employee directors. The amounts recognized were determined in accordance with FAS 123R. For a discussion of the assumptions made in the determination of cost under FAS 123R, see footnote 3 to the Summary Compensation Table beginning on page 22.

The cost of each award included in the aggregate cost is as follows:

Name	2006 Award	2007 Award	2008 Award
Mr. Ben-Ozer		$ 26,615	$22,783
Mr. Cassel		$ 26,615	$22,783
Ms. Cohen		$ 26,615	$22,783
Mr. Flanzraich		$ 39,923	$34,174
Mr. Hetz		$ 26,615	$22,783
Mr. Katzman	$39,187	$1,995,900	-
Dr. Linneman		$ 26,615	$22,783
Mr. Segal		$ 26,615	$22,783

(2) Represents the dollar amount recognized for financial statement purposes for stock option awards to Mr. Katzman in 2006. The amounts recognized were determined in accordance with FAS 123R. For a discussion of the assumptions made in the determination of cost under FAS 123R, see footnote 4 to the Summary Compensation Table beginning on page 23.

The following table sets forth the aggregate number of shares of restricted stock and stock options held by each non-employee director as of December 31, 2008.

Name	Number of Shares of Restricted Stock	Number of Unvested Options	Number of Vested Options
Mr. Ben-Ozer	1,000	—	—
Mr. Cassel	1,000	—	—
Ms. Cohen	1,000	—	—
Mr. Flanzraich	1,500	—	—
Mr. Hetz	1,000	—	—
Mr. Katzman	150,000	218,659	218,658
Dr. Linneman	1,000	—	—
Mr. Segal	1,000	—	—
		—	—

The aggregate FAS 123R grant date value of the restricted stock awards granted in 2008 was as follows:

Name	Grant Date Fair Value
Mr. Ben-Ozer	$ 45,565
Mr. Cassel	$ 45,565
Ms. Cohen	$ 45,565
Mr. Flanzraich	$ 68,348
Mr. Hetz	$ 45,565
Dr. Linneman	$ 45,565
Mr. Segal	$ 45,565

PAYMENTS UPON TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL

Agreements with our chairman and each of our executive officers require or required us to make certain payments and provide certain benefits to them in the event of a termination of their agreement or employment, as applicable, following a change of control of our company. This section provides a discussion of those payments and benefits, along with certain other terms of those agreements that are in effect as of the date of this proxy statement.

Jeffrey Stauffer, our former executive vice president and chief operating officer, resigned effective as of February 29, 2008. No severance payments were made to him following his resignation.

Our Chairman's Compensation Agreement. Chaim Katzman has served as our chairman of the board since we were founded in 1992. Until December 2006, he also served as our CEO and was therefore an employee-director. Effective January 1, 2007, following his resignation as CEO and the termination of his employment, we entered into a chairman's compensation agreement with him. The term of this agreement ends December 31, 2010 and will automatically renew for successive one-year periods unless either party gives the other written notice of termination at least six months before its expiration.

In connection with his agreement, Mr. Katzman was awarded an option to purchase 437,317 shares of our common stock at an exercise price of $24.12, which option vests pro rata over a four year period commencing December 31, 2007. In 2008, we recognized an expense equal to $346,767 under FAS 123R based on the assumptions described in footnote 4 to our Summary Compensation Table above with respect to this option award. In addition, Mr. Katzman received 300,000 shares of restricted stock, which shares also vest pro rata over the four year period commencing December 31, 2007. In 2008, we recognized an expense equal to $2,035,087 under FAS 123R based on the assumptions described in footnote 3 to our Summary Compensation Table above with respect to this restricted stock award. Mr. Katzman is also eligible for an annual bonus in the discretion of the committee. He did not receive a bonus in 2008.

If the chairman's agreement is terminated due to death or "disability" (as defined in the agreement) of Mr. Katzman other than following a "change of control" (as defined in the agreement), Mr. Katzman or his estate will be entitled to receive an amount equal to his most recent bonus, if any, and all stock options and shares of restricted stock shall fully vest as of the date of such termination. If the agreement is terminated (a) by us "without cause," (b) by Mr. Katzman for "good reason" or (c) voluntarily by Mr. Katzman following a "change of control" (as such terms are defined in the agreement), Mr. Katzman will receive a lump-sum payment equal to three times the sum of (i) his most recent bonus, if any, (ii) the "value" of 75,000 shares of the Company's common stock (as determined under the agreement) and (iii) the value of options to acquire 109,329 shares of Company common stock at $24.12 per share based on the Black Scholes valuation methodology. In addition, following any termination referred to in the preceding sentence, all options and restricted stock shall fully vest as of the date of termination or "change of control," as the case may be.

If any amounts and benefits paid to Mr. Katzman are deemed to be "parachute payments" within the meaning of Section 280G of the Internal Revenue Code and subject to the excise tax under Section 4999 of the Code, such payments will be "grossed up" to make Mr. Katzman whole for the impact of such excise tax.

Employment Agreements with Executive Officers. We have executed employment agreements with Messrs. Olson, Caputo, Andrews, Gallagher and McDonough. A description of those agreements is as follows:

Term: All of the agreements will expire on December 31, 2010, except Mr. Gallagher's which expires December 31, 2009. Each of these employment agreements is automatically renewable annually unless either party gives written notice of an intent not to renew.

Base Salary:

- *Mr. Olson.* $672,750
- *Mr. Caputo.* $600,000
- *Mr. Andrews.* $362,250
- *Mr. Gallagher.* $300,000

- *Mr. McDonough*. $300,000

The base salaries for all executives can be increased annually at the discretion of the committee. On February 2, 2009, each of Messrs. Olson, Caputo, Gallagher and McDonough agreed to voluntarily reduce their base salaries by 10% for the 2009 calendar year. The base salaries will automatically revert to the contractual levels commencing in January 2010. Also, the voluntary reduction does not affect the computation of other amounts under the employment agreements that are based upon the base salaries. Rather, those amounts will be computed based upon the original (non reduced) amounts.

Bonus: *Cash Bonus*. Each executive is entitled to an annual cash bonus based upon the achievement of certain performance levels established by the committee, subject to minimum bonuses equal to:

- *Mr. Olson*. $500,000
- *Mr. Caputo*. $150,000
- *Mr. Andrews*. $181,125
- *Mr. Gallagher*. $100,000
- *Mr. McDonough*. $150,000

Incentive Compensation: Upon the effective date of the employment agreement, each executive received:

- *Mr. Olson*. 97,166 shares of restricted stock and options to acquire 800,000 shares of stock, each vesting pro rata over a four year period commencing on December 31, 2007
- *Mr. Caputo*. 46,471 shares of restricted stock and options to acquire 250,000 shares of stock, vesting pro rata over a four year period commencing on March 14, 2009
- *Mr. Andrews*. 12,500 shares of restricted stock and options to acquire 100,000 shares of stock, each vesting pro rata over a four year period commencing on December 31, 2007
- *Mr. Gallagher*. 7,500 shares of restricted stock and options to acquire 30,000 shares of stock, each vesting pro rata over a three year period commencing on December 31, 2007
- *Mr. McDonough*. 10,000 shares of restricted stock and options to acquire 75,000 shares of stock, each vesting pro rata over a four year period commencing on July 30, 2008

At the discretion of the committee, additional equity awards may be paid to each executive during the term of their agreement, subject to a minimum of:

- *Mr. Olson*. Options to purchase 200,000 shares of stock, vesting over a two year period
- *Mr. Caputo*. Options to purchase 100,000 shares of stock, vesting over a four year period
- *Mr. Andrews*. 12,500 shares of restricted stock and options to purchase 100,000 shares of stock, vesting over a four year period
- *Mr. Gallagher*. 7,500 shares of restricted stock and options with an

aggregate value equal to $100,000, each vesting pro rata over a three year period

- *Mr. McDonough.* 10,000 shares of restricted stock and options to acquire 75,000 shares of stock, each vesting pro rata over a four year period

Deferred Signing Bonus: Mr. Olson was also granted a deferred signing bonus in the amount of $2,056,000 payable pro rata over a 4-year period commencing on December 31, 2007.

Long-term Cash Incentive: Messrs. Olson, Andrews and McDonough are eligible to receive an additional cash bonus within 45 days of December 31, 2010 (or such shorter time as provided in their respective agreement) if our total stockholder return for a period ending December 31, 2010 (or such shorter time as provided in their agreement) (a) exceeds the average total stockholder return of a group of peer companies by certain predetermined amounts and (b) equals or exceeds a certain predetermined amount. The amount of the incentive payment ranges as follows:

- *Mr. Olson.* $0 to $6 million
- *Mr. Andrews.* $0 to $3 million
- *Mr. McDonough.* $0 to 2 million

Termination and Benefits: If any of the executive's employment is terminated as a result of death or disability (other than following a "change of control," as defined in the agreement), then we owe the executives:

- *Mr. Olson.* A lump sum payment equal to base salary and accrued vacation pay through the date of termination plus the base salary and average bonus through the term of the agreement
- *Messrs. Caputo, Andrews, Gallagher and McDonough.* A lump sum payment equal to base salary and accrued vacation pay through the date of termination plus the lesser of one year's base salary and average bonus or his base salary and average bonus through the term of the agreement

If any of the executive's employment is terminated (a) by us "without cause," (b) by the executive for "good reason" or (c) by the executive's resignation, death or "disability" following a "change of control,"

- *Mr. Olson* will receive, in addition to accrued base salary and vacation pay, a lump-sum payment equal to the greater of:
  - o two times the sum of his then-current base salary plus his average bonus, if any, for the three most recently completed fiscal years; or
  - o his then current base salary plus his average bonus, if any, for the three most recently completed fiscal years for the remaining duration of the employment period.
- *Mr. Caputo* will receive, in addition to accrued base salary and vacation pay, a lump-sum payment equal to 1.75 times the sum of his then-current base salary plus his average bonus, if any, for the three most recently completed fiscal years
  - *Messrs. Andrews, Gallagher and McDonough* will receive, in

addition to accrued base salary and vacation pay, a lump-sum payment equal to two times the sum of his then-current base salary plus his average bonus, if any, for the three most recently completed fiscal years

In the case of Mr. Olson, he would also receive a lump-sum payment equal to the amount of the unpaid balance of the deferred signing bonus, described above. In addition, for any termination upon death or disability, without cause or for good reason, all stock options and restricted stock that were to vest based on the passage of time shall fully vest as of the date of termination. If, in the case of resignation, death or disability following a change of control, the termination precedes the otherwise applicable end-date for a performance period for stock options or restricted stock granted to the executive, a pro rata portion of such stock options or restricted stock shall vest as of the date of termination based on the portion of the applicable performance period that has elapsed. In addition, following a termination described in (a) – (c) above, we will maintain for the continued benefit of Mr. Olson, his spouse and dependents for a period of up to three years following the date of termination their medical, dental and life insurance benefits.

In the case of the termination of Messrs. Olson's, Andrews' or Mr. McDonough's employment, other than for cause or resignation with good reason, then the performance period under the long-term cash incentive payment described above shall accelerate and if the objectives are met, the executive will be entitled to the corresponding payment.

If any amounts and benefits paid to any executive are deemed to be "parachute payments" within the meaning of Section 280G of the Internal Revenue Code and subject to the excise tax under Section 4999 of the Code, such payments will be "grossed up" to make the executive whole for the impact of such excise tax.

Other Perquisites and Benefits

During the terms of Messrs. Olson's and Andrews' employment agreements, we agreed to provide both executives, at our cost, with an automobile for their business use. We also agreed to allow the executives to use the automobile for his personal use at no cost to him, except as required by the rules of the Internal Revenue Service. We agreed to pay for car service for Mr. Caputo to and from work. Messrs, Gallagher and McDonough will receive an automobile allowance of $625 and $650 per month, respectively.

Estimated Additional Compensation Triggered by Termination of Employment as if Terminated on the Last Business Day of 2008

Employee:	Payment ($)	Continued Medical Benefits ($)(1)	Accelerated Deferred Bonus ($)(2)	Accelerated Vesting of Equity Awards ($)(3)	Tax-Gross up ($)(4)	Total Payments ($)(5)
Jeffrey S. Olson						
Death or Disability	$ 2,428,833	—	$1,028,000	$ 859,919	—	$ 4,316,752
Without Cause or with Good Reason	$ 2,428,833	$ 64,228	$1,028,000	$ 859,919	—	$ 4,380,980
Change of control.	$ 2,428,833	$ 64,228	$1,028,000	$ 859,919	—	$ 4,380,980
Thomas Caputo						
Death or Disability	$ 750,000	—	—	$ 822,537	—	$ 1,572,537
Without Cause or with Good Reason	$ 1,312,500	—	—	$ 822,537	—	$ 2,135,037
Change of control	$ 1,312,500	—	—	$ 822,537	—	$ 2,135,037
Gregory Andrews						
Death or Disability	$ 577,813	—	—	$ 331,875	—	$ 909,688
Without Cause or with Good Reason	$ 1,155,625	—	—	$ 331,875	—	$ 1,487,500
Change of control	$ 1,155,625	—	—	$ 331,875	—	$ 1,487,500
Arthur Gallagher						
Death or Disability	$ 418,200	—	—	$ 221,250	—	$ 639,450
Without Cause or with Good Reason	$ 836,400	—	—	$ 221,250	—	$ 1,057,650
Change of control	$ 836,400	—	—	$ 221,250	—	$ 1,057,650
Thomas McDonough						
Death or Disability	$ 450,000	—	—	$ 339,256	—	$ 789,256
Without Cause or with Good Reason	$ 900,000	—	—	$ 339,256	—	$1,239,256
Change of control	$ 900,000	—	—	$ 339,256	$ 364,784	$1,604,040

(1) Following a termination by us without cause, by Mr. Olson with good reason or following a change of control, we have agreed to provide him, his spouse and his dependents medical, dental and life insurance benefits for three years. The amounts in this column are estimated using the COBRA payments for such coverage.

(2) Represents the unpaid portion of the deferred signing bonus that is payable under the terms of Mr. Olson's employment agreement following a termination event.

(3) Represents the value of the unvested shares of restricted stock owned by the executive as of December 31, 2008, calculated by multiplying the number of shares by $17.70, the closing price of our stock on December 31, 2008. At December 31, 2008, the value of all unvested options owned by the named executive officers was zero as the exercise prices of those options exceed the closing price on that date.

(4) We are required to pay to each executive in the above table a tax gross-up payment to reimburse the executive for any excise tax to which he would be subject under Section 4999 of the Internal Revenue Code with respect to any "excess parachute payment" that he receives from us. The executive generally would not be considered to receive an "excess parachute payment" unless the payments made to him that are contingent on a change in control exceed three times the average of his W-2 compensation for the five years immediately prior to the year in which the change in control occurs. Therefore, facts and circumstances at the time of any change in control, as well as changes in the executive's W-2 compensation history, could materially impact whether and to what extent any payment to an executive would result in an "excess parachute payment" and thus result in an excise tax with respect to which we would be required to make a tax gross-up payment.

(5) Does not include any value for the long term cash incentives payable under the employment agreements with Messrs. Olson, Andrews or McDonough because, as of December 31, 2008, the threshold return required for payment had not yet been achieved.

In connection with the previously announced departures of Messrs. Andrews and McDonough, we have entered into separation agreements under which they will be entitled to separation payments in the amount of $1,222,951.00 and $949,315.00, respectively, together with other benefits, all as provided under their respective employment agreements.

SHARE OWNERSHIP INFORMATION

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors, executive officers and persons who own more than ten percent of our outstanding common stock to file with the Securities and Exchange Commission, or SEC, initial reports of ownership and reports of changes in ownership of common stock. Such persons are required by SEC regulations to furnish us with copies of all such reports they file.

To our knowledge, based solely on a review of the copies of such reports furnished to us and written representations that no other reports are required, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners have been complied with during the fiscal year ended December 31, 2008.

CERTAIN TRANSACTIONS

While not a formal written policy, in the past, either our full board or one of its committees has reviewed and approved or ratified any related party transactions. These transactions include:

- transactions that must be disclosed in proxy statements under SEC rules; and
- transactions that potentially could cause a non-employee director to cease to qualify as an independent director under New York Stock Exchange listing requirements or the ratings criteria of various shareholder or other institutional organizations.

Transactions that are deemed immaterial under applicable disclosure requirements are generally deemed pre-approved.

Criteria for board or committee approval or ratification of a related party transaction include, in addition to factors that the board or committee, as applicable, otherwise deems appropriate under the circumstances:

- whether the transaction is on terms no less favorable than terms generally available from an unaffiliated third party; and
- in the case of a non-employee director, whether the transaction would disqualify the director from (1) being deemed independent under New York Stock Exchange listing requirements or (2) from serving on the audit committee, compensation committee or nominating and corporate governance committee under New York Stock Exchange and other regulatory requirements.

The foregoing policies and procedures have been followed in connection with the review and approval or ratification of all of the transactions noted below.

IFRS Financial Statements

We have agreed with Gazit-Globe, Ltd., one of our principal stockholders, to assist them with the International Financial Reporting Standards, or IFRS. IFRS requires fair market value accounting for income-producing investment property.

In connection with this project, Gazit-Globe agreed to reimburse us for any internal or third party costs associated with the preparation of the valuation and reconciliation, including the acquisition and implementation of certain software to assist us in the valuation of our properties. During the year-ended December 31, 2008, we incurred approximately $275,314 of costs related to these activities, all of which are reimbursable by Gazit-Globe. In addition, we anticipate that this arrangement will continue on a quarterly and annual basis in the future.

Investment Contract and Use Agreement

We are party to a use agreement dated January 1, 1996 with an affiliate of Gazit-Globe. Pursuant to this agreement, we agreed to permit Chaim Katzman, our chairman of the board, or any of Gazit-Globe's other employees to use our facilities, equipment, supplies and personnel necessary to conduct its business and affairs. In consideration for the use of these facilities, Gazit-Globe agreed to pay us an annual sum of $10,000.

In addition, we have previously entered into an investment contract, dated May 21, 1996, with several of our principal stockholders, including the predecessor to Gazit-Globe. This agreement provides, in addition to other agreements, covenants and obligations that have been satisfied, that we would prepare and furnish to Gazit-Globe or its affiliates certain of our financial statements required by Gazit-Globe for purposes of consolidating our financial results with those of Gazit-Globe as required by Israeli generally accepted accounting principles and the Tel-Aviv Stock Exchange Ltd., on which the shares of capital stock of Gazit-Globe are currently traded.

Effective January 1, 2004, we entered into a clarification agreement and protocol with Gazit-Globe. The clarification agreement clarifies certain provisions of the use agreement and the investment contract, including that Gazit-Globe agrees to reimburse us for third-party expenses incurred by us in the use of our office facilities and the provision of the Israeli financial statements.

Private Placement

In connection with an underwritten public offering of our common stock consummated in September 2008, MGN America LLC, an entity affiliated with our largest stockholder, Gazit-Globe, Ltd., and which may be deemed to be controlled by Chaim Katzman, the chairman of our board of directors, purchased directly from us 440,000 shares of common stock in a private placement. The purchase price per share of $21.47 was equal to the public offering price negotiated by us with the underwriters of the public offering.

SECURITY OWNERSHIP

The table below sets forth, as of March 26, 2009, the number of shares of our common stock which were owned beneficially by:

- each person who is known by us to beneficially own more than 5% of our common stock;
- each director and nominee for director;
- each named executive officer; and
- all of our directors and executive officers as a group.

Unless otherwise indicated, the address of each of the individuals listed in the table is c/o Equity One, Inc., 1600 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179.

The number of shares beneficially owned by each individual or group is based upon information in documents filed by such person with the Securities and Exchange Commission, other publicly available information or information available to us. Percentage ownership in the following table is based on 77,138,869 shares of common stock outstanding as of March 26, 2009. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of our common stock subject to options that are presently exercisable or exercisable within 60 days of March 26, 2009 or which are scheduled to be issued within 60 days of March 26, 2009 are deemed to be outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage of ownership of that person, but are not treated as outstanding for the purpose of computing the percentage of any other person.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percentage of Outstanding Shares Owned
Chaim Katzman (1)	43,081,348	55.8%
Gazit-Globe, Ltd. (2)	42,173,467	54.7%
M.G.N. (USA), Inc. (3)	28,093,396	36.4%
First Capital Realty, Inc. (4)	14,080,070	18.3%
MGN America, LLC (5)	13,352,950	17.3%
Silver Maple (2001), Inc. (6)	8,693,213	11.3%
Gazit (1995), Inc. (7)	7,646,801	9.9%
Ficus, Inc. (8)	5,386,857	7.0%
Nathan Hetz (9)	4,619,641	6.0%
Alony Hetz Properties & Investments, Ltd. (10)	4,599,441	6.0%
Jeffrey S. Olson	665,300	*
Thomas Caputo	133,971	*
Gregory Andrews	112,500	*
Arthur Gallagher	93,434	*
Noam Ben-Ozer	40,178	*
Thomas McDonough	60,730	*
Peter Linneman	21,200	*
Dori Segal (11)	20,000	*
Neil Flanzraich	13,500	*
James S. Cassel	10,052	*
Cynthia R. Cohen	8,000	*
All current executive officers and directors of Equity One as a group (13 persons) (12)	48,879,584	63.4%

* Represents ownership of less than 1.0%

(1) Includes (i) 42,173,467 shares of common stock beneficially owned by Gazit-Globe, Ltd., which Mr. Katzman may be deemed to control, (ii) 218,659 shares of common stock issuable to Mr. Katzman upon the exercise of options which are currently exercisable and (iii) 187,036 shares of common stock beneficially owned by Mr. Katzman's wife directly and as custodian for their daughters. Of the shares

included as beneficially owned by Mr. Katzman, 26,567,365 shares are pledged to secure indebtedness owed by Mr. Katzman or his affiliates.

(2) Includes (i) 28,093,396 shares of common stock beneficially owned by M.G.N. (USA), Inc. and (ii) 14,080,070 shares of common stock beneficially owned by First Capital Realty Inc., both of which are controlled by Gazit-Globe, Ltd. Of the shares included as beneficially owned by Gazit-Globe, Ltd., 26,567,365 shares are pledged to secure indebtedness owed by it or its affiliates.

(3) Includes (i) 13,352,950 shares of common stock owned by MGN America, LLC and (ii) 7,646,801 shares of common stock owned by Gazit (1995), Inc., both of which are wholly-owned subsidiaries of M.G.N. (USA), Inc. Of the shares included as beneficially owned by M.G.N. (USA), Inc., 19,968,944 shares are pledged to secure indebtedness owed by it or its affiliates.

(4) Includes (i) 8,693,213 shares of common stock owned by Silver Maple (2001), Inc. and (ii) 5,386,857 shares of common stock owned by Ficus, Inc., both of which are indirect, wholly-owned subsidiaries of First Capital Realty Inc. All of shares reported as beneficially owned by First Capital Realty, Inc. are pledged to secure indebtedness owed by it or its affiliates.

(5) 12,875,299 of the shares beneficially owned by MGN America, LLC are pledged to secure indebtedness owed by it.

(6) All of the shares beneficially owned by Silver Maple (2001), Inc. are pledged to secure indebtedness owed by it.

(7) 6,598,421 of the shares beneficially owned by Gazit (1995), Inc. are pledged to secure indebtedness owed by it and its affiliates.

(8) All of the shares beneficially owned by Ficus, Inc. are pledged to secure indebtedness owed by it.

(9) Includes 4,599,441 shares of common stock beneficially owned by Alony Hetz Properties & Investments, Ltd., which Mr. Hetz may be deemed to control. Of the shares included as beneficially owned by Mr. Hetz, 4,599,441 shares are pledged to secure indebtedness owed by Alony Hetz Properties & Investments, Ltd. or its affiliates.

(10) All of the shares beneficially owned by Alony Hetz Properties & Investments, Ltd. and A.H. Holdings US, Inc. are pledged to secure indebtedness owed by it or its affiliates.

(11) Includes 7,050 shares of Common Stock held jointly with his spouse.

(12) See footnotes (1) through (10). Also includes 1,000,716 shares of common stock issuable to our executive officers upon the exercise of options which are currently exercisable.

As shown above, several of our affiliated stockholders that beneficially own a significant interest in our company, including Gazit-Globe, Ltd., Silver Maple (2001), Inc., Ficus, Inc. and related entities, have pledged a substantial portion of our stock that they own to secure loans made to them by commercial banks.

If a stockholder defaults on any of its obligations under these pledge agreements or the related loan documents, these banks may have the right to sell the pledged shares in one or more public or private sales that could cause our stock price to decline. Many of the occurrences that could result in a foreclosure of the pledged shares are out of our control and are unrelated to our operations. Some of the occurrences that may constitute such an event of default include:

- the stockholder's failure to make a payment of principal or interest when due;
- the occurrence of another default that would entitle any of the stockholder's other creditors to accelerate payment of any debts and obligations owed to them by the stockholder;
- if the bank, in its absolute discretion, deems that a change has occurred in the condition of the stockholder to which the bank has not given its prior written consent;
- if the stockholder ceases to pay its debts or manage its affairs or reaches a compromise or arrangement with its creditors; and
- if, in the opinion of the bank, the value of the pledged shares shall be reduced or is likely to be reduced (for example, the price of our common stock declines).

In addition, because so many shares are pledged to secure loans, the occurrence of an event of default could result in a sale of pledged shares that could cause a change of control of our company, even when such a change may not be in the best interests of our stockholders.

STOCKHOLDER PROPOSALS

Our bylaws currently provide that in order for a stockholder to nominate a candidate for election as a director at an annual meeting of stockholders or propose business for consideration at such meeting, written notice generally must be delivered to our corporate secretary not later than the close of business on the 60th day, and not earlier than the close of business on the 90th day, prior to the first anniversary of the preceding year's annual meeting. Accordingly, a stockholder nomination or proposal intended to be considered at the 2010 annual meeting, but not included in our proxy statement, generally must be received by our corporate secretary after the close of business on February 12, 2010, and prior to the close of business on March 14, 2010.

The date by which we must receive stockholder proposals for inclusion in the proxy materials relating to the 2010 annual meeting of stockholders, or for presentation at such meeting, is December 1, 2009. In the event that the 2010 annual meeting of stockholders is called for a date that is not within 30 days before or after May 13, 2010, in order to be timely, we must receive notice by the stockholder not later than the close of business on the later of 120 calendar days in advance of the 2010 annual meeting of stockholders or ten calendar days following the date on which public announcement of the date of the meeting is first made. Stockholder proposals must comply with all of the applicable requirements set forth in the rules and regulations of the SEC, including Rule 14a-8, as well as the advance notification requirements set forth in our bylaws.

Stockholder proposals should be mailed to the attention of, and copies of the advance notification requirements may be obtained from, our corporate secretary at 1600 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179. A copy of the bylaws may be obtained from our corporate secretary by written request to the same address.

2008 ANNUAL REPORT

Copies of our 2008 Annual Report, financial statements and Form 10-K for the year ended December 31, 2008, as filed with the SEC, may be obtained without charge by contacting Equity One, Inc. — Investor Relations, at 1600 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179.

OTHER MATTERS

Our board of directors knows of no other matters to be presented for stockholder action at the 2009 annual meeting of stockholders. If any other matters are properly presented at the meeting for action, it is intended that the persons named in the proxies will vote upon such matters in accordance with their discretion.


Kroger
STOP

Piedmont Peachtree Crossing
Atlanta, Georgia


KOHL'S

Sheridan Plaza
Hollywood, Florida


WHOLE FOODS

Mandarin Landing
Jacksonville, Florida


Publix
FOOD & PHARMACY

Sunlake
Lutz, Florida


DSW
OLD NAV

Buckhead Station
Atlanta, Georgia

Our properties are showing resiliency primarily due to our strategy to focus on a stable asset class – grocery anchored neighborhood centers. Our occupancy rates held steady during the fourth quarter of 2008 at 92% and our rent spreads on new leases and renewals continue to post increases. While other retail sectors have seen store performance decline as a result of slowing consumer demand for "big ticket" and "luxury" purchases, the grocery sector has remained stable as consumer spending has shifted toward "essentials." Grocers account for 25% of our annualized base rent with Publix being our largest tenant. Grocers in our portfolio generate average sales of approximately $500 per square foot while paying an average rent of less than $10 per square foot. Most grocers could afford to pay nearly twice this amount and still maintain profitability.

622 LEASES WERE SIGNED IN '08

LEAS

During 2008, our leasing team signed 622 new leases and renewals totaling 2.0 million square feet at an average rent increase of 10%. We signed new leases or held store openings with a variety of national retailers including Kohl's, Whole Foods, Publix, Staples, Walgreen's, Anna's Linens, GameStop, and Starbucks, along with numerous regional and local operators serving their communities at large. These tenants represent national credit worthy retailers that provide stability to our rental base. We believe that this is a testament to the quality and depth of our portfolio and our leasing personnel.

Opposite page: Aerial overview of Bird Ludlum, located in Miami, Florida.


ING
LEASING

Over the next several years, many REITs and retail real estate owners will be facing significant challenges regarding the financing and leasing associated with their ground-up development projects and some will have challenges addressing short-term debt obligations associated with past asset acquisitions. Fortunately, we are not burdened with either. During this period we will continue to focus our attention on maximizing the value of our existing assets through an intensive asset management review process. This includes maximum focus on our leasing pipeline, a detailed review of operating and administrative costs and a creative assessment of possible redevelopment opportunities within our portfolio. We have already undertaken a number of these redevelopment projects where we believe the return on investment is justified.

In light of the existing market conditions, we continue to be prudent in the selection of ground-up development projects and believe we can achieve our growth objectives without significant short-term development activities. During the heyday of the development boom in late 2006 and early 2007, we made a strategic decision to terminate most of our development projects and the related administrative costs when we determined these were relatively risky investments with limited returns. At the time, developers were buying unentitled land without firm tenant commitments at projected unleveraged


development
&
redevelopment

yields of less than 8% which left little profit and did not account for budget overruns. While our decision to reduce development spending was seen as a contrarian move (as our competitors were getting paid a high multiple for the one-time gains associated with merchant building), we made the decision not to participate. Although we did not anticipate the speed at which this market would turn, we are thankful our current development commitments are limited to less than $11 million. The time will come when attractive risk adjusted returns warrant ground-up development spending, and we look forward to making those investments at the appropriate time.

We remain committed and active in the acquisition market and continue to believe that, due to increasing pressures on shopping center owners, there will be significant opportunities to acquire attractive assets at discounted pricing. On January 11, 2009, we acquired a controlling interest in DIM Vastgoed (DIM), a $450 million real estate company traded on the NYSE Euronext Amsterdam stock

Above Inset: Publix Greenwise at Boca Village.
Opposite page: Aerial overview of Boca Village, located in Boca Raton, Florida.


"We will continue to focus our attention on maximizing the value of our existing assets."
PUBLIX
GreenWise
MARKETS

exchange. DIM owns 21 shopping centers in the U.S., primarily located in Georgia, Florida and North Carolina. During 2009, we hope to use our strong balance sheet to acquire properties, portfolios and companies at opportunistic pricing.

In the upcoming year, we will begin crafting a comprehensive corporate responsibility and sustainability strategy which we believe will create a competitive advantage for our stockholders. This will include a careful review of the social, economic and environmental policies and procedures we adopt for our internal operations and at our shopping centers. We plan on adopting policies that minimize adverse implications on our natural resources while making a positive impact on our tenants, employees and the communities in which we live and operate.

Our human resources department is helping to make Equity One an employer of choice. We were recently selected by The Great Place to Work Institute as a finalist in the category of "Best Small and Medium Size Companies to Work For." At the end of the day, if we focus on retaining and recruiting the best people in our sector, outperformance will follow.


acquisitions
Publix

I believe our stockholders recognize the importance of maintaining liquidity while opportunistically investing in growth opportunities. I would like to thank them as well as our outstanding employees and Board of Directors for their support as we continue to focus on our anticipated long-term record of relative stock outperformance. Our chairman, Chaim Katzman, and I believe this recession will define which real estate companies will be the leading players for the next generation. We intend to be at the top of that list.

Sincerely,

Jeffrey S. Olson
April 2009

Above Inset: Publix at Airpark Plaza.
Opposite page: Aerial overview of Airpark Plaza, located in Miami, Florida.


"Our balance sheet is
among the strongest in our sector."
Publix

Florida

PROPERTY	LOCATION	TOTAL GLA
2400 PGA	Palm Beach Gardens, FL	3,200
Airpark Plaza	Miami, FL	178,803
Alafaya Commons	Orlando, FL	126,333
Alafaya Village	Orlando, FL	38,118
Atlantic Village	Atlantic Beach, FL	100,604
Banco Popular Building	North Miami Beach, FL	32,737
Bay Point Plaza	St. Petersburg, FL	103,986
Beauclerc Village	Jacksonville, FL	68,846
Bird Ludlum	Miami, FL	192,256
Bluffs Square Shoppes	Jupiter, FL	132,395
Boca Village Square	Boca Raton, FL	93,428
Boynton Plaza	Boynton Beach, FL	99,324
Carrollwood Center	Tampa, FL	95,075
Cashmere Corners	Port St. Lucie, FL	92,734
Chapel Trail Plaza	Pembroke Pines, FL	56,378
Charlotte Square	Port Charlotte, FL	96,188
Chelsea Place	New Port Richey, FL	81,144
Concord Shopping Plaza	Miami, FL	298,986
Conway Crossing	Orlando, FL	76,321
Coral Reef S. Center	Palmetto Bay, FL	93,480
Countryside Shops	Cooper City, FL	179,561
Crossroads Square	Pembroke Pines, FL	84,387
CVS Plaza	Miami, FL	29,204
Dolphin Village	St. Pete Beach, FL	136,941
El Novillo	North Bay Village, FL	10,000
Forest Village	Tallahassee, FL	71,526
Ft. Caroline	Jacksonville, FL	74,546
Greenwood S. Centre	Palm Springs, FL	132,325
Homestead Land	Homestead, FL	.71 (acres)
Hunter's Creek	Orlando, FL	73,204
Kirkman Shoppes	Orlando, FL	88,820
Lake Mary Centre	Lake Mary, FL	337,725
Lake St. Charles	Riverview, FL	62,695
Lantana Village Square	Lantana, FL	181,780
Lutz Lake Crossing	Lutz, FL	64,985
Mandarin Landing	Jacksonville, FL	144,120
Mandarin Mini-Storage	Jacksonville, FL	52,880
Marco Town Center	Marco Island, FL	109,830
Mariners Crossing	Spring Hill, FL	97,813
Medical and Merchants	Jacksonville, FL	156,153
Midpoint Center	Cape Coral, FL	75,386
NSB Regional	New Smyrna Beach, FL	118,451
Oak Hill Village	Jacksonville, FL	78,492
Oaktree Plaza	North Palm Beach, FL	23,745
Old Kings Commons	North Palm Coast, FL	84,758
Park Promenade	Orlando, FL	128,848
Pavilion	Naples, FL	167,745
Penn Dutch Plaza	Margate, FL	155,628
Pine Island	Davie, FL	254,907
Pine Ridge Square	Coral Springs, FL	117,399
Plantation Marketplace	Plantation, FL	230,330
Plaza Alegre	Miami, FL	91,611
Point Royale S. Center	Cutler Bay, FL	209,863
Prosperity Centre	Palm Beach Gardens, FL	122,014
Publix at Middlebeach	Panama City Beach, FL	69,277
Publix at Seven Hills	Spring Hill, FL	72,590
Regency Crossing	Port Richey, FL	85,864
Ridge Plaza	Davie, FL	155,204
Riverside Square	Coral Springs, FL	104,241
Ross Plaza	Tampa, FL	90,625
Ryanwood Square	Vero Beach, FL	114,925
Salerno Village Square	Stuart, FL	82,477
Sawgrass Promenade	Deerfield Beach, FL	107,092
Sheridan Plaza	Hollywood, FL	504,495
Shoppes at Andros Isle	West Palm Beach, FL	79,420
Shoppes at Ibis	West Palm Beach, FL	79,420
Shoppes at Lago Mar	Miami, FL	82,613
Shoppes of Eastwood	Orlando, FL	69,037
S. of Jonathan's Landing	Jupiter, FL	26,820
Shoppes of North Port	North Port, FL	84,705
Shoppes of Oakbrook	Palm Beach Gardens, FL	199,811
Shoppes of Silver Lakes	Pembroke Pines, FL	126,788
Shoppes of Sunset	Miami, FL	21,704
Shoppes of Sunset II	Miami, FL	27,754
Shops at Skylake	North Miami Beach, FL	283,943
South Beach Regional	Jacksonville Beach, FL	289,548
South Point	Vero Beach, FL	64,790
St. Lucie Land	Port St. Lucie, FL	15.93 acres
Summerlin Square	Ft. Myers, FL	109,356
Sun Point	Ruskin, FL	132,374
Sunlake	Lutz, FL	123,889
Tamarac Town Square	Tamarac, FL	127,635
The Meadows	Miami, FL	75,524
The Plaza at St. Lucie West	Port St. Lucie, FL	31,102
The Shoppes at Quail Roost	Miami, FL	73,550
Town and Country	Kissimmee, FL	116,743
Treasure Coast Plaza	Vero Beach, FL	133,781
Unigold Shopping Center	Winter Park, FL	117,527
Venice Plaza	Venice, FL	132,345
Venice S. Center	Venice, FL	117,252
Walden Woods	Plant City, FL	75,874
Waterstone Plaza	Homestead, FL	82,531
West Lake S. Center	Miami, FL	100,747
Westport Plaza	Davie, FL	49,533
Young Circle S. Center	Hollywood, FL	65,834

LEGEND

 *Development|Redevelopment Projects*

 *Ground-up projects*

 *Joint Venture*

Property listing as of March 28, 2009

160 PROPERTIES 16 MILLION SQ. FT.

Southeast

PROPERTY	LOCATION	TOTAL GLA
Madison Centre	Madison, AL	64,837
Winchester Plaza	Huntsville, AL	78,456
Brookside Plaza	Enfield, AL	210,588
BridgeMill Market	Canton, GA	69,202
BridgeMill Shops	Canton, GA	19,900
Buckhead Station	Atlanta, GA	233,739
Butler Creek	Acworth, GA	95,597
Chastain Square	Atlanta, GA	91,637
Commerce Crossing	Commerce, GA	100,668
Daniel Village	Augusta, GA	171,624
Douglas Commons	Douglasville, GA	97,027
Fairview Oaks	Ellenwood, GA	77,052
Grassland Crossing	Alpharetta, GA	90,906
Hairston Center	Decatur, GA	13,000
Hamilton Ridge	Buford, GA	90,996
Mableton Crossing	Mableton, GA	86,819
Macland Pointe	Marietta, GA	79,699
Market Place	Norcross, GA	81,640
McAlpin Square	Savannah, GA	176,807
Paulding Commons	Hiram, GA	192,391
Piedmont Peachtree	Atlanta, GA	152,239
Powers Ferry Plaza	Marietta, GA	86,173
Presidential Markets	Snellville, GA	396,408
River Green (land)	Canton, GA	9.2 (acres)
Spalding Village	Griffin, GA	235,318
Shops at Hampton Oaks	Fairburn, GA	13.2 (acres)
The Shops at Huntcrest	Lawrenceville, GA	97,040
The Shops at Westridge	McDonough, GA	66,297
Union City Commons (land)	Fairburn, GA	101 (acres)
Walton Plaza	Augusta, GA	43,460
Wesley Chapel Crossing	Decatur, GA	170,792
Williamsburg at Dunwoody	Dunwoody, GA	44,928
Ambassador Row	Lafayette, LA	193,978
Ambassador Row Courtyards	Lafayette, LA	146,697
Bluebonnet Village	Baton Rouge, LA	101,623
Boulevard	Lafayette, LA	68,012
Country Club Plaza	Slidell, LA	71,186
Elmwood Oaks S. Center	Harahan, LA	133,995
Grand Marche	Lafayette, LA	200,585
Plaza Acadienne	Eunice, LA	105,419
Sherwood South	Baton Rouge, LA	77,107
Siegen Village	Baton Rouge, LA	170,416
Tarpon Heights	Houma, LA	56,605
The Crossing	Slidell, LA	114,806
Village at Northshore	Slidell, LA	144,638
Walmart-Mathews	Mathews, LA	54,223
Shipyard Plaza	Pascagoula, MS	66,857
Centre Point Plaza	Smithfield, NC	163,642
Chestnut Square	Brevard, NC	34,260
Industrial IS 85 - 4101	Charlotte, NC	188,513
Laurel Walk Apartments	Charlotte, NC	106,480
Parkwest Crossing	Durham, NC	85,602
Providence Square S. Ctr	Charlotte, NC	85,468
Riverview Shopping Center	Durham, NC	127,998
Salisbury Marketplace	Salisbury, NC	79,732
Stanley Marketplace	Stanley, NC	53,228
The Galleria	Wrightsville Beach, NC	91,930
Thomasville Commons	Thomasville, NC	148,754
Willowdaile Shopping Ctr	Durham, NC	143,601
Belfair Towne Village	Bluffton, SC	166,639
Lancaster Plaza	Lancaster, SC	77,400
Lancaster Shopping Center	Lancaster, SC	29,047
Milestone Plaza	Greenville, SC	96,121
North Village Center	N. Myrtle Beach, SC	60,356
Publix at Woodruff	Greenville, SC	68,055
Sparkleberry Square	Columbia, SC	338,801
Windy Hill Shopping Ctr	North Myrtle Beach, SC	68,465
Smyth Valley Crossing	Marion, VA	126,841

Northeast

PROPERTY	LOCATION	TOTAL GLA
Brookside Plaza	Enfield, CT	210,588
Shaw's at Medford	Medford, MA	62,656
Shaw's at Plymouth	Plymouth, MA	59,726
Shaw's at West Roxbury	West Roxbury, MA	76,316
Star's at Cambridge	Cambridge, MA	66,108
Star's at Quincy	Quincy, MA	100,741
Webster Plaza	Webster, MA	199,425
Whole Foods at Swampscott	Swampscott, MA	35,907

As of December 31, 2008, Equity One owned or had interests in 160 properties, consisting of 146 shopping centers comprising approximately 16.0 million square feet, four projects in development/redevelopment, six non-retail properties, and four parcels of land. Additionally, Equity One had joint venture interests in twelve shopping centers and one office building totaling approximately 1.9 million square feet.

In January 2009, we acquired a majority interest in DIM Vastgoed N.V. which owns 21 shopping centers in the Eastern U.S.

MA CT VA NC TN SC MS AL GA LA FL

Equity One, Inc.

DIM Vastgoed N. V.

EQY PROPERTY PORTFOLIO

Dim Vastgoed N.V.

PROPERTY	LOCATION	TOTAL GLA
Carolina Pavilion	Charlotte, NC	731,430
Dublin Village	Dublin, GA	98,540
Freehome Village	Canton, GA	74,430
Golden Park	Buford, GA	68,378
Grayson Village	Atlanta, GA	83,155
Hammocks Town Center	Miami, FL	172,810
Lake Tuscaloosa	Tuscaloosa, AL	70,242
Magnolia Shoppes	Coral Springs, FL	114,118
Sunrise Town Center	Fort Lauderdale, FL	128,124
Wilmington Island	Wilmington Island, GA	87,818
Whitaker Square	Charlotte, NC	82,760
South Plaza	California, MD	92,335
Salem Road Station	Atlanta, GA	67,270
Loganville Town Center	Atlanta, GA	77,661
Keith Bridge Commons	Atlanta, GA	94,886
Greensboro Village	Nashville, TN	70,203
Governors Town Square	Atlanta, GA	68,658
Glengary Shoppes	Sarasota, FL	99,182
Eustis Village	Orlando, FL	136,927
Brawley Commons	Charlotte, NC	119,189
Vineyards Shopping Village	Braselton, GA	79,047



Publix



Freehome Village
Canton, GA

Whitaker Square
Charlotte, NC



Harris Teeter
Pharmacy
Open 24 Hours

Balance Sheet and Stock Performance

Substantially all of our outstanding debt is subject to fixed interest rates. At December 31, 2008, the weighted average interest rates on our mortgage debt (aggregating $371M) and our unsecured senior notes (aggregating $658M) were 7.22% and 5.66%, respectively.

Market Capitalization
As of December 31, 2008



Our debt to equity ratio as of December 31, 2008 reflects the strength of our overall capitalization.

Equity Market Capitalization 56.1%

Net Debt 43.9%

Fixed Versus Variable Rate Debt
As of December 31, 2008

- Fixed Rate Debt
- Fixed Rate Debt (swapped to variable rate)
- Variable Rate Debt (unhedged)



3.3%
9.5%
87.2%

The total return on our common stock has continued to outperform the NAREIT Index and the index used to measure retail shopping center REITs as noted below.

INDEX	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07	12/31/08
Equity One, Inc.	100.00	148.97	152.81	194.04	175.74	143.26
Russell 2000	100.00	118.33	123.72	146.44	144.15	95.44
NAREIT All Equity REIT Index	100.00	131.58	147.58	199.32	168.05	104.65
SNL REIT Retail Shopping Ctr	100.00	135.86	148.26	199.56	164.30	98.92



Total Return Performance
INDEX VALUE
225
220
175
150
125
100
75
50
Dec. 31 '03
Dec. 31 '04
Dec. 31 '05
Dec. 31 '06
Dec. 31 '07
Dec. 31 '08

Source : SNL Financial LC, Charlottesville, VA

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ________ to

Commission file number 001-13499

EQUITY ONE, INC.

(Exact name of Registrant as specified in its charter)

Maryland	**52-1794271**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer identification No.)

1600 N.E. Miami Gardens Drive North Miami Beach, FL	**33179**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(305) 947-1664**

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.01 Par Value	**New York Stock Exchange**
(Title of each class)	(Name of exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes ☐ No ☒

As of June 30, 2008, the last business day of the Registrant's most recently completed second fiscal quarter, the aggregate market value of the Common Stock held by non-affiliates of the Registrant was $654,483,038 based upon the last reported sale price of $20.55 per share on the New York Stock Exchange on such date.

As of February 14, 2009, the number of outstanding shares of Common Stock, par value $.01 per share, of the Registrant was 77,558,656.

DOCUMENTS INCORPORATED BY REFERENCE

Certain sections of the Registrant's definitive Proxy Statement for the 2009 Annual Meeting of Stockholders to be filed within 120 days after the end of the fiscal year covered by this Annual Report on Form 10-K to the extent stated herein are incorporated by reference in Part III hereof.

EQUITY ONE, INC.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

The Company

We are a real estate investment trust, or REIT, that principally owns, manages, acquires and develops neighborhood and community shopping centers. We were organized as a Maryland corporation in 1992, completed our initial public offering in May 1998, and have elected to be taxed as a REIT since 1995.

As of December 31, 2008, our property portfolio comprises 160 properties, including 146 shopping centers consisting of approximately 16.0 million square feet of gross leasable area ("GLA"), four development/redevelopment properties, six non-retail properties and four parcels of land. As of December 31, 2008, our core portfolio was 92.1% leased and included national, regional and local tenants.

In addition, we currently own a 10% interest in GRI-EQY I, LLC ("GRI Venture"), which owns ten neighborhood shopping centers totaling approximately 1.4 million square feet of GLA as of December 31, 2008. The GRI Venture's properties were 97.3% leased at December 31, 2008. Additionally, we own a 20% interest in G&I VI Investment South Florida Portfolio, LLC ("DRA Venture") which owns one office building and two neighborhood shopping centers totaling approximately 503,000 square feet of GLA as of December 31, 2008. The DRA Venture's properties were 67.6% leased at December 31, 2008.

In this annual report, unless stated otherwise or unless the context requires otherwise, references to "we," "us" or "our" mean Equity One, Inc. and our consolidated subsidiaries.

Strategy and Philosophy

Our principal business objective is to maximize long-term stockholder value by generating sustainable cash flow growth and increasing the long-term value of our real estate assets. Our strategies for reaching this objective include:

- *Operating Strategy*: Maximizing the internal growth of revenue from our shopping centers by leasing and re-leasing those properties to a diverse group of creditworthy tenants at higher rental rates and redeveloping those properties to make them more attractive to tenants or to permit additional or better uses;
- *Investment Strategy*: Using capital wisely to renovate or redevelop our properties and to acquire and develop additional shopping centers where expected returns meet or exceed our standards as well as by investing in strategic partnerships that minimize risk; and
- *Capital Strategy*: Financing our capital requirements with internally generated funds, borrowings under our existing credit facilities, proceeds from selling properties that do not meet our investment criteria and access to institutional capital and debt and equity capital markets.

Operating Strategy. **Our core operating strategy is to maximize rents and maintain high occupancy levels by attracting and retaining a strong and diverse base of tenants. Many of our properties are located in some of the most densely populated areas of the country, including the metropolitan areas around Miami, Ft. Lauderdale, West Palm Beach, Tampa, Jacksonville and Orlando, Florida, Atlanta, Georgia, and Boston, Massachusetts. Strong trade-area demographics help our tenants generate high sales, which has enabled us to maintain high occupancy rates and increase rental rates.**

In order to effectively achieve our operating strategy, we seek to:

- actively manage and maintain the high standards and physical appearance of our assets while maintaining competitive tenant occupancy costs;
- maintain a diverse tenant base in order to limit exposure to any one tenant's financial condition;
- develop strong, mutually beneficial relationships with creditworthy tenants, particularly our anchor tenants, by consistently meeting or exceeding their expectations;
- increase rental rates upon the renewal of expiring leases or as we lease space to new tenants while minimizing vacancy and down-time; and
- evaluate renovation or redevelopment opportunities that will make our properties more attractive for leasing or re-leasing to tenants, take advantage of under-utilized land or existing square footage, or re-configure properties for better uses.

Investment Strategy. Our investment strategy is to deploy capital in projects that are expected to generate returns that exceed our cost of capital. Our investments primarily fall into one of the following categories:

- re-developing, renovating, expanding, reconfiguring and/or re-tenanting our existing properties;
- selectively acquiring shopping centers that will benefit from our active management and leasing strategies;
- selectively developing new shopping centers to meet the needs of expanding retailers; and
- investing in strategic partnerships in real estate related ventures where we act as a manager and utilize our expertise.

In the past, we have also made investments in the securities of other companies, whose assets or markets are consistent with our investment strategy. These investment decisions are made in the same manner as other investments by us and are subject to the gross income and asset tests necessary to maintain our REIT qualification.

In evaluating potential redevelopment, acquisition and development opportunities, we also consider such factors as:

- the expected returns in relation to our cost of capital, as well as the anticipated risks we will face in achieving the expected returns;
- the current and projected cash flow of the property and the potential to increase that cash flow;
- the tenant mix at the property, tenant sales performance and the creditworthiness of those tenants;
- economic, demographic, regulatory and zoning conditions in the property's local and regional market;
- competitive conditions in the vicinity of the property, including competition for tenants and the potential that others may create competing properties through redevelopment, new construction or renovation;
- the level and success of our existing investments in the relevant market;
- the current market value of the land, buildings and other improvements and the potential for increasing those market values;
- the physical configuration of the property, its visibility, ease of entry and exit, and availability of parking; and
- the physical condition of the land, buildings and other improvements, including the structural and environmental conditions.

Capital Strategy. We intend to grow and expand our business by using cash flows from operations, by borrowing under our existing credit facilities, reinvesting proceeds from selling properties that do not meet our investment criteria or, if appropriate market conditions exist, by accessing capital from institutional partners or the capital markets to issue equity, debt or a combination thereof. Our capital strategy is to maintain a strong balance sheet and sufficient flexibility to fund our operating and investment activities in a cost-efficient way. Our strategy includes:

- maintaining a prudent level of overall leverage and an appropriate pool of unencumbered properties that is sufficient to support our unsecured borrowings;
- managing our exposure to variable-rate debt;
- taking advantage of market opportunities to refinance existing debt and manage our debt maturity schedule; and
- using joint venture arrangements to access less expensive capital, mitigate capital risk, or to capitalize on the expertise of local real estate partners.

While we generally hold our properties for investment and for the production of rental income, we also recycle our capital. Over time, when our assets no longer meet our investment criteria, asset type or geographic focus, we may sell or otherwise dispose of those assets. By identifying these opportunities, we are able to recycle our capital and reinvest the proceeds in more attractive properties or markets.

Change in Policies

Our board of directors establishes the policies that govern our operating, investment and capital strategies, including, among others, the development and acquisition of shopping centers, tenant and market focus, debt and equity financing policies, and quarterly distributions to our stockholders. The board may amend these policies at any time, without a vote of our stockholders.

REIT Status

We elected to be taxed as a real estate investment trust for federal income tax purposes beginning with our taxable year ended December 31, 1995. As a REIT, we are generally not subject to federal income tax on REIT taxable income that we distribute to our stockholders. Under the Internal Revenue Code of 1986, as amended, which we refer to as the Code, REITs are subject to numerous organizational and operational requirements, including the requirement to distribute at least 90% of REIT taxable income (excluding net capital gains) each year. We will be subject to federal income tax on our taxable income (including any applicable alternative minimum tax) at regular corporate rates if we fail to qualify as a REIT for tax purposes in any taxable year, or to the extent we distribute less than 100% of REIT taxable income. We will also not be permitted to qualify for treatment as a REIT for federal income tax purposes for four years following the year during which qualification is lost. Even if we qualify as a REIT for federal income tax purposes, we may be subject to certain state and local income and franchise taxes and to federal income and excise taxes on our undistributed REIT taxable income.

We have elected to treat certain of our subsidiaries as taxable REIT subsidiaries, each of which we refer to as a TRS. In general, a TRS may engage in any real estate business and certain non-real estate businesses, subject to certain limitations under the Code. A TRS is subject to federal and state income taxes. The sales of certain land parcels, our investment in DIM Vastgoed N.V. and certain other real estate and other activities are being conducted through our TRS entities. Our current TRS activities are limited and they have not incurred any significant income taxes to date.

Governmental Regulations Affecting Our Properties

We and our properties are subject to a variety of federal, state and local environmental, health, safety and similar laws, including:

- the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, which we refer to as CERCLA;
- the Resource Conservation & Recovery Act;
- the Federal Clean Water Act;
- the Federal Clean Air Act;
- the Toxic Substances Control Act;
- the Occupational Safety & Health Act; and
- the Americans with Disabilities Act of 1990 ("ADA").

Environmental Regulations. The application of these laws to a specific property that we own depends on a variety of property-specific circumstances, including the current and former uses of the property, the building materials used at the property and the physical layout of the property. Under certain environmental laws, principally CERCLA, we, as the owner or operator of properties currently or previously owned, may be required to investigate and clean up certain hazardous or toxic substances, asbestos-containing materials, or petroleum product releases at the property. We may also be held liable to a federal, state or local governmental entity or third parties for property damage, injuries resulting from the contamination and for investigation and clean up costs incurred in connection with the contamination, whether or not we knew of, or were responsible for, the contamination. Such costs or liabilities could exceed the value of the affected real estate. The presence of contamination or the failure to remediate contamination may adversely affect our ability to sell or lease real estate or to borrow using the real estate as collateral. We have several properties that will require or are currently undergoing varying levels of environmental remediation as a result of contamination from on-site uses by current or former owners or tenants, such as gas stations or dry cleaners.

Americans with Disabilities Act. Our properties are subject to the ADA. Under this act, all places of public accommodation are required to comply with federal requirements related to access and use by disabled persons. The act has separate compliance requirements for "public accommodations" and "commercial facilities" that generally require that buildings and services, including restaurants and retail stores, be made accessible and available to people with disabilities. The Act's requirements could require removal of access barriers and could result in the imposition of injunctive relief, monetary penalties or, in some cases, an award of damages.

Although we believe that we are in substantial compliance with existing regulations, including environmental and ADA regulations, we cannot predict the impact of new or changed laws or regulations on properties we currently own or may acquire in the future. Other than as part of our development or redevelopment projects, we have no current plans for substantial capital expenditures with respect to compliance with environmental, health, safety and similar laws, and we carry environmental insurance which covers a number of environmental risks for most of our properties.

Competition

There are numerous commercial developers, real estate companies, REITs and other owners of real estate in the areas in which our properties are located that compete with us with respect to the leasing of our properties and in seeking land for development or properties for acquisition. Some of these competitors have substantially greater resources than we have, although we do not believe that any single competitor or group of competitors in any of the primary markets where our properties are located are dominant in that market. This level of competition may reduce the number of properties available for development or acquisition, increase the cost of development or acquisition or interfere with our ability to attract and retain tenants.

All of our existing properties are located in developed areas that include other shopping centers and other retail properties. The number of retail properties in a particular area could materially adversely affect our ability to lease vacant space and maintain the rents charged at our existing properties. We believe that the principal competitive factors in attracting tenants in our market areas are location, price, anchor tenants and maintenance of properties. Our retail tenants also face competition from other retailers, outlet stores and discount shopping clubs. This competition could contribute to lease defaults and insolvency of our tenants.

Employees

Our headquarters are located at 1600 N.E. Miami Gardens Drive, North Miami Beach, Florida 33179. At December 31, 2008, we had 159 full-time employees and we believe that our relationships with our employees are good.

Available Information

The internet address of our website is *www.equityone.net.* In the Investors section of our website you can obtain, free of charge, a copy of our annual report on Form 10-K, our quarterly reports on Form 10-Q, our Supplemental Information Packages, our current reports on Form 8-K, and any amendments to those or other reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file or furnish such reports or amendments with the SEC. Also available in the corporate governance section of our website, free of charge, are copies of our Corporate Governance Guidelines, Code of Conduct and Ethics and the charters for our audit committee, compensation committee and nominating and corporate governance committee. We intend to provide any amendments or waivers to our Code of Conduct and Ethics that apply to any of our executive officers or our senior financial officers on our website within four business days following the date of the amendment or waiver. The reference to our website address does not constitute incorporation by reference of the information contained on our website and should not be considered a part of this report.

You may also obtain printed copies of any of the foregoing materials from us, free of charge, by contacting our Investor Relations Department at:

Equity One, Inc.
1600 N.E. Miami Gardens Drive
North Miami Beach, Florida 33179
Attn: Investor Relations Department
(305) 947-1664

You may also read and copy any materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549, or you may obtain information by calling the SEC at 1-800-SEC-0330. The SEC maintains an internet address at http://www.sec.gov that contains reports, proxy statements and information statements, and other information which you may obtain free of charge.

ITEM 1A. RISK FACTORS

This annual report on Form 10-K and the information incorporated by reference herein contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts are forward-looking statements and can be identified by the use of forward-looking terminology such as "may," "will," "might," "would," "expect," "anticipate," "estimate," "would," "could," "should," "believe," "intend," "project," "forecast," "target," "plan," or "continue" or the negative of these words or other variations or comparable terminology. Forward-looking statements are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Some specific risk factors that could impair forward looking statements are set forth below.

These risks factors are not exhaustive. Other sections of this report may include additional factors that could adversely affect our business and financial performance. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors emerge from time to time and it is not possible for us to predict all risk factors, nor can we assess the impact of all risk factors on our business or the extent to which any factor, or combination of factors, may affect our business. Investors should also refer to our quarterly reports on Form 10-Q and current reports on Form 8-K for future periods for updates to these risk factors.

Credit market constraints may affect our ability to refinance maturing debt at a reasonable cost.

As a result of losses incurred by lenders over the last year, the cost of credit has risen throughout the U.S. economy. Institutions that historically financed investment in commercial real estate directly (through bonds, mortgage loans, or bank financing) or indirectly (through purchases of securitized loans) have curtailed the capital they provide REITs and other real estate investors. For example, the issuance of commercial mortgage-backed securities, or CMBS, virtually ceased in 2008. In addition, since May 2008, no REIT has been successful in issuing new unsecured corporate bonds. Credit spreads on secondary trading in previously issued bonds widened out during the year to the highest levels we have observed. Toward the end of 2008, banks withdrew their willingness to extend credit for real estate companies. To the extent bank credit is being extended, loan tenors are shorter, credit spreads are wider, and covenants are more restrictive than in the past. Although traditional mortgage lenders such as life insurance companies remain active in making loans, the loan-to-value ratios they underwrite are more conservative and their loan pricing is higher than in recent years.

How long the credit markets will remain constrained is unclear. As of December 31, 2008, we had approximately $268.6 million of bonds and mortgage debt scheduled to mature in the next two years. If credit constraints persist, we may experience difficulty refinancing these upcoming loan maturities at a reasonable cost or with desired financing alternatives. For example, it may be hard to raise new unsecured financing in the form of additional bank debt or corporate bonds. If we draw under our existing unsecured revolving line of credit to repay maturing debt, our ability to use the line for other uses such as investments will be reduced. If we increase our reliance on mortgage debt, the credit rating agencies that rate our unsecured corporate debt may reduce our investment-grade credit ratings. Alternately, we may need to repay maturing debt with proceeds from the issuance of equity or the sale of assets.

In order to repay $176.1 million of bonds that mature on April 15, 2009, we accumulated as of December 31, 2008 a diversified portfolio of $128.4 million of short-term corporate bonds that mature over the next year. Subsequent to year end, we were repaid $47.8 million, leaving $80.6 million of such investments outstanding. Any drop in the marketability of the remaining bonds we own or any defaults by the issuers may have adverse effects on our liquidity.

The current recession may make it difficult to lease vacant space or space to be vacated in the future.

Our goal is to improve the performance of our properties by re-leasing vacated space. However, in 2008, rapid decreases in consumer confidence and consumer spending led to a deterioration in the businesses of many of our retail tenants and made it difficult to maintain our overall occupancy. While most of our centers are anchored by supermarkets, drug stores or other necessity-oriented retailers, which are less susceptible to economic cycles, other tenants in our centers are impacted by these consumer trends adversely affecting our occupancy and bad debt experience. Our ability to continue to lease or re-lease vacant space in our properties will be affected by these and other factors, including our properties' locations, current market conditions and covenants found in certain leases restricting the use of other space at our properties. If the economic conditions persist or worsen in 2009, our properties and results of operations could continue to be adversely affected with lower occupancy and higher bad debt expense as tenants fail to pay rent, close their stores or file bankruptcy. Moreover, because many retailers have slowed their growth plans as a result of the prevailing economic climate, demand for retail space has declined, generally reducing the market rental rates for our properties when renewing leases or leasing or re-leasing vacant space.

If we are able to re-lease vacated space, there is no assurance that rental rates will be equal to or in excess of current rental rates. In addition, we may incur substantial costs in obtaining new tenants, including brokerage commission fees paid by us in connection with new leases or lease renewals, and the cost of making leasehold improvements.

We are dependent upon certain key tenants, and decisions made by these tenants or adverse developments in the business of these tenants could have a negative impact on our financial condition.

We own shopping centers which are supported by "anchor" tenants which, due to size, reputation or other factors, are particularly responsible for drawing other tenants and shoppers to our centers. For instance, Publix Super Markets is our largest tenant and accounted for approximately 2.3 million square feet, or approximately 14.4% of our gross leasable area, at December 31, 2008, and approximately $18.1 million, or 10.5%, of our annual minimum rent in 2008.

Given the difficult retail environment predicted for 2009, some of our anchor or other tenants may experience a downturn in their businesses that may weaken their financial condition. As a result, tenants may delay lease commencement, fail to make rental payments when due or declare bankruptcy. In 2008, several of our national tenants filed for bankruptcy protection. We are subject to the risk that these tenants may be unable to make their lease payments or may decline to extend a lease upon its expiration or may reject the lease in bankruptcy. Any tenant bankruptcies, leasing delays or failures to make rental payments when due could result in the termination of the tenant's lease and material losses to our business and harm to our operating results.

In addition, an anchor tenant may decide that a particular store is unprofitable and close its operations in our center, and, while the tenant may continue to make rental payments, such a failure to occupy its premises could have an adverse effect on the property. A lease termination by an anchor tenant or a failure by that anchor tenant to occupy the premises could result in lease terminations or reductions in rent by other tenants in the same shopping center if their leases have "co-tenancy" clauses which permit cancellation or rent reduction if an anchor tenant's lease is terminated or the anchor "goes dark." Vacated anchor tenant space also tends to adversely affect the entire shopping center because of the loss of the departed anchor tenant's power to draw customers to the center. We cannot provide any assurance that we would be able to quickly re-lease vacant space on favorable terms, if at all. Any of these developments could adversely affect our financial condition or results of operations.

We have substantial debt obligations which may reduce our operating performance and put us at a competitive disadvantage.

As of December 31, 2008, we had debt and other liabilities outstanding in the aggregate amount of approximately $1.1 billion. Many of our loans require scheduled principal amortization. In addition, our organizational documents do not limit the level or amount of debt that we may incur, nor do we have a policy limiting our debt to any particular level. The amount of our debt outstanding from time to time could have important consequences to our stockholders. For example, it could:

- require us to dedicate a substantial portion of our cash flow from operations to payments on our debt, thereby reducing funds available for operations, property acquisitions, redevelopments and other appropriate business opportunities that may arise in the future;
- limit our ability to make distributions on our outstanding shares of our common stock, including the payment of dividends required to maintain our status as a REIT;
- make it difficult to satisfy our debt service requirements;
- limit our flexibility in planning for, or reacting to, changes in our business and the factors that affect the profitability of our business, which may place us at a disadvantage compared to competitors with less debt or debt with less restrictive terms;
- limit our ability to obtain any additional debt or equity financing we may need in the future for working capital, debt refinancing, capital expenditures, acquisitions, redevelopment or other general corporate purposes or to obtain such financing on favorable terms; and
- require us to dedicate increased amounts of our cash flow from operations to payments on our variable rate, unhedged debt if interest rates rise.

If our internally generated cash is inadequate to repay our indebtedness upon maturity, then we will be required to repay debt through refinancing or equity offerings. If we are unable to refinance our indebtedness on acceptable terms, or at all, we might be forced to dispose of one or more of our properties, potentially upon disadvantageous terms, which might result in losses and might adversely affect our cash available for distribution. If prevailing interest rates or other factors at the time of refinancing result in higher interest rates on refinancing, our interest expense would increase without a corresponding increase in our rental rates, which would adversely affect our results of operations. Further, if one of our properties is mortgaged to secure payment of indebtedness and we are unable to meet mortgage payments, or if we are in default under the related mortgage or deed of trust, such property could be transferred to the mortgagee, or the mortgagee could foreclose upon the property, appoint a receiver and receive an assignment of rents and leases or pursue other remedies, all with a consequent loss of income and asset value. Foreclosure could also create taxable income without accompanying cash proceeds, thereby hindering our ability to meet the REIT distribution requirements under the Code.

Our financial covenants may restrict our operating or acquisition activities, which may harm our financial condition and operating results.

Our unsecured revolving credit facility, our outstanding senior unsecured notes and much of our existing mortgage indebtedness contain customary covenants and conditions, including, among others, compliance with various financial ratios and restrictions upon the incurrence of additional indebtedness and liens on our properties. Furthermore, the terms of some of this indebtedness will restrict our ability to consummate transactions that result in a change of control or to otherwise issue equity or debt securities. The existing mortgages also contain customary negative covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to discontinue insurance coverage. If we were to breach covenants in these debt agreements, the lender could declare a default and require us to repay the debt immediately. If we fail to make such repayment in a timely manner, the lender may be entitled to take possession of any property securing the loan.

Increases in interest rates cause our borrowing costs to rise and generally adversely affect the market price of our securities.

Of our approximately $1.1 billion of debt outstanding as of December 31, 2008, approximately $136.4 million bears interest at variable interest rates, including $100.0 million of fixed rate borrowings that we have converted to floating rate borrowings through the use of hedging agreements. We also may borrow additional funds at variable interest rates in the future. Increases in interest rates would increase our interest expense on our variable rate debt and reduce our future earnings and cash flows, which could adversely affect our ability to service our debt and meet our other obligations and also could reduce the amount we are able to distribute to our stockholders. Although we may in the future enter into hedging arrangements or other transactions as to a portion of our variable rate debt to limit our exposure to rising interest rates, the amounts we are required to pay under the variable rate debt to which the hedging or similar arrangements relate may increase in the event of non-performance by the counterparties to any of our hedging arrangements.

In addition, the market price of our common stock is affected by the annual distribution rate on the shares of our common stock. Increasing market interest rates may lead prospective purchasers of our common stock and other securities to seek alternative investments that offer a higher annual yield which would likely adversely affect the market price of our common stock and other securities. Finally, increases in interest rates may have the effect of depressing the market value of retail properties such as ours, including the value of those properties securing our indebtedness.

Geographic concentration of our properties makes our business vulnerable to economic downturns in certain regions or to other events, like hurricanes, that disproportionately affect those areas.

Approximately 56.5% of our retail property gross leasable area is located in Florida. As a result, economic, real estate and other, general conditions in Florida will significantly affect our revenues and the value of our properties. Business layoffs or downsizing, industry slowdowns, declines in real estate values, reduced migration to Florida, changing demographics, increases in insurance costs and real estate taxes and other factors may adversely affect the economic climate in Florida. Any resulting oversupply or reduced demand for retail properties in Florida would adversely affect our operating performance and limit our ability to make distributions to stockholders.

In addition, a significant portion of our retail property gross leasable area is located in coastal areas that are susceptible to the harmful effects of tropical storms, hurricanes and other similar natural disasters. As of December 31, 2008, over 60.9% of the total insured value of our portfolio is located in the State of Florida. In 2005, our properties experienced damage from a total of seven named hurricanes or tropical storms with not all of the storm damages fully insured. While some of these uninsured expenses are recoverable from our tenants, not all of the leases have provisions permitting reimbursement, and, therefore, we must pay the remaining amounts. Moreover, with the increased hurricane activity, the cost of property insurance has risen dramatically. While much of the cost of this insurance is passed on to our tenants as reimbursable property costs, some tenants, particularly national tenants, do not pay a pro rata share of these costs under their leases. Hurricanes and similar storms also disrupt our business and the business of our tenants, which could affect the ability of some tenants to pay rent and may affect the willingness of residents to remain in or move to the affected area. Therefore, as a result of the geographic concentration of our properties, we face demonstrable risks, including higher costs, such as uninsured property losses and higher insurance premiums, and disruptions to our business and the businesses of our tenants.

Our insurance coverage on our properties may be inadequate therefore increasing the risks to our business.

We currently carry comprehensive insurance on all of our properties, including insurance for liability, fire, flood, rental loss and acts of terrorism. We also currently carry environmental insurance on most of our properties. All of these policies contain coverage limitations. We believe these coverages are of the types and amounts customarily obtained for or by an owner of similar types of real property assets located in the areas where our properties are located. We intend to obtain similar insurance coverage on subsequently acquired properties.

The availability of insurance coverage may decrease and the prices for insurance may increase as a consequence of significant losses incurred by the insurance industry. For instance, given the issues facing financial firms in general, including insurance companies, and following the hurricane and other property loss activity in recent years, property insurance costs across our portfolio have increased. In the event of future industry losses, we may be unable to renew or duplicate our current insurance coverage in adequate amounts or at reasonable prices. In addition, insurance companies may no longer offer coverage against certain types of losses, such as losses from named wind storms or due to terrorist acts and toxic mold, or, if offered, the expense of obtaining these types of insurance may not be justified. We, therefore, may cease to have insurance coverage against certain types of losses and/or there may be decreases in the limits of insurance available.

If an uninsured loss or a loss in excess of our insured limits occurs, we could lose all or a portion of the capital we have invested in a property, as well as the anticipated future revenue from the property, but still remain obligated for any mortgage debt or other financial obligations related to the property. We cannot guarantee that material losses in excess of insurance proceeds will not occur in the future. If any of our properties were to experience a catastrophic loss, it could disrupt our operations, delay revenue and result in large expenses to repair or rebuild the property. Also, due to inflation, changes in codes and ordinances, environmental considerations and other factors, it may not be feasible to use insurance proceeds to replace a building after it has been damaged or destroyed or the proceeds could be insufficient. Events such as these could adversely affect our results of operations and our ability to meet our obligations, including distributions to our stockholders.

We may be unable to sell properties when appropriate because real estate investments are illiquid.

Real estate investments generally cannot be sold quickly. Also, there are limitations under federal income tax laws applicable to real estate and to REITs in particular that may limit our ability to sell our assets. We may not be able to alter our portfolio promptly in response to changes in economic or other conditions. Our inability to respond quickly to changes in the performance of our investments could adversely affect our ability to meet our obligations and make distributions to our stockholders.

The federal income tax provisions applicable to REITs provide that any gain realized by a REIT on the sale of property held as inventory or other property held primarily for sale to customers in the ordinary course of business is treated as income from a "prohibited transaction" that is subject to a 100% penalty tax. Under current law, unless a sale of real property qualifies for a safe harbor, the question of whether the sale of a property constitutes the sale of property held primarily for sale to customers is generally a question of the facts and circumstances regarding a particular transaction. We intend to hold our properties for investment with a view to long-term appreciation, to engage in the business of acquiring and owning properties and to make occasional sales as are consistent with our investment objectives. We do not intend to engage in prohibited transactions. We cannot assure you, however, that we will only make sales that satisfy the requirements of the safe harbors or that the IRS will not successfully assert that one or more of our sales are prohibited transactions.

Our development and redevelopment activities are inherently risky and may not yield anticipated returns, which would harm our operating results and reduce funds available for distributions to stockholders.

An important component of our growth strategy is the redevelopment of properties within our portfolio and the development of new shopping centers. At December 31, 2008, we had invested an aggregate of approximately $55.0 million in these development or redevelopment projects at various stages of completion and anticipate that these projects will require an additional $11.7 million to complete, based on our current plans and estimates. These developments and redevelopments may not be as successful as currently expected. Expansion, renovation and development projects entail the following considerable risks:

- significant time lag between commencement and completion subjects us to greater risks due to fluctuation in the general economy;
- failure or inability to obtain construction or permanent financing on favorable terms;
- expenditure of money and time on projects that may never be completed;
- inability to achieve projected rental rates or anticipated pace of lease-up;
- higher-than-estimated construction costs, including labor and material costs; and
- possible delay in completion of the project because of a number of factors, including weather, labor disruptions, construction delays or delays in receipt of zoning or other regulatory approvals, or man-made or natural disasters (such as fires, hurricanes, earthquakes or floods).

While our policies with respect to expansion, renovation and development activities are intended to limit some of the risks otherwise associated with such activities, such as initiating construction only after securing commitments from anchor tenants, we will nevertheless be subject to risks that the construction costs of a property, due to factors such as cost overruns, design changes and timing delays arising from a lack of availability of materials and labor, weather conditions and other factors outside of our control, as well as financing costs, may exceed original estimates, possibly making the associated investment unprofitable. Significant changes in economic condition could adversely affect prospective tenants and our ability to lease newly developed and redeveloped properties. Any substantial unanticipated delays or expenses could adversely affect the investment returns from these redevelopment projects and harm our operating results.

Future acquisitions may not yield the returns expected, may result in disruptions to our business, may strain management resources and may result in stockholder dilution.

Our investing strategy and our market selection process may not ultimately be successful and may not provide positive returns on our investment. The acquisition of properties or portfolios of properties entails risks that include the following, any of which could adversely affect our results of operations and our ability to meet our obligations:

- we may not be able to identify suitable properties to acquire or may be unable to complete the acquisition of the properties we identify;
- we may not be able to integrate any acquisitions into our existing operations successfully;
- properties we acquire may fail to achieve within the time frames we project the occupancy or rental rates we project at the time we make the decision to acquire, which may result in the properties' failure to achieve the returns we projected;
- our pre-acquisition evaluation of the physical condition of each new investment may not detect certain defects or identify necessary repairs, which could significantly increase our total acquisition costs; and
- our investigation of a property or building prior to our acquisition, and any representations we may receive from the seller of such building or property, may fail to reveal various liabilities, which could reduce the cash flow from the property or increase our acquisition cost.

If we acquire a business, we will be required to integrate the operations, personnel and accounting and information systems of the acquired business and train, retain and motivate any key personnel from the acquired business. In addition, acquisitions of or investments in companies may cause disruptions in our operations and divert management's attention away from day-to-day operations, which could impair our relationships with our current tenants and employees. The issuance of equity or debt securities in connection with any acquisition or investment could be substantially dilutive to our stockholders.

Our ability to grow will be limited if we cannot obtain additional capital.

Our growth strategy is focused on the redevelopment of properties we already own and the acquisition and development of additional properties. We believe that it will be difficult to fund our expected growth with cash from operating activities because, in addition to other requirements, we are required to distribute to our stockholders at least 90% of our REIT taxable income (excluding net capital gains) each year to continue to qualify as a REIT for federal income tax purposes. As a result, we must rely primarily upon the availability of debt or equity capital, which may or may not be available on favorable terms or at all. The debt could include mortgage loans from third parties or the sale of debt securities. Equity capital could include shares of our common stock or preferred stock. We cannot guarantee that additional financing, refinancing or other capital will be available in the amounts we desire or on favorable terms. Our access to debt or equity capital depends on a number of factors, including the general availability of credit in the capital markets, the market's perception of our growth potential, our ability to pay dividends, our financial condition, our credit rating and our current and potential future earnings. Depending on the outcome of these factors, we could experience delay or difficulty in implementing our growth strategy on satisfactory terms, or we may be unable to implement this strategy at all.

Competition for the acquisition of assets and the leasing of properties may impede our ability to make, or may increase the cost of, these acquisitions and may impair our future income.

Numerous commercial developers and real estate companies compete with us in seeking tenants for our existing properties and properties for acquisition. This competition may:

- reduce properties available for acquisition;
- increase the cost of properties available for acquisition;
- reduce the rate of return on these properties;

- reduce rents payable to us;
- interfere with our ability to attract and retain tenants;
- lead to increased vacancy rates at our properties; and
- adversely affect our ability to minimize expenses of operation.

In addition, tenants and potential acquisition targets may find competitors to be more attractive because they may have greater resources, broader geographic diversity, may be willing to pay more or offer greater lease incentives or may have a more compatible operating philosophy. In particular, larger REITs may enjoy significant competitive advantages that result from, among other things, a lower cost of capital and enhanced operating efficiencies. These competitive factors may adversely affect our profitability, and our stockholders may experience a lower return on their investment.

We may be subjected to liability for environmental contamination which might have a material adverse impact on our financial condition and results of operations.

As an owner and operator of real estate and real estate-related facilities, we may be liable for the costs of removal or remediation of hazardous or toxic substances present at, on, under, in or released from our properties, as well as for governmental fines and damages for injuries to persons and property. We may be liable without regard to whether we knew of, or were responsible for, the environmental contamination and with respect to properties we have acquired, whether the contamination occurred before or after the acquisition. We have several properties in our portfolio that will require or are currently undergoing varying levels of environmental remediation. The presence of contamination or the failure to properly remediate contamination at any of our properties may adversely affect our ability to sell or lease those properties or to borrow funds by using those properties as collateral. The costs or liabilities could exceed the value of the affected real estate. Although we have environmental insurance policies covering most of our properties, there is no assurance that these policies will cover any or all of the potential losses or damages from environmental contamination; therefore, any liability, fine or damage could directly impact our financial results.

We may experience adverse consequences in the event we fail to qualify as a REIT.

Although we believe that we are organized and have operated so as to qualify as a REIT under the Internal Revenue Code since our REIT election in 1995, no assurance can be given that we have qualified or will remain so qualified. In addition, no assurance can be given that new legislation, regulations, administrative interpretations or court decisions will not significantly change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification.

Qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code for which not infrequently there are only limited judicial and administrative interpretations. These provisions include requirements concerning, among other things, the ownership of our outstanding common stock, the nature of our assets, the nature and sources of our income, and the amount of our distributions to our stockholders. The determination of various factual matters and circumstances not entirely within our control may affect our ability to qualify as a REIT. For example, in order to qualify as a REIT, at least 95% of our gross income in any year must be derived from qualifying sources. Satisfying this requirement could be difficult, for example, if defaults by tenants were to reduce the amount of income from qualifying rents. In addition, we must make distributions to stockholders aggregating annually at least 90% of our REIT taxable income, excluding net capital gains. Under new procedures adopted in 2008 and 2009, REITs are permitted to pay the distributions required to qualify as a REIT under the Code in their own stock, rather than cash, subject to certain limitations. To the extent we satisfy the 90% distribution requirement, but distribute less than 100% of our taxable income, we will be subject to federal corporate income tax on our undistributed income. In addition, we will incur a 4% nondeductible excise tax on the amount, if any, by which our distributions (or deemed distributions) in any year are less than the sum of 85% of our ordinary income for that year, 95% of our capital gain net earnings for that year and 100% of our undistributed taxable income from prior years. We intend to make distributions to our stockholders to comply with the distribution provisions of the Internal Revenue Code. Although we anticipate that our cash flows from operating activities will be sufficient to enable us to pay our operating expenses and meet distribution requirements, no assurance can be given in this regard. We may be required to borrow money or sell assets to distribute enough of our taxable income to satisfy the distribution requirement and to avoid corporate income tax.

If we fail to qualify as a REIT:

- we would not be allowed a deduction for distributions to stockholders in computing taxable income, and therefore our taxable income or alternative minimum taxable income so computed would be fully subject to the regular federal income tax or the federal alternative minimum tax;

- unless we are entitled to relief under specific statutory provisions, we could not elect to be taxed as a REIT again for the four taxable years following the year during which we were disqualified;

- we could be required to pay significant income taxes, which would substantially reduce the funds available for investment or for distribution to our stockholders for each year in which we failed or were not permitted to qualify; and
- the tax laws would no longer require us to pay any distributions to our stockholders.

We are subject to other tax liabilities.

Even if we qualify as a REIT, we are subject to some federal, state and local taxes on our income and property that could reduce operating cash flow. For example, we will pay tax on certain types of income that are not distributed, and will be subject to a 100% excise tax on transactions with a TRS that are not conducted on an arms-length basis. In addition, our TRSs are subject to foreign, federal, state and local taxes.

Our Chairman of the Board and his affiliates are beneficial owners of approximately 57.1% of our common stock and exercise significant control over our company and may delay, defer or prevent us from taking actions that would be beneficial to our other stockholders.

Chaim Katzman, the chairman of our board of directors and our largest stockholder, and his affiliates beneficially own approximately 57.1% of the outstanding shares of our common stock and, as a result of a stockholders' agreement with other of our stockholders, have voting power over almost 63.8% of our outstanding shares with respect to the election of directors. Accordingly, Mr. Katzman is able to exercise significant control over the outcome of substantially all matters required to be submitted to our stockholders for approval, including decisions relating to the election of our board of directors and the determination of our day-to-day corporate and management policies. In addition, Mr. Katzman is able to exercise significant control over the outcome of any proposed merger or consolidation of our company which, under our charter, requires the affirmative vote of the holders of a majority of the outstanding shares of our common stock. Mr. Katzman's ownership interest in our company may discourage third parties from seeking to acquire control of our company which may adversely affect the market price of our common stock.

Several of our controlling stockholders have pledged their shares of our stock as collateral under bank loans, foreclosure and disposition of which could have a negative impact on our stock price.

Several of our affiliated stockholders that beneficially own a significant interest in our company, including Gazit-Globe, Ltd. and related entities, have pledged a substantial portion of our stock that they own to secure loans made to them by commercial banks.

If a stockholder defaults on any of its obligations under these pledge agreements or the related loan documents, these banks may have the right to sell the pledged shares in one or more public or private sales that could cause our stock price to decline. Many of the occurrences that could result in a foreclosure of the pledged shares are out of our control and are unrelated to our operations. Some of the occurrences that may constitute such an event of default include:

- the stockholder's failure to make a payment of principal or interest when due;
- a reduction in the dividend we pay on our common stock;
- the occurrence of another default that would entitle any of the stockholder's other creditors to accelerate payment of any debts and obligations owed to them by the stockholder;
- if the bank, in its absolute discretion, deems that a change has occurred in the condition of the stockholder to which the bank has not given its prior written consent; and
- if, in the opinion of the bank, the value of the pledged shares shall be reduced or is likely to be reduced (for example, the price of our common stock declines).

In addition, because so many shares are pledged to secure loans, the occurrence of an event of default could result in a sale of pledged shares that would trigger a change of control of our company, even when such a change may not be in the best interests of our stockholders or may violate covenants of certain loan agreements.

To maintain our status as a REIT, we limit the amount of shares any one stockholder can own.

The Internal Revenue Code imposes certain limitations on the ownership of the stock of a REIT. For example, not more than 50% in value of our outstanding shares of capital stock may be owned, actually or constructively, by five or fewer individuals (as defined in the Code). To protect our REIT status, our charter prohibits any one stockholder from owning (actually or constructively) more than 9.9% in value of the outstanding shares of common stock or of any class or series of outstanding preferred stock. The constructive ownership rules are complex. Shares of our capital stock owned, actually or constructively, by a group of related individuals and/or entities may be treated as constructively owned by one of those individuals or entities. As a result, the acquisition of less than 9.9% in value of the outstanding common stock and/or a class or series of preferred stock (or the acquisition of an interest in an entity that owns common stock or preferred stock) by an individual or entity could cause that individual or entity (or another) to own constructively more than 9.9% in value of the outstanding stock. If that happened, either the transfer or ownership would be void or the shares would be transferred to a charitable trust and then sold to someone who can own those shares without violating the 9.9% ownership limit. Our board of directors may waive these restrictions on a case-by-case basis, and it has in the past done so, including for the affiliates of Chaim Katzman, our chairman of the board. The 9.9% ownership restrictions may delay, defer or prevent a transaction or a change of control that might involve a premium price for our common stock or otherwise be in the stockholders' best interest.

We cannot assure you we will continue to pay dividends at historical rates.

Our ability to continue to pay dividends on our common stock at historical rates or to increase our common stock dividend rate will depend on a number of factors, including, among others, the following:

- our financial condition and results of future operations;
- the performance of lease terms by tenants;
- the terms of our loan covenants; and
- our ability to acquire, finance, develop or redevelop and lease additional properties at attractive rates.

If we do not maintain or increase the dividend rate on our common stock, there could be an adverse effect on the market price of our common stock and debt securities. Conversely, the payment of dividends on our common stock may be subject to payment in full of the interest on debt we may owe.

Under newly adopted procedures of the Internal Revenue Service, REITs are permitted to pay the distributions required to qualify as a REIT under the Code in common stock for two years ended December 31, 2009 . If we were to pay all or a portion of our dividends in stock, there could be an adverse effect on the market price of our common stock.

Our organizational documents contain provisions which may discourage the takeover of our company, may make removal of our management more difficult and may depress our stock price.

Our organizational documents contain provisions that may have an anti-takeover effect and inhibit a change in our management. As a result, these provisions could prevent our stockholders from receiving a premium for their shares of common stock above the prevailing market prices. These provisions include:

- the REIT ownership limit described above;
- the ability to issue preferred stock with the powers, preferences or rights determined by our board of directors;
- special meetings of our stockholders may be called only by the chairman of the board, the chief executive officer, the president or by the board of directors;
- advance notice requirements for stockholder proposals;
- the absence of cumulative voting rights; and
- provisions relating to the removal of incumbent directors.

Finally, Maryland law also contains several statutes that restrict mergers and other business combinations with an interested stockholder or that may otherwise have the effect of preventing or delaying a change of control.

Changes in taxation of corporate dividends may adversely affect the value of our common stock.

The maximum marginal rate of tax payable by a domestic non-corporate taxpayer on a dividend received from a regular "C" corporation in a taxable year beginning before January 1, 2011 is 15%, as opposed to the marginal tax rates up to 35% that apply to ordinary income. The reduced tax rate, however, does not apply to dividends paid to domestic non-corporate taxpayers by a REIT, except for certain limited amounts. Although the distributed earnings of a REIT are generally subject to less total federal income tax than are the distributed earnings of a non-REIT "C" corporation which are distributed to stockholders net of corporate-level income tax, domestic non-corporate investors could view the stock of regular "C" corporations as more attractive relative to the stock of a REIT because the dividends from regular "C" corporations are taxed at a lower stated tax rate while distributions from REITs (other than distributions designated as capital gain dividends or returns of capital or the limited amounts of dividends that qualify for the 15% rate) are generally taxed at the same rate as the individual's other ordinary income. That result could continue to be the case if legislation were to extend the 15% tax rate to taxable years starting after December 31, 2010. No legislation, however, is currently pending in Congress to extend the 15% tax rate on dividends.

Foreign stockholders may be subject to U.S. federal income tax on gain recognized on a disposition of our common stock if we do not qualify as a "domestically controlled" REIT.

A foreign person disposing of a U.S. real property interest, including shares of a U.S. corporation whose assets consist principally of U.S. real property interests, is generally subject to U.S. federal income tax on any gain recognized on the disposition. This tax does not apply, however, to the disposition of stock in a REIT if the REIT is "domestically controlled." A REIT is domestically controlled if at all times during a specified testing period less than 50% in value of its stock was held directly or indirectly by non-U.S. persons. We cannot assure our stockholders that we will qualify as a domestically controlled REIT. If we were to fail to so qualify, gain recognized by a foreign stockholder on a disposition of our common stock would be subject to U.S. federal income tax unless our common stock was traded on an established securities market and the foreign stockholder did not at any time during a specified testing period directly or indirectly own more than 5% of our outstanding common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

Our portfolio consists primarily of grocery-anchored shopping centers and, at December 31, 2008, contained an aggregate of approximately 16.4 million square feet of gross leasable area, or GLA. Other than our leasehold interests in McAlpin Square shopping center located in Savannah, Georgia, Plaza Acadienne shopping center located in Eunice, Louisiana, and El Novillo shopping center located in Miami, Florida, all of our properties are owned in fee simple. In addition, some of our properties are subject to mortgages as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations – Mortgage Indebtedness."

The following table provides a brief description of our properties as of December 31, 2008:

Property	Year Built / Renovated	Total GLA Sq. Ft. at 12/31/08	Percent Leased	Average annual base rent per leased SF	Grocer Anchor	Other Anchors > 10,000 sq. ft.
ALABAMA (2)						
Madison Centre	1997	64,837	97.5%	$ 9.83	Publix	Rite Aid
Winchester Plaza	2006	78,544	93.6%	12.22	Publix	
TOTAL SHOPPING CENTERS ALABAMA (2)		**143,381**	**95.4%**	**$ 11.11**		
CONNECTICUT (1)						
Brookside Plaza	1985 / 2006	210,588	85.4%	$ 11.63	Shaw's	Bed Bath & Beyond / Walgreens / Staples
TOTAL SHOPPING CENTERS CONNECTICUT (1)		**210,588**	**85.4%**	**$ 11.63**		
FLORIDA (80)						
Orlando / Central Florida (10)						
Alafaya Commons	1987	126,333	95.5%	$ 14.11	Publix	
Alafaya Village	1986	38,118	85.2%	20.30		Metro Fitness (shadow)
Conway Crossing	2002	76,321	83.4%	11.52	Publix	
Eastwood, Shoppes of	1997	69,037	100.0%	12.28	Publix	
Hunter's Creek	1998	73,204	100.0%	13.85		Office Depot / Lifestyle Family Fitness
Kirkman Shoppes	1973	88,820	98.6%	18.05		Party America
Lake Mary Centre	1988 / 2001	339,084	95.5%	13.23	Albertsons	Kmart / Lifestyle Fitness Center / Office Depot
Park Promenade	1987 / 2000	128,848	82.0%	7.76		Beauty Depot / Orange County Library
Town & Country	1993	72,043	95.6%	8.36	Albertsons* (Ross Dress For Less)	
Unigold Shopping Center	1987	117,527	96.3%	11.72	Winn-Dixie	Lifestyle Family Fitness
Jacksonville / North Florida (8)						
Atlantic Village	1984	100,559	89.9%	11.07	Publix	Jo-Ann Fabric & Crafts
Beauclerc Village	1962 / 1988	70,429	92.1%	9.24		Big Lots / Goodwill / Bealls Outlet
Forest Village	2000	71,526	86.7%	10.76	Publix	
Ft. Caroline	1985 / 1995	74,546	87.0%	7.27	Winn-Dixie	Citi Trends
Medical & Merchants	1993	156,153	91.6%	13.20	Publix	Memorial Hospital
Middle Beach	1994	69,277	98.7%	9.75	Publix	
Oak Hill	1985 / 1997	78,492	94.3%	7.44	Publix	Beall's
South Beach**	1990 / 1991	303,048	96.7%	12.64		Beall's / Bed Bath & Beyond / Home Depot / Stein Mart/ Staples

Property	Year Built / Renovated	Total GLA Sq. Ft. at 12/31/08	Percent Leased	Average annual base rent per leased SF	Grocer Anchor	Other Anchors > 10,000 sq. ft.
Miami-Dade / Broward / Palm Beach (34)						
Bird Ludlum	1988 / 1998	192,282	96.3%	$ 16.88	Winn-Dixie	CVS Pharmacy / Bird Executive / Goodwill
Boca Village	1978	93,428	92.2%	16.13	Publix Greenwise	CVS Pharmacy
Boynton Plaza	1978 / 1999	99,324	93.8%	13.35	Publix	CVS Pharmacy
Bluffs Square	1986	132,395	90.2%	13.77	Publix	Walgreens
Chapel Trail	2007	56,378	97.2%	22.02		LA Fitness
Coral Reef Shopping Center	1968 / 1990	74,680	100.0%	19.40		Office Depot / Walgreen's
Countryside Shops	1986 / 1988 / 1991	179,561	99.3%	13.84	Publix	CVS Pharmacy / Stein Mart
Crossroads Square	1973	84,387	73.6%	17.90		CVS Pharmacy
CVS Plaza	2004	29,204	91.1%	17.35		CVS Pharmacy
El Novillo	1970 / 2000	10,000	100.0%	22.05		Jumbo Buffet
Greenwood	1982 / 1994	132,325	89.0%	12.73	Publix	Bealls Outlet
Jonathan's Landing	1997	26,820	68.3%	23.00	Publix (shadow)	
Lago Mar	1995	82,613	92.4%	14.14	Publix	
Lantana Village	1976 / 1999	181,780	95.5%	7.21	Winn-Dixie	Kmart / Rite Aid* (Family Dollar)
Meadows	1997	75,524	98.7%	13.92	Publix	
Oakbrook Square	1974 / 2000 / 2003	199,633	94.4%	14.56	Publix	Stein Mart / TJ Maxx / Home Goods / CVS / Basset Furniture / Duffy's
Oaktree Plaza	1985	23,745	82.0%	16.20		
Pine Island	1983 / 1999	254,907	93.4%	11.63	Publix	Home Depot Expo / Staples
Pine Ridge Square	1986 / 1998 / 1999	117,399	92.3%	14.73	Fresh Market	Bed Bath & Beyond / Nordic Interiors
Plaza Alegre	2003	91,611	96.1%	15.98	Publix	Goodwill
Point Royale	1970 / 2000	216,760	96.9%	7.42	Winn-Dixie	Best Buy
Prosperity Centre	1993	122,014	96.6%	18.06		Office Depot / CVS / Bed Bath & Beyond / TJ Maxx
Ridge Plaza	1984 / 1999	155,204	99.6%	11.49		AMC Theater / Kabooms / Wachovia* (United Collection) / Round Up/ Goodwill
Riverside Square	1987	104,241	84.3%	13.53	Publix	
Sawgrass Promenade	1982 / 1998	107,092	87.6%	11.58	Publix	Walgreens
Sheridan Plaza	1973 / 1991	504,495	95.8%	14.17	Publix	Kohl's / Ross / Bed Bath & Beyond / Office Depot / LA Fitness / USA Baby & Child Space / Assoc. in Neurology
Shoppes of Andros Isles	2000	79,420	91.2%	12.82	Publix	
Shoppes of Silverlakes	1995 / 1997	126,788	95.9%	17.69	Publix	
Shops at Skylake	1999 / 2005 / 2006	283,943	99.7%	16.13	Publix	TJMaxx / LA Fitness / Goodwill
Tamarac Town Square	1987	127,635	84.2%	11.26	Publix	Dollar Tree
Waterstone	2005	82,531	97.9%	15.06	Publix	Walgreens
West Lakes Plaza	1984 / 2000	100,747	100.0%	12.58	Winn-Dixie	Navarro Pharmacy
Westport Plaza	2002	49,533	100.0%	18.07	Publix	
Young Circle	1962 / 1997	65,834	93.6%	15.41	Publix	Walgreens

Property	Year Built / Renovated	Total GLA Sq. Ft. at 12/31/08	Percent Leased	Average annual base rent per leased SF	Grocer Anchor	Other Anchors > 10,000 sq. ft.
Florida Treasure / Northeast Coast (8)						
Cashmere Corners	2001	92,734	96.0%	$ 9.50	Albertsons	
New Smyrna Beach	1987	118,451	100.0%	11.57	Publix	Bealls Outlet
Old King Commons	1988	84,759	94.7%	8.61		Wal-Mart / Staples / Bealls Outlet
Ryanwood	1987	114,925	96.3%	11.33	Publix	Bealls Outlet / Books-A-Million
Salerno Village	1987	82,477	92.8%	10.72	Winn-Dixie	CVS Pharmacy
Shops at St. Lucie	2006	19,361	100.0%	22.87		
South Point Center	2003	64,790	90.3%	15.61	Publix	
Treasure Coast	1983	133,781	97.2%	11.63	Publix	TJ Maxx
Tampa / St. Petersburg / Venice / Cape Coral / Naples (20)						
Bay Pointe Plaza	1984 / 2002	103,986	95.6%	10.12	Publix	Bealls Outlet
Carrollwood	1970 / 2002	94,203	92.9%	13.32	Publix	Golf Locker
Charlotte Square	1980	96,188	82.3%	8.43	Publix* (American Signature Furniture)	Seafood Buffet
Chelsea Place	1992	81,144	96.5%	11.73	Publix	
Dolphin Village	1967/1990	138,129	75.5%	11.34	Publix	Dollar Tree / CVS
Lake St. Charles	1999	57,015	100.0%	9.78	Sweet Bay	
Lutz Lake	2002	64,985	95.8%	13.91	Publix	
Marco Town Center	2001	109,830	86.8%	17.71	Publix	
Mariners Crossing	1989 / 1999	97,812	91.9%	10.53	Sweet Bay	
Midpoint Center	2002	75,386	100.0%	12.24	Publix	
Pavilion	1982	167,745	90.3%	13.49	Publix	Pavilion 6 Theatre
Regency Crossing	1986 / 2001	85,864	81.6%	10.13	Publix	
Ross Plaza	1984 / 1996	90,826	95.3%	12.15		Ross Dress for Less / Deals
Seven Hills	1991	72,590	89.5%	10.64	Publix	
Shoppes of North Port	1991	84,705	96.1%	10.35	Publix	Bealls Outlet
Summerlin Square	1986 / 1998	109,156	77.0%	10.94	Winn-Dixie	Lee County Sheriff's Office
Sunpoint Shopping Center	1984	132,374	60.0%	9.11		Goodwill / Ozzie's Buffet / Big Lots
Venice Plaza	1971 / 1979 / 1999	132,345	98.7%	6.04	Sweet Bay	TJ Maxx / Blockbuster
Venice Shopping Center	1968 / 2000	109,801	92.7%	5.53	Publix	Beall's Outlet
Walden Woods	1985 / 1998 / 2003	75,874	93.1%	8.11		Dollar Tree / Aaron Rents / Dollar General
TOTAL SHOPPING CENTERS FLORIDA (80)		**9,008,834**	**92.9%**	**$ 12.66**		

Property	Year Built / Renovated	Total GLA Sq. Ft at 12/31/08	Percent Leased	Average annual base rent per leased SF	Grocer Anchor	Other Anchors > 10,000 sq. ft.
GEORGIA (24)						
Atlanta (20)						
BridgeMill	2000	89,102	94.3%	$ 15.45	Publix	
Buckhead Station	1996	233,930	89.7%	19.74		Bed Bath & Beyond / TJ Maxx / Old Navy / Toys R Us / DSW / Golfsmith / Ulta 3
Butler Creek	1990	95,597	93.5%	10.87	Kroger	
Chastain Square	1981 / 2001	91,637	98.7%	17.85	Publix	
Commerce Crossing	1988	100,668	62.4%	4.78	Ingles	Fred's Store
Douglas Commons	1988	97,027	96.0%	10.36	Kroger	
Fairview Oaks	1997	77,052	93.9%	11.24	Kroger	
Grassland Crossing	1996	90,906	97.3%	11.70	Kroger	
Hairston Center	2000	13,000	46.2%	14.66		
Hamilton Ridge	2002	90,996	83.6%	11.87	Kroger	
Mableton Crossing	1997	86,819	98.1%	10.70	Kroger	
Macland Pointe	1992-93	79,699	98.5%	10.14	Publix	
Market Place	1976	77,706	89.4%	12.40		Galaxy Cinema
Paulding Commons	1991	192,391	94.9%	8.02	Kroger	Kmart
Piedmont Peachtree Crossing	1978 / 1998	152,239	100.0%	17.02	Kroger	Cost Plus Store / Binders Art Supplies
Powers Ferry Plaza	1979 / 1987 / 1998	86,473	90.4%	9.89		Micro Center
Shops of Huntcrest	2003	97,040	92.8%	13.76	Publix	
Shops of Westridge	2006	66,297	85.2%	13.88	Publix	
Wesley Chapel	1989	170,792	63.7%	6.02	Ingles*	CVS Pharmacy / Corinthian College
Williamsburg @ Dunwoody	1983	44,928	100.0%	20.12		
Central / South Georgia (4)						
Daniel Village	1956 / 1997	171,932	94.2%	8.65	Bi-Lo	St. Joseph Home Health Care
McAlpin Square	1979	176,807	87.1%	8.00	Kroger	Big Lots / U.S Post Office
Spalding Village	1989	235,318	67.8%	7.99	Kroger	JC Penney* / Blockbuster / Fred's Store
Walton Plaza	1990	43,460	97.2%	10.24	Harris Teeter* (Omni Fitness)	
TOTAL SHOPPING CENTERS GEORGIA (24)		**2,661,816**	**87.8%**	**$ 11.75**		
LOUISIANA (14)						
Ambassador Row	1980 / 1991	193,978	69.7%	$ 10.25		Conn's Appliances / Big Lots / Chuck E Cheese
Ambassador Row Courtyard	1986 / 1991 / 2005	146,697	100.0%	10.19		Bed Bath & Beyond / Marshall's / Hancock Fabrics / United Training Academy / Tuesday Morning
Bluebonnet Village	1983	101,623	98.0%	11.87	Matherne's	Office Depot
Boulevard	1976 / 1994	68,012	98.4%	8.71		Piccadilly / Harbor Freight Tools / Golfballs.com
Country Club Plaza	1982 / 1994	64,686	95.2%	6.51	Winn-Dixie	
Crossing	1988 / 1993	114,806	99.0%	5.87	Save A Center	A-1 Home Appliance / Piccadilly

Property	Year Built / Renovated	Total GLA Sq. Ft. at 12/31/08	Percent Leased	Average annual base rent per leased SF	Grocer Anchor	Other Anchors > 10,000 sq. ft.
Elmwood Oaks	1989	133,995	100.0%	$ 9.91		Academy Sports / Dollar Tree / Home Décor
Grand Marche (ground lease)	1969	200,585	100.0%	NA		Grand Marche
Plaza Acadienne	1980	105,419	54.2%	4.24	Super 1 Store	Fred's Store
Sherwood South	1972 / 1988 / 1992	77,107	86.0%	6.24		Burke's Outlet / Harbor Freight Tools / Fred's Store
Siegen Village	1988	170,416	98.7%	8.88		Office Depot / Big Lots / Dollar Tree / Stage / Party City
Tarpon Heights	1982	56,605	72.9%	4.72		Stage / Dollar General
Village at Northshore	1988	144,638	98.9%	8.69		Marshalls / Dollar Tree / Kirschman's* / Bed Bath & Beyond / Office Depot
Wal-Mart Mathews	1985	54,223	100.0%	2.90		Wal-Mart*
TOTAL SHOPPING CENTERS LOUISIANA (14)		**1,632,790**	**91.2%**	**$ 8.38**		
MASSACHUSETTS (7)						
Cambridge Star Market	1953 / 1997	66,108	100.0%	$ 26.89	Star Market	
Medford Shaw's Supermarket	1995	62,656	100.0%	23.94	Shaw's	
Plymouth Shaw's Supermarket	1993	59,726	100.0%	17.77	Shaw's	
Quincy Star Market	1965 / 1995	100,741	100.0%	17.36	Star Market	
Swampscott Whole Foods	1967 / 2005	35,907	100.0%	22.89	Whole Foods	
Webster Plaza	1963 / 1998	199,425	100.0%	7.99	Shaw's	K Mart / Family Dollar / Dollar Tree
West Roxbury Shaw's Plaza	1973 / 1995 / 2006	76,316	90.6%	23.16	Shaw's	
TOTAL SHOPPING CENTERS MASSACHUSETTS (7)		**600,879**	**98.8%**	**$ 17.02**		
MISSISSIPPI (1)						
Shipyard Plaza	1987	66,857	100.0%	$ 7.18		Big Lots / Buffalo Wild Wings
TOTAL SHOPPING CENTERS MISSISSIPPI (1)		**66,857**	**100.0%**	**$ 7.18**		
NORTH CAROLINA (9)						
Centre Pointe Plaza	1989	163,642	95.6%	$ 6.59		Belk's / Goody's / Dollar Tree / Aaron Rents
Chestnut Square	1985 / 2008	34,260	100.0%	15.55		Walgreens
Galleria	1986 / 1990	92,114	90.6%	10.46	Harris Teeter*	
Parkwest Crossing	1990	85,602	93.0%	10.37	Food Lion	
Riverview Shopping Center	1973 / 1995	128,498	95.7%	7.99	Kroger	Upchurch Drugs / Riverview Galleries
Salisbury Marketplace	1987	79,732	75.4%	10.94	Food Lion	
Stanley Market Place	2007	53,228	93.4%	9.83	Food Lion	Family Dollar
Thomasville Commons	1991	148,754	96.2%	5.80	Ingles	Kmart
Willowdaile Shopping Center	1986	143,601	94.3%	8.52	Harris Teeter	Hall of Fitness
TOTAL SHOPPING CENTERS NORTH CAROLINA (9)		**929,431**	**93.1%**	**$ 8.52**		

Property	Year Built / Renovated	Total GLA Sq. Ft. at 12/31/08	Percent Leased	Average annual base rent per leased SF	Grocer Anchor	Other Anchors > 10,000 sq. ft.
SOUTH CAROLINA (7)						
Belfair Towne Village	2000 / 2003 / 2006	166,639	98.2%	$ 13.79	Kroger	Stein Mart
Lancaster Plaza	1971 / 1990	77,400	64.9%	3.13	Bi-Lo	Tractor Supply
Lancaster Shopping Center	1963 / 1987	29,047	100.0%	2.11		Sweet Union Furniture
Milestone Plaza	1995	96,121	91.3%	15.62	Bi-Lo	
North Village Center	1984	60,356	89.2%	8.73	Bi-Lo	Dollar General / Gold's Gym
Windy Hill	1968 / 1988 / 2006	68,465	98.2%	6.38		Rose's Store / Family Dollar Store
Woodruff	1995	68,055	100.0%	10.63	Publix	
TOTAL SHOPPING CENTERS SOUTH CAROLINA (7)		**566,083**	**91.8%**	**$ 10.52**		
VIRGINIA (1)						
Smyth Valley Crossing	1989	126,841	100.0%	$ 6.05	Ingles	Wal-Mart
TOTAL SHOPPING CENTERS VIRGINIA (1)		**126,841**	**100.0%**	**$ 6.05**		
TOTAL CORE SHOPPING CENTER PORTFOLIO (146)		**15,947,500**	**92.1%**	**$ 11.88**		
OTHER PROPERTIES (6)						
4101 South I-85 Industrial	1956 / 1963	188,513	38.0%			
Banco Popular Office Building	1971	32,737	90.8%			
Laurel Walk Apartments	1985	106,480	96.0%			
Mandarin Mini-Storage	1982	52,300	83.6%			
Prosperity Office Building	1972	3,200	0.0%			
Providence Square	1973	85,930	28.5%			
TOTAL OTHER PROPERTIES (6)		**469,160**	**55.9%**			
TOTAL EXCLUDING DEVELOPMENTS, REDEVELOPMENTS & LAND (15:		**16,416,660**	**91.0%**			
DEVELOPMENTS, REDEVELOPMENTS & LAND (8)						
Developments (3)						
Redevelopments (1)						
Land Held for Development (4)						
TOTAL CONSOLIDATED - 160 Properties						

Most of our leases provide for the monthly payment in advance of fixed minimum rentals, the tenants' pro rata share of ad valorem taxes, insurance (including fire and extended coverage, rent insurance and liability insurance) and common area maintenance for the property. They may also provide for the payment of additional rentals based on a percentage of the tenants' sales. Utilities are generally paid directly by tenants except where common metering exists with respect to a property. In this case, we make the payments for the utilities and are reimbursed by the tenants on a monthly basis. Generally, our leases prohibit the tenant from assigning or subletting its space. They also require the tenant to use its space for the purpose designated in its lease agreement and to operate its business on a continuous basis. Some of the lease agreements with major or national or regional tenants contain modifications of these basic provisions in view of the financial condition, stability or desirability of those tenants. Where a tenant is granted the right to assign its space, the lease agreement generally provides that the original lessee will remain liable for the payment of the lease obligations under that lease agreement.

Major Tenants

The following table sets forth as of December 31, 2008 the gross leasable area, or GLA, of our existing properties leased to tenants in our core shopping center portfolio:

	Supermarket Anchor Tenants (1)	Other Anchor Tenants (1)	Non-anchor Tenants	Total
Leased GLA (sq. ft.)	4,799,203	4,830,947	5,053,171	14,683,321
Percentage of Total Leased GLA	32.7%	32.9%	34.4%	100.0%

(1) We define anchor tenants as tenants occupying a space consisting of 10,000 square feet or more of GLA.

The following table sets forth as of December 31, 2008 the annual minimum rent at expiration attributable to tenants in our core shopping center portfolio:

	Supermarket Anchor Tenants	Other Anchor Tenants	Non-anchor Tenants	Total
Annual Minimum Rent ("AMR")	$ 42,795,146	$ 43,971,581	$ 94,996,057	$ 181,762,784
Percentage of Total AMR	23.5%	24.2%	52.3%	100.0%

The following table sets forth as of December 31, 2008 information regarding leases with the ten largest tenants in our core shopping center portfolio:

Tenant	Number of Leases	GLA (square feet)	Percent of Total GLA	Annualized Minimum Rent at 12/31/08	Percent of Aggregate Annualized Minimum Rent	Average Annual Minimum Rent per Square Foot
Publix	52	2,303,366	14.4%	$ 18,073,072	10.5%	$ 7.85
Supervalu	7	458,273	2.9%	8,302,236	4.8%	18.12
Kroger	12	679,082	4.3%	5,379,703	3.1%	7.92
Bed Bath & Beyond	8	261,332	1.6%	3,049,214	1.8%	11.67
Winn Dixie	9	398,128	2.5%	2,892,815	1.7%	7.27
LA Fitness	3	144,307	0.9%	2,517,941	1.5%	17.45
CVS Pharmacy	13	143,460	0.9%	2,237,735	1.3%	15.60
TJ Maxx Companies	8	248,658	1.6%	2,227,042	1.3%	8.96
Blockbuster	21	110,669	0.7%	2,206,459	1.3%	19.94
Office Depot	7	179,837	1.1%	2,062,123	1.2%	11.47
Total top ten tenants	**140**	**4,927,112**	**30.9%**	**$ 48,948,340**	**28.5%**	**$ 9.93**

Lease Expirations

The following tables sets forth as of December 31, 2008 the anticipated expirations of tenant leases in our core shopping center portfolio for each year from 2009 through 2017 and thereafter:

ALL TENANTS

Year	Number of Leases	GLA (square feet)	Percent of Total GLA	Annualized Minimum Rent at Expiration	Percent of Aggregate Annualized Minimum Rent at Expiration	Average Annual Minimum Rent per Square Foot at Expiration
M-T-M	78	171,589	1.1%	$ 2,441,571	1.3%	$ 14.23
2009	554	1,699,119	10.6%	21,889,429	12.0%	12.88
2010	518	1,996,561	12.5%	23,559,388	13.0%	11.80
2011	489	2,130,491	13.4%	26,923,186	14.8%	12.64
2012	317	1,702,848	10.7%	19,946,815	11.0%	11.71
2013	297	1,525,349	9.6%	20,398,622	11.2%	13.37
2014	90	982,811	6.2%	8,996,094	5.0%	9.15
2015	33	353,140	2.2%	4,115,870	2.3%	11.66
2016	36	921,311	5.8%	14,019,445	7.7%	15.22
2017	27	495,943	3.1%	6,332,535	3.5%	12.77
Thereafter	122	2,704,159	16.9%	33,139,829	18.2%	12.26
Sub-total/Average	2,561	14,683,321	92.1%	$ 181,762,784	100.0%	$ 12.38
Vacant	473	1,264,179	7.9%	NA	NA	NA
Total/Average	**3,034**	**15,947,500**	**100.0%**	**$ 181,762,784**	**100.0%**	**NA**

ANCHOR TENANTS > 10,000 SF

Year	Number of Leases	GLA (square feet)	Percent of Total GLA	Annualized Minimum Rent at Expiration	Percent of Aggregate Annualized Minimum Rent at Expiration	Average Annual Minimum Rent per Square Foot at Expiration
M-T-M	2	23,928	0.2%	$ 138,312	0.2%	$ 5.78
2009	32	800,824	8.0%	6,228,780	7.2%	7.78
2010	35	992,554	9.9%	5,916,501	6.8%	5.96
2011	41	1,162,463	11.6%	8,804,526	10.1%	7.57
2012	30	1,037,287	10.4%	6,800,184	7.8%	6.56
2013	27	868,553	8.7%	6,523,778	7.5%	7.51
2014	18	689,361	6.9%	4,478,259	5.2%	6.50
2015	9	277,831	2.8%	2,328,013	2.7%	8.38
2016	16	833,255	8.3%	12,215,738	14.1%	14.66
2017	11	413,474	4.1%	4,591,709	5.3%	11.11
Thereafter	65	2,530,620	25.4%	28,740,927	33.1%	11.36
Sub-total/Average	286	9,630,150	96.3%	$ 86,766,727	100.0%	$ 9.01
Vacant	14	369,555	3.7%	NA	NA	NA
Total/Average	**300**	**9,999,705**	**100.0%**	**$ 86,766,727**	**100.0%**	**NA**

SHOP TENANTS < 10,000 SF

Year	Number of Leases	GLA (square feet)	Percent of Total GLA	Annualized Minimum Rent at Expiration	Percent of Aggregate Annualized Minimum Rent at Expiration	Average Annual Minimum Rent per Square Foot at Expiration
M-T-M	76	147,661	2.5%	$ 2,303,259	2.4%	$ 15.60
2009	522	898,295	15.1%	15,660,649	16.5%	17.43
2010	483	1,004,007	16.9%	17,642,887	18.6%	17.57
2011	448	968,028	16.3%	18,118,660	19.1%	18.72
2012	287	665,561	11.2%	13,146,631	13.8%	19.75
2013	270	656,796	11.0%	13,874,845	14.6%	21.13
2014	72	293,450	4.9%	4,517,835	4.8%	15.40
2015	24	75,309	1.3%	1,787,857	1.9%	23.74
2016	20	88,056	1.5%	1,803,706	1.9%	20.48
2017	16	82,469	1.4%	1,740,826	1.8%	21.11
Thereafter	57	173,539	2.9%	4,398,902	4.6%	25.35
Sub-total/Average	2,275	5,053,171	85.0%	$ 94,996,057	100.0%	$ 18.80
Vacant	459	894,624	15.0%	NA	NA	NA
Total/Average	**2,734**	**5,947,795**	**100.0%**	**$ 94,996,057**	**100.0%**	**NA**

We may incur substantial expenditures in connection with the re-leasing of our retail space, principally in the form of landlord work, tenant improvements and leasing commissions. The amounts of these expenditures can vary significantly, depending on negotiations with tenants and the willingness of tenants to pay higher base rents over the terms of the leases. We also incur expenditures for certain recurring or periodic capital expenses required to keep our properties competitive.

Insurance

Our tenants are generally responsible under their leases for providing adequate insurance on the spaces they lease. We believe that our properties are covered by adequate liability, property, flood and environmental, and where necessary, hurricane and windstorm insurance coverage all provided by reputable companies. However, most of our insurance policies contain deductible or self-retention provisions requiring us to share some of any resulting losses. In addition, most all of our policies contain limits beyond which we have no coverage.

ITEM 3. LEGAL PROCEEDINGS

Neither we nor our properties are subject to any litigation which we believe will have a material adverse affect on our business, financial condition, results of operations or cash flows. Furthermore, to the best of our knowledge, there is no litigation threatened against us or any of our properties, other than routine litigation and administrative proceedings arising in the ordinary course of business, which collectively are not expected to have a material adverse effect on our business, financial condition, results of operations or cash flows.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted for stockholder vote during the fourth quarter of 2008.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Dividends

Our common stock began trading on the New York Stock Exchange, or NYSE, on May 18, 1998, under the symbol "EQY." On February 16, 2009, we had 1,526 stockholders of record representing 13,757 beneficial owners. The following table sets forth for the periods indicated the high and low sale prices as reported by the NYSE and the distributions declared by us:

	High	Low	Distributions Declared
First Quarter, 2008	$ 24.55	$ 20.66	$ 0.30
Second Quarter, 2008	$ 26.44	$ 20.46	$ 0.30
Third Quarter, 2008	$ 23.43	$ 19.01	$ 0.30
Fourth Quarter, 2008	$ 20.42	$ 10.43	$ 0.30
First Quarter, 2007	$ 28.76	$ 25.52	$ 0.30
Second Quarter, 2007	$ 29.30	$ 25.55	$ 0.30
Third Quarter, 2007	$ 28.09	$ 22.77	$ 0.30
Fourth Quarter, 2007	$ 28.68	$ 21.49	$ 0.30

Dividends paid during 2008 and 2007 totaled $89.6 million and $88.6 million, respectively. Future declarations of dividends will be made at the discretion of our board of directors and will depend upon our earnings, financial condition and such other factors as our board of directors deems relevant. In order to qualify for the beneficial tax treatment accorded to real estate investment trusts under the Internal Revenue Code of 1986, or the Code, we are currently required to make distributions to holders of our shares in an amount equal to at least 90% of our "real estate investment trust taxable income," as defined in Section 857 of the Code.

Performance Graph

The following graph compares the cumulative total return of our common stock with the Russell 2000 Index, the NAREIT All Equity Index and SNL Shopping Center REITs, an index of approximately 20 publicly-traded REITS that primarily own and operate shopping centers, each as provided by SNL Securities L.C., from December 31, 2003 until December 31, 2008. The SNL Shopping Center REIT index is compiled by SNL Securities L.C. and includes our common stock and securities of many of our competitors. The graph assumes that $100 was invested on December 31, 2003 in our common stock, the Russell 2000 Index, the NAREIT All Equity REIT Index and SNL Shopping Center REITs, and that all dividends were reinvested. The lines represent semi-annual index levels derived from compounded daily returns. The indices are re-weighted daily, using the market capitalization on the previous tracking day. If the semi-annual interval is not a trading day, the preceding trading day is used.

The performance graph shall not be deemed incorporated by reference by any general statement incorporating by reference this annual report into any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934 except to the extent we specifically incorporate this information by reference, and shall not otherwise be deemed filed under such acts.


Equity One, Inc.
Total Return Performance
225
200
175
150
125
100
75
50
Index Value
Equity One, Inc.
Russell 2000
NAREIT All Equity REIT Index
SNL REIT Retail Shopping Ctr
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08

Index			*Period Ending*			
	12/31/03	**12/31/04**	**12/31/05**	**12/31/06**	**12/31/07**	**12/31/08**
Equity One, Inc.	100.00	148.97	152.81	194.04	175.74	143.26
Russell 2000	100.00	118.33	123.72	146.44	144.15	95.44
NAREIT All Equity REIT Index	100.00	131.58	147.58	199.32	168.05	104.65
SNL REIT Retail Shopping Ctr	100.00	135.86	148.26	199.56	164.30	98.92

Issuer Purchases Of Equity Securities

No equity securities were purchased by us during 2008.

Equity Compensation Plan Information

Information regarding equity compensation plans is presented in Item 12 of this annual report and incorporated herein by reference.

ITEM 6. SELECTED FINANCIAL DATA

The following table includes selected consolidated financial data set forth as of and for each of the five years in the period ended December 31, 2008. The balance sheet data at December 31, 2008 and 2007, and the statement of operations data for the years ended December 31, 2008, 2007 and 2006, have been derived from the Consolidated Financial Statements included in this Form 10-K. This selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our Consolidated Financial Statements and the related notes included in Items 7 and 8, respectively, of this Form 10-K.

	Years Ended December 31,				
	2008	2007	2006	2005	2004
	(in thousands other than per share, percentage and ratio data)				
Statement of Operations Data: [1]					
Total revenue	$ 239,029	$ 246,109	$ 224,937	$ 202,322	$ 179,342
Property operating expenses	64,384	62,755	59,391	48,036	42,048
Rental property depreciation and amortization	45,527	45,989	40,206	33,372	28,561
General and administrative expenses	31,957	28,200	31,905	20,290	19,097
Total operating expenses	141,868	136,944	131,502	101,698	89,706
Interest expense	(60,851)	(66,520)	(53,732)	(47,050)	(40,722)
Amortization of deferred financing fees	(1,629)	(1,678)	(1,484)	(1,448)	(1,329)
Other income (expense), net	32,949	9,366	12,180	(3,641)	(19,745)
Minority interest	(112)	(112)	(206)	(188)	(689)
Gain on extinguishment of debt	6,473	-	251	-	-
Impairment loss	(37,543)	(430)	-	-	-
(Provision) benefit for income taxes	(1,015)	272	-	-	-
Income from continuing operations	$ 35,433	$ 50,063	$ 50,444	$ 48,297	$ 27,151
Net income	$ 35,008	$ 69,385	$ 176,955	$ 92,741	$ 97,804
Basic earnings per share:					
Income from continuing operations	$ 0.48	$ 0.68	$ 0.68	$ 0.65	$ 0.39
Net income	$ 0.47	$ 0.95	$ 2.40	$ 1.26	$ 1.39
Diluted earnings per share:					
Income from continuing operations	$ 0.48	$ 0.68	$ 0.68	$ 0.65	$ 0.38
Net income	$ 0.47	$ 0.95	$ 2.38	$ 1.24	$ 1.37
Balance Sheet Data:					
Total rental properties, net of accumulated depreciation	$ 1,704,362	$ 1,875,342	$ 1,752,018	$ 1,896,505	$ 1,873,687
Total assets	2,036,263	2,174,384	2,069,775	2,059,881	1,992,292
Mortgage notes payable	371,077	397,112	391,647	446,925	495,056
Total liabilities [2]	1,125,776	1,257,463	1,143,108	1,085,727	1,059,507
Minority interest	989	989	989	1,425	1,397
Shareholders' equity	909,498	915,932	925,678	972,729	931,388
Other Data:					
Funds from operations[3]	$ 60,489	$ 98,409	$ 110,311	$ 124,836	$ 113,663
Cash flows from:					
Operating activities	86,631	107,016	94,643	117,192	113,110
Investing activities	51,306	(104,602)	114,813	(82,371)	(244,851)
Financing activities	(133,895)	(1,101)	(209,558)	(39,841)	135,897
GLA (square feet) at end of period	16,417	17,548	18,353	19,699	19,914
Occupancy of core shopping center portfolio at end of period	92.1%	93.2%	95.0%	93.0%	95.0%

(1) Reclassified to reflect the reporting of discontinued operations.

(2) Amounts have been reclassified to conform to the 2008 presentation.

(3) We believe Funds from Operations ("FFO") (when combined with the primary GAAP presentations) is a useful supplemental measure of our operating performance that is a recognized metric used extensively by the real estate industry and, in particular, REITs. The National Association of Real Estate Investment Trusts ("NAREIT") stated in its April 2002 White Paper on Funds from Operations, "Historical cost accounting for real estate assets implicitly assumes that the value of real estate assets diminish predictably over time. Since real estate values instead have historically risen or fallen with

market conditions, many industry investors have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves."

FFO, as defined by NAREIT, is "net income (computed in accordance with GAAP), excluding gains (or losses) from sales of depreciable real property, plus depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures". It states further that "adjustments for unconsolidated partnerships and joint ventures will be calculated to reflect funds from operations on the same basis." We believe that financial analysts, investors and stockholders are better served by the clearer presentation of comparable period operating results generated from our FFO measure. Our method of calculating FFO may be different from methods used by other REITs and, accordingly, may not be comparable to such other REITs.

FFO is presented to assist investors in analyzing our operating performance. FFO (i) does not represent cash flow from operations as defined by GAAP, (ii) is not indicative of cash available to fund all cash flow needs, including the ability to make distributions, (iii) is not an alternative to cash flow as a measure of liquidity, and (iv) should not be considered as an alternative to net income (which is determined in accordance with GAAP) for purposes of evaluating our operating performance.

The following table illustrates the calculation of FFO for each of the five years in the period ended December 31, 2008:

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(In thousands)				
Net income	$ 35,008	$ 69,385	$ 176,955	$ 92,741	$ 97,804
Adjustments:					
Rental property depreciation and amortization, including discontinued operations	45,586	47,514	44,791	43,445	37,215
Gain on disposal of depreciable real estate	(21,027)	(18,885)	(112,995)	(11,460)	(22,176)
Minority interest	112	112	206	110	623
Loss on sale of fixed assets	-	283	-	-	-
Other Items:					
Pro rata share of real estate depreciation from unconsolidated joint ventures	810	-	1,354	-	197
Funds from operations	**$ 60,489**	**$ 98,409**	**$ 110,311**	**$ 124,836**	**$ 113,663**

The following table reflects the reconciliation of FFO per diluted share to earnings per diluted share, the most directly comparable GAAP measure, for the periods presented:

	Year Ended December 31,				
	2008	2007	2006	2005	2004
	(In thousands)				
Earnings per diluted share*	$ 0.47	$ 0.95	$ 2.38	$ 1.24	$ 1.37
Adjustments:					
Rental property depreciation and amortization, including discontinued operations	0.61	0.65	0.60	0.58	0.52
Gain on disposal of depreciable real estate	(0.28)	(0.26)	(1.52)	(0.15)	(0.31)
Other items:					
Pro rata share of real estate depreciation from unconsolidated joint ventures	0.01	-	0.02	-	-
Funds from operations per diluted share	**$ 0.81**	**$ 1.34**	**$ 1.48**	**$ 1.67**	**$ 1.58**

* *Earnings per diluted share reflect the add-back of interest on convertible partnership units and the minority interests in earnings of consolidated subsidiaries which are convertible to shares of our common stock.*

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following should be read in conjunction with our consolidated financial statements, including the notes thereto, appearing in "Item 8. Financial Statements and Supplementary Data" of this annual report.

Overview

We are a real estate investment trust, or REIT, that principally owns, manages, acquires and develops neighborhood and community shopping centers. We were organized as a Maryland corporation in 1992, completed our initial public offering in May 1998, and have elected to be taxed as a REIT since 1995. Our primary objective is to maximize stockholder value by generating sustainable cash flow growth and increasing the value of our real estate assets. To achieve our objective, we lease and manage our shopping centers primarily with experienced, in-house personnel. We acquire neighborhood or community shopping centers that either have leading anchor tenants or contain a mix of tenants which reflect the shopping needs of the communities they serve. We also develop and redevelop shopping centers on a tenant-driven basis, leveraging either existing tenant relationships or geographic and demographic knowledge while seeking to minimize risks associated with land development.

As of December 31, 2008, our property portfolio comprises 160 properties, including 146 shopping centers consisting of approximately 16.0 million square feet of gross leasable area ("GLA"), four development/redevelopment properties, six non-retail properties and four parcels of land. As of December 31, 2008, our core portfolio was 92.1% leased and included national, regional and local tenants. We currently own a 10% interest in GRI-EQY I, LLC, a joint venture which owns ten neighborhood shopping centers totaling approximately 1.4 million square feet of GLA as of December 31, 2008. In total, the GRI joint venture's properties were 97.3% leased at December 31, 2008. Additionally, we own a 20% interest in G&I VI Investment South Florida Portfolio, LLC, a joint venture which owns one office building and two neighborhood shopping centers totaling approximately 503,000 square feet of GLA as of December 31, 2008. In total, this venture's properties were 67.6% leased at December 31, 2008.

During 2008, our business felt the effects of the softening economic environment and extended turmoil in the U.S credit markets. Buyers and sellers of real estate assets have faced a constrained financial market that has made completing transactions more difficult. A consumer-led economic slowdown has had a meaningful impact on most retailers, causing some companies, both national and local, to cease operations or declare bankruptcy. While the economic conditions have had an effect in most of our markets, certain markets, such as South Florida, have experienced a disproportionate economic slowdown due to housing price declines and other regional factors. Due to these difficult conditions, our development program has slowed and is focusing on higher return projects with the least amount of capital requirements. Management responded to the prevailing market conditions and lower levels of development and acquisition activity by reducing our workforce by 10% during the three months ended December 31, 2008.

These macro-trends have made it more difficult for us to achieve our objectives of growing our business through internal rent increases, re-cycling capital from lower-tier assets into higher quality properties, and growing our asset management business. As an example, lower occupancy resulting from tenants ceasing operations has had an impact on our rental revenue and expense recoveries, thereby negatively affecting our year over year operating results.

Operating Strategies. We derive substantially all of our revenue from tenants under existing leases at our properties. Due to the difficult leasing environment in 2008, our operating strategy centered on maximizing occupancy while continuing to increase rents. In 2008, this strategy resulted in:

- an increase in the average rental rate of 8.9% to $17.28 per square foot on 349 lease renewals aggregating approximately 757,522 square feet;
- 193 additional new leases totaling 496,552 square feet at an average rental rate of $17.27 per square foot on same site basis; and
- a decrease in economic occupancy for our core shopping center portfolio of 1.10% as compared to 2007.

In the long-term, our operating revenues are dependent on the continued occupancy of our properties, the rents that we are able to charge to our tenants and the ability of these tenants to make their rental payments. The main long-term threat to our business is our dependence on the viability of our anchor and other tenants. We believe, however, that our general operating risks are mitigated by concentrating on high-density neighborhoods in major metropolitan areas, leasing to strong tenants in the markets in which we own properties and maintaining a diverse tenant mix.

Investment Strategies. Our investment strategy is to deploy capital in projects that generate attractive, risk-adjusted returns and, at the same time, to sell assets that no longer meet our investment criteria. In 2008, this strategy resulted in:

- the sale of nine community shopping center properties and one out parcel to the GRI joint venture for an aggregate gross sales price of $201.2 million which generated an aggregate gain of approximately $21.6 million;
- the sale of one community shopping center located in Carrollton, Texas for a consideration of $2.8 million resulting in a loss of $557,000;
- the purchase of short-term debt securities for an aggregate purchase price of approximately $132.7 million;
- the completion of one redevelopment project for approximately $4.2 million located in North Carolina; and
- the investment in two new joint ventures, including GRI, owning commercial and retail properties totaling $14.2 million.

Capital Strategy. Our business during 2008 was financed using our revolving lines of credit, proceeds from the sale of properties to joint ventures and third parties, the issuance of equity and new mortgages. Specifically, in 2008, our capital strategy resulted in:

- the acquisition of approximately $88.0 million principal amount of our senior notes, at a discount, resulting in a net gain on early extinguishment of debt of approximately $6.4 million;
- the issuance of $54.7 million in equity;
- the prepayment of $36.9 million of certain mortgage notes;
- the completion of a $65.0 million loan transaction secured by a mortgage on one of our larger properties; and
- the amendment and restatement of our credit agreement with a syndicate of banks to provide for a $227.0 million unsecured revolving credit facility, maturing October 2011, that replaced a facility that would have expired in January 2009.

At December 31, 2008, the outstanding balances on our lines of credit aggregated $35.5 million, with $193.7 million of availability under those facilities subject to covenants that may restrict our use of additional borrowings. Although we have enjoyed a low interest rate environment and open access to capital markets in recent years, a tightening of the credit markets has had an adverse effect on the availability of capital and the cost of our borrowings. At this time, it is very difficult to project the extent to which credit will be available at a reasonable cost for our business.

2009 Outlook. We expect the current recession to continue to affect our business in 2009. Decreases in retail sales are straining many of our tenants, particularly those tenants that sell goods or provide services that tend to be more discretionary than necessity-oriented in nature. As a result, some tenants may no longer be able to afford their current rent or may not be able to continue in business at all. We anticipate addressing these challenges by undertaking intensive leasing efforts, negotiating reductions in certain recoverable expenses from our vendors, and making case-by-case assessments regarding the financial and operating strength of our tenants. We believe that the fact that 72.6% of our centers are grocery-anchored serves as a competitive advantage because supermarket sales have not been as affected as the sales of many other classes of retailers, and our supermarkets continue to draw traffic to these centers.

We also expect current credit market constraints to limit our debt financing options compared to the options available to us in recent years. While availability under our existing unsecured revolving line of credit provides sufficient capital to address our near-term debt maturities, our ability to raise new capital at an attractive cost through the issuance of debt and equity securities, the placement of mortgage financings, or the sale of assets will determine our capacity to invest in a manner that provides growing returns for our shareholders.

As a result of credit constraints and less retailer demand for new stores, our acquisition and development activities have slowed. In the fourth quarter of 2008, we implemented a reduction in workforce to streamline our organization given the current economic environment. In addition, certain of our executives voluntarily agreed to reduce their base compensation in 2009. Our focus remains on reducing overhead costs throughout our organization, although contractual agreements that are in force in many instances limit our ability to do so.

We expect to continue to market non-core properties for sale in 2009. We also expect to market certain properties where we would like to retain a continuing interest to potential institutional joint venture partners. However, the volume of commercial real estate transactions has slowed over the last year, and it may be difficult to sell properties at prices that we deem appropriate.

Following the end of the year, we entered into a Stock Exchange Agreement pursuant to which we acquired approximately 1.2 million ordinary shares of DIM Vastgoed N.V., or DIM. Under this agreement, we issued 866,373 shares of our common stock as payment for these initial shares and obtained voting rights with respect to an additional 766,573 ordinary shares of DIM, which we have agreed to buy, subject to the satisfaction of certain conditions, on or before January 1, 2011 for additional shares of our stock or cash. As a result of the initial exchange and the voting rights agreement, we have voting control over approximately 74.6% of DIM's outstanding ordinary shares, including the approximately 4.0 million DIM shares we owned prior to year-end and excluding treasury shares. Given our increased stake in DIM, we are working with its existing management to reduce costs, improve operations and address certain financing and other needs. Based on our current assumption that we will demonstrate control over DIM as of the first quarter of 2009, we anticipate consolidating the financial results and balance sheet of DIM into our financial statements at such time.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, which we refer to as GAAP, requires management to make estimates and assumptions that in certain circumstances affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities, and revenues and expenses. These estimates are prepared using our best judgment, after considering past and current events and economic conditions. In addition, certain information relied upon by us in preparing such estimates includes internally generated financial and operating information, external market information, when available, and when necessary, information obtained from consultations with third party experts. Actual results could differ from these estimates. A discussion of possible risks which may affect these estimates is included in "Item 1A. Risk Factors" of this annual report. We consider an accounting estimate to be critical if changes in the estimate or accrual results could have a material impact on our consolidated results of operations or financial condition.

The most significant accounting policies, which involve the use of estimates and assumptions as to future uncertainties and, therefore, may result in actual amounts that differ from estimates, are as follows:

Revenue Recognition and Accounts Receivable. Leases with tenants are classified as operating leases. Generally, our leases contain fixed escalations which occur at specified times during the term of the lease. Base rents are recognized on a straight-line basis from when the tenant controls the space through the term of the related lease, net of valuation adjustments, based on our assessment of credit, collection and other business risk. We make estimates of the collectability of our accounts receivable using the specific identification method related to base rents, straight-line rents, expense reimbursements and other revenue or income taking into account our experience in the retail sector, available internal and external tenant credit information, payment history, industry trends, tenant credit-worthiness and remaining lease terms. In some cases, primarily relating to straight-line rents, the collection of these amounts extends beyond one year. The extended collection period for straight-line rents along with our evaluation of tenant credit risk may result in the non-recognition of a portion of straight-line rental income until the collection of such income is reasonably assured. These estimates have a direct impact on our earnings.

Recognition of Gains from the Sales of Real Estate. We account for profit recognition on sales of real estate in accordance with SFAS Statement No. 66, *Accounting for Sales of Real Estate.* Profits from sales of real estate will not be recognized under the full accrual method by us unless (i) a sale has been consummated; (ii) the buyer's initial and continuing investment is adequate to demonstrate a commitment to pay for the property; (iii) we have transferred to the buyer the usual risks and rewards of ownership; and (iv) we do not have significant continuing involvement with the property. Recognition of gains from sales to co-investment partnerships is recorded on only that portion of the sales not attributable to our ownership interest.

Real Estate Acquisitions. Upon acquisition of operating real estate properties, we estimate the fair value of acquired tangible assets (consisting of land, building and improvements), identified intangible assets and liabilities (consisting of above- and below-market leases, in-place leases and lease origination costs), and assumed debt in accordance with SFAS No. 141, *Business Combinations*. Based on these estimates, we allocate the purchase price to the applicable assets and liabilities based on their estimated fair value. We evaluate the useful life of each amortizable intangible asset in each reporting period and account for any changes in such estimated useful life over the revised remaining useful life. In 2009, the accounting guidance for real estate acquisitions will change pursuant to SFAS No.141(R) Business combinations. Refer to Accounting Pronouncements for further details.

Real Estate Properties and Development Assets. The nature of our business as an owner, developer and operator of retail shopping centers means that we invest significant amounts of capital into our properties. Depreciation and maintenance costs relating to our properties constitute substantial costs for us as well as the industry as a whole. We capitalize real estate investments and depreciate them based on estimates of the assets' physical and economic useful lives. The cost of our real estate investments is charged to depreciation expense over the estimated life of the asset using straight-line rates for financial statement purposes. We periodically review the estimated lives of our assets and implement changes, as necessary, to these estimates and, therefore, to our depreciation rates.

Properties and real estate under development are recorded at cost. We compute depreciation using the straight-line method over the estimated useful lives of up to 40 years for buildings and improvements, the minimum lease term or economic useful life for tenant improvements, and five to seven years for furniture and equipment. Expenditures for ordinary maintenance and repairs are expensed to operations as they are incurred. Significant renovations and improvements, which improve or extend the useful life of assets, are capitalized. The useful lives of amortizable intangible assets are evaluated each reporting period with any changes in estimated useful lives being accounted for over the revised remaining useful life.

Properties also include construction in progress and land held for development. These properties are carried at cost and no depreciation is recorded. Properties undergoing significant renovations and improvements are considered under development. All direct and indirect costs related to development activities are capitalized into properties in construction in progress and land held for development on our consolidated balance sheets. Costs incurred include predevelopment expenditures directly related to a specific project including development and construction costs, interest, insurance and real estate tax expense. Indirect development costs include employee salaries and benefits, travel and other related costs that are directly associated with the development of the property. The capitalization of such expenses ceases when the property is ready for its intended use, but no later than one year from substantial completion of major construction activity. If we determine that a project is no longer probable all predevelopment project costs are immediately expensed. Similar costs related to properties not under development are expensed as incurred.

Our method of calculating capitalized interest is based upon applying our weighted average borrowing rate to that portion of actual costs incurred. We cease interest cost capitalization when the property is held available for occupancy upon substantial completion of tenant improvements, but no later than one year from the completion of major construction.

Long Lived Assets. When assets are identified as held for sale, we estimate the sales prices, net of selling costs, of such assets. Assets that will be sold together in a single transaction are aggregated in determining if the net sales proceeds of the group are expected to be less than the net book value of the assets. If, in our opinion, the net sales prices of the assets which have been identified for sale are expected to be less than the net book value of the assets, an impairment charge is recorded. An impairment charge may also be recorded for any asset if it is probable, in our estimation, that aggregate future cash flows (undiscounted and without interest charges) to be generated by the property are less than the carrying value of the property.

Our properties are reviewed for impairment if events or changes in circumstances indicate that the carrying amount of the property may not be recoverable. If there is an event or change in circumstance indicating the potential for impairment in the value of a property, we evaluate our ability to recover our net investment in the long-lived assets by comparing the carrying value (net book value) of such asset to the estimated future undiscounted cash flows over their expected useful life. The impairment assessment has a direct impact on our net income because recording an impairment charge results in an immediate charge to expense.

Investments in Unconsolidated Joint Ventures. We strategically invest in unconsolidated entities that own, manage, acquire, develop and redevelop operating properties. Our partners generally are financial or other strategic partners. Most of the unconsolidated entities through which we acquire and develop land are accounted for by the equity method of accounting because we are not the primary beneficiary, as defined under FIN 46R, and we have a significant, but less than controlling, interest in the entities. We record our investments in and advances to these entities in our consolidated balance sheets as "Investment and advances in real estate joint ventures" and our pro-rata share of the entities' earnings or losses are included in our consolidated statements of operations as "Equity in income in unconsolidated joint ventures," as described in Note 11 of the notes to our consolidated financial statements.

Management uses its judgment when determining if we are the primary beneficiary of, or have a controlling interest in, an unconsolidated entity. Factors considered in determining whether we have significant influence or we have control include risk and reward sharing, experience and financial condition of the other partners, voting rights, involvement in day-to-day capital and operating decisions and continuing involvement.

We evaluate our investments in unconsolidated entities for impairment during each reporting period in accordance with APB 18. A series of operating losses of an investee or other factors may indicate that a decrease in the value of our investment in the unconsolidated entity has occurred which is other-than-temporary. The amount of impairment recognized is the excess of the investment's carrying amount over its estimated fair value.

Additionally, we consider various qualitative factors to determine if a decrease in the value of our investment is other-than-temporary. These factors include age of the venture, intent and ability for us to retain our investment in the entity, financial condition and long-term prospects of the entity and relationships with our partners and banks. If we believe that the decline in the fair value of the investment is temporary, then no impairment charge is recorded.

Securities. We have investments that consist primarily of equity securities. These equity investments are classified as available-for-sale and recorded at fair value based on current market prices. Changes in the fair value of these equity investments are included in accumulated other comprehensive income (loss) unless a decrease in fair value is deemed to be other than temporary. Refer to Note 8 of the consolidated financial statements for additional disclosure on impairments of securities held by the company.

Goodwill. Goodwill has been recorded to reflect the excess of cost over the fair value of net assets acquired in various business acquisitions. We are required to perform annual, or more frequently in certain circumstances, impairment tests of our goodwill. We have elected to test for goodwill impairment in November of each year. The goodwill impairment test is a two-step process that requires us to make decisions in determining appropriate assumptions to use in the calculation. The first step consists of estimating the fair value of each reporting unit and comparing those estimated fair values with the carrying values, which include the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an "implied fair value" of goodwill. The determination of each reporting unit's (each property is considered a reporting unit) implied fair value of goodwill requires us to allocate the estimated fair value of the reporting unit to its assets and liabilities. Any unallocated fair value represents the implied fair value of goodwill which is compared to its corresponding carrying amount. For the year ended December 31, 2008, $531,700 of goodwill impairment was incurred.

We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill that totaled approximately $11.8 million at December 31, 2008. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our tenant base, or a materially negative change in our relationships with significant tenants.

Share Based Compensation and Incentive Awards. We recognize all share-based awards to employees, including grants of stock options, in our financial statements based on fair values. Because there is no observable market for our options, management must make critical estimates in determining the fair value at the grant date. Variations in the assumptions will have a direct impact on our net income. Critical estimates in valuing the fair value at the grant date and the assumptions that marketplace participants would use in making estimates of fair value include: expected volatility, expected dividend yield, risk-free interest rate, involuntary conversion due to change in control and expected exercise history of similar grants.

In addition, we have employment agreements for three of our executive officers under which the employees have the right to an additional cash bonus at the end of the initial term of those agreements, or earlier as provided in the agreements, based on the performance of our stock versus a group of our peers. In assessing the annual compensation costs related to these future payments, we are required to make critical assumptions and estimates in determining the future payment.

Our estimates of the compensation costs under SFAS No. 123(R), *Share-Based Payment* and these agreements are based upon assumptions believed to be reasonable, but which are inherently uncertain and unpredictable. Assumptions may not always reflect unanticipated events and changes in circumstances may occur.

Income tax. Although we may qualify for REIT status for federal income tax purposes, we may be subject to state income or franchise taxes in certain states in which some of our properties are located. In addition, taxable income from non-REIT activities managed through our taxable REIT subsidiaries (each a "TRS") are subject to federal, state and local income taxes. TRS income taxes are accounted for under the asset and liability method as required by SFAS No. 109, *Accounting for Income Taxes*. Under the asset and liability method, deferred income taxes are recognized for the temporary differences between the financial reporting basis and the tax basis of the TRS assets and liabilities and for operating loss and tax credit carry-forwards. The TRS estimates its income taxes in each of the jurisdictions in which they operate. This process involves estimating our tax exposure together with assessing temporary differences resulting from differing treatment of items, such as depreciation, for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheet. The recording of a net deferred tax asset assumes the realization of such asset in the future. Otherwise a valuation allowance must be recorded to reduce this asset to its net realizable value. We consider future pretax income and ongoing prudent and feasible tax planning strategies in assessing the need for such a valuation allowance. In the event that we determine that we may not be able to realize all or part of the net deferred tax asset in the future, a valuation allowance for the deferred tax asset is charged against income in the period such determination is made. For the year ended December 31, 2008, we recorded a valuation allowance of $1.2 million.

Discontinued Operations. The application of current accounting principles that govern the classification of any of our properties as held-for-sale on the balance sheet, or the presentation of results of operations and gains on the sale of these properties as discontinued, requires management to make certain significant judgments. In evaluating whether a property meets the criteria set forth by SFAS No. 144, *Accounting for the Impairment and Disposal of Long-Lived Assets* ("SFAS 144"), we make a determination as to the point in time that it is probable that a sale will be consummated. Given the nature of all real estate sales contracts, it is not unusual for such contracts to allow potential buyers a period of time to evaluate the property prior to formal acceptance of the contract. In addition, certain other matters critical to the final sale, such as financing arrangements often remain pending even upon contract acceptance. As a result, properties under contract may not close within the expected time period, or may not close at all. Due to these uncertainties, it is not likely that we can meet the criteria of SFAS 144 prior to the sale formally closing. Therefore, any properties categorized as held-for-sale represent only those properties that management has determined are probable to close within the requirements set forth in SFAS 144. Prior to sale, we evaluate the extent of involvement with, and the significance to us of cash flows from a property subsequent to its sale, in order to determine if the results of operations and gain on sale should be reflected as discontinued. Consistent with SFAS 144, any property sold in which we have significant continuing involvement or cash flows (most often sales to co-investment partnerships) is not considered to be discontinued. In addition, any property which we sell to an unrelated third party, but in which we retain a property or asset management function, is not considered discontinued. Therefore, based on our evaluation of SFAS 144, only properties sold, or to be sold, to unrelated third parties where we will have no significant continuing involvement or significant cash flows are classified as discontinued.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We adopted the requirements of SFAS 157 as of January 1, 2008 without a material impact on our consolidated financial statements, as more fully disclosed in Note 9 thereto, *Fair Value Measurements.* In February 2008, the FASB issued FASB Staff Position Paper ("FSP") FAS 157-2, *Effective Date of FASB Statement No. 157* ("FSP 157-2"), which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed in the financial statements on a nonrecurring basis to fiscal years beginning after November 15, 2008. In October 2008, the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active* ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active. We have not applied the provisions of SFAS 157 to our nonfinancial assets and nonfinancial liabilities in accordance with FSP 157-2 and FSP 157-3.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"), which allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities at fair value. The election is made on an instrument-by-instrument basis and is irrevocable. Subsequent to the adoption of SFAS 159, changes in fair value for the particular instruments must be reported in earnings. Upon initial adoption, SFAS 159 provided entities with a one-time chance to elect the fair value option for existing eligible items. The effect of the first measurement to fair value should be reported as a cumulative-effect adjustment to the opening balance of retained earnings in the year the statement is adopted. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We did not elect the fair value option for financial assets or liabilities existing on the January 1, 2008 adoption date. We will consider the applicability of the fair value option for assets acquired or liabilities incurred in future transactions.

In December 2007, the FASB issued SFAS No. 141 (R), *Business Combinations* ("SFAS 141(R)"). In summary, SFAS 141(R) requires the acquirer of a business to measure at fair value the assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree at the acquisition date, with limited exceptions. In addition, this standard requires acquisition costs to be expensed as incurred. The standard is effective for fiscal years beginning after December 15, 2008 and is to be applied prospectively, with no earlier adoption permitted. The adoption of this standard may have an impact on the accounting for certain costs related to our future acquisitions. As noted in footnote 20 *Subsequent Events* to our consolidated financial statements, we increased our ownership to greater than 50% in DIM subsequent to December 31, 2008. As a result of our increased influence over DIM, we currently anticipate consolidating the results of DIM with ours beginning with the first quarter of 2009. Finally, we are still evaluating the accounting treatment of this increased investment both relating to its prior treatment under the cost method and the allocation of the purchase price. Given recent accounting guidance, our acquisition may be treated as a multistep acquisition and, therefore, have an effect on earnings in the three months ending March 31, 2009.

In December 2007, the FASB issued SFAS No. 160, *Noncontrolling Interests in Consolidated Financial Statements* ("SFAS 160"), which requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and non-controlling interest. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The adoption of this standard is not expected to have a material effect on our consolidated results of operations, yet will require additional disclosures relating to our joint venture at Sunlake and down-REIT at Walden Woods Village and will effect our disclosure for the three months ending March 31, 2009.

In March 2008, the FASB issued SFAS No. 161, *Disclosures About Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133*, ("SFAS 161"). SFAS 161 expands the disclosure requirements in SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, regarding an entity's derivative instruments and hedging activities. SFAS 161 is effective for fiscal years beginning after December 1, 2008. We are evaluating the impact that adoption of SFAS 161 will have on our consolidated financial statements.

In April 2008, the FASB issued FSP SFAS No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP SFAS 142-3"). FSP SFAS 142-3 amends paragraph 11(d) of FASB SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. FSP SFAS 142-3 is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under FSP SFAS 142-3. FSP SFAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and must be applied prospectively to intangible assets acquired after the effective date. We are evaluating the impact that adoption of FSP SFAS 142-3 will have on our consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements for nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States of America. SFAS 162 will be effective 60 days following the U.S. Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Fairly Presented in Conformity with Generally Accepted Accounting Principles.* We do not expect the adoption of SFAS 162 to result in a change in current practice, and as such, will have no impact on our consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position Emerging Issues Task Force 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* ("FSP-EITF 03-6-1"). Under FSP-EITF 03-6-1, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP-EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years and requires retrospective application. We are currently evaluating the impact of adopting FSP-EITF 03-6-1 on our earnings per share.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, *Disclosure by Public Entities (Enterprises) About Transfers of Financial Assets and Interests in Variable Interest Entities.* The purpose of the FSP is to promptly improve disclosures by public companies until the pending amendments to FASB SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities* ("SFAS 140"), and FIN 46R are finalized and approved by the FASB. The FSP amends SFAS 140 to require public companies to provide additional disclosures about a transferor's continuing involvement with transferred financial assets. It also amends FIN 46R by requiring public companies to provide additional disclosures regarding their involvement with variable interest entities. This FSP is effective for fiscal years beginning after December 1, 2008. The FSP will not have a material effect on our consolidated financial statements.

Results of Operations

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

We derive substantially all of our revenues from rents received from tenants under existing leases on each of our properties. These revenues include fixed base rents, recoveries of expenses that we have incurred and that we pass through to the individual tenants and percentage rents that are based on specified percentages of tenants' revenues, in each case as provided in the particular leases.

Our primary cash expenses consist of our property operating expenses, which include real estate taxes, repairs and maintenance, management expenses, insurance, utilities and other expenses; general and administrative expenses, which include payroll, office expenses, professional fees and other administrative expenses; and interest expense, primarily on mortgage debt, unsecured senior debt and revolving credit facilities. In addition, we incur substantial non-cash charges for depreciation and amortization on our properties and impairment charges. We also capitalize certain expenses, such as taxes and interest related to properties under development or redevelopment until the property is ready for its intended use.

Our consolidated results of operations often are not comparable from period to period due to the impact of property acquisitions, dispositions, developments and redevelopments. The results of operations of any acquired property are included in our financial statements as of the date of its acquisition. A large portion of the change in our statement of operations line items is related to these changes in our property portfolio. In addition, non-cash impairment charges may also affect comparability.

The following summarizes certain line items from our audited consolidated statements of operations which we think are important in understanding our operations and/or those items which have significantly changed in 2008 compared to 2007:

	For the year ended December 31,		
	2008	2007	% Change
	(in thousands)		
Total rental revenue	$ 239,029	$ 246,109	-2.9%
Property operating expenses	64,384	62,755	2.6%
Rental property depreciation and amortization	45,527	45,989	-1.0%
General and administrative expenses	31,957	28,200	13.3%
Investment income	10,332	7,321	41.1%
Equity in income in unconsolidated joint ventures	108	-	N/A
Other income	967	310	N/A
Interest expense	60,851	66,520	-8.5%
Gain on sale of real estate	21,542	2,018	967.5%
Gain on extinguishment of debt	6,473	-	N/A
Impairment loss	37,543	430	8630.9%
(Provision) benefit for income taxes	(1,015)	272	-473.2%
(Loss) income from discontinued operations	(425)	19,322	-102.2%
Net income	35,008	69,385	-49.5%

Total revenue decreased by $7.1 million, or 2.9%, to $239.0 million in 2008. The decrease is primarily attributable to the following:

- a decrease of approximately $10.8 million attributable to the sale of nine income producing properties to the GRI Venture, revenue from which was included fully in 2007 results and partially included in 2008 results through the date of sale;
- a decrease of approximately $300,000 in non-retail property income;
- an increase of approximately $1.5 million related to properties acquired in 2007;

- an increase of approximately $1.3 million related to a settlement fee received in connection with a previous tenant's bankruptcy;
- an increase of approximately $800,000 related to the completion of various development/redevelopment projects, partly offset by a decrease of $300,000 for development/redevelopment projects currently under construction; and
- an increase of approximately $600,000 associated with management, leasing and asset management services provided to our joint ventures.

Property operating expenses increased by $1.6 million, or 2.6%, to $64.4 million in 2008. The increase primarily consists of the following:

- an increase of approximately $4.1 million in property operating costs partly due to higher common area maintenance expense, bad debt expense, general repairs and maintenance costs associated with vacant rental units, and higher real estate tax expense, partially offset by lower insurance expense;
- an increase of approximately $300,000 related to properties acquired in 2007;
- an increase of $200,000 related to the completion of various development/redevelopment properties; and
- a decrease of approximately $2.9 million associated with the sale of nine income producing properties to the GRI Venture.

Rental property depreciation and amortization decreased by $500,000, or 1.0%, to $45.5 million for 2008 from $46.0 million in 2007. The decrease in 2008 was primarily related to the following activity:

- a decrease of approximately $2.1 million related to the sale of nine income producing properties to the GRI venture;
- a decrease of approximately $100,000 in non-retail properties;
- an increase of approximately $1.3 million related to amortization of tenant improvements and leasing commissions;
- an increase of approximately $300,000 related to properties acquired in 2007; and
- the completion of various development/redevelopment projects increased depreciation and amortization by $200,000.

General and administrative expenses increased by $3.8 million, or 13.3%, to $32.0 million for 2008 from $28.2 million in 2007. The increase is mainly attributable to:

- an increase of $1.8 million related to employee training, professional conferences and information technology expenses;
- an increase of approximately $900,000 in compensation and employment-related expenses related to new executives and employees partly offset by lower severance-related expense paid to former employees;
- an increase of approximately $700,000 related to acquisition costs associated with additional shares of DIM;
- an increase of approximately $500,000 related to satellite offices expense;
- an increase of $300,000 for personal property tax expense; and
- a decrease of approximately $400,000 of pre-development costs related to non-viable projects.

Investment income increased by $3.0 million, or 41.1%, compared to 2007. The increase relates primarily to interest income associated with our short-term bond investments.

Equity in income in unconsolidated joint ventures was $108,000 for 2008 based on our pro rata share of our joint ventures operating gains/losses.

Other income increased by $650,000 in 2008 compared to 2007. The increase primarily relates to the receipt of income of approximately $600,000 following the execution of an easement agreement in settlement of a condemnation proceeding at one of our properties and the receipt of a $200,000 earnest money deposit following the termination of a land sale contract offset by $100,000 of lower related-party revenue.

Interest expense decreased by $5.7 million, or 8.5%, to $60.8 million in 2008 as compared to $66.5 million for 2007. The decrease is primarily attributable to the following:

- a decrease of approximately $2.1 million attributable to reduced usage of our lines of credit;
- a decrease of approximately $1.2 million in interest expense related to a reduction in mortgage indebtedness resulting from the sale of properties to the GRI joint venture;
- a decrease of $2.1 million related to the payoff of certain mortgages and principal amortization offset by an increase of approximately $900,000 in mortgage interest related to additional mortgage indebtedness;
- an increase of approximately $1.9 million of interest incurred related to higher average unsecured senior notes outstanding in 2008, offset by a decrease of $1.7 million related to our interest rate swap contract associated with our senior notes and a decrease of approximately $1.6 million related to the write off of interest rate contracts due to the early extinguishment of our debt; and
- an increase of $200,000 of interest expense related to lower capitalized interest for development/redevelopment projects.

Gain on sale of real estate was approximately $21.5 million in 2008 as compared to $2.0 million in 2007. The gain was primarily attributable to the sale of nine properties to the GRI joint venture, which is not included in discontinued operations due to the continuing involvement we have with that venture.

During 2008, we repurchased and canceled approximately $88.0 million principal amount of our senior unsecured notes and recognized a net gain on early extinguishment of debt of approximately $6.4 million, coupled with $200,000 gain from early extinguishment of mortgages, totaling $6.5 million net gain for 2008. There were no comparable gains in continuing operations in the same 2007 period.

Impairment loss for 2008 was $37.5 million as compared to $430,000 for 2007. The increase is primarily attributable to the following:

- approximately $32.8 million of impairment loss related to our DIM investment;
- approximately $3.7 million of impairment loss associated with two redevelopment projects that were terminated;
- approximately $531,700 of impairment loss related to goodwill associated with several of our income producing properties; and
- approximately $380,000 of impairment loss related to our preferred stock investment in another REIT.

For further information regarding our impairment loss, see Note 7, *Securities*, and Note 8, *Impairment Loss*, to our consolidated financial statements.

In the twelve months ended December 31, 2008, our discontinued operations resulted in a net loss of $425,000 compared to a net gain of $19.3 million in 2007. In 2008, we sold one income producing property for a loss of $557,000 partly offset by $132,000 generated in net operating income related to discontinued operations. During 2007, we had a net gain of $19.3 million in net operating income related to discontinued operations.

Our provision for income taxes is $1.0 million for 2008, compared to a benefit of $0.3 million in 2007. This change was primarily attributable to our recording of a $1.2 million valuation allowance associated with a deferred tax asset of one of our TRSs, which we determined was not realizable.

As a result of the foregoing, net income decreased by $34.4 million, or 49.5%, to $35.0 million for 2008 from $69.4 million in 2007.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

The following summarizes items from our audited consolidated statements of operations that we think are important in understanding our operations and/or those items which significantly changed in 2007 as compared to 2006:

	For the year ended December 31,		
	2007	2006	% Change
	(in thousands)		
Total rental revenue	$ 246,109	$ 224,937	9.4%
Property operating expenses	62,755	59,391	5.7%
Rental property depreciation and amortization	45,989	40,206	14.4%
General and administrative expenses	28,200	31,905	-11.6%
Investment income	7,321	7,479	-2.1%
Equity in income in unconsolidated joint ventures	-	1,853	-100.0%
Interest expense	66,520	53,732	23.8%
Gain on sale of real estate	2,018	2,545	-20.7%
Gain on extinguishment of debt	-	251	-100.0%
Impairment loss	430	-	N/A
Benefit (provision) for income taxes	272	-	N/A
Income from discontinued operations	19,322	126,511	-84.7%
Net income	69,385	176,955	-60.8%

Total revenue increased by $21.2 million, or 9.4%, to $246.1 million in 2007 from $224.9 million in 2006. The increase was mostly composed of the following:

- an increase of $19.9 million associated with properties acquired in 2007 and 2006;
- an increase of approximately $2.2 million related to the completion of various development/redevelopment projects, partly offset by a decrease of $900,000 for development/redevelopment projects under construction;
- an increase of $1.6 million in same-property revenue due to higher rental rates, tenant expense recovery income and percentage rent income;
- a decrease of approximately $1.0 million associated with property management, leasing and accounting services revenue for a portfolio of Texas properties, which services were terminated in the second quarter of 2007; and
- a decrease of approximately $600,000 in non-retail property income.

Property operating expenses increased by $3.4 million, or 5.7%, to $62.8 million for 2007 from $59.4 million in 2006. The increase in 2007 is largely a result of the following activity:

- an increase of approximately $5.5 million related to properties acquired in 2007 and 2006;
- an increase of approximately $700,000 related to the completion of various development/redevelopment projects, partly offset by a decrease of $300,000 for development/redevelopment projects under construction;

- a decrease of approximately $1.8 million in property operating costs partly due to lower common area maintenance expense, property management/maintenance salary, lease termination expense, hurricane expense and real estate tax expense partially offset by higher insurance and bad debt provision expense;

- a decrease of approximately $700,000 in office-related expense primarily related to closing the operation of various property management satellite offices; and

- a decrease of $300,000 in general operating expenses for our non-retail properties.

Rental property depreciation and amortization increased by $5.8 million, or 14.4%, to $46.0 million for 2007 from $40.2 million in 2006. The increase is primarily attributable to the following:

- an increase of $4.9 million related to properties acquired during 2007 and 2006;

- the completion of various development/redevelopment projects increased depreciation and amortization by $600,000, partially offset by a decrease of approximately $300,000 of depreciation expense related to projects in various stages of construction; and

- same-property depreciation and amortization expense increased by $600,000 related to increased leasing and tenant improvement activity.

General and administrative expenses decreased by $3.7 million, or 11.6%, to $28.2 million for 2007 from $31.9 million in 2006. The decrease resulted primarily from:

- $1.5 million decrease in compensation and employment-related expenses paid in 2006 related to executive management changes partly offset by higher severance-related expense paid to former employees in 2007 as well as higher payroll and payroll-related expenses;

- $1.0 million decrease attributable to lower pre-acquisition costs;

- a decrease of approximately $700,000 related to lower travel and entertainment expense;

- a decrease of approximately $400,000 related to lower income taxes;

- a decrease of approximately $400,000 in fees reflecting fewer directors and fewer meetings; and

- an increase of approximately $300,000 of professional fees mainly related to higher audit fees.

Investment income decreased by $158,000 in 2007, mostly due to a $1.6 million decrease in interest income related to lower cash balances, partially offset by an increase of $1.4 million of dividend income primarily related to our ownership of 3.8 million ordinary shares of DIM Vastgoed N.V.

Equity in income in unconsolidated joint ventures was $1.9 million for 2006. The income primarily was related to the sale of a land parcel held in a joint venture in which we had a 50% interest.

Interest expense increased by $12.8 million, or 23.8%, to $66.5 million for 2007 from $53.7 million in 2006. The increase is mainly attributable to the following:

- an increase of approximately $8.2 million related to higher total unsecured senior debt outstanding, partially offset by a $400,000 decrease in interest expense associated with our interest rate swap;

- an increase of approximately $2.6 million of interest expense related to lower capitalized interest for development/redevelopment projects;

- an increase of approximately $1.6 million related to the decrease in the amortization of the fair value debt premium related to two unsecured senior notes that were paid off in April and August 2006;

- an increase of $1.7 million in mortgage interest which is primarily related to properties acquired in 2007 and 2006 partly offset by repayment of certain mortgages; and

- a decrease of approximately $900,000 related to lower interest expense associated with our unsecured line of credit facility.

Gain on sale of real estate in 2007 includes the sale of six land parcels for proceeds of nearly $5.5 million, generating $2.0 million in net realized gains, compared to gains in the same period of 2006 of approximately $2.5 million for 2006,

In 2007, our discontinued operations resulted in a net gain of $19.3 million compared to a net gain of $126.5 million for 2006. In 2007, we sold 14 income producing properties that produced a net gain of $19.4 million partly offset by $82,000 operating income loss related to discontinued operations. The $7.0 million of operations of income-producing property sold for 2006 reflects a reclassification of operations of properties sold or held for sale. The income from discontinued operations of $126.5 million in 2006 is primarily related to the sale of our Texas properties.

As a result of the foregoing, net income decreased by $107.6 million, or 60.8%, to $69.4 million for 2007 from $177.0 million in 2006.

Liquidity and Capital Resources

Due to the nature of our business, we typically generate significant amounts of cash from operations; however, the cash generated from operations is primarily paid to our stockholders in the form of dividends. Our status as a REIT requires that we distribute 90% of our REIT taxable income (including net capital gain) each year, as defined in the Code. Our short-term liquidity requirements consist primarily of normal recurring operating expenses, regular debt service requirements (including debt service relating to additional or replacement debt, as well as scheduled debt maturities), recurring company expenditures, such as general and administrative expenses, non-recurring company expenditures, such as tenant improvements and redevelopments, and dividends to common stockholders. Historically, we have satisfied these requirements principally through cash generated from operations and our credit facilities.

Our long-term capital requirements consist primarily of maturities under our long-term debt, development and redevelopment costs and the costs related to growing our business, including acquisitions. Historically, we have funded these requirements through a combination of sources which were available to us, including additional and replacement secured and unsecured borrowings, proceeds from the issuance of additional debt or equity securities, capital from institutional partners that desire to form joint venture relationships with us and proceeds from property dispositions. During 2008, however, as a result of deteriorating conditions in the credit and capital markets, many of these sources of capital became increasingly more expensive or more difficult to obtain or may be temporarily unavailable.

In response to the changing economic conditions that occurred during the second half of 2008, we have undertaken a number of initiatives to improve our liquidity position and address our capital needs. The following is a summary of those initiatives:

- *Equity Offering*. On September 29, 2008, we completed a public offering and concurrent private placement of equity securities. The offerings resulted in net cash proceeds of approximately $54.7 million to us.

- *New Mortgage Loan*. On September 25, 2008, we completed a $65.0 million loan transaction secured by a mortgage on our Sheridan Plaza shopping center located in Hollywood, Florida. The loan matures on October 10, 2018 and principal and interest are payable in arrears based on a 30 year amortization and a 6.25% annual interest rate.

- *Senior Note Repurchases*. During 2008, we purchased $88.0 million of our unsecured senior notes with varying maturities, including $23.8 million of notes maturing in 2009, and generated a gain on the early extinguishment of debt of $6.4 million for 2008.

- *GRI Joint Venture*. During 2008, we contributed nine operating properties to a joint venture with Global Retail Investors LLC in which we have a 10% interest. The sale of these properties generated a gain on sale of $21.6 million and cash proceeds of approximately $142.5 million.

- *Credit Lines*. On October 17, 2008, we amended and restated our credit agreement with a syndicate of banks to provide for a $227.0 million unsecured revolving credit facility that replaced a facility that would have expired in January 2009. The new facility includes a competitive bid option which allows us to conduct auctions among the participating banks for borrowings at any one time outstanding up to 50% of the then commitments, a $35.0 million swing line facility for short term borrowings and a $20.0 million letter of credit commitment. Subject to the terms and conditions in the amended credit agreement, the total commitments under the facility may be increased up to a total of $400.0 million. The facility expires on

October 17, 2011, with a one year extension option.

We believe that we have access to capital resources necessary to operate, expand and develop our business. As a result, we intend to operate with, and maintain, a conservative capital structure that will allow us to maintain strong debt service coverage and fixed-charge coverage ratios.

While we believe that cash generated from operations, borrowings under our unsecured revolving credit facilities and our access to other, longer term capital sources will be sufficient to meet our short-term and long-term liquidity requirements, there are risks inherent in our business, including those risks described in Item 1A - "Risk Factors," that may have a material adverse effect on our cash flow, and, therefore, on our ability to meet these requirements.

As of December 31, 2008, we had approximately $128.5 million of short-term corporate debt securities that we expect to use for the repayment of certain near-term debt, including $176.2 million of senior notes due in April 2009. In addition, we had $5.4 million of cash and cash equivalents available as of December 31, 2008. We have two revolving credit facilities with aggregate potential borrowing limits up to $242.0 million, which we can utilize initially to finance the acquisition of properties and meet other short-term working capital requirements. As of December 31, 2008, we had $193.7 million available to be drawn under those credit facilities. Subsequent to year-end, we repaid $35.5 million of outstanding balances under our lines of credit with proceeds from repayment receipts and sales of certain short-term corporate debt securities.

Summary of Cash Flows. The following summary discussion of our cash flows is based on the consolidated statements of cash flows and is not meant to be an all-inclusive discussion of the changes in our cash flows for the periods presented below.

	For the year ended December 31,		
	2008	**2007**	**Increase (Decrease)**
	(in thousands)		
Cash provided by operating activities	$ 86,631	$ 107,016	$ (20,385)
Cash provided by (used in) investing activities	51,306	(104,602)	155,908
Cash used in financing activities	(133,895)	(1,101)	(132,794)
Cash and cash equivalents, end of year	5,355	1,313	4,042

Net cash from operating activities consists primarily of net operating income from our rental properties (rental and other revenue less property operating expenses), plus fee income and investment income, less general and administrative expenses and interest expense. In addition, net cash from operating activities includes changes in working capital. In 2008, our net cash from operating activities was $86.6 million, compared to $107.0 million in 2007. The decrease of $20.4 million is primarily due to an increase in working capital of $9.5 million in 2008, when we reduced payables and accrued expenses by $7.1 million, compared to a decrease in working capital of $5.6 million in 2007, when we received repayment of a note receivable in the amount of $4.7 million. The decrease also resulted from lower net operating income and higher general administrative expenses, partly offset by higher investment income and lower interest expense.

Net cash from investing activities consists primarily of property acquisitions or dispositions, costs incurred in developments, investments in or distributions from joint ventures, investments in securities, and cash held in escrow. In 2008, our net cash provided by investing activities was $51.3 million. In 2007, our net cash used in investing activities was $104.6 million. The difference of $155.9 million is primarily due to our property dispositions exceeding our acquisitions in 2008, whereas in 2007, our acquisitions exceeded our dispositions. In 2008, we invested $134.7 million of our disposition proceeds and cash released from escrow in short-term debt securities to prepare for the repayment of our $176.2 million in bonds that mature in April 2009.

Net cash from financing activities consists primarily of proceeds from financing and the issuance of common stock, less repayment of debt and dividends paid to stockholders. In 2008, our net cash used in financing activities was $133.9 million, compared to $1.1 million in 2007. The difference of $132.8 million primarily reflects a net reduction in debt of $96.3 million in 2008, compared to a net increase in debt of $87.1 million in 2007. In 2008, we funded a portion of our debt reduction with proceeds from the issuance of common stock of $57.1 million.

Contractual Commitments. The following tables set forth certain information regarding future contractual obligations, excluding interest, as of December 31, 2008:

	Payments due by period				
Contractual Obligations	**Total**	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
			(In thousands)		
Mortgage notes payable:					
Scheduled amortization	$ 89,031	$ 10,361	$ 26,657	$ 19,016	$ 32,997
Balloon payments	282,046	-	168,316	46,197	67,533
Total mortgage obligations	371,077	10,361	194,973	65,213	100,530
Unsecured revolving credit facilities	35,500	-	35,500	-	-
Unsecured senior notes[1]	656,964	176,185	10,000	117,000	353,779
Capital leases	-	-	-	-	-
Operating leases	1,034	540	348	72	74
Construction commitments	2,157	2,157	-	-	-
Total contractual obligations	**$ 1,066,732**	**$ 189,243**	**$ 240,821**	**$ 182,285**	**$ 454,383**

(1) $100 million of the outstanding balance has been swapped to a floating interest rate based on the six-month LIBOR in arrears, plus 0.4375%. The contractual obligations for the unsecured senior notes do not reflect this interest rate swap.

The following table sets forth certain information regarding future interest obligations on outstanding debt as of December 31, 2008:

	Payments due by period				
	Total	**Less than 1 year**	**1-3 years**	**3-5 years**	**More than 5 years**
			(In thousands)		
Mortgage notes	$ 126,176	$ 26,236	$ 52,138	$ 24,110	$ 23,692
Unsecured senior notes[2]	223,576	30,863	85,042	82,099	25,572
Unsecured revolving credit facilities[3]	2,078	744	1,334	-	-
Total interest obligations	$ 351,830	$ 57,843	$ 138,514	$ 106,209	$ 49,264

(2) $100 million of the outstanding principal balance has been swapped to a floating interest rate based on the six-month LIBOR in arrears, plus 0.4375%. The interest obligations for the unsecured senior notes presented above assume that the rate that was in effect at December 31, 2008 remains the same for this interest rate swap.

(3) Interest on the unsecured revolving credit facility is variable; these amounts assume that the weighted average interest rate remains the same as the rate at December 31, 2008.

Indebtedness. The following table sets forth certain information regarding our indebtedness as of December 31, 2008:

Property	Balance at December 31, 2008 (in thousands)	Rate [1]	Maturity date	Balance Due at Maturity (in thousands)
Mortgage debt				
Park Promenade	5,935	8.100%	02/01/10	5,833
Jonathan's Landing	2,706	8.050%	05/01/10	2,639
Bluff's Square	9,590	8.740%	06/01/10	9,401
Kirkman Shoppes	9,056	8.740%	06/01/10	8,878
Ross Plaza	6,316	8.740%	06/01/10	6,192
Shoppes of Andros Isle	6,086	7.900%	06/10/10	5,800
Boynton Plaza	7,069	8.030%	07/01/10	6,902
Pointe Royale	3,068	7.950%	07/15/10	2,502
Shops at Skylake	12,504	7.650%	08/01/10	11,644
Parkwest Crossing	4,467	8.100%	09/01/10	4,352
Spalding Village	8,722	8.190%	09/01/10	7,932
Charlotte Square	3,224	9.190%	02/01/11	2,992
Forest Village	4,209	7.270%	04/01/11	4,044
Boca Village	7,782	7.200%	05/01/11	7,466
MacLand Pointe	5,498	7.250%	05/01/11	5,268
Pine Ridge Square	6,880	7.020%	05/01/11	6,580
Sawgrass Promenade	7,782	7.200%	05/01/11	7,465
Lake Mary Centre	23,074	7.250%	11/01/11	21,973
Lake St. Charles	3,638	7.130%	11/01/11	3,461
Belfair Towne Village	10,243	7.320%	12/01/11	9,321
Marco Town Center	7,846	6.700%	01/01/12	7,150
Riverside Square	7,058	9.190%	03/01/12	6,458
Cashmere Corners	4,662	5.880%	11/01/12	4,084
Eastwood	5,555	5.880%	11/01/12	4,866
Meadows Shopping Center	5,837	5.870%	11/01/12	5,113
Lutz Lake Crossing	7,420	6.280%	01/01/13	7,012
Midpoint Center	6,381	5.770%	07/10/13	5,458
Buckhead Station	26,806	6.880%	09/01/13	23,584
Alafaya Village	3,970	5.990%	11/11/13	3,603
Summerlin Square	2,311	6.750%	02/01/14	-
South Point	7,821	5.720%	07/10/14	6,509
Bird Ludlum	6,742	7.680%	02/15/15	-
Treasure Coast Plaza	3,202	8.000%	04/01/15	-
Shoppes of Silverlakes I	1,875	7.750%	07/01/15	30
Grassland Crossing	5,058	7.870%	12/01/16	2,601
Mableton Crossing	3,611	6.850%	08/15/18	1,869
Sheridan Plaza	64,876	6.250%	10/10/18	54,754
BridgeMill	8,608	7.940%	05/05/21	3,761
Westport Plaza	4,456	7.490%	08/24/23	1,221
Chastain Square	3,365	6.500%	02/28/24	58

Daniel Village	3,679	6.500%	02/28/24	63
Douglas Commons	4,383	6.500%	02/28/24	75
Fairview Oaks	4,148	6.500%	02/28/24	71
Madison Centre	3,365	6.500%	02/28/24	58
Paulding Commons	5,714	6.500%	02/28/24	97
Siegen Village	3,718	6.500%	02/28/24	63
Wesley Chapel Crossing	2,935	6.500%	02/28/24	50
Webster Plaza	7,826	8.070%	08/15/24	2,793
Total mortgage debt (48 loans outstanding)	**$ 371,077**	**7.220%**	**4.96**	**$ 282,046**

(1) The rate in effect on December 31, 2008.

The weighted average interest rate of the mortgage notes payable at December 31, 2008 and 2007 was 7.22% and 7.42%, respectively, excluding the effects of the premium adjustment.

Each of the existing mortgage loans is secured by a mortgage on one or more of our properties. Certain of the mortgage loans involving an aggregate principal balance of approximately $63.9 million contain prohibitions on transfers of ownership which may have been violated by our previous issuances of common stock or in connection with past acquisitions and may be violated by transactions involving our capital stock in the future. If a violation were established, it could serve as a basis for a lender to accelerate amounts due under the affected mortgage. To date, no lender has notified us that it intends to accelerate its mortgage. In the event that the mortgage holders declare defaults under the mortgage documents, we will, if required, prepay the remaining mortgage from existing resources, refinancing of such mortgages, borrowings under our other lines of credit or other sources of financing. Based on discussions with various lenders, current credit market conditions and other factors, we believe that the mortgages will not be accelerated. Accordingly, we believe that the violations of these prohibitions will not have a material adverse impact on our results of operations or financial condition.

Our outstanding unsecured senior notes at December 31, 2008 consist of the following:

Unsecured senior notes payable		Balance at December 31, 2008 (in thousands)	Rate [1]	Maturity date		Balance Due at Maturity (in thousands)
3.875% senior notes [2]	$	176,185	3.875%	04/15/09	$	176,185
Fair value of $100MM fixed-to-floating interest rate swap		*949*	*6-month Libor + 0.4375%*	*04/15/09*		*949*
7.84% senior notes		10,000	7.840%	01/23/12		10,000
5.375% senior notes		117,000	5.375%	10/15/15		117,000
6.00% senior notes		106,500	6.000%	09/15/16		106,500
6.25% senior notes		115,000	6.250%	01/15/17		115,000
6.00% senior notes		132,279	6.000%	09/15/17		132,279
Total unsecured senior notes payable	**$**	**657,913**	**5.660%** (wtd-avg interest rate)	**6.53** (wtd-avg maturity)	**$**	**657,913**

(1) The rate in effect on December 31, 2008.

(2) $100.0 million of the outstanding balance has been swapped to a floating interest rate based on the six-month LIBOR in arrears, plus 0.4375%. The indicated rate and weighted average rate for the unsecured senior notes do not reflect this interest rate swap.

The weighted average interest rate of the unsecured senior notes at December 31, 2008 and December 31, 2007 was 5.66% and 5.67%, respectively, excluding the effects of the interest rate swap and net premium adjustment. In April 2007, we completed a private placement of $150.0 million senior unsecured notes that mature on September 15, 2017. Interest is due semi-annually on March 15 and September 15 of each year, with the first payment paid on September 15, 2007. The notes were issued at a discount of $151,500 that is being amortized as interest expense over the life of the notes. On December 5, 2007, we completed an exchange offer of registered notes for the private placement notes.

The indentures under which our unsecured senior notes were issued have several covenants which limit our ability to incur debt, require us to maintain an unencumbered assets ratio above a specified level and limit our ability to consolidate, sell, lease, or convey substantially all of our assets to, or merge with, any other entity. These notes have also been guaranteed by most of our subsidiaries.

On March 24, 2004, concurrently with the issuance of the $200.0 million 3.875% senior unsecured notes, we entered into a $100.0 million notional principal variable rate interest swap with an estimated fair value of $949,000 as of December 31, 2008. This swap converted fixed rate debt to variable rate based on the six-month LIBOR in arrears plus 0.4375%, and matures April 15, 2009.

The following table provides a summary of our unsecured revolving lines of credit balances at December 31, 2008:

Revolving credit facilities		Balance at December 31, 2008 (in thousands)	Rate [1]	Maturity date		Balance Due at Maturity (in thousands)
$227MM Wells Fargo Unsecured	$	35,500	2.068%	10/17/11	$	35,500
$15MM City National Bank Unsecured		-	N/A	10/11/09		-
Total revolving credit facilities	**$**	**35,500**			**$**	**35,500**

(1) The rate in effect on December 31, 2008, which is the weighted average interest rate on the outstanding Wells Fargo balance.

On October 17, 2008, we amended and restated our credit agreements with a syndicate of banks to provide for a $227.0 million unsecured revolving credit facility that replaced our existing facility that would have expired in January 2009. The amended facility bears interest at our option at (i) applicable LIBOR plus 1.00% to 1.70%, depending on the credit ratings of our senior unsecured notes, or (ii) daily LIBOR plus 3.00%. The amended facility also includes a competitive bid option which allows us to conduct auctions among the participating banks for borrowings at any one time outstanding up to 50% of the lender commitments, a $35.0 million swing line facility for short term borrowings and a $20.0 million letter of credit commitment. Subject to the terms and conditions in the amended credit agreement the total commitments under the facility may be increased up to a total of $400.0 million. The amended facility expires on October 17, 2011, with a one year extension option. In addition, the amended facility contains customary covenants, including financial covenants regarding debt levels, total liabilities, interest coverage, fixed charge coverage ratios, unencumbered properties, permitted investments and others. If a default under the facility exists, our ability to pay dividends is limited to the amount necessary to maintain our status as a REIT unless the default is a payment default or bankruptcy event in which case we are prohibited from paying any dividends.

We also have a $15.0 million unsecured credit facility with City National Bank of Florida, on which there was no outstanding balance as of December 31, 2008 and December 31, 2007. This facility also provides collateral for $527,000 in outstanding letters of credit. In addition, we also have a $55,000 outstanding secured letter of credit with Bank of America.

As of December 31, 2008, the aggregate availability under the both credit facilities was approximately $193.7 million, net of outstanding balances and letters of credit and subject to covenants provided therein.

We may not have sufficient funds on hand to repay balloon amounts on our indebtedness at maturity. Therefore, we plan to refinance such indebtedness either through additional mortgage financings secured by individual properties or groups of properties, by unsecured private or public debt offerings or by additional equity offerings, if available, or through the availability of our credit lines. Our results of operations could be affected if the cost of new debt is greater or lesser than the cost of the maturing debt. If new financing is not available, we could be required to sell assets and our business could be adversely affected. Refer to our risk factors with the caption " Credit markets may affect our ability to refinance maturing debt at a reasonable cost" for additional risks related to liquidity.

Equity. For the year ended December 31, 2008, we issued 711,250 shares of our common stock pursuant to the exercise of stock options at prices ranging from $16.61 to $24.45 per share. No shares were purchased from the Dividend Reinvestment and Stock Purchase Plan which was suspended in March 2006, with approximately 5.4 million shares still available for sale.

On September 24, 2008, we entered into an underwriting agreement with several underwriters with respect to the issue and sale of 2,200,000 shares of our common stock in an underwritten public offering. The shares were offered to the public at $21.47 per share. The issuance of the shares was registered under the Securities Act of 1933 pursuant to our shelf registration statement.

Contemporaneous with the execution of the underwriting agreement, we entered into a common stock purchase agreement with an affiliate of our largest stockholder, Gazit-Globe, Ltd., which may be deemed to be controlled by Chaim Katzman, the chairman of our board of directors. Under the purchase agreement, Gazit's affiliate agreed to purchase 440,000 shares of our common stock at the public offering price in a private placement. In connection with the purchase agreement, we also executed a registration rights agreement granting the investor customary demand and "piggy-back" registration rights.

Future Capital Requirements. We believe, based on currently proposed plans and assumptions relating to our operations, that our existing financial arrangements, together with cash generated from our operations, will be sufficient to satisfy our cash requirements for a period of at least twelve months. In the event that our plans change, our assumptions change or prove to be inaccurate or cash flows from operations or amounts available under existing financing arrangements prove to be insufficient to fund our expansion and development efforts or to the extent we discover suitable acquisition targets the purchase price of which exceeds our existing liquidity, we would be required to seek additional sources of financing. There can be no assurance that any additional financing will be available on acceptable terms or at all, and any future equity financing could be dilutive to existing stockholders. If adequate funds are not available, our business operations could be materially adversely affected.

Distributions. We believe that we currently qualify, and intend to continue to qualify in the future, as a REIT under the Internal Revenue Code. As a REIT, we are allowed to reduce taxable income by all or a portion of our distributions to stockholders. As distributions have exceeded taxable income, no provision for federal income taxes has been made. While we intend to continue to pay dividends to our stockholders, we also will reserve such amounts of cash flow as we consider necessary for the proper maintenance and improvement of our real estate and other corporate purposes while still maintaining our qualification as a REIT. Our cash distributions for the year ended December 31, 2008 were $89.6 million.

Off-Balance-Sheet Arrangements

From time to time, we may have off-balance-sheet joint ventures and other unconsolidated arrangements with varying structures. As of December 31, 2008 we had two unconsolidated joint ventures.

On February 22, 2008, we formed a joint venture with Global Retail Investors, LLC., an entity formed by an affiliate of First Washington Realty, Inc. and the State of California Public Employees' Retirement System. We have a 10% ownership interest in this joint venture. On April 1, 2008, the joint venture agreement was amended and restated in connection with the our sale of seven income producing properties and one outparcel to the joint venture. The aggregate gross sales price of the seven assets was $176.8 million and the assets were sold in two tranches during the quarter ended June 30, 2008. The properties had a net book value of $152.6 million and we recognized a total gain on sale of approximately $18.5 million, which is net of approximately $2.4 million of costs incurred in connection with the defeasance of existing mortgage debt paid for by the purchaser. At the closings, $9.3 million of the sale proceeds were contributed by us to the joint venture as our investment in the joint venture. On November 13, 2008, we sold an additional two properties to the joint venture which had a net book value of $21.9 million, and we recognized a total gain on sale of approximately $3.2 million. At the closings, $1.2 million of the sale proceeds were contributed by us to the joint venture as our investment in the joint venture.

On April 29, 2008, we entered into a joint venture with an affiliate of DRA Advisors, LLC, or DRA, to invest in value-added acquisition opportunities. The joint venture is 80% owned by the affiliate of DRA and 20% owned by us. During 2008, the DRA joint venture completed the acquisition of a portfolio of three properties comprising one office building and two neighborhood shopping centers totaling approximately 503,000 square feet of GLA. As part of this acquisition, we contributed $3.2 million to the venture. Our capital contribution represents our pro-rata portion of the net purchase price, after the assumption by the DRA joint venture of existing mortgage indebtedness. We have agreed to manage all three of the properties and will act as leasing agent for the two retail properties acquired by the joint venture.

In addition, following the end of the year, we entered into a Stock Exchange Agreement pursuant to which we acquired approximately 1.2 million ordinary shares of DIM Vastgoed N.V., or DIM. Under this agreement, we issued 866,373 shares of our common stock as payment for these initial shares and obtained voting rights with respect to an additional 766,573 ordinary shares of DIM, which we have agreed to buy, subject to the satisfaction of certain conditions, on or before January 1, 2011 for additional shares of our stock or cash. As a result of the initial exchange and the voting rights agreement, we have voting control over approximately 74.6% of DIM's outstanding ordinary shares, including the approximately 4.0 million DIM shares we owned prior to year-end and excluding treasury shares. Based on our current assumption that we will demonstrate control over DIM as of the first quarter of 2009, we anticipate consolidating the financial results and balance sheet of DIM into our financial statements at such time.

We consolidate entities in which we own less than a 100% equity interest if we have a controlling interest or are the primary beneficiary in a variable-interest entity, as defined in Financial Interpretation No. 46, *Consolidation of Variable Interest Entities.*

Letters of Credit: As of December 31, 2008, we have pledged letters of credit for $12.9 million as additional security for certain property matters. Substantially all of our letters of credit are issued under our revolving credit facilities.

Construction Commitments: As of December 31, 2008, we have entered into construction commitments and have outstanding obligations to fund $2.2 million, based on current plans and estimates, in order to complete current development and redevelopment projects. These obligations, comprising principally construction contracts, are generally due as the work is performed and are expected to be financed by funds available under our credit facilities.

Operating Lease Obligations: Certain of our properties are subject to ground leases, which are accounted for as operating leases and have annual obligations of approximately $40,000. Additionally, we have operating lease agreements for office space for which we have an annual obligation of approximately $425,000.

Non-Recourse Debt Guarantees: Under the terms of certain non-recourse mortgage loans, we could, under specific circumstances, be responsible for portions of the mortgage indebtedness in connection with certain customary non-recourse carve-out provisions, such as environmental conditions, misuse of funds, and material misrepresentations. In management's judgment, it would be unlikely for us to incur any material liability under these guarantees that will have a material adverse effect on our financial condition, results of operations, or cash flow.

Environmental Matters

We are subject to numerous environmental laws and regulations. The operation of dry cleaning facilities or gas stations at our shopping centers is the principal environmental concern. We require that the tenants who operate these facilities do so in material compliance with current laws and regulations and we have established procedures to monitor their operations. Where available, we have applied and been accepted into state sponsored environmental programs. Several properties in our portfolio will require or are currently undergoing varying levels of environmental remediation. We have environmental insurance policies covering most of our properties.

We believe that the ultimate disposition of currently known environmental matters will not have a material effect on our financial position, liquidity or operations.

Inflation and Recession Considerations

Most of our leases contain provisions designed to partially mitigate any adverse impact of inflation. Most of our leases require the tenant to pay its share of operating expenses, including common area maintenance, real estate taxes and insurance, thereby reducing our exposure to increases in costs and operating expenses resulting from inflation. A small number of our leases also include clauses enabling us to receive percentage rents based on a tenant's gross sales above predetermined levels, which sales generally increase as prices rise, or escalation clauses which are typically related to increases in the Consumer Price Index or similar inflation indices.

Our financial results are affected by general economic conditions in the markets in which our properties are located. An economic recession, or other adverse changes in general or local economic conditions, could result in the inability of some of our existing tenants to meet their lease obligations and could otherwise adversely affect our ability to attract or retain tenants.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Interest Rate Risk. The primary market risk to which we have exposure is interest rate risk. Changes in interest rates can affect our net income and cash flows. As changes in market conditions occur and interest rates increase or decrease, interest expense on the variable component of our debt will move in the same direction. We intend to utilize variable rate indebtedness available under our unsecured revolving credit facilities in order to initially fund future acquisitions, development costs and other operating needs. With respect to our fixed rate mortgage notes and senior unsecured notes, changes in interest rates generally do not affect our interest expense as these notes are at fixed rates for extended terms. Because we have the intent to hold our existing fixed-rate debt either to maturity or until the sale of the associated property, these fixed-rate notes pose an interest rate risk to our results of operations and our working capital position only upon the refinancing of that indebtedness. Our possible risk is from increases in long-term interest rates that may occur as this may increase our cost of refinancing maturing fixed-rate debt. In addition, we may incur prepayment penalties or defeasance costs when prepaying or defeasing fixed-rate debt.

As of December 31, 2008, we had approximately $135.5 million of outstanding floating rate debt (excluding our interest rate swap), including $100.0 million of fixed rate borrowings that we have converted to floating rate borrowings through the use of hedging agreements. We do not believe that the interest rate risk represented by our floating rate debt is material as of December 31, 2008, in relation to our $1.1 billion of outstanding debt, $2.0 billion of total assets and $2.4 billion total market capitalization as of that date.

If interest rates on our variable rate debt increase by 1%, the increase in annual interest expense on our variable rate debt would decrease future earnings and cash flows by approximately $1.4 million. If interest rates on our variable rate debt decrease by 1%, the decrease in interest expense on our variable rate debt would increase future earnings and cash flows by approximately $1.4 million. This assumes that the amount outstanding under our variable rate debt remains at approximately $135.5 million (including the $100.0 million of fixed rate debt converted to floating rate debt through the use of hedging agreements), the balance as of December 31, 2008.

The fair value of our fixed-rate debt is $781.4 million, which includes the mortgage notes and fixed-rate portion of the senior unsecured notes payable (excluding the unamortized premium and the $100.0 million of fixed-rate debt converted to floating-rate debt through maturity). If interest rates increase by 1%, the fair value of our total fixed-rate debt would decrease by approximately $32.8 million. Conversely, if interest rates decrease by 1%, the fair value of our total outstanding debt would increase by approximately $35.0 million. This assumes that our total outstanding fixed-rate debt remains at $781.4 million, the balance as of December 31, 2008.

Hedging. To manage, or hedge, our exposure to interest rate risk, we follow established risk management policies and procedures, including the use of a variety of derivative financial instruments. We do not enter into derivative instruments for speculative purposes. We require that the hedges or derivative financial instruments be effective in managing the interest rate risk exposure that they are designated to hedge. This effectiveness is essential to qualify for hedge accounting. Hedges that meet these hedging criteria are formally designated as such at the inception of the contract. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, resulting in some ineffectiveness, the change in the fair value of the derivative instrument will be included in earnings. Additionally, any derivative instrument used for risk management that becomes ineffective is marked-to-market each period and would be charged to operations.

We are exposed to credit risk in the event of non-performance by the counter-parties to the hedge agreements. We believe that we mitigate our credit risk by entering into these agreements with major financial institutions. Net interest differentials to be paid or received under a swap contract and/or collar agreement are included in interest expense as incurred or earned.

During 2004, concurrent with the issuance of $200.0 million unsecured senior notes, we entered into a $100.0 million notional principal variable rate interest swap with an estimated fair value of $949,000 as of December 31, 2008. This swap converted fixed rate debt to variable rate based on the six-month LIBOR in arrears plus 0.4375%, and matures April 15, 2009.

The estimated fair value of our derivative financial instruments has been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value.

Other Market Risks

As of December 31, 2008, we had no material exposure to any other market risks (including foreign currency exchange risk, commodity price risk or equity price risk).

In making this determination and for purposes of the Securities and Exchange Commission's market risk disclosure requirements, we have estimated the fair value of our financial instruments at December 31, 2008 based on pertinent information available to management as of that date. Although management is not aware of any factors that would significantly affect the estimated fair value amounts as of December 31, 2008, future estimates of fair value and the amounts which may be paid or realized in the future may differ significantly from amounts presented.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and supplementary data required by Regulation S-X are included in this Form 10-K commencing on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, as of December 31, 2008, the end of the period covered by this report. Based on this evaluation, our principal executive officer and principal financial officer concluded as of December 31, 2008 that our disclosure controls and procedures were effective at the reasonable assurance level such that the information relating to us and our consolidated subsidiaries, required to be disclosed in our Securities and Exchange Commission ("SEC") reports (i) is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management Report on Internal Control over Financial Reporting

The report of our management regarding internal control over financial reporting is set forth on page F-1 of this Annual Report on Form 10-K under the caption "Management Report on Internal Control over Financial Reporting" and incorporated herein by reference.

Attestation Report of Independent Registered Public Accounting Firm

The report of our independent registered public accounting firm regarding our internal control over financial reporting is set forth in page F-2 of this Annual Report on Form 10-K under the caption "Report of Independent Registered Public Accounting Firm" and incorporated herein by reference.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting during the quarter ended December 31, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

Incorporated by reference from our definitive proxy statement to be filed within 120 days after the end of our fiscal year covered by this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

Incorporated by reference from our definitive proxy statement to be filed within 120 days after the end of our fiscal year covered by this Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table sets forth information regarding securities authorized for issuance under equity compensation plans as of December 31, 2008

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders[1]	2,110,568	$23.09	3,375,383
Equity compensation plans not approved by security holders	364,660	$24.70	-
Total	2,475,228	$23.32	3,375,383

The other information required by this item is incorporated by reference from our definitive proxy statement to be filed within 120 days after the end of our fiscal year covered by this Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Incorporated by reference from our definitive proxy statement to be filed within 120 days after the end our fiscal year covered by this Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Incorporated by reference from our definitive proxy statement to be filed within 120 days after the end our fiscal year covered by this Form 10-K.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following consolidated financial information is included as a separate section of this Form 10-K:

1. Financial Statements:

Schedules I and V are not required to be filed.

(b) Exhibits: The following exhibits are filed as part of, or incorporated by reference into, this annual report.

EXHIBIT NO.	DESCRIPTION
3.1	Composite Charter of the Company (Exhibit 3.1) (1)
3.2	Amended and Restated Bylaws of the Company (Exhibit 3.2) (2)
4.1	Indenture dated November 9, 1995 between the Company, as successor-by-merger to IRT Property Company, and SunTrust Bank, as Trustee (Exhibit 4(c)) (3)
4.2	Intentionally Omitted
4.3	Intentionally Omitted
4.4	Supplemental Indenture No. 3, dated September 9, 1998, between the Company, as successor-by-merger to IRT Property Company, and SunTrust Bank, as Trustee (Exhibit 4.1) (6)
4.5	Supplemental Indenture No. 4, dated November 1, 1999, between the Company, as successor-by-merger to IRT Property Company, and SunTrust Bank, as Trustee (Exhibit 4.1) (7)
4.6	Supplemental Indenture No. 5, dated February 12, 2003, between the Company and SunTrust Bank, as Trustee (Exhibit 4.1) (8)
4.7	Supplemental Indenture No. 6, dated April 23, 2004, between the Company and SunTrust Bank, as Trustee (Exhibit 4.2) (9)
4.8	Supplemental Indenture No. 7, dated May 20, 2005, between the Company and SunTrust Bank, as Trustee (Exhibit 4.1) (10)
4.9	Indenture, dated September 9, 1998, between the Company, as successor-by-merger to IRT Property Company, and SunTrust Bank, as Trustee (Exhibit 4.2) (6)
4.10	Supplemental Indenture No. 1, dated September 9, 1998, between the Company, as successor-

EXHIBIT NO.	DESCRIPTION
	by-merger to IRT Property Company, and SunTrust Bank, as Trustee (Exhibit 4.3) (6)
4.11	Supplemental Indenture No. 2, dated November 1, 1999, between the Company, as successor-by-merger to IRT Property Company, and SunTrust Bank, as Trustee (Exhibit 4.5) (7)
4.12	Supplemental Indenture No. 3, dated February 12, 2003, between the Company and SunTrust Bank, as Trustee (Exhibit 4.2) (8)
4.13	Supplemental Indenture No. 4, dated March 26, 2004, between the Company and SunTrust Bank, as Trustee (Exhibit 4.1) (11)
4.14	Supplemental Indenture No. 5, dated April 23, 2004, between the Company and SunTrust Bank, as Trustee (Exhibit 4.1) (9)
4.15	Supplemental Indenture No. 6 dated May 20, 2005, between the Company and SunTrust Bank, as Trustee (Exhibit 4.2)(10)
4.16	Supplemental Indenture No. 7 dated September 20, 2005, between the Company and SunTrust Bank, as Trustee (Exhibit 4.1)(12)
4.17	Supplemental Indenture No. 8 dated December 30, 2005, between the Company and SunTrust Bank, as Trustee (Exhibit 4.17) (13)
4.18	Supplemental Indenture No. 9 dated March 10, 2006 between the Company and SunTrust Bank, as Trustee (Exhibit 4.1) (14)
4.19	Supplemental Indenture No. 10 dated August 18, 2006 between the Company and SunTrust Bank, as Trustee (Exhibit 4.1) (15)
4.20	Supplemental Indenture No. 11 dated April 18, 2007, between the Company and U.S. Bank National Association, as Trustee (Exhibit 4.1) (27)
10.1	Form of Indemnification Agreement (Exhibit 10.1)(16)
10.2	1995 Stock Option Plan, as amended (17)*
10.3	Amended and Restated 2000 Executive Incentive Plan (Annex A) (32)*
10.4	Form of Stock Option Agreement for stock options awarded under the Amended and Restated 2000 Executive Incentive Plan (Exhibit 10.3) (19)*
10.5	Form of Restricted Stock Agreement for restricted stock awarded under the Amended and Restated 2000 Executive Incentive Plan (Exhibit 10.4) (19)*
10.6	IRT 1989 Stock Option Plan, assumed by the Company (20)*
10.7	IRT 1998 Long-Term Incentive Plan, assumed by the Company (21)*
10.8	2004 Employee Stock Purchase Plan (Annex B) (18)*
10.9	Registration Rights Agreement, dated as of January 1, 1996 by and among the Company, Chaim Katzman, Gazit Holdings, Inc., Dan Overseas Ltd., Globe Reit Investments, Ltd., Eli Makavy, Doron Valero and David Wulkan, as amended. (Exhibit 10.6, Amendment No. 3) (22)
10.10	Stock Exchange Agreement dated May 18, 2001 among the Company, First Capital Realty Inc. and First Capital America Holding Corp (23)
10.11	Use Agreement, regarding use of facilities, by and between Gazit (1995), Inc. and the Company, dated January 1, 1996. (Exhibit 10.15, Amendment No. 1) (22)
10.12	Subscription Agreement, dated October 4, 2000, made by Alony Hetz Properties & Investments, Ltd. (Exhibit 10.13) (24)
10.13	Stockholders Agreement, dated October 4, 2000, among the Company, Alony Hetz Properties & Investments, Ltd., Gazit-Globe (1982), Ltd., M.G.N. (USA), Inc. and Gazit (1995), Inc. (Exhibit 10.14) (24)
10.14	First Amendment to Stockholders Agreement, dated December 19, 2001, among the Company Alony Hetz Properties & Investments, Ltd., Gazit-Globe (1982), Ltd., M.G.N. (USA), Inc. and Gazit (1995), Inc. (Exhibit 10.15) (24)
10.15	Second Amendment to Stockholders Agreement, dated October 28, 2002, among the Company Alony Hetz Properties & Investments, Ltd., Gazit-Globe (1982), Ltd., M.G.N. (USA), Inc. and Gazit (1995), Inc. (25)
10.16	Third Amendment to Stockholders Agreement, dated May 23, 2003, among the Company Alony Hetz Properties & Investments, Ltd., Gazit-Globe (1982), Ltd., M.G.N. (USA), Inc. and Gazit (1995), Inc. (9)
10.17	Chairman Compensation Agreement effective as of January 1, 2007 between the Company and Chaim Katzman (Exhibit 10.1) (26)*
10.18	First Amended and Restated Employment Agreement effective as of September 15, 2006 between the Company and Jeffrey S. Olson (Exhibit 10.2) (26)*
10.19	Employment Agreement effective as of November 15, 2006 between the Company and Gregory R. Andrews (Exhibit 10.3) (26)*

EXHIBIT NO.	DESCRIPTION
10.20	Employment Agreement, effective as of March 14, 2008 between the Company and Thomas Caputo (Exhibit 10.1) (33)*
10.21	Fourth Amendment to Stockholders Agreement, dated June 23, 2004, among the Company, Alony-Hetz Properties & Investments, Ltd., Gazit-Globe, Ltd., MGN (USA), Inc. and Gazit (1995), Inc.
10.22	Registration Rights Agreement, dated October 28, 2002, between the Company and certain Purchasers (Exhibit 99.3) (28)
10.23	Second Amended and Restated Credit Agreement, dated as of October 17, 2008, among the Company, each of the financial institutions initially a signatory thereto, SunTrust Bank, as Syndication Agent, Bank of America, N.A. and PNC Bank National Association, as Co-Documentation Agents, and Wells Fargo Bank, National Association as contractual representative of the Lenders to the extent and manner provided in Article XII and as Sole Lead Arranger. (Exhibit 10.1) (29)
10.24	Clarification Agreement and Protocol, dated as of January 1, 2004, among the Company and Gazit-Globe (1982), Ltd. (Exhibit 10.2) (30)
10.25	Equity One, Inc. Non-Qualified Deferred Compensation Plan. (Exhibit 10.1) (31)*
10.26	Employment Agreement effective as of July 30, 2007 between the Company and Thomas McDonough (Exhibit 10.2) (34)
10.27	Employment Agreement effective as of January 2, 2007 between the Company and Arthur L. Gallagher (Exhibit 10.1) (34)
10.28	Registration Rights Agreement made as of September 23, 2008 by and among the Company and MGN America LLC (Exhibit 10.2) (35)
10.29	Common Stock Purchase Agreement made as of September 23, 2008 by and between the Company and MGN America, LLC (Exhibit 10.14) (35)
10.30	Senior Officers Voluntary Salary Reduction Letter effective as of February 6, 2009 (Exhibit 10.1) (36)*
12.1	Ratios of Earnings to Fixed Charges
21.1	List of Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002

*Identifies employee agreements, management contracts, compensatory plans or other arrangements.

---

(1) Previously filed as an exhibit to our Quarterly Report on Form 10-Q for the period ended June 30, 2002, and incorporated by reference herein.

(2) Previously filed as an exhibit to our Annual Report on Form 10-K for the period ended December 31, 2003, and incorporated by reference herein.

(3) Previously filed by IRT Property Company as an exhibit to IRT's Annual Report on Form 10-K for the period ending December 31, 1995, and incorporated by reference herein.

(4) Intentionally Omitted.

(5) Intentionally Omitted.

(6) Previously filed by IRT Property Company as an exhibit to IRT's Current Report on Form 8-K filed on September 15, 1998, and incorporated by reference herein.

(7) Previously filed by IRT Property Company as an exhibit to IRT's Current Report on Form 8-K filed on November 12, 1999, and incorporated by reference herein.

(8) Previously filed as an exhibit to our Current Report on Form 8-K filed on February 20, 2003, and incorporated by reference herein.

(9) Previously filed as an exhibit to our Quarterly Report on Form 10-Q for the period ended March 31, 2004, and incorporated by reference herein.

(10) Previously filed as an exhibit to our Quarterly Report on Form 10-Q for the period ended June 30, 2005, and incorporated by reference herein.

(11) Previously filed as an exhibit to our Current Report on Form 8-K filed on March 31, 2004, and incorporated by reference herein.

(12) Previously filed as an exhibit to our Current Report on Form 8-K filed on September 20, 2005, and incorporated by reference herein.

(13) Previously filed as an exhibit to our Annual Report on Form 10-K on March 3, 2006, and incorporated by reference herein.

(14) Previously filed as an exhibit to our Current Report on Form 8-K on March 13, 2006, and incorporated by reference herein.

(15) Previously filed as an exhibit to our Current Report on Form 8-K filed on August 22, 2006, and incorporated by reference herein.

(16) Previously filed as an exhibit to our Annual Report on Form 10-K on March 16, 2005, and incorporated by reference herein.

(17) Previously filed with our definitive Proxy Statement for the Annual Meeting of Stockholders held on June 30, 1999, and incorporated herein by reference.

(18) Previously filed with our definitive Proxy Statement for the Annual Meeting of Stockholders held on May 21, 2004, and incorporated herein by reference.

(19) Previously filed with our Current Report on Form 8-K filed on February 18, 2005, and incorporated by reference herein.

(20) Previously filed by IRT Property Company as an exhibit to IRT's Current Report on Form 8-K filed on March 22, 1989, and incorporated herein by reference.

(21) Previously filed by IRT Property Company with IRT's definitive Proxy Statement for the Annual Meeting of Stockholders held on May 22, 1998, and incorporated herein by reference.

(22) Previously filed with our Registration Statement on Form S-11, as amended (Registration No. 333-3397), and incorporated herein by reference.

(23) Previously filed as Appendix A to our definitive Proxy Statement for the Special Meeting of Stockholders held on September 6, 2001 and incorporated herein by reference.

(24) Previously filed with our Annual Report Form 10-K/A filed on March 18, 2002, and incorporated herein by reference.

(25) Previously filed as Exhibit 10.1 to our Quarterly Report on Form 10-Q for the period ended September 30, 2002, and incorporated by reference herein.

(26) Previously filed as an exhibit to our Quarterly Report on Form 10-Q on November 9, 2006, and incorporated by reference herein.

(27) Previously filed as an exhibit to our Current Report on Form 8-K filed on April 20, 2007, and incorporated by reference herein.

(28) Previously filed as Exhibit 2.1 to our Current Report on Form 8-K filed on October 30, 2002, and incorporated by reference herein.

(29) Previously filed as an exhibit to our Current Report on Form 8-K filed on October 23, 2008, and incorporated by reference herein.

(30) Previously filed as an exhibit to our Current Report on Form 8-K filed on March 16, 2004, and incorporated by reference herein.

(31) Previously filed as an exhibit to our Current Report on Form 8-K filed on July 7, 2005, and incorporated by reference herein.

(32) Previously filed as Annex A to our definitive Proxy Statement for the Annual Meeting of Stockholders held on June 4, 2007 and incorporated herein by reference

(33) Previously filed as an exhibit to our Current Report on Form 8-K filed on March 18, 2008, and incorporated by reference herein.

(34) Previously filed as an exhibit to our Quarterly Report on Form 10-Q filed on May 5, 2008, and incorporated by reference herein.

(35) Previously filed as an exhibit to our Current Report on Form 8-K filed on September 29, 2008, and incorporated by reference herein.

(36) Previously filed as an exhibit to our Current Report on Form 8-K filed on February 6, 2009, and incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2009

EQUITY ONE, INC.

By: /s/ Jeffrey S. Olson
Jeffrey S. Olson
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities, and on the dates indicated.

SIGNATURE	TITLE	DATE
/s/ Jeffrey S. Olson Jeffrey S. Olson	Chief Executive Officer and Director (Principal Executive Officer)	February 28, 2009
/s/ Gregory R. Andrews Gregory R. Andrews	Executive Vice President and Chief Financial Officer (Principal Accounting and Financial Officer)	February 28, 2009
/s/ Chaim Katzman Chaim Katzman	Chairman of the Board	February 28, 2009
/s/ Noam Ben-Ozer Noam Ben-Ozer	Director	February 28, 2009
____________ James S. Cassel	Director	February 28, 2009
/s/ Cynthia Cohen Cynthia Cohen	Director	February 28, 2009
/s/ Neil Flanzraich Neil Flanzraich	Director	February 28, 2009
/s/ Nathan Hetz Nathan Hetz	Director	February 28, 2009
/s/ Peter Linneman Peter Linneman	Director	February 28, 2009
/s/ Dori J. Segal Dori J. Segal	Director	February 28, 2009

EQUITY ONE, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

Management Report on Internal Control over Financial Reporting

The management of Equity One, Inc. and subsidiaries (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting, defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934, as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting, which requires the use of certain estimates and judgments, and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and

- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Reasonable assurance is based on the premise that the cost of internal controls should not exceed the benefits derived. Reasonable assurance includes the understanding that there is a remote likelihood that material misstatements will not be prevented or detected in a timely manner. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, the Company's management used the criteria set forth by the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2008, the Company's internal control over financial reporting is effective.

Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's independent registered public accounting firm has issued a report on the Company's internal control over financial reporting. This report appears on the following page of this Form 10-K.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Equity One, Inc.

We have audited Equity One, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Equity One, Inc. and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Equity One, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Equity One, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008 of Equity One, Inc. and subsidiaries and our report dated February 27, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

February 27, 2009
Miami, Florida

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Dirctors and Stockholders
Equity One, Inc.

We have audited the accompanying consolidated balance sheets of Equity One, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2008. Our audits also included the financial statement schedules listed in the Index at Item 15(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Equity One, Inc. and subsidiaries at December 31, 2008 and 2007, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 2 to the consolidated financial statements, the Company adopted SFAS No. 123(R), "Share-Based Payment," applying the modified prospective method at the beginning of fiscal year 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Equity One, Inc. and subsidiaries' internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 27, 2009 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
Certified Public Accountants

February 27, 2009
Miami, Florida

EQUITY ONE, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2008 and 2007
(In thousands)

	December 31, 2008	December 31, 2007
ASSETS		
Properties:		
Income producing	$ 1,900,513	$ 2,047,993
Less: accumulated depreciation	(196,151)	(172,651)
Income-producing properties, net	1,704,362	1,875,342
Construction in progress and land held for development	74,371	81,574
Properties held for sale	-	323
Properties, net	1,778,733	1,957,239
Cash and cash equivalents	5,355	1,313
Cash held in escrow	-	54,460
Accounts and other receivables, net	12,209	14,148
Investment and advances in unconsolidated joint ventures	11,745	-
Securities	160,585	72,299
Goodwill	11,845	12,496
Other assets	55,791	62,429
TOTAL ASSETS	$ 2,036,263	$ 2,174,384
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Notes Payable		
Mortgage notes payable	$ 371,077	$ 397,112
Unsecured revolving credit facilities	35,500	37,000
Unsecured senior notes payable	657,913	744,685
	1,064,490	1,178,797
Unamortized/unaccreted discount/premium on notes payable	5,225	10,042
Total notes payable	1,069,715	1,188,839
Other liabilities		
Accounts payable and accrued expenses	27,778	30,499
Tenant security deposits	8,908	9,685
Other liabilities	19,375	28,440
Total liabilities	1,125,776	1,257,463
Minority interest	989	989
Commitments and contingencies	-	-
Stockholders' equity:		
Preferred stock, $0.01 par value – 10,000 shares authorized but unissued	-	-
Common stock, $0.01 par value – 100,000 shares authorized, 76,198 and 73,300 shares issued and outstanding for 2008 and 2007, respectively	762	733
Additional paid-in capital	967,514	906,174
(Distributions in excess of earnings) / retained earnings	(36,617)	17,987
Accumulated other comprehensive loss	(22,161)	(8,962)
Total stockholders' equity	909,498	915,932
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 2,036,263	$ 2,174,384

See accompanying notes to consolidated financial statements.

EQUITY ONE, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
Years Ended December 31, 2008, 2007 and 2006
(In thousands, except per share amounts)

	2008	2007	2006
REVENUE:			
Minimum rent	$ 183,412	$ 189,422	$ 171,834
Expense recoveries	51,927	53,324	49,004
Percentage rent	1,901	2,200	2,032
Management and leasing services	1,789	1,163	2,067
Total revenue	239,029	246,109	224,937
COSTS AND EXPENSES:			
Property operating	64,384	62,755	59,391
Rental property depreciation and amortization	45,527	45,989	40,206
General and administrative	31,957	28,200	31,905
Total costs and expenses	141,868	136,944	131,502
INCOME BEFORE OTHER INCOME AND EXPENSE, MINORITY INTEREST AND DISCONTINUED OPERATIONS	97,161	109,165	93,435
OTHER INCOME AND EXPENSE:			
Investment income	10,332	7,321	7,479
Equity in income in unconsolidated joint ventures	108	-	1,853
Other income	967	310	303
Interest expense	(60,851)	(66,520)	(53,732)
Amortization of deferred financing fees	(1,629)	(1,678)	(1,484)
Loss on sale of fixed assets	-	(283)	-
Gain on sale of real estate	21,542	2,018	2,545
Gain on extinguishment of debt	6,473	-	251
Impairment loss	(37,543)	(430)	-
INCOME BEFORE MINORITY INTEREST, INCOME TAXES AND DISCONTINUED OPERATIONS	36,560	49,903	50,650
(Provision) benefit for income taxes	(1,015)	272	-
Minority Interest	(112)	(112)	(206)
INCOME FROM CONTINUING OPERATIONS	35,433	50,063	50,444
DISCONTINUED OPERATIONS:			
Operations of income-producing properties sold	132	(82)	6,951
(Loss) gain on disposal of income-producing properties	(557)	19,404	119,560
(Loss) income from discontinued operations	(425)	19,322	126,511
NET INCOME	$ 35,008	$ 69,385	$ 176,955
EARNINGS (LOSS) PER COMMON SHARE - BASIC:			
Continuing operations	$ 0.48	$ 0.68	$ 0.68
Discontinued operations	(0.01)	0.27	1.72
	$ 0.47	$ 0.95	$ 2.40
Number of Shares Used in Computing Basic Earnings per Share	74,075	73,091	73,598
EARNINGS (LOSS) PER COMMON SHARE - DILUTED:			
Continuing operations	$ 0.48	$ 0.68	$ 0.68
Discontinued operations	(0.01)	0.27	1.70
	$ 0.47	$ 0.95	$ 2.38
Number of Shares Used in Computing Diluted Earnings per Share	74,222	73,362	74,324

See accompanying notes to consolidated financial statements.

EQUITY ONE, INC. AND SUBSIDIARIES
Consolidated Statements of Comprehensive Income
Years ended December 31, 2008, 2007 and 2006
(In thousands)

	2008	2007	2006
NET INCOME	$ 35,008	$ 69,385	$ 176,955
OTHER COMPREHENSIVE INCOME:			
Net unrealized holding (loss) gain on securities available for sale	(36,562)	(1,386)	(9,780)
Reclassification adjustment for other than temporary impairment loss on securities available for sale	23,174	-	-
Changes in fair value of cash flow hedges	-	75	(2,574)
Reclassification adjustment for gain on the sale of securities and cash flow hedges included in net income	15	2,322	29
Net realized gain (loss) of interest rate contracts included in net income	102	(2,498)	1,543
Net amortization of interest rate contracts	72	23	(120)
Other comprehensive income adjustment	(13,199)	(1,464)	(10,902)
COMPREHENSIVE INCOME	$ 21,809	$ 67,921	$ 166,053

See accompanying notes to consolidated financial statements.

EQUITY ONE, INC. AND SUBSIDIARIES
Consolidated Statement of Stockholders' Equity
For the years ended December 31, 2008, 2007 and 2006
(In thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Unamortized Restricted Stock Compensation	Notes Receivable from the Issuance of Common Stock	Total Stockholders' Equity
BALANCE, JANUARY 1, 2006	$ 754	$ 955,378	$ 22,950	$ 3,404	$ (9,692)	$ (65)	$ 972,729
Cumulative effect of change in accounting principle	(5)	(5,188)	-	-	9,692	-	4,499
Issuance of common stock	9	8,074	-	-	-	-	8,083
Stock issuance cost	-	(69)	-	-	-	-	(69)
Repurchase of common stock	(30)	(69,073)	-	-	-	-	(69,103)
Share-based compensation expense	-	6,125	-	-	-	-	6,125
Repayments of notes receivable from issuance of common stock	-	-	-	-	-	65	65
Net income	-	-	176,955	-	-	-	176,955
Dividends declared	-	-	(162,704)	-	-	-	(162,704)
Other comprehensive income adjustment	-	-	-	(10,902)	-		(10,902)
BALANCE, DECEMBER 31, 2006	728	895,247	37,201	(7,498)	-	-	925,678
Issuance of common stock	5	3,877	-	-	-	-	3,882
Share-based compensation expense	-	7,050	-	-	-	-	7,050
Net income	-	-	69,385	-	-	-	69,385
Dividends declared	-	-	(88,599)	-	-	-	(88,599)
Other comprehensive income adjustment	-	-	-	(1,464)	-	-	(1,464)
BALANCE, DECEMBER 31, 2007	733	906,174	17,987	(8,962)	-	-	915,932
Issuance of common stock	29	57,073	-	-	-	-	57,102
Stock issuance cost	-	(2,161)	-	-	-	-	(2,161)
Share-based compensation expense	-	6,428	-	-	-	-	6,428
Net income	-	-	35,008	-	-	-	35,008
Dividends declared	-	-	(89,612)	-	-	-	(89,612)
Other comprehensive income adjustment	-	-	-	(13,199)	-	-	(13,199)
BALANCE, DECEMBER 31, 2008	$ 762	$ 967,514	$ (36,617)	$ (22,161)	$ -	$ -	$ 909,498

See accompanying notes to consolidated financial statements.

EQUITY ONE, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended December 31, 2008, 2007 and 2006
(In thousands)

	2008	2007	2006
OPERATING ACTIVITIES:			
Net income	$ 35,008	$ 69,385	$ 176,955
Adjustments to reconcile net income to net cash provided by operating activities:			
Straight line rent adjustment	(829)	(1,582)	(4,066)
Amortization/accretion of above (below) market lease intangibles	(3,708)	(4,586)	(2,612)
Change in deferred income taxes	1,045		
Provision for losses on accounts receivable	2,214	1,559	742
Accretion of discount on available-for-sale securities	(413)		
Amortization of premium on notes payable	(1,900)	(2,102)	(5,864)
Amortization of deferred financing fees	1,629	1,684	1,503
Rental property depreciation and amortization	46,406	47,514	44,791
Share-based payments	6,428	7,050	6,125
Amortization of derivatives	(29)	23	(120)
Gain on disposal of real estate and income-producing properties	(20,985)	(21,423)	(122,105)
Impairment loss	37,543	3,360	-
Gain on extinguishment of debt	(6,473)	491	-
Loss on sale of fixed assets	-	283	-
Gain on sale of securities	-	(325)	(282)
Equity in income of unconsolidated joint ventures	(108)	-	(1,853)
Operating distributions from unconsolidated joint ventures	169	-	1,373
Minority interest	112	112	206
Changes in assets and liabilities:			
Accounts and other receivables	(264)	3,262	(1,988)
Other assets	1,395	8,465	1,807
Accounts payable and accrued expenses	(7,128)	(2,191)	2,946
Tenant security deposits	(777)	63	60
Other liabilities	(2,704)	(4,026)	(2,975)
Net cash provided by operating activities	86,631	107,016	94,643
INVESTING ACTIVITIES:			
Additions to and purchases of rental property	$ (9,714)	$ (107,587)	$ (186,006)
Land held for development	(87)	(2,651)	(45,784)
Additions to construction in progress	(30,447)	(15,212)	(47,429)
Proceeds from disposal of rental properties	191,905	71,273	411,090
Increase in cash held in escrow	54,460	(52,913)	(1,547)
Investments in joint ventures	(17,178)		
Advances to joint ventures	(265)		
Distributions of capital from joint ventures	2,966		
Increase in deferred leasing costs	(5,936)	(3,884)	(6,163)
Additions to notes receivable	(3)	(14)	(33)
Proceeds from repayment of notes receivable	22	4,745	5,735
Proceeds from sale of securities	250	2,822	12,852
Purchase of securities	(134,667)	(1,181)	(29,837)
Distributions from (to) unconsolidated joint ventures from sale of property	-	-	1,935
Net cash provided by (used in) investing activities	51,306	(104,602)	114,813
FINANCING ACTIVITIES:			
Repayments of mortgage notes payable	$ (78,316)	$ (22,270)	$ (88,880)
Borrowings under mortgage notes	65,000	-	-
Net repayments under revolving credit facilities	(1,500)	(39,500)	(16,665)
Proceeds from senior debt offerings	-	148,874	246,868
Repayment of senior debt	(81,518)	-	(125,000)
Cash paid for settlement of interest rate contracts	-	(2,498)	-
Change in deferred financing costs	(2,779)	(878)	(1,947)
Proceeds from issuance of common stock	57,102	3,882	8,083
Repayment of notes receivable from issuance of common stock	-	-	65
Stock issuance costs	(2,161)	-	(69)
Repurchase of common stock	-	-	(69,103)
Cash dividends paid to stockholders	(89,611)	(88,599)	(162,704)
Distributions to minority interest	(112)	(112)	(206)
Net cash used in financing activities	(133,895)	(1,101)	(209,558)
Net increase in cash and cash equivalents	4,042	1,313	(102)
Cash and cash equivalents at beginning of the year	1,313	-	102
Cash and cash equivalents at end of the year	$ 5,355	$ 1,313	$ -

EQUITY ONE, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2008, 2007 and 2006
(In thousands)

	2008	2007	2006
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:			
Cash paid for interest (net of capitalized interest of $2.9 million, $3.2 million and $5.8 million in 2008, 2007 and 2006, respectively)	$ 65,413	$ 66,386	$ 57,684
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Change in unrealized holding loss on securities	$ (36,562)	$ (1,386)	$ (9,753)
Change in cash flow hedges	$ -	$ 75	$ (2,574)
The Company acquired and assumed mortgages on the acquisition of certain rental properties:			
Fair value of rental property	$ -	$ 69,069	$ 58,551
Assumption of mortgage notes payable	-	(27,740)	(33,602)
Fair value adjustment of mortgage notes payable	-	(1,974)	(1,863)
Cash paid for rental property	$ -	$ 39,355	$ 23,086
The Company issued senior unsecured notes:			
Face value of notes		$ 150,000	$ 250,000
Underwriting Costs	-	(975)	(1,624)
Discount	-	(151)	(1,508)
Cash received	$ -	$ 148,874	$ 246,868

(Concluded)

See accompanying notes to the consolidated financial statements.

1. Organization and Basis of Presentation

Organization

Equity One, Inc. operates as a self-managed real estate investment trust ("REIT") that principally acquires, renovates, develops and manages neighborhood and community shopping centers anchored by leading supermarkets, drug stores or discount retail store chains. As of December 31, 2008, our property portfolio comprises 160 properties, including 146 shopping centers consisting of approximately 16.0 million square feet of gross leasable area ("GLA"), four development/redevelopment properties, six non-retail properties and four parcels of land. As of December 31, 2008, our core portfolio was 92.1% leased and included national, regional and local tenants.

We currently own a 10% interest in GRI-EQY I, LLC ("GRI Venture"), which owns ten neighborhood shopping centers totaling approximately 1.4 million square feet of GLA as of December 31, 2008. The GRI Venture's properties were 97.3% leased at December 31, 2008. Additionally, we own a 20% interest in G&I VI Investment South Florida Portfolio, LLC ("DRA Venture") which owns one office building and two neighborhood shopping centers totaling approximately 503,000 square feet of GLA as of December 31, 2008. The DRA Venture's properties were 67.6% leased at December 31, 2008.

Basis of Presentation

The consolidated financial statements include the accounts of Equity One, Inc. and its wholly-owned subsidiaries and those partnerships where it has financial and operating control. Equity One, Inc. and its subsidiaries are hereinafter referred to as the "consolidated companies", the "Company", "we", "our", "us" or similar terms. All significant intercompany transactions and balances have been eliminated in consolidation. Certain prior-period data have been reclassified to conform to the current period presentation.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Properties

Income-producing properties are stated at cost, less accumulated depreciation and amortization. Costs include those related to acquisition, development and construction, including tenant improvements, interest incurred during development, costs of predevelopment and certain direct and indirect costs of development. Costs related to unsuccessful acquisition opportunities are expensed when it is probable that we will not be successful in the acquisition.

Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets, as follows:

Buildings	30-40 years
Buildings and Land Improvements	5-40 years
Tenant improvements	Lesser of minimum lease term or economic useful life
Furniture and Equipment	5-7 years

Expenditures for ordinary maintenance and repairs are expensed to operations as they are incurred. Significant renovations and improvements that improve or extend the useful lives of assets are capitalized. The useful lives of amortizable intangible assets are evaluated each reporting period with any changes in estimated useful lives being accounted for over the revised remaining useful life.

Cash and Cash Equivalents

We consider liquid investments with a purchase date life to maturity of three months or less to be cash equivalents.

Cash Held in Escrow

Cash held in escrow represents the cash proceeds of property sales that were held by qualified intermediaries in anticipation of the acquisition of replacement properties in tax-free exchanges under Section 1031 of the Internal Revenue Code.

Accounts Receivable

Accounts receivable includes amounts billed to tenants and accrued expense recoveries due from tenants. We make estimates of the un-collectability of our accounts receivable related to base rents, straight-line rent balances, expense reimbursements and other revenues. We analyze accounts receivable and historical bad debt levels, customer credit worthiness and current economic trends when evaluating the adequacy of the allowance for doubtful accounts using the specific identification method. In addition, tenants in bankruptcy are analyzed and estimates are made in connection with the expected recovery of pre-petition and post-petition claims. Our reported net income is directly affected by management's estimate of the collectability of accounts receivable.

The allowance for doubtful accounts was approximately $3.1 million and $2.2 million at December 31, 2008 and December 31, 2007, respectively.

Long-lived Assets

We evaluate the carrying value of long-lived assets, including definite-lived intangible assets, when events or changes in circumstances indicate that the carrying value may not be recoverable. Such events and circumstances include, but are not limited to, significant decreases in the market value of the asset, adverse changes in the extent or manner in which the asset is being used, significant changes in business conditions, or cash flows associated with the use of the assets. The carrying value of a long-lived asset is considered impaired when the total projected undiscounted cash flows from such asset is separately identifiable and is less than its carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. For long-lived assets to be held and used, fair value of fixed (tangible) assets and definite-lived intangible assets is determined primarily using either the projected cash flows discounted at a rate commensurate with the risk involved or an appraisal. For long-lived assets to be disposed of by sale or other than by sale, fair value is determined in a similar manner, except that fair values are reduced for disposal costs. At December 31, 2008, we reviewed the operating properties and construction in progress for impairment on a property-by-property and project-by-project basis in accordance with SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived* Assets ("SFAS 144"), as we determined the current economic conditions to be a general indicator of impairment.

Each property was assessed individually and as a result, the assumptions used to derive future cash flows varied by property or project. These key assumptions are dependent on property-specific conditions and are inherently uncertain. The factors that may influence the assumptions include:

- historical project performance, including current occupancy, projected capitalization rates and net operating income;
- competitors' presence and their actions;
- properly specific attributes such as location desirability, anchor tenants and demographics;
- current local market economic and demographic conditions; and
- future expected capital expenditures and the timing before net operating income is stabilized.

After considering these factors, we project future cash flows for each property based on management's intention for the respective properties (hold period) and, if appropriate, an assumed sale at the final year of the hold period using a projected capitalization rate. If the resulting carrying amount of the project exceeds the estimated undiscounted cash flows (including the projected sale using a capitalization rate) from the property, an impairment charge would be recognized to reduce the carrying value of the project to its fair value. Fair value would be determined by applying a risk adjusted discount rate to the future estimated cash flows for each project.

Properties Held for Sale

Under SFAS 144, the definition of a component of an entity, assuming no significant continuing involvement, requires that income producing properties that are sold or classified as held for sale be accounted for as discontinued operations. Accordingly, the results of operations of income producing properties disposed of or classified as held for sale for which we have no significant continuing involvement are reflected as discontinued operations. Given the nature of real estate sales contracts, it is customary for such contracts to allow potential buyers a period of time to evaluate the property prior to becoming committed to its acquisition. In addition, certain conditions to the closing of a sale, such as financing contingencies, often remain following the completion of the buyer's due diligence review. As a result, properties under contract may not close within the expected time period, or may not close at all. However, notwithstanding these conditions, if we determine that the property meets the criteria of SFAS 144 and is likely to close within the time requirements, we typically classify a property as "discontinued operations" following completion of the buyer's due diligence review. Otherwise, if we are unable to make such a determination, we do not classify a property as "discontinued operations" until all buyer contingencies are removed or it is sold.

Construction in Progress and Land Held for Development

Properties also include construction in progress and land held for development. These properties are carried at cost and no depreciation is recorded. Properties undergoing significant renovations and improvements are considered under development. All direct and indirect costs related to development activities are capitalized into construction in progress and land held for development on our consolidated balance sheets. Costs incurred include predevelopment expenditures directly related to a specific project including development and construction costs, interest, insurance and real estate tax expense. Indirect development costs include employee salaries and benefits, travel and other related costs that are directly associated with the development of the property. The capitalization of such expenses ceases when the property is ready for its intended use and has reached stabilization but no later than one-year from substantial completion of construction activity. If we determine that a project is no longer viable, all predevelopment project costs are immediately expensed. Similar costs related to properties not under development are expensed as incurred.

Our method of calculating capitalized interest is based upon applying our weighted average borrowing rate to the actual costs incurred. Total interest capitalized to construction in progress and land held for development was $2.9 million, $3.2 million, and $5.8 million for the years ended December 31, 2008, 2007 and 2006, respectively.

Investments In Unconsolidated Joint Ventures

We analyze our joint ventures under Financial Accounting Standards Board ("FASB") Interpretation No. 46 (revised December 2003), *Consolidation of Variable Interest Entities* ("FIN 46R"), an interpretation of Accounting Research Bulletin No. 51 ("ARB No. 51"), as well as Emerging Issues Task Force No. 04-5, *Determining Whether a General Partner, or General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights* ("EITF 04-5") and the American Institute of Certified Public Accountants (AICPA) Statement of Position 78-9, *Accounting for Investments in Real Estate Ventures* ("SOP 78-9") in order to determine whether the entity should be consolidated. If it is determined that these investments do not require consolidation because the entities are not variable interest entities ("VIEs") in accordance with FIN 46R, we are not considered the primary beneficiary of the entities determined to be VIEs, we do not have voting control, and/or the limited partners (or non-managing members) have substantive participatory rights, then the selection of the accounting method used to account for our investments in unconsolidated joint ventures is generally determined by our voting interests and the degree of influence we have over the entity.

We use the equity method of accounting for investments in unconsolidated joint ventures when we own more than 20% but less than 50% of the voting interests and have significant influence but do not have a controlling financial interest, or if we own less than 20% of the voting interests but have determined that we have significant influence. Under the equity method, our proportionate share of earnings or losses earned by the joint venture is recognized in equity in income (loss) of unconsolidated joint ventures in the accompanying consolidated statements of operations.

Securities

Our investments in securities are classified as available-for-sale and recorded at fair value based on current market prices. Changes in the fair value of the securities investments are included in accumulated other comprehensive income, except other-than-temporary decreases in fair value, which are recognized immediately as a change to earnings. We evaluate our investments in available-for-sale securities, such as our investment in DIM and our other debt and equity securities, for other-than-temporary declines each reporting period in accordance with Financial Accounting Standard 115, *Accounting for Certain Investments in Debt and Equity Securities* ("FAS 115"), FASB Staff Position 115-1, *The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments* ("FSP 115-1"), and Securities and Exchange Commission Staff Accounting Bulletin 103, *Update of Codification of Staff Accounting Bulletins*, ("SAB 103"). We performed this impairment review with respect to our investments for the year ended December 31, 2008, and recorded impairment during that period in the aggregate amount of $33.2 million. We considered the following quantitative and qualitative factors to determine if an impairment adjustment was needed:

- our intent and ability to hold the securities for a period of time sufficient to allow for any anticipated recovery in fair value;
- the financial and operational condition of the company underlying the security;
- market and economic conditions that might affect the investments' prospects;
- the extent to which fair value is below our cost basis and the period of time over which the decline has existed; and
- various other factors that could be indicators of the recoverability of the investment.

For expanded detail on the qualitative factors considered in the 2008 impairment review, refer to Note 8, Impairment Loss.

Goodwill

Goodwill reflects the excess of cost over the fair value of net assets acquired in various business acquisitions. We adopted SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), on January 1, 2002.

We are required to perform annual, or more frequently in certain circumstances, impairment tests of our goodwill. We have elected to test for goodwill impairment in November of each year. The goodwill impairment test is a two-step process that requires us to make decisions in determining appropriate assumptions to use in the calculation. The first step consists of estimating the fair value of each reporting unit and comparing those estimated fair values with the carrying values, which include the allocated goodwill. If the estimated fair value is less than the carrying value, a second step is performed to compute the amount of the impairment by determining an "implied fair value" of goodwill. The determination of each reporting unit's (each property is considered a reporting unit) implied fair value of goodwill requires us to allocate the estimated fair value of the reporting unit to its assets and liabilities. Any unallocated fair value represents the implied fair value of goodwill which is compared to its corresponding carrying amount. For the year ended December 31, 2008, we recorded $531,700 of goodwill impairment.

We cannot predict the occurrence of certain future events that might adversely affect the reported value of goodwill, which totaled approximately $11.8 million at December 31, 2008. Such events include, but are not limited to, strategic decisions made in response to economic and competitive conditions, the impact of the economic environment on our tenants, or a materially negative change in our relationships with significant tenants.

Goodwill was included in the determination of the gain on disposal of real estate due to the disposition of certain properties. For the years ended December 31, 2008, 2007 and 2006, $112,000, $595,000 and $604,000, respectively, was included in the gains on sale for these periods.

For expanded detail on the qualitative factors considered in the 2008 impairment review, refer to Note 8, Impairment Loss.

Deferred Costs and Intangibles

Deferred costs, intangible assets included in other assets, and intangible liabilities included in other liabilities consist of loan origination fees, leasing costs and the value of intangible assets when a property was acquired. Loan and other fees directly related to rental property financing with third parties are amortized over the term of the loan using the effective interest method. Direct salaries, third-party fees and other costs incurred by us to originate a lease are capitalized and are being amortized against the respective leases using the straight-line method over the term of the related leases. Intangible assets consist of in-place lease values, tenant origination costs and above-market rents that were recorded in connection with the acquisition of the properties. Intangible liabilities consist of below-market rents that are also recorded in connection with the acquisition of properties. Both intangible assets and liabilities are amortized accreted using the straight-line method over the term of the related leases. When a lease is terminated early, any remaining unamortized balances under lease intangible assets or liabilities are expensed.

Deposits

Deposits included in other assets comprise funds held by various institutions for future payments of property taxes, insurance and improvements, utility and other service deposits.

Minority Interest

On January 1, 1999, Equity One (Walden Woods) Inc., a wholly-owned subsidiary of ours, entered into a limited partnership as a general partner. An income-producing shopping center ("Walden Woods Village") was contributed by its owners (the "Minority Partners"), and we contributed 93,656 shares of our common stock (the "Walden Woods Shares") to the limited partnership at an agreed-upon price of $10.30 per share. Based on this per share price and the net value of property contributed by the Minority Partners, the limited partners received 93,656 partnership units. We have entered into a Redemption Agreement with the Minority Partners whereby the Minority Partners can request that we purchase either their limited partnership units or any shares of common stock that they may receive in exchange for their partnership units at a price of $10.30 per unit or per share at any time before January 1, 2014. Because of the Redemption Agreement, we consolidate the accounts of the partnership with our financial data. We have also entered into a Conversion Agreement with the Minority Partners under which, following notice, the Minority Partners can convert their partnership units into Walden Woods Shares. In addition, under the terms of the limited partnership agreement, the Minority Partners do not have an interest in the Walden Woods Shares except to the extent of dividends. Accordingly, a preference in earnings has been allocated to the Minority Partners to the extent of the dividends declared. The Walden Woods Shares are not considered outstanding in our consolidated financial statements and are excluded from the share count in the calculation of primary earnings per share.

We have controlling interests in two joint ventures that, together, own our Sunlake development project. We have funded all of the acquisition costs, are required to fund any necessary development and operating costs, receive an 8% preferred return on our advances and are entitled to 60% of the profits thereafter. The minority partners are not required to make contributions and, to date, have not contributed any capital. One joint venture has commenced construction of its retail project and the other joint venture is evaluating the future development of the remaining land parcels. No minority interest has been recorded as the venture has incurred operating losses after taking into account our preferred return.

Use of Derivative Financial Instruments

We account for derivative and hedging activities in accordance with SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended and interpreted. These accounting standards require us to measure derivatives, including certain derivatives embedded in other contracts, at fair value and to recognize them in our consolidated balance sheets as assets or liabilities, depending on our rights or obligations under the applicable derivative contract. For derivatives designated as fair value hedges, the changes in the fair value of both the derivative instrument and the hedged item are recorded in earnings. For derivatives designated as cash flow hedges, the effective portions of changes in fair value of the derivative are reported in other comprehensive income and are subsequently reclassified into earnings when the hedged item affects earnings. Changes in fair value of derivative instruments not designated as hedging instruments, and ineffective portions of hedges, are recognized in earnings in the current period.

We do not enter into derivative instruments for speculative purposes. We require that the hedges or derivative financial instruments be effective in managing the interest rate risk exposure that they are designated to hedge. This effectiveness is essential to qualify for hedge accounting. Hedges that meet these hedging criteria are formally designated as such at the inception of the contract. When the terms of an underlying transaction are modified, or when the underlying hedged item ceases to exist, resulting in some ineffectiveness, the change in the fair value of the derivative instrument will be included in earnings. Additionally, any derivative instrument used for risk management that becomes ineffective is marked-to-market each period. We believe that our credit risk has been mitigated by entering into these agreements with major financial institutions. Net interest differentials to be paid or received under a swap contract and/or collar agreement are included in interest expense as incurred or earned.

The estimated fair value of our derivative financial instruments has been determined using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions or estimation methodologies may have a material effect on the estimated fair value.

In 2006, we entered into an aggregate notional amount of $85.0 million of treasury locks. The treasury locks were executed to hedge the benchmark interest rate associated with forecasted interest payments relating to an anticipated issuance of fixed-rate borrowings. The treasury locks were terminated in connection with the issuance of $150.0 million of unsecured senior notes in April 2007. The realized loss on these hedging relationships has been deferred in other comprehensive income and is being amortized against earnings over the term of the debt as an adjustment to interest expense.

On March 24, 2004, concurrently with the issuance of $200.0 million 3.875% senior unsecured notes, we entered into a $100.0 million notional principal variable interest rate swap with an estimated fair value of $949,000 as of December 31, 2008. This swap converts fixed rate debt to variable rate based on the six-month LIBOR in arrears plus 0.4375%, and matures April 15, 2009.

Business Combinations

When we purchase real estate properties, we allocate the initial purchase price of assets acquired (net tangible and identifiable intangible assets) and liabilities assumed based on their relative fair values at the date of acquisition pursuant to the provisions of SFAS No. 141, *Business Combinations* ("SFAS 141"). Our initial fair value purchase price allocations may be refined as final information regarding the fair value of the assets acquired and liabilities assumed becomes available, and would be limited to one year from the acquisition date. We allocate the purchase price of the acquired property to land, building, improvements and intangible assets. The aggregate value of other acquired intangible assets, consisting of in-place leases, is measured by the excess of (i) the purchase price paid for a property after adjusting existing in-place leases to market rental rates over (ii) the estimated fair value of the property as-if-vacant, determined as set forth above. The value of in-place leases exclusive of the value of above-market and below-market in-place leases is amortized to expense over the remaining non-cancelable periods of the respective leases. If a lease were to be terminated prior to its stated expiration, all unamortized amounts relating to that lease would be written off. There are three categories of intangible assets to be considered: (1) in-place leases; (2) above and below-market value of in-place leases; and (3) customer relationships.

The value of in-place leases is estimated based on the fair value of at-market in-place leases considering the cost of acquiring similar leases, the foregone rents associated with the lease-up period and carrying costs associated with the lease-up period. Intangible assets associated with at-market, in-place leases are amortized as additional lease expense over the remaining contractual lease term.

Above-market and below-market in-place lease values for acquired properties are computed based on the present value of the difference between the contractual amounts to be paid pursuant to the leases negotiated and in-place at the time of acquisition and our estimate of fair market lease rates for the property or comparable property, measured over a period equal to the remaining contractual lease period. The value of above-market lease assets is amortized as a reduction of rental income over the remaining terms of the respective leases. The value of below-market lease liabilities is amortized as an increase to rental income over the remaining terms of the respective leases.

We evaluate business combinations to determine the value, if any, of customer relationships separate from customer contracts (leases). Other than as discussed above, we have determined that our real estate properties do not have any other significant identifiable intangibles.

The results of operations of acquired properties are included in our financial statements as of the dates they are acquired. The intangible assets and liabilites associated with property acquisitions are included in other assets and other liabilities in our consolidated balance sheets. In the event that a tenant terminates its lease, all unamortized costs are written-off as a charge to depreciation expense.

Revenue Recognition

Rental income includes minimum rents, expense reimbursements, termination fees and percentage rental payments. Minimum rents are recognized on an accrual basis over the terms of the related leases on a straight-line basis. As part of the leasing process, we may provide the lessee with an allowance for the construction of leasehold improvements. Leasehold improvements are capitalized and recorded as tenant improvements and depreciated over the shorter of the useful life of the improvements or the lease term. If the allowance represents a payment for a purpose other than funding leasehold improvements, or in the event we are not considered the owner of the improvements, the allowance is considered a lease incentive and is recognized over the lease term as a reduction to rental revenue. Factors considered during this evaluation include, among others, the type of improvements made, who holds legal title to the improvements, and other controlling rights provided by the lease agreement. Lease revenue recognition commences when the lessee is given possession of the leased space and there are no contingencies offsetting the lessee's obligation to pay rent.

Many of the lease agreements contain provisions that require the payment of additional rents based on the respective tenant's sales volume (contingent or percentage rent) and substantially all contain provisions that require reimbursement of the tenant's share of real estate taxes, insurance and common area maintenance costs, or CAM. Revenue based on percentage of a tenant's sales is recognized only after the tenant exceeds its sales breakpoint. Revenue from tenant reimbursements of taxes, CAM and insurance is recognized in the period that the applicable costs are incurred in accordance with the lease agreements.

We recognize gains or losses on sales of real estate in accordance with SFAS No. 66 *Accounting for Sales of Real Estate* ("SFAS 66"). Profits are not recognized until (a) a sale has been consummated; (b) the buyer's initial and continuing investments are adequate to demonstrate a commitment to pay for the property; (c) our receivable, if any, is not subject to future subordination; and (d) we have transferred to the buyer the usual risks and rewards of ownership, and we do not have a substantial continuing involvement with the property. The sales of income producing properties where we do not have a continuing involvement are presented in the discontinued operations section of our consolidated statements of operations.

We are engaged by two joint ventures to provide asset management, property management, leasing and investing services for such venture's respective assets. We receive fees for our services, including a property management fee calculated as a percentage of gross revenues received, and recognize these fees as the services are rendered.

Earnings Per Share

Earnings per share is accounted for in accordance with SFAS No. 128, *Earnings per Share,* which requires a dual presentation of basic and diluted earnings per share on the face of the consolidated statement of operations. Basic earnings per share is computed by dividing net income attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. We calculate the dilutive effect of share-based payment compensation arrangements using the treasury stock method. This method assumes that the proceeds we receive from the exercise of stock options and non-vested stock are used to repurchase common shares in the market. The adoption of SFAS No. 123(R), *Share-Based Payment* ("SFAS 123(R)"), requires that we include, as assumed proceeds, the amount of compensation cost attributed to future services and not yet recognized, and the amount of tax benefits (both deferred and current), if any, that would be credited to additional paid-in capital assuming exercise of the options and vesting of the restricted shares.

Income Taxes

We elect to be taxed as a REIT and believe that we qualify as a REIT under Sections 856 through 860 of the Internal Revenue Code of 1986, as amended (the "Code"). To maintain REIT status for federal income tax purposes, we are required to distribute at least 90% of our REIT taxable income to our stockholders as well as comply with certain other requirements as defined by the Code. Accordingly, we are not subject to federal corporate income tax to the extent that we distribute 100% of our REIT taxable income each year.

Although we may qualify for REIT status for federal income tax purposes, we may be subject to state income or franchise taxes in certain states in which some of our properties are located. In addition, taxable income from non-REIT activities managed through our taxable REIT subsidiaries ("TRS") are subject to federal, state and local income taxes.

TRS income taxes are accounted for under the asset and liability method as required by SFAS No. 109, *Accounting for Income Taxes*. Under the asset and liability method, deferred income taxes are recognized for the temporary differences between the financial reporting basis and the tax basis of the TRS assets and liabilities and for operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. We provide a valuation allowance for deferred tax assets that we do not anticipate will be realized. Prior to 2008, our TRSs did not have significant tax provisions or net deferred income tax items.

In June 2006, the FASB issued SFAS Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"). FIN 48 requires that all tax positions subject to SFAS No. 109, *Accounting for Income Taxes,* be analyzed using a two-step approach. The first step requires an entity to determine if a tax position would more likely than not be sustained upon examination. In the second step, the tax benefit is measured as the largest amount of benefit, determined on a cumulative probability basis that is more likely than not to be realized upon ultimate settlement. FIN 48 was effective for fiscal years beginning after December 15, 2006, with any adjustment in a company's tax provision being accounted for as a cumulative effect of accounting change in beginning equity. The adoption of the standard did not have a material impact on our consolidated financial statements.

Share-Based Payment

Cumulative Effect of Change in Accounting Principle

Prior to January 1, 2006, we accounted for share-based payments under the recognition and measurement provisions of Accounting Principle Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB No. 25") , and related interpretations, as permitted by SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"). Under APB No. 25, no stock-based compensation costs were recognized in the statement of operations as our options granted had an exercise price equal to the market value of our common shares on the date of grant. Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R), using the modified-prospective-transition method. Under this transition method, compensation costs recognized beginning January 1, 2006 include: (a) compensation costs for all share-based payments granted prior to, but not vested as of, January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and (b) compensation costs for all share-based payments granted subsequent to January 1, 2006 based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R). We use the Black-Scholes-Merton valuation model to value stock options.

On January 1, 2006, we recorded the cumulative effect of adopting SFAS 123(R). This cumulative effect resulted in decreasing accrued liabilities by $4.5 million and increasing shareholder equity by $4.5 million. These balance sheet changes related to deferred compensation on unvested shares. There was no effect on the consolidated statement of operations or cash flows. Under SFAS 123(R), deferred compensation is no longer recorded at the time unvested shares are issued. Share-based compensation is now recorded over the requisite service period with an offsetting credit to equity (generally additional paid-in capital).

Share-Based Payment Subsequent to the Adoption of SFAS 123(R)

Share-based compensation expense charged against earnings for the years ended December 31, 2008, 2007 and 2006 is summarized as follows:

	2008	2007	2006
		(In thousands)	
Unvested restricted stock	$ 4,424	$ 5,239	$ 5,366
Unvested stock options	1,989	1,799	747
Employee stock purchase plan discount	15	12	12
Total cost	6,428	7,050	6,125
Less amount capitalized	(323)	(494)	(178)
Net share-based compensation expense	$ 6,105	$ 6,556	$ 5,947

Segment Reporting

We invest in retail shopping centers through direct ownership or through joint ventures. It is our intent that all retail shopping centers will be owned or developed for investment purposes; however, we may decide to sell all or a portion of a development upon completion. Our revenue and net income are generated from the operation of our investment portfolio. We also earn fees from third parties for services provided to manage and lease retail shopping centers owned through joint ventures.

Our portfolio is primarily located throughout the southeastern United States; however, we do not distinguish or group our operations on a geographical basis for purposes of allocating resources or measuring performance. We review operating and financial data for each property on an individual basis; therefore, each of our individual properties is a separate operating segment. No individual property constitutes more than 4% of our combined revenue, net income or assets, and thus the individual properties have been aggregated into one reportable segment based upon their similarities with regard to both the nature and economics of the centers, tenants and operational processes, as well as long-term average financial performance. In addition, none of the shopping centers are located outside the United States.

Concentration of Credit Risk

A concentration of credit risk arises in our business when a national or regionally based tenant occupies a substantial amount of space in multiple properties owned by us. In that event, if the tenant suffers a significant downturn in its business, it may become unable to make its contractual rent payments to us, exposing us to potential losses in rental revenue, expense recoveries, and percentage rent. Further, the impact may be magnified if the tenant is renting space in multiple locations. Generally, we do not obtain security from our nationally-based or regionally-based tenants in support of their lease obligations to us. We regularly monitor our tenant base to assess potential concentrations of credit risk. As of December 31, 2008, Publix Super Markets accounted for over 10%, or approximately $18.1 million, of our aggregated annualized minimum rent. No other tenant accounted for over 5% of our annualized minimum rent.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* ("SFAS 157"), which defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. We adopted the requirements of SFAS 157 as of January 1, 2008 without a material impact on our consolidated financial statements, as more fully disclosed in Note 9 thereto, *Fair Value Measurements*. In February 2008, the FASB issued FASB Staff Position Paper ("FSP") FAS 157-2, *Effective Date of FASB Statement No. 157* ("FSP 157-2"), which delays the effective date of SFAS 157 for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed in the financial statements on a nonrecurring basis to fiscal years beginning after November 15, 2008. In October 2008, the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active* ("FSP 157-3"). FSP 157-3 clarifies the application of SFAS 157 in a market that is not active. We have not applied the provisions of SFAS 157 to our nonfinancial assets and nonfinancial liabilities in accordance with FSP 157-2 and FSP 157-3.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* ("SFAS 159"), which allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities at fair value. The election is made on an instrument-by-instrument basis and is irrevocable. Subsequent to the adoption of SFAS 159, changes in fair value for the particular instruments must be reported in earnings. Upon initial adoption, SFAS 159 provided entities with a one-time election of the fair value option for existing eligible items. The effect of the first measurement to fair value should be reported as a cumulative-effect adjustment to the opening balance of retained earnings in the year the statement is adopted. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We did not elect the fair value option for financial assets or liabilities existing on the January 1, 2008 adoption date. We will consider the applicability of the fair value option for assets acquired or liabilities incurred in future transactions.

In December 2007, the FASB issued SFAS No. 141 (R), *Business Combinations* ("SFAS 141(R)"). SFAS 141(R) of a business to measure at fair value the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, with limited exceptions. In addition, this standard requires acquisition costs to be expensed as incurred and changes the accounting related to acquisitions and business combinations to more of a fair value based approach. The standard is effective for fiscal years beginning after December 15, 2008 and is to be applied prospectively, with no earlier adoption permitted. The adoption of this standard may have an impact on the accounting for certain costs related to our future acquisitions. Pursuant to the SFAS No. 141 (R), in the fourth quarter of 2008 a charge in the amount of $500,000 was recognized in general administrative expense associated with previously capitalized acquisition costs that are no longer capitalizable under SFAS 141(R). As noted in footnote 20 *Subsequent Events*, we increased our ownership to greater than 50% in DIM subsequent to December 31, 2008. In addition, as a result of our increased influence over DIM, we currently anticipate consolidating the results of DIM with ours beginning with the first quarter of 2009. Finally, we are still evaluating the accounting treatment of this increased investment both relating to its prior treatment under the cost method and the allocation of the purchase price. Given recent accounting guidance, our acquisition may be treated as a multistep acquisition and, therefore, have an effect on earnings in the three months ending March 31, 2009.

In December 2007, the FASB issued SFAS 160, *Noncontrolling Interests in Consolidated Financial Sta*tements ("SFAS 160), which requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and non-controlling interest. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. The adoption of this standard is not expected to have a material effect on our consolidated results of operations, yet will require additional disclosures relating to our joint venture at Sunlake and our down-REIT at Walden Woods Village and will effect our disclosure for the three months ending March 31, 2009.

In March 2008, the FASB issued SFAS No. 161, *Disclosures About Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133*, ("SFAS 161"). SFAS 161 expands the disclosure requirements in SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, regarding an entity's derivative instruments and hedging activities. SFAS 161 is effective for fiscal years beginning after December 1, 2008. We are currently evaluating the impact that adoption of SFAS 161 will have on our consolidated financial statements.

In April 2008, the FASB issued FSP SFAS No. 142-3, *Determination of the Useful Life of Intangible Assets* ("FSP SFAS 142-3"). FSP SFAS 142-3 amends paragraph 11(d) of FASB SFAS No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS 142. FSP SFAS 142-3 is intended to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under FSP SFAS 142-3. FSP SFAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and must be applied prospectively to intangible assets acquired after the effective date. We are currently evaluating the impact that adoption of FSP SFAS 142-3 will have on our consolidated financial statements.

In May 2008, the FASB issued SFAS No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS 162"). SFAS 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements for nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States of America. SFAS 162 will be effective 60 days following the U.S. Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, *The Meaning of Fairly Presented in Conformity with Generally Accepted Accounting Principles*. We are currently evaluating the impact that the adoption of SFAS 162 will have on our consolidated financial statements.

In June 2008, the FASB issued FASB Staff Position Emerging Issues Task Force 03-6-1, *Determining Whether Instruments Granted in Share-Based Payment Transactions Are Participating Securities* ("FSP-EITF 03-6-1"). Under FSP-EITF 03-6-1, unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. FSP-EITF 03-6-1 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those years and requires retrospective application. We are currently evaluating the impact of adopting FSP-EITF 03-6-1 on our earnings per share.

In December 2008, the FASB issued FSP FAS 140-4 and FIN 46(R)-8, *Disclosure by Public Entities (Enterprises) About Transfers of Financial Assets and Interests in Variable Interest Entities*. The purpose of the FSP is to promptly improve disclosures by public companies until the pending amendments to FASB SFAS No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities* ("SFAS 140"), and FIN 46R are finalized and approved by the FASB. The FSP amends SFAS 140 to require public companies to provide additional disclosures about a transferor's continuing involvement with transferred financial assets. It also amends FIN 46R by requiring public companies to provide additional disclosures regarding their involvement with variable interest entities. This FSP is effective for fiscal years beginning after December 1, 2008. We do not expect the FSP will have a material effect on our consolidated financial statements.

Fair value of financial instruments

The estimated fair values of financial instruments have been determined by us using available market information and appropriate valuation methods. Considerable judgment is required in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that we could realize in a current market exchange. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts. We have used the following market assumptions and/or estimation methods:

Cash and Cash Equivalents and Accounts and Other Receivables. The carrying amounts reported in the balance sheets for these financial instruments approximate fair value because of their short maturities.

Notes Receivable. The fair value is estimated by using the current interest rates at which similar loans would be made. The carrying amounts reported in the balance sheets approximate fair value.

Available for Sale Securities. The fair value estimated at December 31, 2008 and 2007 was $160.6 million and $72.3 million, respectively, based on the closing market prices of the securities. The unrealized holding loss was $21.3 million at December 31, 2008, and $7.9 million at December 31, 2007.

Mortgage Notes Payable. The fair value estimated at December 31, 2008 and 2007 was $383.5 million and $426.4 million, respectively, calculated based on the net present value of payments over the term of the loans using estimated market rates for similar mortgage loans and remaining terms.

Unsecured Revolving Credit Facilities. The fair value estimated at December 31, 2008 was $31.4 million, calculated by using the current rates at which similar loans would be made and remaining terms. The carrying amounts reported in the balance sheets approximate fair value.

Unsecured Senior Notes Payable. The fair value estimated at December 31, 2008 and 2007 was $498.0 million and $704.7 million, calculated based on the net present value of payments over the terms of the notes using estimated market rates for similar notes and remaining terms.

3. Properties

The following table is a summary of the composition of properties in the consolidated balance sheets:

	December 31, 2008	December 31, 2007
	(thousands)	
Land and land improvements	$ 816,886	$ 891,431
Building and building improvements	1,037,976	1,116,936
Tenant improvements	45,651	39,626
	1,900,513	2,047,993
Less: accumulated depreciation	(196,151)	(172,651)
Income-producing property, net	$ 1,704,362	$ 1,875,342

4. Accounts and Other Receivables

The following table is a summary of the composition of accounts and other receivables in the consolidated balance sheets:

	December 31, 2008	December 31, 2007
	(in thousands)	
Tenants	$ 13,829	$ 15,654
Other	1,456	737
Allowance for doubtful accounts	(3,076)	(2,243)
Total accounts and other receivables, net	$ 12,209	$ 14,148

5. Other Assets

The following is a summary of the composition of other assets in the consolidated balance sheets:

	December 31, 2008	December 31, 2007
	(In thousands)	
Notes receivable	$ 50	$ 69
Deposits and escrow impounds	7,056	9,175
Deferred financing fees, net	6,788	6,474
Leasing commissions, net	12,046	10,743
Intangible assets, net	11,769	18,649
Furniture and equipment, net	2,423	2,370
Prepaid and other assets	15,659	14,949
Total other assets	$ 55,791	$ 62,429

The following is a summary of the composition of our intangible assets and accumulated amortization as of December 31, 2008 and 2007:

	December 31,	
	2008	2007
	(In thousands)	
Intangible Assets		
Above market	$ 3,765	$ 4,745
In place	15,744	18,826
Origination	3,816	5,714
Lease incentive	135	8
Total intangibles	23,460	29,293
Accumulated Amortization		
Above market	1,751	1,725
In place	7,796	6,674
Origination	2,141	2,244
Lease incentive	3	1
Total accumulated amortization	11,691	10,644
Intangible Assets, net	$ 11,769	$ 18,649

The amortization for the next five years for the recorded intangible assets is approximately $2.7 million, $2.0 million, $1.6 million, $1.3 million and $1.0 million, respectively. At December 31, 2008 and 2007, the gross carrying amount of our intangible liabilities is $25.8 million and $30.7 million, respectively, and the accumulated amortization was $11.9 million and $9.5 million, respectively. Our intangible liabilities are solely composed of below-market rent adjustments. The amortization for the next five years for the recorded intangible liabilities is approximately $3.7 million, $2.7 million, $1.8 million, $1.4 million and $1.2 million, respectively.

6. Borrowings

The following table is a summary of our mortgage notes payable balances for the years ended December 31, 2008 and December 31, 2007:

	December 31,	
	2008	2007
Mortgage Notes Payable	(In thousands)	
Fixed rate mortgage loans	$ 371,077	$ 397,112

The weighted average interest rate of the mortgage notes payable at December 31, 2008 and December 31, 2007 was 7.22% and 7.42%, respectively, excluding the effects of the net premium adjustment.

Each of the existing mortgage loans is secured by a mortgage on one or more of our properties. Certain of the mortgage loans involving an aggregate principal balance of approximately $63.9 million contain prohibitions on transfers of ownership which may have been violated by our previous issuances of common stock or in connection with past acquisitions and may be violated by transactions involving our capital stock in the future. If a violation were established, it could serve as a basis for a lender to accelerate amounts due under the affected mortgage. To date, no lender has notified us that it intends to accelerate its mortgage. In the event that the mortgage holders declare defaults under the mortgage documents we will, if required, repay the remaining mortgage from existing resources, refinancing of such mortgages, borrowings under its revolving lines of credit or other sources of financing. Based on discussions with various lenders, current credit market conditions and other factors, we believe that the mortgages will not be accelerated. Accordingly, we believe that the violations of these prohibitions will not have a material adverse impact on our results of operations or financial condition.

On September 25, 2008, we obtained a $65.0 million loan secured by a mortgage on our Sheridan Plaza shopping center located in Hollywood, Florida. The loan matures on October 10, 2018, and principal and interest are payable in arrears monthly based on a 30-year amortization and a 6.25% annual interest rate.

During the year ended December 31, 2008, we prepaid, without penalty, $36.9 million in mortgage loans.

Our outstanding unsecured senior notes at December 31, 2008 and December 31, 2007 consist of the following:

	December 31,			
	2008		2007	
	(In thousands)			
Unsecured Senior Notes Payable				
3.875% Senior Notes, due 4/15/09	$	176,185	$	200,000
Fair value of interest rate swap		949		(315)
7.84% Senior Notes, due 1/23/12		10,000		25,000
5.375% Senior Notes, due 10/15/15		117,000		120,000
6.0% Senior Notes, due 9/15/16		106,500		125,000
6.25% Senior Notes, due 1/15/17		115,000		125,000
6.0% Senior Notes, due 9/15/17		132,279		150,000
Total	$	657,913	$	744,685

Our unamortized/unaccreted premium / (discount) on our mortgage notes payable and notes payable at December 31, 2008 and December 31, 2007 consists of the following:

Unamortized/unaccreted premium / (discount)	**December 31, 2008**		**December 31, 2007**	
	(In thousands)			
Mortgage notes payable	$	6,360	$	10,455
Unsecured senior notes payable		(1,135)		(413)
	$	**5,225**	**$**	**10,042**

The weighted average interest rate of the unsecured senior notes at December 31, 2008 and 2007 was 5.66% and 5.67%, respectively, excluding the effects of the interest rate swap and net premium adjustment.

During the year ended December 31, 2008, we purchased $88.0 million of our outstanding unsecured senior notes, with varying maturities, which generated a gain on the early extinguishment of debt of $6.4 million for the year ended December 31, 2008.

The indentures under which our unsecured senior notes were issued have several covenants which limit our ability to incur debt, require us to maintain an unencumbered assets ratio above a specified level and limit our ability to consolidate, sell, lease, or convey substantially all of our assets to, or merge with, any other entity. These notes have been guaranteed by most of our subsidiaries.

On March 24, 2004, we swapped $100.0 million notional principal of the $200.0 million, 3.875% senior notes to a floating interest rate based on the six-month LIBOR in arrears plus 0.4375%. The swap matures April 15, 2009, concurrently with the maturity of the 3.875% senior notes.

The following table provides a summary of our unsecured revolving lines of credit balances at December 31, 2008 and December 31, 2007:

	December 31,			
	2008		2007	
Unsecured Revolving Credit Facilities	(In thousands)			
Wells Fargo	$	35,500	$	37,000
City National Bank		-		-
Total	$	35,500	$	37,000

On October 17, 2008, we amended and restated our credit agreements with a syndicate of banks to provide for a $227.0 million unsecured revolving credit facility that replaced our existing facility that would have expired in January 2009. The amended facility bears interest at our option at (i) applicable LIBOR plus 1.00% to 1.70%, depending on the credit ratings of our senior unsecured notes, or (ii) daily LIBOR plus 3.0%. The amended facility also includes a competitive bid option which allows us to conduct auctions among the participating banks for borrowings at any one time outstanding up to 50% of the lender commitments, a $35.0 million swing line facility for short term borrowings and a $20.0 million letter of credit commitment. Subject to the terms and conditions in the amended credit agreement the total commitments under the facility may be increased up to a total of $400.0 million. The amended facility expires on October 17, 2011, with a one year extension option. In addition, the amended facility contains customary covenants, including financial covenants regarding debt levels, total liabilities, interest coverage, fixed charge coverage ratios, unencumbered properties, and permitted investments. If a default under the facility were to arise, our ability to pay dividends is limited to the amount necessary to maintain our status as a REIT unless the default is a payment default or bankruptcy event in which case we are prohibited from paying any dividends.

The interest rate in effect at December 31, 2008 and December 31, 2007, was 2.14% and 5.00%, respectively. The facility also provides for the issuance of letters of credit, of which there were $12.3 million issued at December 31, 2008.

We also have a $15.0 million unsecured credit facility with City National Bank of Florida, on which there was no outstanding balance as of December 31, 2008 and December 31, 2007. This facility also provides for the issuance of $527,000 in outstanding letters of credit. In addition, we also have a $55,000 outstanding secured letter of credit with Bank of America.

As of December 31, 2008, the availability under the various credit facilities was approximately $193.7 million net of outstanding balances and letters of credit and subject to the covenants in the loan agreements.

Principal maturities (including scheduled amortization payments) of the notes payable as of December 31, 2008 are as follows:

Principal Maturities for the Year Ending December 31,		**Amount**
		(In thousands)
2009	$	186,546
2010		82,067
2011		112,875
2012		45,532
2013		47,106
Thereafter		589,415
Total	$	1,063,541

Interest costs incurred, excluding amortization of discount/premium, were $65.7 million, $72.4 million and $64.8 million in the years ended December 31, 2008, 2007, 2006, respectively, of which $2.9 million, $3.2 million and $5.8 million were capitalized, respectively.

7. Securities

Our investments in securities are classified as available-for-sale and recorded at fair value based on current market prices, and consist of debt and equity securities.

As of December 31, 2008, our equity securities consisted primarily of approximately 4.0 million ordinary shares of DIM Vastgoed N.V., or DIM, representing 48.0% of the total outstanding ordinary shares of DIM. DIM is a public company organized under the laws of the Netherlands, the shares of which are listed on NYSE Euronext Amsterdam stock exchange and which operates as a closed-end investment company owning and operating a portfolio of 21 shopping center properties aggregating approximately 2.6 million square feet in the southeastern United States. In addition, we own approximately $475,000 of preferred stock of another REIT.

During the year ended December 31, 2008, we purchased various short term debt securities with an aggregate principal balance of $132.7 million, at a net discount of approximately $557,000. As of December 31, 2008, our total investment in these debt securities, which have various maturities through January 2010 and are classified as available-for-sale, was $128.4 million. Interest earned on these securities was $3.1 million during the year ended December 31, 2008. There were no comparable investments for the years ended December 31, 2007 and 2006.

Other-than-temporary changes in the fair value of the equity and debt investments are included on our consolidated balance sheets in accumulated other comprehensive income (loss). If a decline in fair value is other-than-temporary, then an impairment is recognized in earnings. For the year ended December 31, 2008, we recorded a $33.2 million impairment loss in our consolidated statement of operations with respect to our investment in DIM's ordinary shares and our preferred stock holdings. Refer to note 8 for additional explanation on the impairment loss recorded.

The following table reflects the fair value of our investments, together with the realized losses and unrealized losses that are not deemed other-than-temporarily:

	December 31, 2008 (In thousands)			December 31, 2007 (In thousands)		
Investment	**Fair Value**	**Realized Loss**	**Unrealized Loss**	**Fair Value**	**Realized Loss**	**Unrealized Loss**
Equity securities	$ 32,210	$ (33,171)	$ (16,446)	$ 72,299	$ -	$ (7,911)
Debt securities	128,375	-	(4,838)	-	-	-
	$ 160,585	$ (33,171)	$ (21,284)	$ 72,299	$ -	$ (7,911)

8. Impairment Loss

Goodwill

The provisions of SFAS No. 142 *Goodwill and Other Intangible Assets* require that goodwill and indefinite-lived intangible assets be tested at least annually for impairment and require reporting units to be identified for the purpose of assessing potential future impairments of goodwill. The carrying value of goodwill and indefinite-lived intangibles is considered impaired when their fair value, as established by appraisal or based on discounted future cash flows of certain related properties, is less than their carrying value. During the fourth quarter of 2008, we performed our annual review of goodwill for impairment. We projected future cash flows for all properties with goodwill using a ten year hold period and assumed sale at year ten using a projected capitalization rate. Fair value was then determined by applying a risk-adjusted discount rate, which varied by property, to the future estimated cash flows for each property. If the carrying amount of the project exceeded the estimated fair value (including the projected sale using a capitalization rate) from the property, an impairment charge was recognized to reduce the carrying value of the project to fair value. Seven properties were determined to have goodwill impairments; accordingly $531,700 was recorded in impairment loss. There were no comparable goodwill impairment losses incurred in prior periods.

Construction in progress

As indicated in Note 2, at December 31, 2008, we reviewed the construction projects in place on a project-by-project basis in accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* ("SFAS 144"). We measured the recoverability of assets by comparing the carrying amount of an asset to its estimated future undiscounted cash flows. For the purpose of this analysis, we used current development plans and management's intention with regard to future development assumptions, including estimated cash flows required to complete construction, estimated timing to reach stabilized net operating income, hold period for the asset subsequent to reaching stabilized net operating income before sale, and the projected sale price using an assumed capitalization rate. At the end of 2008, we elected not to pursue two redevelopment projects. For the year ended December 31, 2008, we impaired $3.8 million related to these two projects. There were no comparable charges in the years ended December 31, 2007 and 2006.

Other-Than-Temporary Impairment of Securities

As of December 31, 2008, we indirectly owned approximately 4.0 million ordinary shares of DIM Vastgoed N.V., or DIM, representing 48.0% of the total outstanding ordinary shares of DIM. As of December 31, 2008, this investment in DIM is accounted for as an available-for-sale security because of our inability to exert significant influence over DIM's operating or financial policies and, based on DIM's organizational and capital structure, we were unable to participate in the affairs of DIM's supervisory board. As an available-for-sale security, the investment is and has been recorded on our balance sheets at its fair value based on the market price of the ordinary shares. Temporary declines in the fair value of those shares have been included in accumulated other comprehensive loss. Declines that are deemed other-than-temporary are recognized as an impairment loss in our statement of operations.

We evaluate our investments in available-for-sale securities, such as our investment in DIM, for other than temporary declines each reporting period in accordance with FAS 115, FSP 115-1 and SAB 103. We performed this impairment review with respect to our DIM investment for the year ended December 31, 2008, and we considered the following quantitative and qualitative factors to determine if an impairment adjustment was needed:

- our intent and ability to hold the securities for a period of time sufficient to allow for any anticipated recovery in fair value;
- our assessment of the net asset value of the properties held by DIM based upon our expertise in the shopping center real estate business;
- the assessment by DIM's management of its net asset value, or NAV, based upon its use of fair value accounting;
- the financial and operational condition of DIM's properties;
- market and economic conditions that might affect DIM's prospects;
- the extent to which fair value of DIM is below our cost basis and the period of time over which the decline has existed;
- the relevance of the market price given the thin trading in DIM shares and the concentration of share ownership between ourselves and one other institutional investor; and
- the share-price premium that might be warranted given our ownership of a large block of the outstanding common stock.

Following our review of these factors in the third quarter of 2008, and given the deteriorating market conditions for real estate equities during that period, we determined that the decline was other than temporary. As a result, we recorded an impairment loss of $32.8 million during the year ended December 31, 2008. This impairment charge represented the difference between our cost basis of $79.4 million and the market value of $46.6 million on September 30, 2008. Subsequent to recording the impairment of DIM on September 30, 2008 and through the year ended December 31, 2008, we purchased an additional 197,000 shares of DIM and recorded any additional changes in value of our holdings of the security in other comprehensive income.

As of December 31, 2008, we reviewed our holding of a preferred stock of a public REIT for other than temporary declines in fair value, taking into consideration the factors listed above. As a result of our analysis, we recorded an impairment loss of $380,000 as of December 31, 2008, representing the difference between our cost basis of $855,000 and the market value of $475,000 on that date.

9. Consolidating Financial Information

Most of our subsidiaries have guaranteed our indebtedness under the unsecured senior notes and the revolving credit facility. The guarantees are joint and several and full and unconditional.

Condensed Balance Sheet As of December 31, 2008	Equity One, Inc.	Combined Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
ASSETS			(In thousands)		
Properties, net	$ 1,019,154	$ 274,587	$ 484,992	$ -	$ 1,778,733
Investment in affiliates	628,309	-	-	(628,309)	-
Other assets	184,561	17,408	55,561	-	257,530
Total Assets	$ 1,832,024	$ 291,995	$ 540,553	$ (628,309)	$ 2,036,263
LIABILITIES					
Mortgage notes payable	$ 57,491	$ 49,951	$ 263,635	$ -	$ 371,077
Unsecured revolving credit facilities	35,500	-	-	-	35,500
Unsecured senior notes payable	657,913	-	-	-	657,913
Unamortized/unaccreted premium/(discount) on notes payable	(316)	37	5,504	-	5,225
Other liabilities	37,219	5,067	13,775	-	56,061
Total Liabilities	787,807	55,055	282,914	-	1,125,776
MINORITY INTEREST	-	-	-	989	989
STOCKHOLDERS' EQUITY	1,044,217	236,940	257,639	(629,298)	909,498
Total Liabilities and Stockholders' Equity	$ 1,832,024	$ 291,995	$ 540,553	$ (628,309)	$ 2,036,263

Condensed Balance Sheet As of December 31, 2007	Equity One, Inc.	Combined Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
ASSETS			(In thousands)		
Properties, net	$ 320,703	$ 1,258,413	$ 378,123	$ -	$ 1,957,239
Investment in affiliates	628,309	-	-	(628,309)	-
Other assets	81,989	43,874	91,282	-	217,145
Total Assets	$ 1,031,001	$ 1,302,287	$ 469,405	$ (628,309)	$ 2,174,384
LIABILITIES					
Mortgage notes payable	$ 45,366	$ 134,311	$ 217,435	$ -	$ 397,112
Unsecured revolving credit facilities	37,000	-	-	-	37,000
Unsecured senior notes payable	744,685	-	-	-	744,685
Unamortized/unaccreted premium/(discount) on notes payable	(310)	3,379	6,973	-	10,042
Other liabilities	69,775	15,536	(16,687)	-	68,624
Total Liabilities	896,516	153,226	207,721	-	1,257,463
MINORITY INTEREST	-	-	-	989	989
STOCKHOLDERS' EQUITY	134,485	1,149,061	261,684	(629,298)	915,932
Total Liabilities and Stockholders' Equity	$ 1,031,001	$ 1,302,287	$ 469,405	$ (628,309)	$ 2,174,384

Condensed Statement of Operations for the year ended December 31, 2008	Equity One Inc.	Combined Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(In thousands)		
REVENUE:					
Minimum rents	$ 51,852	$ 88,872	$ 42,688	$ -	$ 183,412
Expense recoveries	13,857	23,494	14,576	-	51,927
Percentage rent	217	1,106	578	-	1,901
Management and leasing services	-	1,789	-	-	1,789
Total revenue	65,926	115,261	57,842	-	239,029
EQUITY IN SUBSIDIARIES EARNINGS	55,623	-	-	(55,623)	-
COSTS AND EXPENSES:					
Property operating	15,603	27,696	21,085	-	64,384
Rental property depreciation and amortization	11,708	23,220	10,599	-	45,527
General and administrative	25,438	6,063	456	-	31,957
Total costs and expenses	52,749	56,979	32,140	-	141,868
INCOME BEFORE OTHER INCOME AND EXPENSES, MINORITY INTEREST AND DISCONTINUED OPERATIONS	68,800	58,282	25,702	(55,623)	97,161
OTHER INCOME AND EXPENSES:					
Investment income	4,205	46	6,081	-	10,332
Equity in income in unconsolidated joint ventures	-	107	1	-	108
Other Income	158	594	215	-	967
Interest expense	(39,892)	(6,803)	(14,156)	-	(60,851)
Amortization of deferred financing fees	(1,420)	(76)	(133)	-	(1,629)
Gain on sale of real estate	205	13,916	7,421	-	21,542
Gain on extinguishment of debt	6,252	-	221	-	6,473
Impairment loss	(2,295)	(71)	(35,177)	-	(37,543)
INCOME BEFORE MINORITY INTEREST, INCOME TAXES AND DISCONTINUED OPERATIONS	36,013	65,995	(9,825)	(55,623)	36,560
Provision for income taxes	(1,015)	-	-	-	(1,015)
Minority Interest	-	-	(112)	-	(112)
(LOSS) INCOME FROM CONTINUING OPERATIONS	34,998	65,995	(9,937)	(55,623)	35,433
DISCONTINUED OPERATIONS:					
Operations of income-producing properties sold	10	80	42	-	132
Gain on disposal of income-producing properties	-	-	(557)	-	(557)
Income from discontinued operations	10	80	(515)	-	(425)
NET (LOSS) INCOME	$ 35,008	$ 66,075	$ (10,452)	$ (55,623)	$ 35,008

Condensed Statement of Operations for the year ended December 31, 2007	Equity One Inc.	Combined Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(In thousands)		
REVENUE:					
Minimum rents	$ 32,889	$ 110,617	$ 45,916	$ -	$ 189,422
Expense recoveries	9,507	28,892	14,925	-	53,324
Percentage rent	194	1,292	714	-	2,200
Management and leasing services	-	1,163	-	-	1,163
Total revenue	42,590	141,964	61,555	-	246,109
EQUITY IN SUBSIDIARIES EARNINGS	100,501	-	-	(100,501)	-
COSTS AND EXPENSES:					
Property operating	7,740	34,429	20,586	-	62,755
Rental property depreciation and amortization	7,062	27,736	11,191	-	45,989
General and administrative	23,206	4,876	118	-	28,200
Total costs and expenses	38,008	67,041	31,895	-	136,944
INCOME BEFORE OTHER INCOME AND EXPENSES, MINORITY INTEREST AND DISCONTINUED OPERATIONS	105,083	74,923	29,660	(100,501)	109,165
OTHER INCOME AND EXPENSES:					
Investment income	1,147	30	6,144	-	7,321
Equity in income in unconsolidated joint ventures	-	-	-	-	-
Other Income	310	-	-	-	310
Interest expense	(43,381)	(8,292)	(14,847)	-	(66,520)
Amortization of deferred financing fees	(1,474)	(75)	(129)	-	(1,678)
(Loss) on sale of fixed assets	(283)	-	-	-	(283)
Gain on sale of real estate	1,310	708	-	-	2,018
Impairment loss	-	-	(430)	-	(430)
INCOME BEFORE MINORITY INTEREST, INCOME TAXES AND DISCONTINUED OPERATIONS	62,712	67,294	20,398	(100,501)	49,903
Benefit for income taxes	272	-	-	-	272
Minority Interest	-	-	(112)	-	(112)
(LOSS) INCOME FROM CONTINUING OPERATIONS	62,984	67,294	20,286	(100,501)	50,063
DISCONTINUED OPERATIONS:					
Operations of income-producing properties sold	262	1,310	(1,654)	-	(82)
Gain on disposal of income-producing properties	6,139	10,562	2,703	-	19,404
Income from discontinued operations	6,401	11,872	1,049	-	19,322
NET (LOSS) INCOME	$ 69,385	$ 79,166	$ 21,335	$ (100,501)	$ 69,385

Condensed Statement of Operations for the year ended December 31, 2006	Equity One Inc.	Combined Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminating Entries	Consolidated
			(In thousands)		
REVENUE:					
Minimum rents	$ 34,766	$ 91,105	$ 45,963	$ -	$ 171,834
Expense recoveries	9,473	26,288	13,243	-	49,004
Percentage rent	179	1,303	550	-	2,032
Management and leasing services	-	2,067	-	-	2,067
Total revenue	44,418	120,763	59,756	-	224,937
EQUITY IN SUBSIDIARIES EARNINGS	203,226	-	-	(203,226)	-
COSTS AND EXPENSES:					
Property operating	9,929	35,410	14,052	-	59,391
Rental property depreciation and amortization	6,787	22,046	11,373	-	40,206
General and administrative	26,414	5,311	180	-	31,905
Total costs and expenses	43,130	62,767	25,605	-	131,502
INCOME BEFORE OTHER INCOME AND EXPENSES, MINORITY INTEREST AND DISCONTINUED OPERATIONS	204,514	57,996	34,151	(203,226)	93,435
OTHER INCOME AND EXPENSES:					
Investment income	2,881	266	4,332	-	7,479
Equity in income in unconsolidated joint ventures	-	1,853	-	-	1,853
Other Income	303	-	-	-	303
Interest expense	(33,040)	(5,771)	(14,921)	-	(53,732)
Amortization of deferred financing fees	(1,282)	(74)	(128)	-	(1,484)
Gain on sale of real estate	579	(207)	2,173	-	2,545
Gain on extinguishment of debt	542	-	(291)	-	251
INCOME BEFORE MINORITY INTEREST AND DISCONTINUED OPERATIONS	174,497	54,063	25,316	(203,226)	50,650
Minority Interest	-	-	(206)	-	(206)
INCOME FROM CONTINUING OPERATIONS	174,497	54,063	25,110	(203,226)	50,444
DISCONTINUED OPERATIONS:					
Operations of income-producing properties sold	1,977	5,974	(1,000)	-	6,951
Gain on disposal of income-producing properties	481	114,194	4,885	-	119,560
Income from discontinued operations	2,458	120,168	3,885	-	126,511
NET (LOSS) INCOME	$ 176,955	$ 174,231	$ 28,995	$ (203,226)	$ 176,955

Condensed Statement of Cash Flows for the year ended December 31, 2008	Equity One, Inc.	Combined Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
	(In thousands)			
Net cash (used in) provided by operating activities	$ (15,776)	$ 72,178	$ 30,229	$ 86,631
INVESTING ACTIVITIES:				
Additions to and purchases of rental properties	(957)	(5,551)	(3,206)	(9,714)
Land held for development	-	(87)	-	(87)
Additions to construction in progress	(5,820)	(17,380)	(7,247)	(30,447)
Proceeds from disposal of rental properties	550	176,855	14,500	191,905
Decrease in cash held in escrow	54,460	-	-	54,460
Investment in joint ventures	(4,410)	(12,768)	-	(17,178)
Advances to joint ventures	(265)	-	-	(265)
Distributions of capital from joint ventures	2,966	-	-	2,966
Increase in deferred leasing costs	(1,952)	(2,575)	(1,409)	(5,936)
Additions to notes receivable	(3)	-	-	(3)
Proceeds from repayment of notes receivable	13	4	5	22
Proceeds from sale of securities	250	-	-	250
Purchase of securities	(134,667)	-	-	(134,667)
Advances to affiliates	176,346	(177,064)	718	-
Net cash provided by (used in) investing activities	86,511	(38,566)	3,361	51,306
FINANCING ACTIVITIES:				
Repayments of mortgage notes payable	(9,775)	(33,612)	(34,929)	(78,316)
Borrowings under mortgage notes	65,000	-	-	65,000
Net repayments under revolving credit facilities	(1,500)	-	-	(1,500)
Repayment of senior debt	(81,518)	-	-	(81,518)
Change in deferred financing costs	(4,119)	-	1,340	(2,779)
Proceeds from issuance of common stock	57,102	-	-	57,102
Stock issuance cost	(2,161)	-	-	(2,161)
Cash dividends paid to stockholders	(89,611)	-	-	(89,611)
Distributions to minority interest	(112)	-	-	(112)
Net cash (used in) financing activities	(66,694)	(33,612)	(33,589)	(133,895)
Net increase in cash and cash equivalents	4,041	-	1	4,042
Cash and cash equivalents at beginning of the year	1,313	-	-	1,313
Cash and cash equivalents at end of the year	$ 5,354	$ -	$ 1	$ 5,355

Condensed Statement of Cash Flows for the year ended December 31, 2007	Equity One, Inc.	Combined Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
		(In thousands)		
Net cash (used in) provided by operating activities	(17,171)	95,255	28,932	107,016
INVESTING ACTIVITIES:				
Additions to and purchases of rental property	(2,421)	(106,323)	1,157	(107,587)
Land held for development	-	(2,529)	(122)	(2,651)
Additions to construction in progress	(58)	(14,256)	(898)	(15,212)
Proceeds from disposal of rental properties	29,833	37,793	3,647	71,273
Increase in cash held in escrow	(52,913)	-	-	(52,913)
Increase in deferred leasing costs	(3,884)	-	-	(3,884)
Additions to notes receivable	-	(14)	-	(14)
Proceeds from repayment of notes receivable	4,706	26	13	4,745
Proceeds from sale of securities	2,822	-	-	2,822
Purchase of securities	(1,181)	-	-	(1,181)
Advances from (to) affiliates	22,271	(3,157)	(19,114)	-
Net cash (used in) investing activities	(825)	(88,460)	(15,317)	(104,602)
FINANCING ACTIVITIES:				
Repayment of mortgage notes payable	(1,860)	(6,795)	(13,615)	(22,270)
Net repayments under revolving credit facilities	(39,500)	-	-	(39,500)
Proceeds from senior debt offerings	148,874	-	-	148,874
Cash paid for settlement of interest rate contracts	(2,498)	-	-	(2,498)
Change in deferred financing costs	(878)	-	-	(878)
Proceeds from issuance of common stock	3,882	-	-	3,882
Cash dividends paid to stockholders	(88,599)	-	-	(88,599)
Distributions to minority interest	(112)	-	-	(112)
Net cash provided by (used in) financing activities	19,309	(6,795)	(13,615)	(1,101)
Net increase in cash and cash equivalents	1,313	-	-	1,313
Cash and cash equivalents at beginning of the period	-	-	-	-
Cash and cash equivalents at end of the period	$ 1,313	$ -	$ -	$ 1,313

Condensed Statement of Cash Flows for the year ended December 31, 2006	Equity One, Inc.	Combined Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Consolidated
		(In thousands)		
Net cash (used in) provided by operating activities	$ (39,286)	$ 106,419	$ 27,510	$ 94,643
INVESTING ACTIVITIES:				
Additions to and purchases of rental property	(5,648)	(72,671)	(107,687)	(186,006)
Land held for development	-	(20,740)	(25,044)	(45,784)
Additions to construction in progress	(2,462)	(32,011)	(12,956)	(47,429)
Proceeds from disposal of rental properties	2,569	381,348	27,173	411,090
Increase in cash held in escrow	(1,547)	-	-	(1,547)
Increase in deferred leasing costs	(810)	(4,505)	(848)	(6,163)
Additions to notes receivable	-	(18)	(15)	(33)
Proceeds from repayment of notes receivable	5,693	28	14	5,735
Proceeds from sale of securities	12,852	-	-	12,852
Purchase of securities	(434)	-	(29,403)	(29,837)
Advances from (to) affiliates	151,090	(330,322)	179,232	-
Distributions from unconsolidated joint ventures from sale of property	-	-	1,935	1,935
Net cash provided by (used in) investing activities	161,303	(78,891)	32,401	114,813
FINANCING ACTIVITIES:				
Repayments of mortgage notes payable	(1,619)	(27,350)	(59,911)	(88,880)
Net repayments under revolving credit facilities	(16,665)	-	.	(16,665)
Proceeds from senior debt offering	246,868	-	-	246,868
Repayment of senior debt	(125,000)	-	-	(125,000)
Change in deferred financing costs	(1,947)	-	-	(1,947)
Proceeds from issuance of common stock	8,083	-	-	8,083
Repayment of notes receivable from issuance of common stock	65	-	-	65
Stock issuance costs	(69)	-	-	(69)
Repurchase of common stock	(69,103)	-	-	(69,103)
Cash dividends paid to stockholders	(162,704)	-	-	(162,704)
Distributions to minority interest	(28)	(178)	-	(206)
Net cash (used in) financing activities	(122,119)	(27,528)	(59,911)	(209,558)
Net increase in cash and cash equivalents	(102)	-	-	(102)
Cash and cash equivalents at beginning of the period	102	-	-	102
Cash and cash equivalents at end of the period	$ -	$ -	$ -	$ -

10. Property Dispositions

As of December 31, 2008, we had no properties held for sale.

The following table provides a summary of property disposition activity during the year ended December 31, 2008:

Date	Property	City, State	Square Feet / Acres	Gross Sales Price	Gain / (loss) on Sale
				(In thousands)	
Properties sold to joint venture: partial sale with continuing involvement					
04/01/08	Concord Outparcel	Miami, FL	0.59	2,449	-
04/01/08	Concord Shopping Plaza	Miami, FL	298,986	48,201	(966)
04/01/08	Shoppes at Ibis	West Palm Beach, FL	79,420	14,500	5,867
04/01/08	Shoppes of Sunset	Miami, FL	21,704	5,000	(76)
04/01/08	Shoppes of Sunset II	Miami, FL	27,767	5,400	(30)
04/01/08	Shoppes at Quail Roost	Miami, FL	73,550	15,400	(40)
06/09/08	Presidential Markets	Snellville, GA	396,408	62,309	11,133
06/09/08	Sparkleberry Square	Columbia, SC	154,217	23,545	2,708
11/13/08	Sparkleberry Kroger	Columbia, SC	98,873	15,927	4,226
11/13/08	Sparkleberry Kohl's	Columbia, SC	85,961	8,503	(1,238)
	Sale of income producing properties sold to joint venture			201,234	21,584
Sale of income-producing properties					
06/30/08	Rosemeade	Carrollton, TX	51,231	2,750	(557)
	Sale of income producing property			2,750	(557)
Sale of real estate (in acres)					
03/20/08	Waterlick Outparcel	Lynchburg, VA	7.96	550	(42)
	Sale of real estate			550	(42)
	Total Sales			$ 204,534	$ 20,985

Pursuant to SFAS 144, the accompanying statements of operations have been retrospectively adjusted to reflect the classification of discontinued operations. The summary selected operating results for income-producing properties disposed of as of December 31, 2008, 2007 and 2006 with no significant continuing involvement, are as follows:

	2008	2007	2006
		(In thousands)	
Rental Revenue	$ 232	$ 8,710	$ 23,078
Expenses			
Property operating expenses	41	3,259	7,673
Rental property depreciation and amortization	59	1,525	4,585
Interest expense		587	1,790
Amortization of deferred financing fees	-	6	19
Other (income) expense	-	3,415	2,060
Operations of income-producing properties sold	$ 132	$ (82)	$ 6,951

As a result of our significant continuing involvement following the sale of the properties to the GRI joint venture, the operating results of these properties are included in income from continuing operations for the current reporting periods up to the time of sale.

	2008	2007	2006
		(In thousands)	
Rental Revenue	$ 7,661	$ 18,453	$ 12,060
Expenses			
Property operating expenses	2,152	5,093	3,417
Rental property depreciation and amortization	1,572	3,701	2,293
Interest expense	1,491	2,740	2,838
Other (income) expense	(2)	(2)	(5)
Operations of income-producing properties sold	$ 2,448	$ 6,921	$ 3,517

The results of operations of these properties (in which we maintained continuing involvement) for the periods following the date of sale have not been consolidated, but have been accounted for under the equity method of accounting.

11. Investments in Unconsolidated Joint Ventures

During the year ended December 31, 2008, we entered into two joint ventures for the purpose of acquiring and managing commercial and retail real estate.

On February 22, 2008, we formed a joint venture with Global Retail Investors, LLC, an entity formed by an affiliate of First Washington Realty, Inc. and the State of California Public Employees' Retirement System. We have a 10% ownership interest in the GRI joint venture. On April 1, 2008, the joint venture agreement was amended and restated in connection with the sale and contribution of seven income-producing properties and one outparcel to the joint venture. The aggregate gross sales price of the seven assets was $176.8 million and the assets were sold in two tranches during the quarter ended June 30, 2008. The properties had a net book value of $152.6 million, and we recognized a total gain on sale of approximately $18.5 million, which is net of approximately $2.4 million of costs incurred in connection with the defeasance of existing mortgage debt paid for by the purchaser. At the closings, $9.3 million of the sale proceeds were contributed by us as our investment in the joint venture. On November 13, 2008, we sold an additional two properties to the joint venture which had a net book value of $21.9 million. We recognized a total gain on sale of approximately $3.2 million and $1.2 million of the sale proceeds were contributed by us as our investment in the joint venture.

Pursuant to SFAS 66, the sale of the properties to the GRI joint venture qualifies as a partial sale because we retained an equity interest in the buyer, and the gain on sale amounts noted above were calculated based on 90% of the properties being sold. The remaining amount of the gain, which totaled $2.9 million, is deferred until such time as the entity is liquidated or the assets are sold. We have no direct or indirect guarantees of indebtedness related to this transaction as of December 31, 2008, other than customary non-recourse carve-out obligations associated with its mortgage indebtedness.

On April 29, 2008, we entered into a joint venture with an affiliate of DRA Advisors, LLC to invest in value-added acquisition opportunities. The joint venture is 80% owned by the affiliate of DRA and 20% owned by us. During 2008, the venture completed its acquisition of a portfolio of three properties comprised of one office building and two neighborhood shopping centers totaling approximately 503,000 square feet of GLA. We have agreed to manage all three of the properties and will act as leasing agent for the two retail properties acquired by the joint venture. As part of this acquisition, we contributed $3.2 million to the joint venture. Our capital contribution represents our pro-rata portion of the net purchase price, after the assumption by the joint venture of existing mortgage indebtedness.

The following is a summary of our investments in unconsolidated joint ventures (in thousands):

	Location	Ownership	December 31, 2008	December 31, 2007
GRI Venture	GA, SC, FL	10.0%	$ 8,744	-
DRA Venture	FL	20.0%	3,001	-
Total investments in and advances to unconsolidated joint ventures			$ 11,745	-

Total equity in earnings from these joint ventures totaled $108,000 for the year ended December 31, 2008, and fees associated with these joint ventures totaled approximately $773,000 for the year ended December 31, 2008. There were no comparable fees or equity in earnings associated with joint ventures in the same 2007 period.

12. Stockholders' Equity and Earnings Per Share

Equity

On September 24, 2008, we entered into an underwriting agreement with several underwriters with respect to the issue and sale of 2,200,000 shares of our common stock in an underwritten public offering. The shares were offered to the public at $21.47 per share. The issuance of the shares was registered under the Securities Act of 1933 pursuant to our shelf registration statement.

Contemporaneous with the execution of the underwriting agreement, we entered into a common stock purchase agreement with an affiliate of our largest stockholder, Gazit-Globe, Ltd., which may be deemed to be controlled by Chaim Katzman, the chairman of our board of directors. Under the purchase agreement, Gazit's affiliate agreed to purchase 440,000 shares of our common stock at the public offering price in a private placement. In connection with the purchase agreement, we also executed a registration rights agreement granting the investor customary demand and "piggy-back" registration rights.

On September 29, 2008, we completed the public offering and concurrent private placement in accordance with the underwriting agreement and purchase agreement. The offerings resulted in net cash proceeds of approximately $54.7 million to the company.

On May 11, 2006, our board of directors authorized a $50.0 million share repurchase plan. On July 24, 2006, the board increased the size of the plan to $100.0 million. The plan, which does not have an explicit expiration date, allows, but does not require, the repurchase of common stock in open market and private transactions. Under the share repurchase plan, we expended approximately $69.1 million for approximately 3.0 million shares during the year ended December 31, 2006. No shares were acquired during the years ended December 31, 2007 or 2008. In furtherance of this authorization, we have in place a plan with a broker for pre-authorized purchases within defined market price limits pursuant to Rule 10b5-1 and other applicable securities regulations. This plan may be terminated at any time in our discretion and we may enter into other such plans.

Dividend Reinvestment Plan

We had a Dividend Reinvestment and Share Purchase Plan whereby stockholders could invest cash distributions and make optional cash purchases of our common stock. Effective March 2006, the plan was suspended, with approximately 5.4 million shares still available for sale under the Plan.

Earnings per Share

The following is a reconciliation of the amounts of net income and shares of common stock used in calculating basic and diluted per-share income ("EPS") for the years ended December 31, 2008, 2007 and 2006:

	For the Year Ended December 31, 2008 (In thousands, except per share amounts)		
	Income (Numerator)	**Shares (Denominator)**	**Per Share Amount**
Net Income	$ 35,008		
Basic EPS			
Income attributable to common stockholders	$ 35,008	74,075	$ 0.47
Effect of Dilutive Securities			
Walden Woods Village, Ltd.	112	94	
Unvested restricted stock using the treasury stock method	-	30	
Stock options using the treasury stock method	-	23	
	112	147	
Diluted EPS			
Income attributable to common stockholders assuming conversions	$ 35,120	74,222	$ 0.47

Options to purchase 900,403 shares of common stock at prices ranging from $23.03 to $28.05 per share were outstanding at December 31, 2008, but were not included in the computation of diluted EPS because the option price was greater than the average market price of common shares.

	For the Year Ended December 31, 2007		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(In thousands, except per share amounts)		
Net Income	$ 69,385		
Basic EPS			
Income attributable to common stockholders	$ 69,385	73,091	$ 0.95
Effect of Dilutive Securities			
Walden Woods Village, Ltd.	112	94	
Unvested restricted stock using the treasury method		99	
Common stock options using the treasury method		78	
	112	271	
Diluted EPS			
Income attributable to common stockholders assuming conversions	$ 69,497	73,362	$ 0.95

Options to purchase 119,660 shares of common stock at prices ranging from $26.41 to $28.05 per share were outstanding at December 31, 2007, but were not included in the computation of diluted EPS because the option price was greater than the average market price of common shares.

	For the Year Ended December 31, 2006		
	Income (Numerator)	Shares (Denominator)	Per Share Amount
	(In thousands, except per share amounts)		
Net Income	$ 176,955		
Basic EPS			
Income attributable to common stockholders	$ 176,955	73,598	$ 2.40
Effect of Dilutive Securities			
Walden Woods Village, Ltd.	206	94	
Unvested restricted stock	-	439	
Stock options	-	193	
	206	726	
Diluted EPS			
Income attributable to common stockholders assuming conversions	$ 177,161	74,324	$ 2.38

Options to purchase 1.8 million shares of common stock at prices ranging from $24.12 to $28.05 per share were outstanding at December 31, 2006, but were not included in the computation of diluted EPS because the option price was greater than the average market price of common shares.

13. Share-Based Payment and Other Benefit Plans

On June 23, 2000, following shareholder approval, we adopted the Equity One 2000 Executive Incentive Compensation Plan (the "2000 Plan"). The 2000 Plan provides for grants of stock options, stock appreciation rights, restricted stock, and deferred stock, other stock-related awards and performance or annual incentive awards that may be settled in cash, stock or other property. The persons eligible to receive an award under the 2000 Plan are our officers, directors, employees and independent contractors. Following an amendment to the 2000 Plan, approved by our stockholders on June 4, 2007, the total number of shares of common stock that may be issuable under the 2000 Plan is 8.5 million shares, plus (i) the number of shares with respect to which options previously granted under the 2000 Plan terminate without being exercised, and (ii) the number of shares that are surrendered in payment of the exercise price for any awards or any tax withholding requirements. In an amendment to the 2000 Plan approved by our stockholders in July 2004, the compensation committee expanded the list of business criteria that the committee may use in granting performance awards and annual incentive awards under the 2000 Plan intended to qualify for the exclusions from the limitations of Section 162(m) of the Internal Revenue Code and modified the definition of a "change of control" to include, in addition to other instances, following approval by stockholders of any reorganization, merger or consolidation or other transaction or series of transactions if persons who were stockholders immediately prior to such reorganization, merger or consolidation or other transaction do not, immediately thereafter, own more than 50% of the combined voting power of the reorganized, merger or consolidated company's then outstanding voting securities (previously the threshold was 26%). The 2000 Plan will terminate on the earlier of the day before the tenth anniversary of the stockholders' approval of the 2000 Plan or the date on which all shares reserved for issuance under the 2000 Plan have been issued.

Options

As of December 31, 2008, we have options outstanding under four share-based payment plans. The 2000 Plan authorized the grant of options, common stock and other share-based awards for up to 8.5 million shares of common stock, of which 3.4 million shares are available for issuance. The IRT Property Company 1998 Long Term Incentive Plan similarly authorized the grant of options, common stock and other share-based awards for up to 1,462,500 shares of common stock, of which no shares are available for issuance. Our 1995 Stock Option Plan authorized the grant of option awards for up to 1.0 million shares of common stock, all of which have been issued. The IRT Property Company 1989 Stock Option Plan authorized the grant of stock options and other share-based awards for up to 956,250 shares of common stock, of which no shares are available for issuance. In addition, in connection with the initial employment of Jeffrey S. Olson, our Chief Executive Officer, we issued Mr. Olson options to purchase 364,660 shares of common stock.

The term of each award is determined by our compensation committee, but in no event can be longer than ten years from the date of the grant. The vesting of the awards is determined by the committee, in its sole and absolute discretion, at the date of grant of the award. Dividends are paid on unvested shares of restricted stock. Certain options and share awards provide for accelerated vesting if there is a change in control, as defined in the 2000 Plan.

The fair value of each option award during 2008 was estimated on the date of grant using the Black-Scholes-Merton option-pricing model. Expected volatilities, dividend yields, employee exercises and employee terminations are primarily based on historical data. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant . We measure compensation costs for restricted stock awards based on the fair value of our common stock at the date of the grant and charges to expense such amounts to earnings ratably over the vesting period. For grants with a graded vesting schedule we have elected to recognize compensation expense on a straight-line basis.

The following table reports stock option activity for the years ended December 31, 2008, 2007 and 2006:

	2008		2007		2006	
	Shares Under Option	Weighted-Average Exercise Price	Shares Under Option	Weighted-Average Exercise Price	Shares Under Option	Weighted-Average Exercise Price
	(In thousands)		(In thousands)		(In thousands)	
Outstanding at the beginning of the year	2,325	$ 23.85	2,437	$ 22.82	977	$ 16.00
Granted	711	20.84	305	23.40	1,843	24.77
Exercised	(150)	16.09	(412)	17.36	(383)	14.85
Forfeited or expired	(411)	24.99	(5)	27.28	-	-
Outstanding at the end of the year	2,475	$ 23.32	2,325	$ 23.85	2,437	$ 22.82
Exercisable at the end of year	922	$ 24.26	678	$ 22.29	168	$ 14.93
Weighted average fair value of options granted during the year		$ 2.14		$ 3.43		$ 3.17

The total cash or other consideration received from options exercised during the years ended December 31, 2008, 2007 and 2006 was $259,900, $3.8 million and $3.0 million, respectively.

At December 31, 2008, the aggregate intrinsic value of options exercisable was less than the exercise price.

The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 was $1.4 million, $3.9 million and $3.6 million, respectively.

The fair value of each option grant was estimated on the grant date using the Black-Scholes pricing model for grants issued after January 1, 2008 and for options issued before January 1, 2008 with the following assumptions for the years ended December 31, 2008, 2007 and 2006:

	2008	2007	2006
Dividend Yield	4.9% - 7.2%	5.1%	4.7% - 5.0%
Risk-free interest rate	1.7% - 3.4%	4.1% - 4.9%	4.6% - 4.8%
Expected option life (years)	5.8 - 6.3	4.3	3.0 - 3.3
Expected volatility	21.0% - 23.2%	20.0% - 22.0%	20.0%

The options were granted with an exercise price equivalent to the current stock price on the grant date or the ten-day average of the stock price prior to the grant date.

Restricted Stock Grants

Our compensation committee grants restricted stock to our officers, directors, and other employees. Vesting periods for the restricted stock are determined by our compensation committee. We measure compensation costs for restricted stock awards based on the fair value of our common stock at the date of the grant and expense such amounts ratably over the vesting period. As of December 31, 2008, we had 385,200 shares of non-vested restricted stock grants outstanding.

The following table provides a summary of unvested restricted stock activity during the year ended December 31, 2008:

	Unvested Shares	Weighted-Average Price
	(In thousands)	
Unvested at December 31, 2007	492	$ 25.52
Granted	115	22.07
Vested	(183)	25.10
Forfeited	(39)	24.64
Unvested at December 31, 2008	385	$ 24.79

As of December 31, 2008, there was $12.1 million of total unrecognized compensation expense related to unvested share-based compensation arrangements (options and unvested restricted shares) granted under our plans. This cost is expected to be recognized over a weighted-average period of 2.09 years. The total vesting-date value of the shares that vested during the year ended December 31, 2008 was $3.4 million.

401(k) Plan

We have a 401(k) defined contribution plan (the "401(k) Plan") covering substantially all of our officers and employees which permits participants to defer compensation up to the maximum amount permitted by law. We match 100% of each employee's contribution up to 3.0% of the employee's annual compensation and, thereafter, match 50% of the next 3.0% of the employee's annual compensation. Employee's contributions and our matching contributions vest immediately. Our contributions to the 401(k) Plan for the years ended December 31, 2008, 2007 and 2006 were $263,000, $249,000, and $295,000, respectively. Effective January 1, 2007, the 401(k) Plan discontinued purchasing publicly traded shares of our common stock as matching contributions.

Deferred Compensation Plan

During 2005, we established a non-qualified deferred compensation plan that permits eligible employees to defer a portion of their compensation. The deferred compensation liability (included in accounts payable in the accompanying balance sheet) was $330,000 at December 31, 2008. We established a grantor trust (Rabbi Trust) to provide funding for benefits payable under this plan. The assets held in the trust at December 31, 2008 amounted to $330,000. The Rabbi Trust's assets consist of short-term cash investments and a managed portfolio of equity securities. These assets are included in other assets in the accompanying balance sheets. In December 2008, the compensation committee of our board of directors amended the plan to provide for mandatory distributions of all assets held under the plan in 2009. All such assets were distributed to participants in the first quarter of 2009 and no assets remain under the plan.

2004 Employee Stock Purchase Plan

Under the 2004 Employee Stock Purchase Plan (the "Purchase Plan") (implemented in October 2004), our employees, including our directors who are employees, are eligible to participate in quarterly plan offerings in which payroll deductions may be used to purchase shares of our common stock. The purchase price per share is 90% of the average closing price per share of our common stock on the NYSE on the five trading days that immediately precede the date of purchase, provided, however, that in no event shall the exercise price per share of common stock on the exercise date of an offering period be less than the lower 85% of (i) the market price on the first day of the offering period or (ii) the market price on the exercise date.

Long-Term Incentive Compensation Plans

Three of our executive officers are eligible for long-term incentive cash compensation subject to a performance-based schedule at the end of an approximate four-year performance period. In order for participants to receive compensation, our Total Shareholder Return ("TSR") over the performance period must exceed 6% and achieve a certain spread against the average TSR of a defined peer group.

We determine the fair value of TSR grants annually based upon a Monte Carlo simulation model, and recognize compensation expense accordingly over the vesting period. These liabilities totaled $785,000 at December 31, 2008 as compared to $681,000 at December 31, 2007. The level of cash compensation available depends on the spread between our TSR and the average TSR of the peer group companies.

14. Income Taxes

We elected to be taxed as a REIT under the Internal Revenue Code ("Code"), commencing with our taxable year ended December 31, 1995. To qualify as a REIT, we must meet a number of organizational and operational requirements, including a requirement that we currently distribute at least 90% of our REIT taxable income to our stockholders. Also, at least 95% of our gross income in any year must be derived from qualifying sources. The difference between net income available to common stockholders for financial reporting purposes and taxable income before dividend deductions relates primarily to temporary differences, such as real estate depreciation and amortization, deduction of deferred compensation and deferral of gains on sold properties utilizing like kind exchanges. It is our intention to adhere to these requirements and maintain our REIT status. As a REIT, we generally will not be subject to corporate level federal income tax, provided that distribution to our stockholders equal at least the amount of our REIT taxable income as defined under the Code. We have distributed sufficient taxable income for the years ended December 31, 2008, 2007 and 2006; therefore, no federal income or excise taxes were incurred. If we fail to qualify as a REIT in any taxable year, we will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if we qualify for taxation as a REIT, we may be subject to state income or franchise taxes in certain states in which some of our properties are located, and for federal income and excise taxes on our undistributed taxable income. Accordingly, the only provision for federal income taxes in our consolidated financial statements relates to our consolidated taxable REIT subsidiaries ("TRSs").

Further, we believe that we have appropriate support for the tax positions taken on our tax returns and that our accruals for the tax liabilities are adequate for all years still subject to tax audit after 2004.

The following table reconciles GAAP net income to taxable income for the years ended December 31, 2008, 2007 and 2006 (in thousands):

	2008 (Estimated)	2007 (Actual)	2006 (Actual)
GAAP net income	$ 35,008	$ 69,385	$ 176,955
Net loss (income) attributable to taxable REIT subsidiaries (1)	28,820	(6,251)	(4,811)
GAAP net income from REIT operations	63,828	63,134	172,144
Book/tax difference for depreciation	2,836	669	(1,453)
Book/tax difference on sale of property	(10,530)	5,995	(39,674)
Book/tax difference on excercise of stock options and restricted shares	1,565	(3,486)	(7,278)
Book/tax difference for interest expense	(560)	(1,294)	(3,355)
Deferred/prepaid/above- and below-market rents, net	(2,433)	(2,560)	(3,427)
GAAP impairment loss	4,752	1,851	
Subpart F income from foreign taxable REIT subsidiary	5,488	5,889	4,294
Other book/tax differences, net	(1,961)	(1,533)	(3,315)
Adjusted taxable income subject to 90% dividend requirements	$ 62,985	$ 68,665	$ 117,936

(1) Includes an impairment loss on available-for-sale securities investments of $32,791 in 2008.

The following summarizes the tax status of dividends paid:

	Years Ended December 31,		
	2008	2007	2006
Dividend paid per share	$ 1.20	$ 1.20	$ 2.20
Ordinary income	56.50%	51.26%	23.62%
Return of capital	28.51%	20.41%	29.86%
Capital gains	14.99%	28.33%	46.52%

Taxable REIT Subsidiaries ("TRS"):

We are subject to federal, state and local income taxes on the income from our TRS activities, which includes IRT Capital Corporation II ("IRT") and Southeast US Holdings, BV ("Southeast"), our wholly owned subsidiaries.

Our taxable income for book purposes and (provision) benefit for income taxes relating to our TRS and taxable entities which have been consolidated for accounting reporting purposes, for the years ended December 31, 2008, 2007, and 2006, are summarized as follows (in thousands):

	2008	2007	2006
U.S. (loss) income before income taxes	$ (503)	$ 90	$ 517
Foreign (loss) income before income taxes	(27,302)	5,889	4,294
Total (loss) income before income taxes	(27,805)	5,979	4,811
Less (provision) benefit for income taxes:			
Current federal and state	(125)	(676)	(83)
Deferred federal and state	(890)	948	83
Total tax (provision) benefit	(1,015)	272	-
Net (loss) income from taxable REIT subsidiary	$ (28,820)	$ 6,251	$ 4,811

The income tax (provision) benefit differs from the amount computed by applying the statutory federal income tax rate to taxable income before income taxes as follows (in thousands):

	2008	2007	2006
Federal provision at statutory tax rate (34%)	$ 9,454	$ (2,033)	$ (1,636)
State taxes, net of federal benefit	19	(3)	(19)
Participation exemption	(8,072)	1,778	1,287
Foreign tax rate differential	(1,092)	236	172
Other	(65)	(169)	36
Valuation allowance (increase) decrease	(1,259)	463	160
Total tax (provision) benefit	$ (1,015)	$ 272	$ -

Our deferred tax assets and liabilities at December 31, 2008 and 2007, were as follows (in thousands):

	2008	2007
Deferred tax assets:		
Disallowed interest	$ 2,329	$ 1,313
Other	44	-
Net operating loss	129	10
Valuation allowance	(1,334)	(75)
Total deferred tax assets	$ 1,168	$ 1,248
Deferred tax liabilities:		
Other real estate investments	(2,527)	(1,721)
Other	(50)	(46)
Total deferred tax liabilities	(2,577)	(1,767)
Net deferred tax liability	$ (1,409)	$ (519)

The net deferred tax liability is included in the caption Other liabilities on the accompanying Consolidated Balance Sheets at December 31, 2008 and 2007. The tax deduction for interest paid by the TRS to the REIT is subject to certain limitations pursuant to Federal tax law. Such interest may only be deducted in any tax year in which the TRSs' income exceeds certain thresholds. Such disallowed interest may be carried forward and utilized in future years, subject to the same limitation. At December 31, 2008, IRT had approximately $6.1 million of disallowed interest carry forwards, with a tax value of approximately $2.3 million. This carry forward does not expire. In prior years, valuations of the operating assets held by IRT indicated that the ultimate disposition of these assets would generate sufficient taxable income to fully utilize this deduction. However, due to the economic downturn, we have determined that it is more likely than not that IRT will not have sufficient income in the future in order to fully utilize the interest expense that had been disallowed and, accordingly, has recorded a valuation allowance of $1.2 million. Southeast had a net operating loss carry forward of $0.4 million at December 31, 2008 with a tax value of approximately $0.1 million. This carry forward has no expiration period. A valuation allowance has been established for this asset.

15. Future Minimum Rental Income

Our properties are leased to tenants under operating leases with expiration dates extending to the year 2032. Future minimum rents under non-cancelable operating leases as of December 31, 2008, excluding tenant reimbursements of operating expenses and percentage rent based on tenants' sales volume are as follows:

Year Ending	**Amount**
	(In thousands)
2009	166,463
2010	147,055
2011	125,304
2012	100,430
2013	79,322
Thereafter	415,788
Total	$ 1,034,362

16. Other Income

The following table summarizes other income detail information (in thousands):

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Other Income			
Easement Income	$ 593	$ -	$ -
Legal Settlements	-	-	303
Forfeited Deposits	203	-	-
Related Party Income	135	247	-
Miscellaneous Income	36	63	-
	$ 967	$ 310	$ 303

Included in other income in the year ended December 31, 2008 is $593,000 associated with an easement granted on one of our properties for the use of a retention pond. In addition, we retained an earnest money deposit of $203,000 related to the termination of a land sale contract. We received $135,000 in reimbursements of costs incurred by us to provide accounting reconciliation services to Gazit Globe, Ltd, one of our principal stockholders.

17. Commitments and Contingent Liabilities

As of December 31, 2008 and 2007, we had pledged letters of credit totaling $12.9 million and $4.7 million, respectively, as additional security for financial and other obligations.

We have committed to fund approximately $2.2 million, based on current plans and estimates, to complete pending development and redevelopment projects. These obligations, comprising principally construction contracts, are generally due as the work is performed and are expected to be financed by the funds available under our credit facilities.

Certain of our properties are subject to ground leases, which are accounted for as operating leases and have annual obligations of approximately $40,000. Additionally, we have operating lease agreements for office space in which we have an annual obligation of approximately $425,000.

We are subject to litigation in the normal course of business. However, we do not believe that any of the litigation outstanding as of December 31, 2008 will have a material adverse effect on our financial condition results of operations or cash flows.

18. Fair Value Measurements

In September 2006, the FASB issued SFAS 157. SFAS 157 establishes a framework for measuring fair value, which includes a hierarchy based on the quality of inputs used to measure fair value and provides specific disclosure requirements based on the hierarchy.

Fair Value Hierarchy

SFAS 157 requires the categorization of financial assets and liabilities, based on the inputs to the valuation technique, into a three-level fair value hierarchy. The fair value hierarchy gives the highest priority to the quoted prices in active markets for identical assets and liabilities and lowest priority to unobservable inputs. The various levels of the SFAS 157 fair value hierarchy are described as follows:

- Level 1 — Financial assets and liabilities whose values are based on unadjusted quoted market prices for identical assets and liabilities in an active market that we have the ability to access.
- Level 2 — Financial assets and liabilities whose values are based on quoted prices in markets that are not active or

model inputs that are observable for substantially the full term of the asset or liability.

- Level 3 — Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

SFAS 157 requires the use of observable market data, when available, in making fair value measurements. When inputs used to measure fair value fall within different levels of the hierarchy, the level within which the fair value measurement is categorized is based on the lowest level input that is significant to the fair value measurement.

Recurring Fair Value Measurements

The following table presents our fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2008:

	Fair Value Measurements (In thousands)	
Description	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**
Available-for-sale-securities	$ 32,210	$ 128,375
Interest rate swap	-	949
Total	$ 32,210	$ 129,324

Valuation Methods

Interest rate swap – This financial instrument is valued under an income approach using industry-standard models that consider various assumptions, including time value, volatility factors, current market and contractual prices for the underlying, and counterparty non-performance risk. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.

Debt securities – These securities are valued using industry-standard models that consider various assumptions, including time to maturity, applicable market volatility factors, and current market and selling prices for the underlying debt instruments which are traded on the open market, even if not highly liquid. Substantially all of these assumptions are observable in the marketplace, or can be derived from observable data.

19. Environmental Matters

We are subject to numerous environmental laws and regulations. The operation of dry cleaning and gas station facilities at our shopping centers are the principal environmental concerns. We require that the tenants who operate these facilities do so in material compliance with current laws and regulations and we have established procedures to monitor their operations. Where available, we have applied and been accepted into state sponsored environmental programs. Several properties in the portfolio will require or are currently undergoing varying levels of environmental remediation. However, we have environmental insurance policies covering most of our properties. Management believes that the ultimate disposition of currently known environmental matters will not have a material effect on our financial position, liquidity or operations.

20. Subsequent Events

In January of 2009, we repurchased and cancelled approximately $12.1 million principal amount of our unsecured outstanding senior notes payable for a total consideration of $8.3 million.

In January of 2009, we realized approximately $42.8 million of cash through various investment activities in relation to our investments in debt securities. Of the $42.8 million realized, $30.5 million was the result of a scheduled maturity, $7.6 million was a direct result of the sale of certain securities above par and prior to scheduled maturity, and $4.7 million was the result of a tender offer by the issuer earlier than the scheduled maturity.

On January 11, 2009, we entered into an agreement to acquire approximately 1.2 million ordinary shares of DIM Vastgoed N.V. ("DIM") from Homburg Invest Inc. ("Homburg"). Under the agreement, we issued on January 14, 2009, 866,373 shares of our common stock in exchange for a total of 1,237,676 DIM shares or share equivalents (or an exchange ratio of 0.7 shares of our common stock per DIM share). In addition, we obtained from Homburg voting rights with respect to another 766,573 DIM shares that Homburg has the right to acquire on January 1, 2011. Subject to certain conditions, the agreement also provides for us to acquire these DIM shares or share equivalents at the same 0.7 exchange ratio (or an aggregate of 536,601 shares of our common stock) from Homburg once Homburg has acquired them. The agreement also provided for customary registration rights with respect to our common stock issued to Homburg. As a result of the initial exchange and the voting rights agreement, we have voting control over approximately 74.6% of DIM's outstanding ordinary shares, including the approximately 4.0 million DIM shares we owned prior to year-end and excluding treasury shares. Based on our current assumption that we will demonstrate control over DIM as of the first quarter of 2009, we anticipate consolidating the financial results and balance sheet of DIM into our financial statements at such time. Finally, we are still evaluating the accounting treatment of this increased investment both relating to its prior treatment under the cost method and the allocation of the purchase price. Given recent accounting guidance, our acquisition may be treated as a multistep acquisition and, therefore, have an effect on earnings in the three months ending March 31, 2009.

21. Quarterly Financial Data (unaudited)

	First Quarter (1)	Second Quarter (1)	Third Quarter (1)	Fourth Quarter (1)	Total (2)
2008:					
Total revenues	$ 63,302	$ 60,894	$ 56,716	$ 58,117	$ 239,029
Income from continuing operations	$ 20,793	$ 29,863	$ (21,338)	$ 6,115	$ 35,433
Net income	$ 20,854	$ 29,418	$ (21,395)	$ 6,131	$ 35,008
Basic per share data					
Income from continuing operations	$ 0.28	$ 0.41	$ (0.29)	$ 0.08	$ 0.48
Net Income	$ 0.28	$ 0.40	$ (0.29)	$ 0.08	$ 0.47
Diluted per share data					
Income from continuing operations	$ 0.28	$ 0.41	$ (0.29)	$ 0.08	$ 0.48
Net income	$ 0.28	$ 0.40	$ (0.29)	$ 0.08	$ 0.47

(1) Reclassified to reflect the reporting of discontinued operations.

(2) The sum of quarterly earnings per share amounts may differ from annual earnings per share.

	First Quarter [1]	Second Quarter [1]	Third Quarter [1]	Fourth Quarter [1]	Total [2]
2007:					
Total revenues	$ 61,366	$ 62,989	$ 61,182	$ 60,572	$ 246,109
Income from continuing operations	$ 17,369	$ 12,777	$ 11,476	$ 8,441	$ 50,063
Net income	$ 20,019	$ 12,868	$ 10,666	$ 25,832	$ 69,385
Basic per share data					
Income from continuing operations	$ 0.24	$ 0.17	$ 0.16	$ 0.11	$ 0.68
Net Income	$ 0.27	$ 0.18	$ 0.15	$ 0.35	$ 0.95
Diluted per share data					
Income from continuing operations	$ 0.23	$ 0.17	$ 0.16	$ 0.11	$ 0.68
Net income	$ 0.27	$ 0.17	$ 0.14	$ 0.35	$ 0.95

(1) Reclassified to reflect the reporting of discontinued operations.

(2) The sum of quarterly earnings per share amounts may differ from annual earnings per share.

SCHEDULE III
Equity One, Inc.

REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
December 31, 2008
(in thousands)

Property	Location	Encum-brances	INITIAL COST TO COMPANY: Land	INITIAL COST TO COMPANY: Building & Improvements	Capitalized Subsequent to Acquisition or Improvements	GROSS AMOUNTS AT WHICH CARRIED AT CLOSE OF PERIOD: Land	GROSS AMOUNTS AT WHICH CARRIED AT CLOSE OF PERIOD: Building & Improvements	GROSS AMOUNTS AT WHICH CARRIED AT CLOSE OF PERIOD: Total	Accumulated Depreciation	Date of Construction	Date Acquired	Dep-reciable Life (yrs)
2400 PGA	FL	$ -	$ 1,418	$ -	$ -	$ 1,418	$ -	$ 1,418	-		03/20/06	40
4101 South I-85 Industrial	NC	-	1,619	950	349	1,619	1,299	2,918	(280)	1956,1963	02/12/03	40
Alafaya Commons	FL	-	6,858	10,720	1,285	6,858	12,005	18,863	(1,662)	1987	02/12/03	40
Alafaya Village	FL	3,970	1,444	4,967	512	1,444	5,479	6,923	(415)	1986	04/20/06	40
Ambassador Row	LA	-	3,880	10,570	593	3,880	11,163	15,043	(1,670)	1980	02/12/03	40
Ambassador Row Courtyard	LA	-	3,110	9,208	1,930	3,110	11,138	14,248	(1,801)	1986	02/12/03	40
Atlantic Village	FL	-	1,190	4,760	1,091	1,190	5,851	7,041	(2,439)	1984	06/30/95	40
Banco Popular Building	FL	-	3,363	1,566	243	3,363	1,809	5,172	(219)	1971	09/27/05	40
Bay Pointe Plaza	FL	-	4,655	5,870	83	4,655	5,953	10,607	(946)	1984	02/12/03	40
Beauclerc Village	FL	-	651	2,242	761	651	3,003	3,654	(1,150)	1962	05/15/98	40
Belfair Towne Village	SC	10,243	11,071	10,037	4,132	11,238	14,002	25,240	(1,855)	2000	12/22/03	40
Bird Ludlum	FL	6,742	4,088	16,318	851	4,088	17,169	21,257	(6,327)	1988	08/11/94	40
Bluebonnet Village	LA	-	2,790	4,231	1,376	2,449	5,948	8,397	(735)	1983	02/12/03	40
Bluffs Square Shoppes	FL	9,590	3,232	9,917	341	3,232	10,258	13,489	(2,690)	1986	08/15/00	33
Boca Village	FL	7,782	3,385	10,174	432	3,385	10,606	13,991	(2,414)	1978	08/15/00	37
Boynton Plaza	FL	7,069	2,943	9,100	178	2,943	9,278	12,221	(2,355)	1978	08/15/00	33
BridgeMill	GA	8,608	8,593	6,310	624	8,593	6,934	15,526	(1,110)	2000	11/13/03	40
Brookside Plaza	CT	-	2,290	26,260	3,682	2,291	29,941	32,232	(2,499)	1985	01/12/06	40
Buckhead Station	GA	26,806	27,138	45,277	-	27,138	45,277	72,415	(2,373)	1996	03/09/07	40
Butler Creek	GA	-	2,808	7,648	1,793	2,808	9,441	12,249	(1,789)	1990	07/15/03	40
Carrollwood	FL	-	2,756	6,553	1,004	2,756	7,557	10,312	(1,232)	1970	02/12/03	40
Cashmere Corners	FL	4,662	1,435	5,707	512	1,947	5,707	7,655	(1,185)	2001	08/15/00	40
Centre Pointe Plaza	NC	-	2,081	4,411	910	2,081	5,321	7,403	(953)	1989	02/12/03	40
Chapel Trail Plaza	FL	-	3,641	5,777	2,713	3,641	8,490	12,131	(622)	1996	05/10/06	40
Charlotte Square	FL	3,225	4,155	4,414	126	4,155	4,540	8,695	(779)	1980	02/12/03	40
Chastain Square	GA	3,366	10,689	5,937	291	10,689	6,228	16,917	(961)	1981	02/12/03	40
Chelsea Place	FL	-	2,591	6,491	1,158	2,591	7,649	10,240	(1,124)	1992	02/12/03	40
Chestnut Square	NC	-	1,189	1,326	3,534	1,189	4,860	6,048	(311)	1985	02/12/03	40
Commerce Crossing	GA	-	2,013	1,301	403	2,013	1,704	3,717	(454)	1988	02/12/03	40
Conway Crossing	FL	-	2,615	5,818	1,907	2,615	7,725	10,340	(1,125)	2002	02/12/03	40
Coral Reef Shopping Center	FL	-	16,465	4,376	449	16,465	4,825	21,291	(300)	1968	09/01/06	40
Corporate	FL	-	-	242	(1,296)	-	(1,054)	(1,054)	15	various	various	
Country Club Plaza	LA	-	1,294	2,060	143	1,294	2,203	3,497	(425)	1982	02/12/03	40
Countryside Shops	FL	-	11,343	13,853	3,099	11,343	16,952	28,295	(2,476)	1986	02/12/03	40
Crossroads Square	FL	-	3,592	4,401	5,785	3,592	10,186	13,778	(1,592)	1973	08/15/00	40
Cutler Ridge	FL	-	1,064	326	-	1,064	326	1,390	(25)	1972	09/14/06	40
CVS Plaza	FL	-	995	3,090	1,386	995	4,476	5,471	(533)	2004	07/23/99	40
Daniel Village	GA	3,679	3,439	8,352	47	3,439	8,399	11,837	(1,256)	1956	02/12/03	40
Dolphin Village	FL	-	17,404	10,098	409	17,607	10,304	27,911	(1,036)	1967	01/04/06	40
Douglas Commons	GA	4,383	3,681	7,588	75	3,681	7,663	11,344	(1,152)	1988	02/12/03	40
El Novillo	FL	-	250	1,000	151	250	1,151	1,401	(418)	1970	04/30/98	40
Elmwood Oaks	LA	-	4,088	8,221	622	4,088	8,843	12,931	(1,393)	1989	02/12/03	40
Fairview Oaks	GA	4,148	1,929	6,187	1,628	1,929	7,815	9,744	(1,142)	1997	02/12/03	40
Forest Village	FL	4,209	4,997	3,206	738	3,397	5,544	8,941	(1,170)	2000	01/28/99	40
Ft. Caroline	FL	-	938	2,800	448	738	3,449	4,186	(1,235)	1985	01/24/94	40
Galleria	NC	-	1,493	3,875	864	1,493	4,739	6,232	(682)	1986	02/12/03	40
Grand Marche	LA	-	304	-	-	304	-	304	-	1969	02/12/03	40
Grassland Crossing	GA	5,058	3,656	7,885	512	3,656	8,397	12,053	(1,220)	1996	02/12/03	40
Greenwood	FL	-	4,117	10,295	2,828	4,117	13,123	17,240	(1,918)	1982	02/12/03	40
Hairston Center	GA	-	1,644	642	1	1,644	643	2,288	(56)	2000	08/25/05	40
Hamilton Ridge	GA	-	5,612	7,167	1,460	5,612	8,627	14,239	(1,341)	2002	12/18/03	40
Hampton Oaks	GA	-	835	-	5,636	835	5,636	6,471	-	n/a	11/30/06	
Homestead Gas Station	FL	-	1,170	-	93	1,170	93	1,263	(1)	1959	11/08/04	40
Hunters Creek	FL	-	1,562	5,445	2,283	1,562	7,728	9,290	(1,040)	1998	09/23/03	40
Kirkman Shoppes	FL	9,056	3,222	9,714	251	3,222	9,965	13,188	(2,538)	1973	08/15/00	33
Lago Mar	FL	-	4,216	6,609	1,118	4,216	7,727	11,943	(1,116)	1995	02/12/03	40
Lake Mary	FL	23,074	7,092	13,878	6,710	7,092	20,588	27,680	(5,848)	1988	11/09/95	40
Lake St. Charles	FL	3,638	1,497	3,768	15	1,497	3,783	5,279	(700)	1999	09/21/01	40
Lancaster Plaza	SC	-	317	153	(36)	317	117	434	(34)	1971	02/12/03	40
Lancaster Shopping Center	SC	-	280	120	8	280	128	408	(21)	1963	02/12/03	40
Lantana Village	FL	-	1,350	7,978	895	1,350	8,873	10,223	(2,278)	1976	01/06/98	40
Laurel Walk Apartments	NC	-	2,065	4,491	-	2,065	4,491	6,555	(346)	1985	10/31/05	40
Lutz Lake	FL	7,420	3,619	5,199	1,163	3,619	6,362	9,982	(940)	2002	02/12/03	40
Mableton Crossing	GA	3,611	3,331	6,403	266	3,331	6,669	10,001	(991)	1997	02/12/03	40
Macland Pointe	GA	5,498	3,462	4,814	20	3,462	4,834	8,296	(748)	1992	02/12/03	40
Madison Centre	AL	3,366	1,424	5,187	53	1,424	5,240	6,664	(1,144)	1997	02/12/03	40

Property	Location	Encum-brances	INITIAL COST TO COMPANY Land	INITIAL COST TO COMPANY Building & Improvements	Capitalized Subsequent to Acquisition or Improvements	GROSS AMOUNTS AT WHICH CARRIED AT CLOSE OF PERIOD Land	GROSS AMOUNTS AT WHICH CARRIED AT CLOSE OF PERIOD Building & Improvements	GROSS AMOUNTS AT WHICH CARRIED AT CLOSE OF PERIOD Total	Accumulated Depreciation	Date of Construction	Date Acquired	Dep-reciable Life (yrs)
Mandarin Landing	FL	-	4,443	4,747	9,228	4,443	13,975	18,418	(1,847)	1976	12/10/99	40
Mandarin Mini	FL	-	362	1,148	318	362	1,466	1,828	(538)	1982	05/10/94	40
Marco Town Center	FL	7,846	3,872	11,966	721	3,872	12,687	16,559	(2,829)	2001	08/15/00	37
Mariners Crossing	FL	-	1,262	4,447	2,524	1,511	6,723	8,233	(1,052)	1989	09/12/00	40
Market Place	GA	-	1,667	4,078	185	1,667	4,263	5,930	(654)	1976	02/12/03	40
McAlphin Square	GA	-	3,536	6,963	403	3,536	7,366	10,902	(1,236)	1979	02/12/03	40
Meadows	FL	5,837	2,304	6,670	99	2,304	6,769	9,073	(1,200)	1997	05/23/02	40
Medical & Merchants	FL	-	10,323	12,174	(19)	10,323	12,155	22,477	(1,542)	1993	05/27/04	40
Middle Beach Shopping Center	FL	-	2,195	5,542	5	2,195	5,547	7,742	(706)	1994	12/23/03	40
Midpoint Center	FL	6,381	5,417	6,705	-	5,417	6,705	12,121	(380)	2002	12/08/06	40
Milestone Plaza	SC	-	11,576	9,031	20	11,576	9,051	20,627	(536)	1995	08/25/06	40
North Village Center	SC	-	2,860	2,774	23	2,860	2,797	5,657	(729)	1984	02/12/03	40
NSB Regional	FL	-	3,217	8,896	89	3,217	8,985	12,202	(1,369)	1987	02/12/03	40
Oak Hill	FL	-	690	2,760	650	690	3,410	4,100	(988)	1985	12/07/95	40
Oakbrook	FL	-	7,706	16,079	3,692	7,706	19,771	27,477	(3,499)	1974	08/15/00	40
Oaktree Plaza	FL	-	1,589	2,275	193	1,589	2,468	4,057	(173)	1985	10/16/06	40
Old Kings Commons	FL	-	1,420	5,005	391	1,420	5,396	6,816	(804)	1988	02/12/03	40
Park Promenade	FL	5,935	2,670	6,444	507	2,670	6,951	9,621	(2,113)	1987	01/31/99	40
Parkwest Crossing	NC	4,467	1,788	6,727	158	1,788	6,885	8,674	(1,060)	1990	02/12/03	40
Paulding Commons	GA	5,714	3,848	11,985	85	3,848	12,070	15,917	(1,807)	1991	02/12/03	40
Pavilion	FL	-	10,827	11,299	2,657	10,827	13,956	24,783	(1,880)	1982	02/04/04	40
Piedmont Peachtree Crossing	GA	-	34,338	17,992	626	34,338	18,618	52,956	(1,546)	1978	03/06/06	40
Pine Island	FL	-	8,557	12,860	219	8,557	13,079	21,636	(3,155)	1983	08/26/99	40
Pine Ridge Square	FL	6,880	6,528	9,850	2,520	6,528	12,370	18,898	(1,873)	1986	02/12/03	40
Plaza Acadienne	LA	-	2,108	168	19	2,108	187	2,295	(29)	1980	02/12/03	40
Plaza Alegre	FL	-	2,011	9,191	367	2,011	9,558	11,569	(2,145)	2003	02/26/02	40
Point Royale	FL	3,068	3,720	5,005	1,665	3,720	6,670	10,390	(2,172)	1970	07/27/95	40
Powers Ferry Plaza	GA	-	3,236	5,227	486	3,236	5,713	8,949	(1,038)	1979	02/12/03	40
Prosperity Centre	FL	-	4,597	13,838	731	4,597	14,569	19,166	(3,225)	1993	08/15/00	40
Providence Square	NC	-	1,112	2,575	696	1,112	3,271	4,382	(514)	1973	02/12/03	40
Quincy Star Market	MA	-	6,121	18,444	-	6,121	18,444	24,566	(2,108)	1965	10/07/04	40
Regency Crossing	FL	-	1,982	6,524	99	1,982	6,623	8,605	(992)	1986	02/12/03	40
Ridge Plaza	FL	-	3,905	7,450	1,393	3,905	8,843	12,748	(2,167)	1984	08/15/00	40
River Green (land)	GA	-	2,587	-	794	2,587	794	3,381	-	n/a	09/27/05	
Riverside Square	FL	7,058	6,423	8,260	996	6,423	9,256	15,680	(1,474)	1987	02/12/03	40
Riverview Shopping Center	NC	-	2,277	4,745	1,874	2,202	6,694	8,896	(899)	1973	02/12/03	40
Ross Plaza	FL	6,316	2,115	6,346	545	2,115	6,891	9,006	(1,669)	1984	08/15/00	33
Ryanwood Square	FL	-	2,281	6,880	672	2,281	7,552	9,833	(1,352)	1987	08/15/00	40
Salerno Village Square	FL	-	2,596	1,511	4,937	2,291	6,753	9,044	(850)	1987	05/06/02	40
Salisbury Marketplace	NC	-	3,118	5,099	373	3,118	5,472	8,591	(835)	1987	02/12/03	40
Sawgrass Promenade	FL	7,782	3,280	9,351	924	3,280	10,275	13,555	(2,725)	1982	08/15/00	40
Seven Hills	FL	-	2,167	5,167	621	2,167	5,788	7,955	(748)	1991	02/12/03	40
Shaw's @ Medford	MA	-	7,750	11,390	-	7,750	11,390	19,140	(1,296)	1995	10/07/04	40
Shaw's @ Plymouth	MA	-	4,917	12,199	-	4,917	12,199	17,115	(1,387)	1993	10/07/04	40
Sheridan	FL	64,876	38,888	36,241	4,314	38,888	40,555	79,442	(5,488)	1973	07/14/03	40
Sherwood South	LA	-	833	2,412	927	746	3,426	4,172	(684)	1972	02/12/03	40
Shipyard Plaza	MS	-	1,337	1,653	424	1,337	2,077	3,414	(370)	1987	02/12/03	40
Shoppes at Andros Isle	FL	6,086	6,009	7,832	83	6,009	7,915	13,924	(453)	2000	12/08/06	40
Shoppes at Silverlakes	FL	1,875	10,306	10,131	1,874	10,306	12,005	22,311	(1,785)	1995	02/12/03	40
Shoppes of Eastwood	FL	5,555	1,688	6,976	76	1,688	7,052	8,740	(1,192)	1999	06/28/02	40
Shoppes of Jonathan's Landing	FL	2,706	1,146	3,442	51	1,146	3,493	4,639	(772)	1997	08/15/00	37
Shoppes of North Port	FL	-	1,452	5,807	179	1,452	5,986	7,438	(1,242)	1991	12/05/00	40
Shops at Skylake	FL	12,504	15,226	7,206	23,678	15,226	30,884	46,110	(5,101)	1999	08/19/97	40
Shops of Huntcrest	GA	-	5,706	7,641	9	5,706	7,650	13,356	(1,224)	2003	02/12/03	40
Siegen Village	LA	3,718	4,329	9,691	40	4,329	9,731	14,060	(1,804)	1988	02/12/03	40
Smyth Valley Crossing	VA	-	2,537	3,890	16	2,537	3,906	6,443	(576)	1989	02/12/03	40
South Beach	FL	-	9,545	19,228	1,951	9,545	21,179	30,724	(3,256)	1990	02/12/03	40
South Point	FL	7,821	7,142	7,098	23	7,142	7,121	14,263	(408)	2003	12/08/06	40
Spalding Village	GA	8,722	3,384	5,005	1,298	4,709	4,978	9,687	(996)	1989	02/12/03	40
St. Lucie Land	FL	-	7,728	-	1,740	7,728	1,740	9,467	-	n/a	11/27/06	
Stanley Market Place	NC	-	396	669	4,932	396	5,601	5,997	(345)	1980	02/12/03	40
Star's @ Cambridge	MA	-	11,358	13,854	-	11,358	13,854	25,212	(1,578)	1953	10/07/04	40
Summerlin Square	FL	2,311	2,187	7,989	338	2,187	8,327	10,514	(2,241)	1986	06/10/98	40
Sun Point	FL	-	4,025	4,228	1,435	4,025	5,663	9,688	(366)	1984	05/05/06	40
Sunlake-Equity One LLC	FL	-	16,095	-	19,340	10,706	24,729	35,435	-	n/a	02/01/05	
Tamarac Town Square	FL	-	4,742	5,610	478	4,742	6,088	10,830	(1,020)	1987	02/12/03	40
Tarpon Heights	LA	-	1,133	631	167	1,133	798	1,931	(107)	1982	02/12/03	40
The Boulevard	LA	-	1,360	1,675	385	1,360	2,060	3,420	(525)	1976	02/12/03	40
The Crossing	LA	-	1,591	3,650	729	1,591	4,379	5,969	(637)	1988	02/12/03	40

Property	Location	Encum-brances	INITIAL COST TO COMPANY Land	INITIAL COST TO COMPANY Building & Improvements	Capitalized Subsequent to Acquisition or Improvements	GROSS AMOUNTS AT WHICH CARRIED AT CLOSE OF PERIOD Land	GROSS AMOUNTS AT WHICH CARRIED AT CLOSE OF PERIOD Building & Improvements	GROSS AMOUNTS AT WHICH CARRIED AT CLOSE OF PERIOD Total	Accumulated Depreciation	Date of Construction	Date Acquired	Dep-reciable Life (yrs)
The Plaza at St. Lucie West	FL	-	790	3,082	996	790	4,078	4,869	(287)		08/15/00	40
Thomasville Commons	NC	-	1,212	4,567	1,779	1,212	6,346	7,557	(920)	1991	02/12/03	40
Town & Country	FL	-	2,499	4,397	431	2,503	4,824	7,327	(694)	1993	02/12/03	40
Treasure Coast Plaza	FL	3,202	1,359	9,728	2,122	1,359	11,850	13,209	(1,600)	1983	02/12/03	40
Unigold	FL	-	4,304	6,413	1,451	4,304	7,864	12,168	(1,353)	1987	02/12/03	40
Union City Commons (land)	GA	-	8,084	-	812	8,084	812	8,896	-	n/a	06/22/06	
Venice Plaza	FL	-	2,755	450	3,286	2,755	3,736	6,491	(921)	1971	02/12/03	40
Venice Shopping Center	FL	-	3,857	2,562	158	3,857	2,720	6,577	(406)	1968	03/31/04	40
Village at Northshore	LA	-	1,034	10,128	(4)	1,034	10,124	11,157	(1,481)	1988	02/12/03	40
Walden Woods	FL	-	950	3,780	1,355	950	5,135	6,085	(2,029)	1985	01/01/99	40
Wal-Mart Stores, Inc.	LA	-	2,688	-	-	2,688	-	2,688	-	1985	02/12/03	40
Walton Plaza	GA	-	869	2,827	31	869	2,858	3,727	(423)	1990	02/12/03	40
Waterstone	FL	-	1,820	8,030	457	1,820	8,487	10,307	(745)	2005	04/10/92	40
Webster Plaza	MA	7,826	5,033	14,465	1,087	5,033	15,552	20,585	(950)	1963	10/12/06	40
Wesley Chapel Crossing	GA	2,935	6,389	4,311	833	6,389	5,144	11,533	(760)	1989	02/12/03	40
West Lakes Plaza	FL	-	2,141	5,789	405	2,141	6,194	8,335	(1,978)	1984	11/06/96	40
West Roxbury Shaw's Plaza	MA	-	9,223	13,588	1,506	9,207	15,110	24,317	(1,658)	1973	10/07/04	40
Westport Outparcels	FL	-	1,347	1,010	2	1,347	1,012	2,359	(61)	1990	09/14/06	40
Westport Plaza	FL	4,456	3,609	3,446	761	4,180	3,637	7,816	(391)	2002	12/17/04	40
Westridge	GA	-	1,266	4,390	2,024	1,696	5,984	7,680	(388)	2003	02/12/03	40
Whole Foods @ Swampscott	MA	-	5,139	6,539	-	5,139	6,539	11,677	(741)	1967	10/07/04	40
Williamsburg @ Dunwoody	GA	-	4,347	3,615	751	4,347	4,366	8,713	(647)	1983	02/12/03	40
Willowdale Shopping Center	NC	-	2,073	6,499	1,004	2,073	7,503	9,576	(1,322)	1986	02/12/03	40
Winchester Plaza	AL	-	2,221	8,784	22	2,221	8,805	11,026	(462)	2006	02/28/05	40
Windy Hill	SC	-	941	1,906	659	987	2,518	3,506	(268)	1968	04/08/04	40
Woodruff	SC	-	2,420	5,482	345	2,420	5,826	8,246	(929)	1995	12/23/03	40
Young Circle	FL	-	13,410	8,895	35	13,409	8,933	22,340	(853)	1962	05/19/05	40
Grand Total		**$ 371,077**	**$ 706,657**	**$ 1,068,312**	**$ 199,915**	**$ 702,152**	**$ 1,272,732**	**$ 1,974,884**	**$ (196,151)**			

SCHEDULE III
Equity One, Inc.

REAL ESTATE INVESTMENTS AND ACCUMULATED DEPRECIATION
December 31, 2008

	Year ended 12/31/08	Year ended 12/31/07	Year ended 12/31/06
		(In thousands)	
Reconciliation of total real estate carrying value:			
Balance at beginning of year	$ 2,129,890	$ 2,030,947	$ 2,020,475
Additions during period:			
Improvements	38,850	31,258	36,698
Acquisitions	-	139,446	270,931
Deductions during period:			
Cost of real estate sold/written off	(193,856)	(71,761)	(297,157)
Balance at end of year	$ 1,974,884	$ 2,129,890	$ 2,030,947
Reconciliation of accumulated depreciation:			
Balance at beginning of year	$ (172,651)	$ (144,829)	$ (132,925)
Depreciation expense	(39,071)	(39,921)	(37,684)
Cost of real estate sold/written off	15,571	12,099	25,780
Balance at end of year	$ (196,151)	$ (172,651)	$ (144,829)
Aggregate cost for federal income tax purposes	$ 1,436,618	$ 1,887,755	$ 1,999,063

SCHEDULE IV
Equity One, Inc.
MORTGAGE LOANS ON REAL ESTATE
December 31, 2008

	Year Ended December 31,		
	2008	2007	2006
		(In thousands)	
Balance at beginning of period	$ -	$ 4,700	$ 10,381
Additions during period:			
New loans	-	-	-
Reductions during period:			
Collection of principal	-	(4,700)	(5,681)
Balance at end of period	$ -	$ -	$ 4,700

INDEX TO EXHIBITS

EXHIBIT NO.	DESCRIPTION
12.1	Ratio of Earnings to Fixed Charges
21.1	List of Subsidiaries of the Registrant
23.1	Consent of Ernst & Young LLP
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. 1350, as created by Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 12.1

Ratio of Earnings to Fixed Charges
For Period Ended December 31,2008
(in thousands, except ratio computation)

	Year Ended December 31,				
	2008	2007	2006	2005	2004
Income From Continuing Operations	$ 35,433	$ 50,063	$ 50,444	$ 48,297	$ 27,151
Adjustments					
Minority interest	112	112	206	188	689
Equity in income in unconsolidated joint ventures	(108)	-	(1,853)	-	-
Fixed Charges	67,315	73,494	64,267	56,852	50,126
Distributed income of equity investees	-	-	3,308	(12)	3,119
Capitalized interest	(2,933)	(3,194)	(5,820)	(3,354)	(3,204)
Earnings as Defines	**$ 99,819**	**$ 120,475**	**$ 110,552**	**$ 101,971**	**$ 77,881**
Fixed Charges					
Interest expense	$ 60,851	$ 66,520	$ 53,732	$ 47,050	$ 40,722
Capitalized interest	2,933	3,194	5,820	3,354	3,204
Amortization of debt premiums / discounts	1,902	2,102	3,231	4,999	4,871
Amortization of loan fees	1,629	1,678	1,484	1,449	1,329
Fixed Charges	**$ 67,315**	**$ 73,494**	**$ 64,267**	**$ 56,852**	**$ 50,126**
Ratio of earning to Fixed Charges	1.48	1.64	1.72	1.79	1.55

Exhibit 21.1

LIST OF SUBSIDIARIES OF EQUITY ONE, INC.

Below is a list of the direct and indirect subsidiaries of Equity One, Inc., a Maryland corporation, and the corresponding states of organization:

Name of Entity	State of Organization
Boca Village Square, Inc.	Florida
Boca Village Square, Ltd.	Florida
Boynton Plaza Shopping Center, Inc.	Florida
Cashmere Developments, Inc. *	Florida
Centrefund (US), LLC *	Delaware
CDG Park Place LLC (1)	Texas
Centrefund Development Group LLC (1)	Delaware
Centrefund Realty (U.S.) Corporation *	Delaware
Dolphin Village Partners, LLC	Florida
Equity (Park Promenade) Inc.	Texas
Equity One (Alafaya Village) Inc.	Florida
Equity One (Andros) Inc.	Florida
Equity One (Belfair) Inc.	South Carolina
Equity One (Bridgemill) Inc.	Georgia
Equity One (Buckhead Manager) Inc.	Georgia
Equity One (Buckhead Station) LLC	Georgia
Equity One (Commonwealth) Inc. *	Florida
Equity One (Delta) Inc. *	Florida
Equity One (Florida Portfolio) Inc. *	Florida
Equity One (Forest Village) Inc.	Florida
Equity One (Lake Mary) Inc.	Florida
Equity One (Louisiana Portfolio) LLC *	Florida
Equity One (Mariner) Inc.	Florida
Equity One (Midpoint) Inc.	Florida
Equity One (North Port) Inc. *	Florida
Equity One (Northeast Portfolio) Inc. *	Massachusetts
Equity One (Pine Island) Inc.	Florida
Equity One (Point Royale) Inc. *	Florida
Equity One (Presidential Markets) Inc.	Georgia
Equity One (Shoppes of Sunset) LLC	Florida
Equity One (Sky Lake) Inc. *	Florida
Equity One (Southeast Portfolio) Inc. *	Georgia
Equity One (Southpoint) Inc.	Florida
Equity One (Sparkleberry Kohl's) Inc.	South Carolina
Equity One (Sparkleberry Kroger) Inc.	South Carolina
Equity One (Summerlin) Inc. *	Florida
Equity One (Sunlake) Inc. *	Florida
Equity One (Walden Woods) Inc. *	Florida
Equity One (Webster) Inc.	Massachusetts
Equity One (Westport) Inc.	Florida
Equity One Acquisition Corp. *	Florida
Equity One Realty & Management FL, Inc. *	Florida
Equity One Realty & Management NE, Inc. *	Massachusetts
Equity One Realty & Management SE, Inc. *	Georgia
Equity One Realty & Management Texas, Inc. *	Texas
EQY Portfolio Investor (GRI) Inc.	Florida
EQY Realty & Management (GRI) Inc.	Florida

EQY Realty & Management Texas, LP	Texas
EQY Realty & Management Texas GP LLC	Florida
EQY (Southwest Portfolio) Inc. *	Texas
Gazit (Meridian) Inc. *	Florida
IRT Alabama, Inc. *	Alabama
IRT Capital Corporation II *	Georgia
IRT Coral Springs, LLC	Delaware
IRT MacLand Pointe, LLC	Delaware
IRT Management Company *	Georgia
IRT Parkwest Crossing, LLC	North Carolina
IRT Partners L.P. *	Georgia
Louisiana Holding Corp. *	Florida
Marco Town Center, Inc.	Florida
Parcel F, LLC *	Florida
Prosperity Shopping Center Corp. *	Florida
Sawgrass Promenade, Inc.	Florida
Shoppes at Jonathan's Landing, Inc. *	Florida
Skipper Palms Properties, Inc.	Florida
Southeast U.S. Holdings B.V.	The Netherlands
Southeast U.S. Holdings Inc. *	Florida
Sunlake – Equity One LLC [2]	Delaware
The Bluffs Shopping Center Corporation	Florida
The Meadows Shopping Center, LLC *	Florida
The Shoppes of Eastwood, LLC *	Florida
The Shoppes of Ibis, LLC	Florida
The Shoppes of North Port, Ltd.	Florida
Turkey Lake Shopping Center, Inc.	Florida
UIRT - Lake St. Charles, L.L.C.	Florida
UIRT - Rosemeade, Inc.	Texas
UIRT - Skipper Palms, L.L.C.	Florida
Walden Woods Village, Ltd.	Florida
West Hills Shopping Center, Inc.	Florida

[1] CDG Park Place LLC is 100% owned by Centrefund Development Group LLC which is 50% indirectly owned by Equity One, Inc.

[2] Equity One, Inc. owns a 60% membership interest in Sunlake – Equity One LLC

*Guarantors

Exhibit 31.2

CERTIFICATE OF CHIEF FINANCIAL OFFICER

I, Gregory R. Andrews, certify that:

1. I have reviewed this annual report on Form 10-K of Equity One, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the period covered by this report based on such evaluation;

   d. Disclosed in this report any change in the company's internal control over financial reporting that occurred during the company's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date February 28, 2009

/s/ GREGORY R. ANDREWS

Gregory R. Andrews
Executive Vice President and
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATE PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Pursuant to 18 U.S.C. § 1350, as created by Section § 906 of the Sarbanes-Oxley Act of 2002, the undersigned officers of Equity One, Inc. (the "Company") hereby certify, to such officers' knowledge, that:

(i) The accompanying Annual Report on Form 10-K for the year ended December 31, 2008 (the "Report") fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, as amended; and

(ii) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 28, 2009

/s/ JEFFREY S. OLSON

Jeffrey S. Olson
Chief Executive Officer

Date: February 28, 2009

/s/ GREGORY R. ANDREWS

Gregory R. Andrews
Executive Vice President and
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

The foregoing certification is being furnished as an exhibit to the Report pursuant to Item 601(b)(32) of Regulation S-K and Section 906 of the Sarbanes-Oxley Act of 2002 and, accordingly, is not being filed with the Securities and Exchange Commission as part of the Report and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933 or the Securities Exchange Act of 1934 (whether made before or after the date of the Report, irrespective of any general incorporation language contained in such filing).

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-3 No. 333-120350) of Equity One, Inc.,
(2) Registration Statement (Form S-3 No. 333-150707) of Equity One, Inc.,
(3) Registration Statement (Form S-3 No. 333-106909) of Equity One, Inc.,
(4) Registration Statement (Form S-8 No. 333-99577) pertaining to the 1995 Stock Option Plan and the Amended and Restated 2000 Executive Incentive Compensation Plan of Equity One, Inc.,
(5) Registration Statement (Form S-8 No. 333-103368) pertaining to the 1989 Stock Option Plan of Equity One, Inc. and the 1998 Long-Term Incentive Plan of IRT Property Company,
(6) Registration Statement (Form S-8 No. 333-118347) pertaining to the Amended and Restated Executive Incentive Compensation Plan for Equity One, Inc.,
(7) Registration Statement (Form S-8 No. 333-150706) pertaining to the First Amended and Restated Employment Agreement, dated August 28, 2006, by and between Equity One, Inc. and Jeffrey S. Olson and the Amended and Restated 2000 Executive Incentive Compensation Plan of Equity One, Inc.,

of our reports dated February 27, 2009, with respect to the consolidated financial statements and schedules of Equity One, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Equity One, Inc. and subsidiaries included in this Annual Report (Form 10-K) of Equity One, Inc. and subsidiaries for the year ended December 31, 2008.

/s/ Ernst & Young LLP
Certified Public Accountants

Miami, Florida
February 27, 2009

Exhibit 31.1

CERTIFICATE OF CHIEF EXECUTIVE OFFICER

I, Jeffrey S. Olson, certify that:

1. I have reviewed this annual report on Form 10-K of Equity One, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The company's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the company and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the period covered by this report based on such evaluation;

   d. Disclosed in this report any change in the company's internal control over financial reporting that occurred during the company's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2009

/s/ JEFFREY S. OLSON

Jeffrey S. Olson
Chief Executive Officer

Directors

Chaim Katzman
Chairman of Equity One, Inc.; Chairman of Gazit-Globe, Ltd.; Chairman, First Capital Realty, Inc. (1)

Dori J. Segal
Vice Chairman of Equity One, Inc.; President, Gazit-Globe, Ltd.; President and Chief Executive Officer, First Capital Realty, Inc. (1)

Jeffrey S. Olson
Chief Executive Officer of Equity One, Inc. (1)

James S. Cassel
Vice Chairman, Managing Director of Investment Banking, Ladenburg Thalmann and Co. Inc. (3)(4)

Nathan Hetz
Chief Executive Officer, Alony Hetz Properties & Investments, Ltd. (2)

Neil Flanzraich
Former Vice Chairman and President, IVAX Corporation; Private Investor (3)(4)(5)

Noam Ben-Ozer
Founder and Principal, Focal Advisory; Founder and Managing Director, Focal Energy (2)(3)

Peter Linneman, Ph.D.
Albert Sussman Professor of Real Estate, Finance and Public Policy, The Wharton School, University of Pennsylvania (1)(3)(4)

Cynthia R. Cohen
Founder, Strategic Mindshare (2)(3)


Chaim Katzman


Dori J. Segal


Jeffrey S. Olson


James S. Cassel


Nathan Hetz


Neil Flanzraich


Noam Ben-Ozer



Peter Linneman, Ph.D. Cynthia R. Cohen

(1) Executive Committee | (2) Audit Committee | (3) Nominating & Corporate Governance Committee | (4) Compensation Committee | (5) Lead Director

Officers


Jeffrey Olson
CEO


Thomas Caputo
President


Greg Andrews
EVP and Chief Financial Officer


Arthur Gallagher
EVP and General Counsel


Tom McDonough
EVP and Chief Investment Officer


Mark Langer
SVP and Chief Admin. Officer


Deborah Cheek
VP and Chief Accounting Officer


Lauren Holden
VP of Portfolio Management

Investor Information

Current and prospective Equity One investors can receive a copy of the Company's proxy statement, earnings announcements, quarterly and annual reports by contacting:

Equity One, Inc. - Investor Relations
1600 N.E. Miami Gardens Drive
North Miami Beach, Florida 33179
Tel. 305-947-1664
Fax 305-947-1734
Web: www.equityone.net
IR Contact: Michele Villano
E-mail: mvillano@equityone.net

EQY LISTED NYSE

Annual Meeting of Stockholders
Wednesday, May 13, 2009, 9:00 a.m.
Fairmont Turnberry Isle
Resort & Club
19999 West Country Club Drive
Aventura, Florida 33180

Stock Information
The high and low closing prices and dividend distributions for the common stock of Equity One, Inc. for the periods indicated in the table below were:

2008 Quarter Ended	High Price	Low Price	Dividend Distribution
March 31	$24.55	$20.66	$0.30
June 30	$26.44	$20.46	$0.30
September 30	$23.43	$19.01	$0.30
December 31	$20.42	$10.43	$0.30

Transfer Agent & Registrar
American Stock Transfer & Trust Company
59 Maiden Lane
New York, New York 10038
Tel. 718-921-8200
Fax 718-236-2640
E-mail: info@amstock.com

Legal Counsel
Greenberg Traurig, P.A.
Miami, Florida

Independent Auditors
Ernst & Young, LLP
Miami, Florida

Certifications Regarding Public Disclosures & Listing Standards
Equity One has filed with the Securities and Exchange Commission ("SEC") as exhibits 31.1 and 31.2 to its Annual Report on Form 10-K for the year ended December 31, 2008, the certification required by Section 302 of the Sarbanes-Oxley Act regarding the quality of the Company's public disclosure. In addition, the annual certification of our Chief Executive Officer regarding compliance with the corporate governance listing standards of the New York Stock Exchange was submitted to the New York Stock Exchange following the completion of our 2008 annual meeting of stockholders in June 2008.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: This Annual Report contains forward-looking statements regarding Company and property performance. Future results could vary materially from actual results depending on various factors, including risks and uncertainties inherent in general and local real estate conditions, or competitive factors specific to the markets in which the Company operates. The Company assumes no obligation to update this information. For more details, please refer to the Company's SEC filings, including the most recent reports on Form 10-K and Form 10-Q.


EQUITY
ONE™

Equity One, Inc.
1600 NE Miami Gardens Drive
North Miami Beach, FL 33179
T: 305.947.1664 | F: 305.947.1734
www.equityone.net